Strategy in Action

2012 Scotiabank Annual Report

“We help customers become financially better off in a changing world.”

Scotiabank serves more than 19 million customers in over 55 countries.

Contents
1	Message from CEO Rick Waugh	9	Board of Directors	101	Consolidated Financial Statements
7	Executive Management team	10	MD&A at a glance and message from CFO Sean D. McGuckin	Scotiabank Bright Future (see inside back cover)
8	Message from Chairman of the Board John T. Mayberry	12	Management’s Discussion and Analysis

Fiscal 2012 measures Return on equity 19.7% Earnings per share (diluted) $5.22	Business lines % of 2012 net income (millions)* * % of 2012 net income, excluding the Other segment.
Tier 1 capital ratio 13.6% Productivity ratio 52.0%

Scotiabank’s Annual Report Online Go online for a more detailed breakdown of this report, including video messages and customer stories.

www.scotiabank.com/annualreport2012

Business lines % of 2012 net income (millions)*

Canadian Banking $1,938

International Banking $1,734

31%

27%

Global Wealth Management $1,170

%

Global Banking and Markets $1,492

24%

18

* % of 2012 net income, excluding the Other segment.

Financial highlights

(As at and for the fiscal years ended October 31)

2012(1)

2011(1)

Operating results ($ millions)

Net income

6,466

5,330

Operating performance

Diluted earnings per share ($)

5.22

4.53

Return on equity (%)(2)

19.7

20.3

Productivity ratio (%) (TEB(2))

52.0

53.9

Balance sheet information ($ millions)

Total assets

668,044

594,423

Capital measures(1)

Tier 1 capital ratio (%)

13.6

12.2

Tangible common equity to risk-weighted assets(2) (%)

11.3

9.6

Common share information

Annual shareholder return (%)

7.6%

(0.4)%

10-year compound annual return (%)

13.0%

13.1%

20-year compound annual return (%)

15.6%

16.6%

Market capitalization ($ millions)

64,252

57,204

Dividends per share ($)

2.19

2.05

Dividend yield (%)(3)

4.2

3.7

Book value per common share ($)

29.76

24.20

Price to earnings multiple

10.2

11.3

(1) Amounts for 2012 and 2011 were prepared in accordance with International Financial Reporting Standards (IFRS). Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.

(2) Non-GAAP measures. Refer to non-GAAP measures on page 17.

(3) Based on the average of the high and low common share price for the year.

A MESSAGE FROM CHIEF EXECUTIVE OFFICER RICK WAUGH

Serving customers and managing risk

are at the heart of our business.”

– Rick Waugh, Chief Executive Officer

Guided by our strong values and risk management culture, Scotiabank focuses on maintaining the trust and confidence of customers, while helping them become financially better off.

Rick Waugh, CEO

Scotiabank achieved record results in 2012.	Dear Fellow Shareholders,
Total net income $6,466 Million Up 21% from 2011 (including real estate gains)

I’m pleased to report that in 2012, Scotiabank achieved record results, earning $6.5 billion in net income, meeting or exceeding all financial and operational objectives. In each quarter of 2012 we achieved consistent results and had good performances from all four business lines, including strong organic growth and increasing contributions from recent acquisitions. We have produced record results eight of the last 10 years, including the last three in a row – tangible evidence of the sustainability of our business model.

Together, our four strong and diverse platforms provide stability and lower risk. This has consistently proven to be very beneficial throughout the continuing volatile and uncertain global economic conditions.

These results continue to demonstrate that we have the right strategy and we are executing it well. Scotiabank achieved the highest five-year average return on equity of our peers, and consistently produced superior long-term total shareholder returns, including a compound annual return of 13.0% over 10 years and 15.6% over 20 years.

As a result of our ongoing strength, we increased our quarterly dividend twice in 2012, while continuing to retain substantial earnings to finance growth initiatives.

Challenging environment

Our results this year once again demonstrate Scotiabank’s ability to earn through a prolonged period of slower economic growth as well as a more prescribed and rapidly changing regulatory environment. We are managing the Bank and our risk profile with the view that these conditions will persist for the foreseeable future.

In this environment, it’s more important than ever that we earn and maintain the trust of our customers, and work with them to grow and become financially better off. Customers must be able to trust that their money will be protected and that all payments can be made with confidence.

Banking has a critical role to play in putting customers’ deposits back to work in the financial system, providing loans and financial solutions that help drive economic growth, innovation and job creation. In this role, at Scotiabank we are committed to being a strong and stable presence, and making positive contributions to the economies and communities where we operate. In 2012, Scotiabank was named Global Bank of the Year by The Banker magazine, a Financial Times publication, and we were also recognized in seven other categories including Bank of the

For more information about Scotiabank’s performance, please see MD&A at a glance on page 10.

Scotiabank Annual Report 2012  1

A MESSAGE FROM CHIEF EXECUTIVE OFFICER RICK WAUGH

Scotiabank helped me achieve my retirement goals.” – Daryl Forbes, Island Tractor

Go to media.scotiabank.com/business for customer stories on how Scotiabank helps safeguard family finances and the future.

Year in Canada and the Americas. In addition, Scotiabank was again recognized by Global Finance magazine as among the 50 safest banks in the world.

Strong foundation

2012 marks the 180th year of Scotiabank’s operations. Our Bank has always been a customer-focused organization since it was first founded to help customers involved in the trade of fish, rum and lumber out of Halifax, Nova Scotia. We have meaningful, long-term relationships with our customers and we understand that we rely upon one another to succeed.

We are a proudly Canadian bank, and benefit from all the strengths of the Canadian banking system, which is one of the soundest in the world, based on principles rather than rules, with sound supervision and government policies. To balance our strong base in Canada, we have built a firm foothold in high-growth emerging markets, an approach that provides both stability and excellent growth opportunities in the short and long term.

We have diversified into new businesses and new markets by growing organically and making selective, highly disciplined acquisitions that align with our diversification strategy and ensure the creation of shareholder value.

For more than 120 years, we’ve approached international markets by starting small, learning each market and building our investment over time, working with local people and developing local networks. We still use this approach today. In just the past decade, we have expanded our international presence significantly while also growing in Canada, in total welcoming more than 30,000 new employees and nine million new customers.

Our strength and stability has allowed us to grow our business at a time when many banks are retrenching, and in fact since 2007 we have made about 30 acquisitions worth more than $14 billion, many of them purchased from banks pulling out of a business or market. Scotiabank continued to make key strategic investments in 2012, including the announcement of our purchase of ING DIRECT Canada, the largest acquisition in our history. We completed this transaction in November just after fiscal year end.

In ING we saw a tremendous opportunity that includes an excellent team, strong brand recognition and a clear customer value proposition. It will continue to operate separately as a standalone platform, and it allows us to further diversify, adding a channel that offers attractively priced, highly competitive products to customers who do not seek the added services and relationship of a traditional bank. An acquisition of this scale also balances the recent growth we’ve undertaken outside Canada.

This year we also made one of our largest-ever international acquisitions by purchasing a 51% stake in Colombia’s fifth-largest bank, Banco Colpatria. This gives Scotiabank a solid footing in Colombia’s fast growing economy, while further extending our unparalleled presence amongst our peers in the key Latin American markets of Peru, Chile, Mexico and Brazil.

On the wholesale side, we built upon our leading niche expertise in energy financing with the acquisition of U.S. energy firm Howard Weil, which grows our product footprint and increases our dedicated equity sales, trading and research capabilities in the U.S.

Unique culture and approach

In my more than 40 years with the Bank, I’ve travelled extensively and had the opportunity to meet people from organizations all over the world. This has given me a great appreciation for the unique culture we enjoy at Scotiabank.

It begins with strong values, which are clearly displayed across our organization and guide everything we do.

Ours is a culture of strong discipline resulting in good business judgment, including strengths in cost control, risk management and leadership – all of which reflect the sense of responsibility we have to our customers, shareholders, communities and each other.

At the same time, Scotiabankers are enthusiastic, we have a strong sense of extended family and we are committed to something bigger than ourselves. We embrace a culture of inclusion because we know that diverse views and perspectives lead to more innovative ideas and solutions.

We bring to new markets our strong culture and best practices from our Canadian home base and across our diverse footprint, and I am proud that we have earned the reputation of a trusted partner in international markets with an excellent record of contributing to development goals and economic growth.

While we continue to look for opportunities to acquire good strategic assets, I believe

2  2012 Scotiabank Annual Report

Scotiabank is a leading multinational financial services provider and Canada’s most international bank. Through our team of more than 81,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including personal, commercial, corporate and investment banking to over 19 million customers in more than 55 countries.

we have an excellent business mix and a tremendous team in place. Our focus right now is on incorporating all of the pieces we have, strengthening how we work together as an organization and aligning our diverse operations to best serve customers. We have put a strong emphasis on collaboration across the organization, to provide a seamless experience to customers from anywhere in the world using the full resources of our diverse businesses.

Clear strategy

We are continuing to execute our five-point strategy, which is clear and easy to understand, and has proven to be effective. We have kept it consistent, with very few changes over the past several years.

Aligned to our strategy is a proven, straightforward business model that’s anchored in diversification. Our four business lines each contribute approximately 20 to 30% of earnings, with about half coming from Canada and half internationally. We aim for about 70% of our business to be traditional personal and commercial banking and up to 30% wholesale.

The customer is front and centre in Scotiabank’s strategy, with all business lines and corporate functions aligning toward a common purpose: To be the best at helping customers become financially better off. That keeps our whole organization focused on what’s most important.

We have the vision, momentum and strategic positioning across geographies and markets that allow us to identify and execute on growth opportunities. Our strategy and business model will continue to guide us in everything we do.

Scotiabank’s Five-Point Strategy
1	Sustainable and profitable revenue growth Collaborating across business lines and geographies provides the best possible solutions for customers.
2	Capital and balance sheet management Scotiabank is strong and secure, and continues to support growth through active capital, liquidity and funding management.
3	Leadership Attracting the broadest possible spectrum of talent is a priority. Diversity generates more innovative thinking, better decision-making and stronger business results.
4	Prudent risk management and appetite Balancing expectations for growth and performance against acceptable levels of risk in every part of the organization.
5	Efficiency and expense management Operating efficiently is in Scotiabank’s DNA – it is a core strength and a competitive advantage.

1 Sustainable & Profitable Revenue Growth

2 Capital & Balance Sheet Management

3 Leadership

4 Prudent Risk Management & Appetite

5 Efficiency & Expense Management

Scotiabank’s core purpose is:

To be the best at helping customers become financially better off.

Scotiabank Annual Report 2012  3

A MESSAGE FROM CHIEF EXECUTIVE OFFICER RICK WAUGH

As a multinational company ourselves, we have found that Scotiabank is well positioned to understand and meet our needs.”

– Gianfranco Trufello, Arauco

Go to media.scotiabank.com/geography for customer stories on how Scotiabank helped clients around the world seize opportunities, unlock value and achieve their financial goals.

Sustainable and profitable revenue growth

The record revenue we earned in 2012 is a clear indicator that our primary focus on achieving sustainable and profitable revenue growth is working very well. This result was achieved in part by the progress we have made in the key growth areas of payments, deposits and our wealth management business – all based upon our solid foundation of good risk and expense management. We will continue our focus on growing revenue by building longer and deeper relationships with customers and strengthening collaboration across the organization to meet their unique needs.

Capital and balance sheet management

Dynamic and effective capital management remains a top priority for Scotiabank. Strong capital is critical to ensuring that we have the flexibility to support our business line strategies and to grow our operations, which in turn enhances returns to shareholders.

We are committed to maintaining a solid capital base to support the risks associated with our diversified business, and in 2012 we continued to grow our strong capital position. Our balance sheet is in very good shape and we are fully compliant and fully transitioned to Basel III capital requirements.

We continued to generate strong internal capital in all four quarters, and our cost of funding was favourable for both debt and equity. In fiscal 2012 we issued almost $4 billion of common shares at two times our book value to fund our various acquisitions.

Leadership

We continue to place emphasis on developing strong leadership at Scotiabank, and I believe that our appointment of Brian Porter as President is an excellent example of the depth and breadth of the entire leadership team. Brian exemplifies the qualities we work to develop in Scotiabank’s leaders: well-rounded with deep experience in multiple business lines and a global mindset. Brian brings a tremendous wealth of knowledge from more than 30 years of diverse experience at Scotiabank, and a deep understanding of our Bank’s culture. He is highly respected by all stakeholders, and I have every confidence that he will do an excellent job in this role.

The identification and development of talent will continue to be a core area of focus as we support and develop our global talent pool to drive Scotiabank’s long-term success. We strive to be an employer of choice to attract and retain the best talent, and in 2012 we were recognized by the Great Place to Work Institute as one of the Best Places to Work in Canada, Mexico, Peru, Puerto Rico, the Dominican Republic, El Salvador, Panama, Costa Rica and Guatemala.

Prudent risk management and appetite

Risk management is a traditional strength of our Bank that we have focused on since our founding, and once again in 2012 it underpinned our performance. Our strength in this area is critical to our long term viability and it remains a very important part of our culture, particularly in international markets. Our entire organization is geared to manage risk well – from our structure to our values.

Our approach to risk management starts with our clearly defined risk appetite framework, which ensures that risks are measured and balanced against expected returns. We continue to improve our risk management infrastructure by making significant and long-term investments in technology and data management processes, and we recently implemented enhancements to frameworks for counterparty credit risk, operational risk management and enterprise-wide stress testing.

Our processes are constantly evolving, as are the risks themselves. We expect the unexpected and adjust and adapt to manage new risks as they surface.

Culture of collaboration Taking full advantage of business opportunities, synergies, best practices and a global talent pool.

4  2012 Scotiabank Annual Report

Integrity We interact with others ethically and honourably. Respect We empathize and fully consider the diverse needs of others. Commitment We are committed to helping customers succeed. Insight We use a high level of knowledge to proactively respond with the right solutions. Spirit We enrich our work environment with teamwork, contagious enthusiasm and a “can-do” attitude.

Efficiency and expense management

It’s our belief that success in an unstable and slower economic climate will be achieved by organizations that best manage expenses. Scotiabank has been very successful in embedding a culture of cost discipline across our organization and it is a competitive advantage for us. We have consistently demonstrated leadership in cost control among our peers over the long term, and in 2012 we again achieved the strongest productivity ratio of all Canadian banks. We also had positive operating leverage this year, growing revenues in excess of the rate of expense growth.

Our culture of expense management also means employing a highly disciplined and selective investment strategy to grow our business in a prudent manner. Our ability to control costs effectively has been a critical component of our stability over the long term and particularly in the past several years of economic and market turmoil. Our shareholders expect it of us, and it will continue to be an important priority as we go forward in this environment.

Scotiabank is the first Canadian-based bank to be named 2012 Global Bank of the Year by The Banker magazine.

Corporate Social Responsibility (CSR)

We believe business has a responsibility to operate ethically and with integrity for the benefit of all stakeholders, and we understand that there are deep connections between successful businesses and vibrant communities.

Through Scotiabank Bright Future, our global philanthropic and employee volunteer program, we continue to support initiatives in each of our markets that address the needs of local communities at a grassroots level.

We are also conscious of the critical role we play in contributing to social goals as we conduct the business of banking. In 2012 we continued to work closely with Aboriginal communities in Canada to support entrepreneurship, engage youth and help build local businesses. We also facilitate financial inclusion among underserved populations through our micro- and consumer finance businesses, particularly in Latin America, where this year we created a centralized regional hub for this segment in Peru – a great example of the way we deploy international best practices to better serve all customers.

The Bank’s CSR strategy is built on a solid foundation of these priority areas:

Corporate Governance

The Board of Directors is ultimately accountable for the Bank’s actions and results.

Customers

Scotiabank’s core purpose is to help customers become financially better off.

Employees

Scotiabank aims to provide a place for talented employees to thrive.

Environment

Scotiabank measures and reports on environmental impacts.

Communities

Through the Scotiabank Bright Future program, the Bank contributes to communities and causes around the globe.

Scotiabank Annual Report 2012  5

A MESSAGE FROM CHIEF EXECUTIVE OFFICER RICK WAUGH

Scotiabank has a good understanding of the needs of our business.”

– Debby Farnell-Rudolph, Farnell Packaging Limited

Go to media.scotiabank.com/business for customer stories about how Scotiabank helped people and institutions around the world reach their goals.

Looking ahead with

confidence

The challenging environment that we have been experiencing in the financial services sector and the global economy will continue in the year ahead. It is more important than ever that we stay focused on our customers, continue to earn their trust and help them become financially better off.

Scotiabank has done this for 180 years through crises and downturns, earning a reputation as one of the safest financial institutions in the world, based on a culture of strong values and proven strength in fundamental areas of risk management and cost control.

Our performance in 2012 again demonstrates that we have been able to grow in a safe and prudent manner, while providing our shareholders with strong, sustainable returns and a dividend that’s well protected and growing.

As we continue to align our global efforts and build on the changes we have put in place, our Bank is positioned very well for long-term growth with a diverse footprint, a proven strategy and a tremendous team of Scotiabankers to execute it. Thank you to our employees, shareholders and customers for your continued loyalty and faith in Scotiabank.

2012 Performance

vs Objectives

(2012 performance excluding 2012 real estate gains is reflected in parentheses)

Return on equity

19.7% (17.6%)

Target: 15-18%

Tier 1 capital ratio

13.6%

Target: maintain

sound capital ratios

Earnings per share

growth (diluted)

22.2%* (8.0%)

Target: 5-10%*

Productivity ratio

52.0% (54.3%)

Target: less than 58%

* Excluding $286 million of acquisition-related gains reported in the second quarter of 2011.

Scotiabank’s 2013

Objectives

Financial • Return on equity of 15-18% • Earnings per share (diluted) of 5-10%† • Maintain strong capital ratios

Customer • High levels of customer satisfaction and loyalty • Deeper relationships with customers

People • High levels of employee engagement • Enhanced diversity of workforce • Advancement of women • Collaboration • Leadership development

Operational

•   Productivity ratio of less than 56%

•   Strong practices in corporate governance and compliance processes

•   Efficiency and expense management

•   Commitment to corporate social responsibility

†  Excluding $708 million or 61 cents per share related to real estate gains in 2012.

6  2012 Scotiabank Annual Report

SCOTIABANK EXECUTIVE MANAGEMENT TEAM*

Rick Waugh*	Brian J. Porter*	Sarabjit (Sabi) S. Marwah

Chief Executive Officer

Rick has led Scotiabank for the past nine years, guiding the Bank through a period of strong performance and consistent growth, and overseeing its evolution into a truly multinational financial institution.

Rick has served in the Bank’s treasury, corporate, international and retail banking areas since joining Scotiabank 42 years ago as a branch employee.

President

Brian oversees the Bank’s four business lines and their execution of the Bank’s strategy.

Brian has served in the Bank’s Global Banking and Markets, Global Risk Management, Group Treasury, and International Banking areas since joining the Bank more than 30 years ago.

Vice Chairman & Chief Operating Officer

Sabi is responsible for the Bank’s corporate financial and administrative functions, and is actively involved in developing the Bank’s strategic plans and priorities.

Since joining Scotiabank as a financial analyst 33 years ago, Sabi has held progressively more senior roles within the Finance department.

GROUP HEADS

Sylvia D. Chrominska

Group Head, Global Human Resources & Communications

Sylvia has global responsibility for Scotiabank’s human resources, corporate communications, government relations, public policy and corporate social responsibility.

J. Michael Durland

Group Head and Co-Chief Executive Officer, Global Banking and Markets

Mike shares primary responsibility for the overall management of Global Banking and Markets’ operations worldwide, with specific responsibility for the Global Capital Markets business.

Christopher J. Hodgson

Group Head, Global Wealth Management

Chris oversees all aspects of Global Wealth Management, insurance and Global Transaction Banking.

Dieter W. Jentsch*

Group Head, International Banking

Dieter oversees all of the Bank’s personal, small business and commercial banking operations outside Canada.

Stephen D. McDonald

Group Head and Co-Chief Executive Officer, Global Banking and Markets

Steve shares primary responsibility for the overall management of Global Banking and Markets’ operations worldwide. He is also responsible for Global Banking and Markets’ global corporate and investment banking activities.

Robert H. Pitfield

Group Head & Chief Risk Officer

Rob is responsible for enterprise-wide risk management, including credit, market and operational risk.

Anatol von Hahn

Group Head, Canadian Banking

Anatol is responsible for all retail, small business and commercial banking operations in Canada.

CORPORATE FUNCTIONS

Deborah M. Alexander

Executive Vice President, General Counsel & Secretary

Deborah oversees the Bank’s legal and corporate secretary functions.

Sue Graham Parker*

Executive Vice President, Global Human Resources

Sue is responsible for Scotiabank’s Global Employment Strategies, Total Rewards and Human Resources Systems Solutions.

Stephen P. Hart

Executive Vice President, Chief Credit Officer

Stephen oversees the global management of credit risk for the Bank, including chairing the key credit committees for Canadian Banking, International Banking and Global Banking and Markets.

Jeffrey C. Heath

Executive Vice President & Group Treasurer

Jeff is responsible for managing Scotiabank’s global treasury and investment operations, including medium-term and capital funding, asset/liability management, and public and private investment portfolios.

Sean D. McGuckin

Executive Vice President & Chief Financial Officer

Sean oversees the Finance Department, including investor relations, taxation and strategic sourcing.

Kim B. McKenzie

Executive Vice President, Information Technology & Solutions

Kim is responsible for providing information technology services across Scotiabank.

Luc A. Vanneste

Executive Vice President, Enterprise Effectiveness

Luc is responsible for enhancing enterprise-wide effectiveness as the Bank aligns its global priorities and strategies with its approach to evolving regulatory, compliance and governance trends.

CANADIAN BANKING

Robin S. Hibberd

Executive Vice President, Retail Products & Services, Canadian Banking

Robin is responsible for the Bank’s Canadian retail asset, deposit and payments businesses, as well as automotive finance and the enterprise data warehouse and analytics.

James McPhedran*

Executive Vice President, Retail Distribution, Canadian Banking

James is responsible for the Bank’s Canadian retail and small business customer distribution channels.

GLOBAL WEALTH MANAGEMENT

Alberta G. Cefis

Executive Vice President & Head, Global Transaction Banking

Alberta is leading the evolution of cash management, payments, business deposits, electronic banking, trade finance and correspondent banking services, offering integrated solutions for business and financial institutions customers worldwide.

Barbara Mason

Executive Vice President, Global Wealth Management

Barb is responsible for the profitable growth and development of Scotiabank’s wealth management businesses, including asset management and distribution channels, in Canada and globally.

INTERNATIONAL BANKING

Wendy Hannam

Executive Vice President, Sales & Service, Products & Marketing, International Banking

Wendy is responsible for international retail banking, including strategy, channel optimization, sales and service design and execution, marketing, and product and risk management.

Marianne Hasold-Schilter

Executive Vice President & Chief Administrative Officer, International Banking

Marianne is responsible for finance, operations, mergers and acquisitions integrations, and joint oversight of systems for International Banking.

Troy Wright

Executive Vice President and President & CEO of Grupo Financiero Scotiabank Mexico

Based in Mexico, Troy is responsible for the operations of Scotiabank’s Mexican subsidiary, which employs 11,000 people across 700 branches.

GLOBAL BANKING AND MARKETS

Anne Marie O’Donovan

Executive Vice President & Chief Administration Officer, Global Banking and Markets

Anne Marie is responsible for the global operations, technology, regulatory and governance functions for Global Banking and Markets.

*as at Nov. 1, 2012.

Scotiabank Annual Report 2012  7

A MESSAGE FROM CHAIRMAN OF THE BOARD JOHN T. MAYBERRY

Scotiabank continues to deliver strong, sustainable results for shareholders, customers, employees and the communities where we do business.	Dear Shareholders,

At a time when global uncertainty continues to challenge financial institutions, Scotiabank achieved strong results for shareholders, customers, employees, and the communities we serve. This solid performance and the stability of our earnings continue to make Scotiabank a great place to invest, with 10 and 20-year total shareholder returns that outperform the majority of our competitors time and time again.

Our diversification-based strategy continues to evolve, and has resulted in sustained growth and continuous improvement in each of our four business lines. Behind our success is a great team of people – now 81,000 strong, in more than 55 countries. They are guided by shared values, focused on working together to build deep, long-term relationships with customers to help them become financially better off. And they are led by a talented, experienced senior management team.

There were also changes to the Board this year: we welcomed Susan Segal in 2011, and her appointment was confirmed by shareholders at the annual meeting in April 2012. Also at that meeting, the Honourable Michael Kirby retired after serving the Board and the Bank for 12 years. We thank Michael for his many invaluable contributions to Scotiabank’s success. We were also saddened by the passing of our colleague in Mexico, Alexis Rovzar de la Torre, in January 2012. Alexis was a lawyer who joined the Board in 2005, and we are grateful that he shared his expertise and provided sound guidance to us.

Scotiabank’s long-term success is built on a firm foundation of excellence in corporate governance, including a well-developed culture of prudent risk management, accountability and integrity.

Our culture has been a key source of ongoing strength and stability during these turbulent times. Protecting, maintaining and reinforcing this culture is a shared responsibility, and one that everyone at Scotiabank takes seriously. This responsibility starts at the top, with the Board of Directors and the Bank’s leaders setting the tone, and extends to every Scotiabank employee.

On behalf of the Board, I would like to thank our Chief Executive Officer, Rick Waugh, and the Executive Management team for their continued strong leadership. I would also like to thank our global community of Scotiabankers for their dedication to their customers and colleagues, and for representing Scotiabank so well in the many communities they serve. We are confident they will continue to do so for many years to come.

Solid foundation of accountability, openness and integrity.”

During the year, the Board of Directors made several key appointments to further strengthen the team, provide development opportunities, and ensure continuity of Scotiabank’s leadership – in particular, the recent appointment of Brian Porter as President. Brian has more than 30 years of experience in wholesale, international personal and commercial banking, and global risk management at Scotiabank – including five years as Chief Risk Officer. The Board is very confident his appointment positions Scotiabank well to enjoy continued success and build on the straightforward and proven business model that has worked so well for us.

8  2012 Scotiabank Annual Report

BOARD OF DIRECTORS

Board of directors reporting structure

1. John T. Mayberry, C.M.

Mr. Mayberry is Chairman of the Board of the Bank. He has been a Scotiabank director since March 29, 1994.

2. N. Ashleigh Everett

Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited. She has been a Scotiabank director since October 28, 1997.

3. John C. Kerr, C.M., O.B.C., LL.D.

Mr. Kerr is Chairman of Lignum Investments Ltd. He has been a Scotiabank director since March 30, 1999.

4. Thomas C. O’Neill

Mr. O’Neill is a corporate director. He has been a Scotiabank director since May 26, 2008.

5. Allan C. Shaw, C.M., LL.D.

Mr. Shaw is Non-Executive Chairman of The Shaw Group Holding Limited. He has been a Scotiabank director since September 30, 1986.

6. Ronald A. Brenneman

Mr. Brenneman is a corporate director. He has been a Scotiabank director since March 28, 2000.

7. C.J. Chen

Mr. Chen is Counsel to Rajah & Tann LLP, Transnational Legal Solutions, a Singapore law firm. He has been a Scotiabank director since October 30, 1990.

8. David A. Dodge, O.C.

Mr. Dodge is a senior advisor to Bennett Jones LLP, and most recently served as Governor of the Bank of Canada from 2001 to 2008. He has been a Scotiabank director since April 8, 2010.

9. Indira V. Samarasekera, O.C., Ph.D.

Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta. She has been a Scotiabank director since May 26, 2008.

10. Susan L. Segal

Ms. Segal is President and Chief Executive Officer of the Americas Society and Council of the Americas. She has been a Scotiabank director since December 2, 2011.

11. Paul D. Sobey

Mr. Sobey is President and Chief Executive Officer of Empire Company Limited. He has been a Scotiabank director since August 31, 1999.

12. Barbara S. Thomas

Ms. Thomas is a corporate director. She has been a Scotiabank director since September 28, 2004.

13. Rick Waugh*

Mr. Waugh is Chief Executive Officer of Scotiabank. He was appointed a Scotiabank director on March 25, 2003.

For more information:

Please visit scotiabank.com in the About Scotiabank section for detailed reports on the following:

•     Statement of Disclosure Policy and Practices and Mandate of Disclosure Committee.

•     Director Independence Standards.

•     Members, committees, charters and mandates of the Board of Directors.

•     Director Compensation.

•     Biographies of our Executive Management team.

•     Corporate Social Responsibility Report.

•     Notice of Annual Meeting of Shareholders and Management Proxy Circular, which includes information on each of the directors, Board committees and our corporate governance practices.

•     The webcast of the annual meeting, archived annual meetings and annual reports.

•     Guidelines for Business Conduct.

*as at Nov. 1, 2012.

GLOBAL RISK

APPOINT

MANAGEMENT

SHAREHOLDERS

SHAREHOLDERS’

REPORT

ELECT

AUDITORS

REPORT

EXECUTIVE &

RISK COMMITTEE

CORPORATE GOVERNANCE

APPOINT BOARD OF

APPOINT

AUDIT & CONDUCT

& PENSION COMMITTEE

DIRECTORS

REVIEW COMMITTEE

HUMAN RESOURCES

COMMITTEE

REPORT

APPOINT

APPOINT

FINANCE

GROUP INTERNAL

INDEPENDENT ADVISOR

MANAGEMENT

DEPARTMENT COMPLIANCE AUDIT

Scotiabank’s Annual Report Online

More information on these topics can be found online in the Corporate Governance section: www.scotiabank.com/annualreport2012

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Scotiabank Annual Report 2012 9

A MESSAGE FROM EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER SEAN D. MCGUCKIN

MD&A at a glance	Sean D. McGuckin Executive Vice President and Chief Financial Officer

Fellow Shareholders,

I am pleased to introduce Management’s Discussion and Analysis (MD&A) for the 2012 fiscal year. Scotiabank delivered strong results with record net income of $6.5 billion in an environment of moderate to slow global economic growth. Diluted earnings per share (EPS) were $5.22, up 15.2% from 2011 and return on equity at 19.7% remained strong. Even adjusting for real estate gains in 2012 and non-recurring acquisition gains in 2011, the Bank produced diluted EPS growth of 8.0% and a ROE of 17.6%. We met or exceeded all financial and operational objectives and continued consistent dividend payments to shareholders, with $2.19 per share for fiscal 2012, up 6.8% from last year, including increasing the quarterly dividend twice during 2012.

Each of Scotiabank’s four business lines and corporate functions contributed to this year’s successful financial performance. An ongoing strategy of diversification, selective acquisitions and organic growth in existing businesses continued to support sustainable and profitable revenue growth this year.

We generated record total revenues of $19.7 billion, up 13.6% from last year including the impact of real estate gains of $838 million. Growth was evident across all core categories – net interest income, net fee and commission revenue and other operating income – from both existing businesses and acquisitions. These acquisitions and ongoing investment in expansion initiatives also contributed to an increase in operating expenses year over year. However, our longstanding focus on prudent expense management resulted in revenues that grew faster than expenses producing positive operating leverage in 2012. The Bank’s credit portfolios are performing in line with our risk tolerances, notwithstanding an increase in provisions for credit losses this year. The increase in provisions year over year mainly reflects an increase in the collective allowance on performing loans of $100 million in light of weakening economic forecasts and continuing global uncertainty.

Scotiabank is committed to maintaining a solid capital base to support the risks associated with our diversified business, and in 2012 we continued to grow our strong capital position. Our Tangible Common Equity ratio was a very strong 11.3%, reflecting the benefit of $3.5 billion of internally-generated capital as well as more than $3 billion of common shares issued through two public offerings to fund acquisitions. Our Basel II Tier 1 capital ratio was 13.6%, well above the regulatory minimum and strong by international standards. Our Basel III common equity ratio, on a fully implemented basis, was 8.6% (or 7.7% adjusting for the impact of the ING DIRECT Canada acquisition, which closed on November 15, 2012).

We continued to take advantage of strategic acquisition opportunities in 2012. We closed the transaction to purchase 51% of Banco Colpatria in Colombia in January and it is already providing a strong contribution to year-over-year earnings growth in International Banking. We also announced the acquisition of ING DIRECT Canada in the fourth quarter. This acquisition solidifies Scotiabank as Canada’s third-largest retail bank based on assets and personal deposits and provides an excellent opportunity to continue to grow and diversify our business and funding base.

Scotiabank has a proven, straightforward business model that is anchored in diversity. Our diversification creates stability and lower risk. We continue to grow in Canada, coupled with a focus on high growth, emerging markets. Our track record speaks for itself with consistent results leading to compound annual shareholder returns of 13.0% over 10 years and 15.6% over 20 years.

The MD&A outlines our 2012 performance in much greater detail and provides our outlook for 2013.

10  2012 Scotiabank Annual Report

Scotiabank had strong overall results this year with record net income and revenues, and very good contributions from each of our four business lines.

2012 Net income by business line ($ millions)

Canadian Banking

26%

74%

Retail & Small Business Banking

Commercial Banking

$1,938

$1,670 in 2011

16% increase from last year

International Banking

10.6%

60.1%

29.3%

Caribbean and Central America

Latin America

Asia

$1,734

$1,467 in 2011

18% increase from last year

Global Wealth Management

16%

84%

Wealth Management

Insurance

$1,170

$1,255 in 2011

7% decrease from last year (Due mainly to acquisition-related gains in 2011)

Global Banking and Markets

45%

55%

Global Capital Markets

Global Corporate and Investment Banking

$1,492

$1,258 in 2011

19% increase from last year

Earnings per share*

(diluted)

6 5 4 3 2

p. 15

$5.22

02 04 06 08 10 12

* 2012 and 2011 calculated under IFRS, prior to 2011 calculated under C GAAP.

Return on equity*

24 20 16 12

p.15

19.7%

02 04 06 08 10 12

* 2012 and 2011 calculated under IFRS, prior to 2011 calculated under C GAAP.

Tangible common equity

% as at October 31

12 10 8 6 4 2

p. 35

08 09 10 11 12

All amounts 2011 and prior are under C GAAP.

Credit losses*

provisions against impaired loans as a % of average loans & acceptances

0.9 0.6 0.3

p. 25

0.32

08 09 10 11 12

* 2012 and 2011 calculated under IFRS, prior to 2011 calculated under C GAAP.

Productivity*

operating expenses as a % of revenue (TEB)

62 58 54

p. 22

08 09 10 11 12

* 2012 and 2011 calculated under IFRS, prior to 2011 calculated under C GAAP.

Dividend growth

dollars per share

3 2 1

p. 35

02 04 06 08 10 12

Senior debt credit ratings

Agency Rating Outlook

S&P AA- Negative(1)

Moody’s Aa1 Negative(1)

Fitch AA- Stable

DBRS AA Stable

Total shareholder return (TSR) as at October 31, 2012

Time Period TSR

5 year 4.6%

10 year 13.0%

15 year 12.4%

20 year 15.6%

Other information as at October 31, 2012

Total assets $668.0 billion

Loans $364.8 billion

Deposits $463.6 billion

Branches and offices(2) 3,123

ABMs 7,728

(1) These rating agencies are currently reviewing the broader Canadian banking industry, due mostly to macro economic considerations.

(2) Excludes affiliates

Scotiabank Annual Report 2012  11

Management’s Discussion and Analysis

13	Forward-looking statements
14	Financial highlights

Overview
15	Financial results
15	Outlook
16	Shareholder returns
17	Impact of foreign currency translation
17	Impact of acquisitions
17	Non-GAAP measures

Group Financial Performance
18	Total revenue
18	Net interest income
20	Net fee and commission revenues
21	Other operating income
22	Operating expenses
23	Provision for income taxes
23	Credit quality
28	Fourth quarter review
29	Summary of quarterly results
30	Financial Results Review – 2011 vs 2010 (CGAAP)

Group Financial Condition
33	Statement of financial position
34	Capital management
39	Off-balance sheet arrangements
41	Financial instruments
42	Selected credit instruments

Business Lines
44	Overview
46	Canadian Banking
48	International Banking
50	Global Wealth Management
52	Global Banking and Markets
54	Other

Risk Management
55	Overview
58	Credit risk
62	Market risk
66	Liquidity risk
68	Operational risk
69	Reputational risk
70	Environmental risk
70	Insurance risk
71	Strategic risk

Controls and Accounting Policies
72	Controls and procedures
72	Critical accounting estimates
76	Transition to International Financial Reporting Standards (IFRS)
78	Future accounting developments
78	Regulatory developments
78	Related party transactions

Supplementary Data
80	Geographic information
82	Credit risk
87	Revenues and expenses
89	Selected quarterly information
90	Eleven-year statistical review

12      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

FORWARD LOOKING STATEMENTS

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 55 of the MD&A.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

December 7, 2012

Scotiabank Annual Report  2012      13

MANAGEMENT’S DISCUSSION AND ANALYSIS

T1 Financial Highlights

	IFRS		CGAAP

As at and for the years ended October 31	2012(1)	2011(1)	2010		2009		2008
Operating results ($ millions)
Net interest income	10,003	9,014	8,621		8,328		7,574
Net interest income (TEB(2))	10,020	9,035	8,907		8,616		7,990
Non-interest revenue	9,698	8,296	6,884		6,129		4,302
Non-interest revenue (TEB(2))	9,969	8,562	6,884		6,129		4,302
Total revenue	19,701	17,310	15,505		14,457		11,876
Total revenue (TEB(2))	19,989	17,597	15,791		14,745		12,292
Provision for credit losses	1,252	1,076	1,239		1,744		630
Operating expenses	10,403	9,481	8,182		7,919		7,296
Provision for income taxes	1,580	1,423	1,745		1,133		691
Provision for income taxes (TEB(2))	1,868	1,710	2,031		1,421		1,107
Net income	6,466	5,330	4,339		3,661		3,259
Net income attributable to common shareholders	6,023	4,965	4,038		3,361		3,033
Operating performance
Basic earnings per share ($)	5.31	4.63	3.91		3.32		3.07
Diluted earnings per share ($)	5.22	4.53	3.91		3.31		3.05
Adjusted diluted earnings per share(2) ($)	5.33	4.62	3.97		3.37		3.11
Return on equity(2) (%)	19.7	20.3	18.3		16.7		16.7
Productivity ratio (%)(TEB(2))	52.0	53.9	51.8		53.7		59.4
Core banking margin (%)(TEB(2))	2.32	2.32	N/A	(3)	N/A	(3)	N/A	(3)
Banking margin on average total assets (%)(TEB(2))	2.10	2.11	N/A	(3)	N/A	(3)	N/A	(3)
Financial position information ($ millions)
Cash and deposits with banks	54,804	45,222	39,530		37,698		34,892
Trading assets	87,596	75,799	N/A	(3)	N/A	(3)	N/A	(3)
Loans	364,766	327,573	284,224		266,302		288,680
Total assets	668,044	594,423	526,657		496,516		507,625
Deposits	463,609	421,335	361,650		350,419		346,580
Common equity	35,252	26,356	23,656		21,062		18,782
Preferred shares	4,384	4,384	3,975		3,710		2,860
Assets under administration(2)	327,977	297,668	243,817		215,097		203,147
Assets under management(2)	114,694	102,733	53,532		46,304		40,460
Capital measures(1)
Tier 1 capital ratio (%)	13.6	12.2	11.8		10.7		9.3
Total capital ratio (%)	16.7	13.9	13.8		12.9		11.1
Tangible common equity to risk-weighted assets(2)(%)	11.3	9.6	9.7		8.3		6.6
Assets-to-capital multiple	15.0	16.6	17.0		16.6		18.0
Risk-weighted assets ($ millions)	253,309	233,970	215,034		221,656		250,591
Credit quality
Net impaired loans ($ millions)(4)	1,973	1,957	3,044		2,563		1,191
Allowance for credit losses ($ millions)	2,969	2,689	2,796		2,875		2,634
Net impaired loans as a % of loans and acceptances(4)	0.53	0.58	1.04		0.93		0.40
Provision for credit losses as a % of average loans and acceptances (annualized)	0.35	0.34	0.45		0.60		0.24
Common share information
Share price ($)
High	57.18	61.28	55.76		49.19		54.00
Low	47.54	49.00	44.12		23.99		35.25
Close	54.25	52.53	54.67		45.25		40.19
Shares outstanding (millions)
Average – Basic	1,133	1,072	1,032		1,013		987
Average – Diluted	1,160	1,108	1,034		1,016		993
End of period	1,184	1,089	1,043		1,025		992
Dividends per share ($)	2.19	2.05	1.96		1.96		1.92
Dividend yield (%)(5)	4.2	3.7	3.9		5.4		4.3
Market capitalization ($ millions)	64,252	57,204	57,016		46,379		39,865
Book value per common share ($)	29.76	24.20	22.68		20.55		18.94
Market value to book value multiple	1.8	2.2	2.4		2.2		2.1
Price to earnings multiple	10.2	11.3	14.0		13.6		13.1
Other information
Employees	81,497	75,362	70,772		67,802		69,049
Branches and offices	3,123	2,926	2,784		2,686		2,672
(1)	Amounts for 2012 and 2011 were prepared in accordance with International Financial Reporting Standards (IFRS). Amounts prior to 2011 were prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Non-GAAP measures. Refer to non-GAAP measures on page 17.
(3)	N/A not applicable/not presented under CGAAP.
(4)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(5)	Based on the average of the high and low common share price for the year.

14      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Overview

Financial Results

Scotiabank had record results in 2012 and met or exceeded all of its financial objectives. Net income was $6,466 million, $1,136 million or 21% higher than last year’s record results. Diluted earnings per share (EPS) were $5.22, up 15.2% from $4.53 in 2011. Return on equity was strong at 19.7%.

In 2012, the Bank recorded net gains on the sale of two real estate properties ($0.61 per share), while 2011 benefited from non-recurring acquisition gains ($0.26 per share). Adjusting for the impact of these items, EPS was $4.61 in 2012, an increase of 34 cents or 8% from a year earlier.

Total revenues rose 13.6% from the prior year to $19,989 million, on a taxable equivalent basis (TEB), including the impact of real estate gains of $838 million in the current year.

Net interest income (TEB) increased $985 million or 11% to $10,020 million, driven primarily by the contribution of acquisitions and growth in average core banking assets. The core banking margin was unchanged from the previous year.

Net fee and commission revenue was $6,274 million, up $547 million or 9.6% year over year. Acquisitions accounted for the majority of the increase. Banking revenue was up due to strong growth in cards revenues and deposit-based fees. Mutual fund revenues also grew year over year.

Other operating income (TEB) was $3,695 million an increase of $860 million or 30.3% from the prior year. The increase reflected the impact of the real estate gains and the gain on disposition of a non-strategic leasing business in the year. Partly offsetting was the acquisition-related gains of $286 million in 2011. The remaining growth was broad based, including stronger trading revenues.

The provision for credit losses rose $176 million to $1,252 million. This year included an increase in the collective allowance on performing loans of $100 million compared to a reduction of $60 million in the prior year.

Operating expenses increased $922 million or 9.7% to $10,403 million. Acquisitions accounted for $603 million of the increase. The remaining growth was driven by higher remuneration with salaries and benefits rising due to annual merit increases and ongoing growth initiatives. Higher premises costs resulted primarily from the sale of Scotia Plaza. Business and capital taxes grew due mainly to the issuance of shares and debentures during the year. The Bank’s continuing investment in expansion initiatives further contributed to the rise in expenses. For the year, the Bank generated positive operating leverage of 3.9%. Adjusted for the impact of real estate gains and last year’s acquisition-related gains, the operating leverage was positive 0.9%.

The overall tax rate declined 150bps to 19.6% from 21.1% in 2011. The decrease was due primarily to a reduction in statutory rates in Canada, reduced deferred tax adjustments and gains on sale of real estate assets taxed at a lower rate. Partly offsetting was a lower level of tax-exempt income and acquisition-related gains in 2011 that were not taxable.

The Tier 1 capital ratio of 13.6% and the total capital ratio of 16.7% remained well above the regulatory minimum and were strong by international standards.

Outlook

Global growth has moderated and will likely remain subdued in 2013 as governments in many debt-heavy developed nations impose additional austerity measures to rein in outsized deficits. Momentum in major emerging markets is moderating, but these markets remain the major drivers of global growth through next year and beyond. Robust domestic demand in these nations has helped to underpin world commodity markets and is becoming an important market opportunity for manufacturers and service industries around the globe.

The U.S. economy is benefiting from stronger consumer spending and the beginnings of a revival in the housing industry, and is expected to be supported by continued monetary stimulus. Canadian prospects will also benefit both from an improvement in U.S. domestic demand and generally buoyant markets for many commodities. In Canada, despite concerning growth in debt levels, the Bank’s customers and portfolios are in strong shape. The Bank expects softening house prices will result in a soft landing due to high equity values in homes and continued growth in the Canadian economy.

The Bank is well positioned to continue to deliver growth in all business lines. Earnings have remained resilient despite the moderated global economic growth. The Bank’s diversified platforms, sustainable revenues, high profitability, strong capital and its focus on adding new customers, particularly in the higher growth markets, should continue to support growth in 2013 and beyond.

C1 Earnings per share (diluted)*

*   2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP

C2 Closing common share price

as at October 31

C3 Return on equity*

*   2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP

Scotiabank Annual Report  2012      15

MANAGEMENT’S DISCUSSION AND ANALYSIS

C4 Return to common shareholders

Share price appreciation plus dividends reinvested,

2002 = 100

Shareholder Returns

A recovering economy and a solid financial performance in 2012 generated positive total shareholder return of 7.6%, a substantial increase from negative 0.4% in 2011, as shown in Table 2.

The total compound annual shareholder return on the Bank’s shares over the past five years was 4.6% and 13.0% over the past 10 years. This exceeded the total return of the S&P/TSX Composite Index of negative 0.4% over the past five years and 9.8% over the last ten years, as shown in Chart 4.

Quarterly dividends were raised twice during the year – a 6% increase effective in the second quarter and a further 4% effective in the fourth quarter. As a result, dividends per share totaled $2.19 for the year, up 6.8% from 2011. With a payout ratio of 41% for the year, or 47% excluding the real estate gains, the Bank was within its target payout ratio of 40-50%.

The Bank’s Return on Equity was 19.7% for fiscal 2012, a decrease from 20.3% in the previous year.

T2 Shareholder returns

For the years ended October 31	2012	2011	2010	2009	2008	2007
Closing market price per common share ($)	54.25	52.53	54.67	45.25	40.19	53.48
Dividends paid ($ per share)	2.19	2.05	1.96	1.96	1.92	1.74
Dividends paid (%)	4.2	3.7	4.3	4.9	3.6	3.5
Increase (decrease) in share price (%)	3.3	(3.9)	20.8	12.6	(24.9)	8.5
Total annual shareholder return (%)(1)	7.6	(0.4)	25.7	18.8	(21.6)	12.2

(1)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

T3 Impact of foreign currency translation

Average exchange rate	2012	2011
U.S. dollar/Canadian dollar	0.995	1.013

Impact on income ($ millions except EPS)	2012 vs. 2011	2011 vs. 2010
Net interest income	$7	$(138)
Non-interest revenues	(6)	(94)
Operating expenses	13	87
Other items (net of tax)	(7)	38
Net income	$7	$(107)
Earnings per share (diluted)	$0.01	$(0.10)
Impact by business line ($ millions)
Canadian Banking	$3	$(5)
International Banking	4	(53)
Global Wealth Management	3	(15)
Global Banking and Markets	(4)	(22)
Other	1	(12)
	$7	$(107)

T4 Impact of acquisitions(1)

($ millions)	2012	2011
Net interest income	$634	$43
Net fee and commission revenues	1,144	685
Other operating income	24	337 (2)
Operating expenses	(1,165)	(562)
Other items (net of tax)	(224)	(47)
Net income	$413	$456

(1)	Includes acquisitions made in 2011 and 2012, excluding funding costs.
(2)	Includes $286 million non-recurring acquisition-related gains.

16      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Impact of Foreign Currency Translation

The impact of foreign currency translation on the Bank’s earnings in 2012 was not significant. On average, the Canadian dollar depreciated 2% over the U.S. dollar and 6% against the Peruvian sol. However, the Canadian dollar strengthened against the Mexican peso, Euro, and many other currencies in which the Bank conducts its business. Changes in the average exchange rates affected net income, as shown in Table 3.

Impact of Acquisitions

The Bank made a number of acquisitions in 2011 and 2012, which contributed to growth mainly in International Banking, Global Wealth Management and Global Banking and Markets. The impact on selected income statement categories is shown in Table 4.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and for which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income attributable to common shareholders adjusted for the incremental cost of non-common equity capital instruments.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the Bank’s

Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Banking margin on average total assets (TEB)

The banking margin represents net interest income (on a taxable equivalent basis) divided by average total assets excluding average total assets relating to Global Capital markets business within Global Banking and Markets.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

TEB Gross up

For the year ended October 31 ($ millions)	2012	2011
Net interest income	$17	$21
Other operating income	271	266
Total revenue and provision for income taxes	$288	$287

Scotiabank Annual Report  2012      17

MANAGEMENT’S DISCUSSION AND ANALYSIS

C5 Net interest income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

C6 Net fee and commission revenues by business line(1)

$ millions

(1)	Excludes Other segment

C7 Average core banking assets and margin

TEB, $ millions

(1)	Refer to non-GAAP measures on page 17

C8 Other operating income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

GROUP FINANCIAL PERFORMANCE

Total revenue

Total revenue (TEB) was $19,989 million in 2012, an increase of $2,392 million or 14% from the prior year. Each of the three groups of revenue – net interest income, net fee and commission revenues and other operating income – grew substantially from 2011.

The increase in net interest income (TEB) of $985 million or 11% was due to growth in average core banking assets, including acquisitions, as the core banking margin was unchanged from the previous year. Net fee and commission revenue was $547 million or 10% higher than last year, the majority of which was attributable to the contribution of acquisitions. The remaining growth was spread throughout card revenues, deposit and payment services and wealth management fees. The increase in other operating income arose from the real estate gains in 2012, while 2011 benefitted from acquisition-related gains. Higher trading revenues and insurance underwriting income also contributed to the growth in revenues.

Canadian Banking revenues were up $296 million or 5% to $6,287 million, with increases in both net interest income and non-interest revenue. The increase in net interest income was entirely from a 7% increase in average earning assets as the margin narrowed year over year. Net fee and commission revenues were 4% higher, mainly from higher transaction-driven card revenues, deposit fees and bankers acceptance fees. The growth in other operating income was primarily from the gain on sale of a non-strategic leasing business.

In International Banking, revenues grew a substantial $1,109 million or 21% to $6,498 million, primarily from the impact of acquisitions. The impact of foreign exchange translation was negative $8 million. Net interest income was $889 million or 25% higher than the previous year, from a combination of a 17% growth in average earning assets and a wider margin. There was significant loan growth in Asia, Peru and Chile, in addition to the impact of the acquisitions. The wider margin was primarily from the acquisitions in Colombia and Uruguay as well as from improvements in Asia and Peru. Non-interest revenue grew $220 million or 12%, which is attributable to the acquisitions, along with higher amounts in Peru and Mexico. This growth was partly offset by the negative goodwill recognized on small acquisitions in Brazil and Chile in 2011.

Total revenues in Global Wealth Management were up $136 million or 4% to $3,573 million. Excluding the 2011 acquisition-related gains, total revenues grew $396 million or 12%. Net interest income rose $58 million as growth in earning assets offset a modest margin compression. Net fee and commission revenue was up $264 million or 12% from higher mutual fund fees mostly reflecting the full year impact of the DundeeWealth acquisition, and growth in personal and corporate trust fees. Other operating income rose year-over-year excluding the acquisition-related gain, primarily due to higher insurance revenues.

Global Banking and Markets revenues increased $442 million or 14% to $3,582 million. Net interest income increased 3% to $792 million as an increase in corporate loan volumes was partly offset by a narrower margin. Other operating income rose a substantial 31% from stronger trading revenues, particularly in the fixed income, equities, commodities and precious metals businesses.

Net Interest Income

Net interest income (TEB) was $10,020 million, an increase of $985 million or 11% from the prior year.

Average total earning assets grew by $60 billion or 12% to $580 billion, with growth in every major category. The growth was in business and government lending, $17 billion or 17%, securities purchased under resale agreements, $12 billion or 34%, residential mortgages, $12 billion or 8%, and deposits with banks, $11 billion or 21%.

Canadian Banking’s average earning assets grew by $14 billion or 7% to $220 billion, primarily in residential mortgages, consumer auto loans, and commercial lending.

International Banking’s average earning assets rose by $16 billion or 17%. Personal lending grew 18%, primarily from the acquisition of Banco Colpatria in Colombia and from strong growth in Latin America. Business and government lending grew 21% from acquisitions, as well as double digit growth in Chile, Peru and Asia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Global Wealth Management’s average earning assets were up $0.3 billion to $10 billion, primarily in personal lending.

Global Banking and Markets average earning assets grew by $22 billion, mainly from higher volumes of securities purchased under resale agreements and trading securities in global fixed income. Corporate lending volumes increased in the U.S., Europe and Canada.

The core banking margin was 2.32%, unchanged from the previous year. The positive impact of wider spreads in International Banking, was offset by growth in low spread deposits with banks and narrower spreads in Canadian Banking.

Canadian Banking’s margin fell due to lower spreads in the floating rate portfolio and on fixed rate deposits reflecting increased market competition.

International Banking’s margin widened from the positive impact of the acquisitions in Colombia and Uruguay, as well as wider spreads in Asia and Peru; partly offset by lower spreads in Mexico and Chile.

Global Wealth Management’s margin compressed modestly.

Global Banking and Markets margin fell during the year due to somewhat lower spreads in the U.S., lower loan origination fees and a loss on the early redemption of a note liability issued by the Bank’s U.S. multi-seller conduit.

Outlook

The Bank’s net interest income is expected to increase in 2013, mainly from moderate growth in core banking assets, as well as the full year impact of acquisitions made in 2012 and those closing in 2013. The low interest rate environment will continue to put modest downward pressure on the Bank’s core banking margin for the majority of 2013. This may partly be offset by the run-off of higher-cost long-term funding.

T5 Net interest income and core banking margin(1)

	2012			2011
($ billions, except percentage amounts)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Total average assets and net interest income	$659.5	10.0		$586.1	9.0
Less: total assets in Global Capital Markets(2)	183.8	-		160.0	-
Banking margin on average total assets	$475.7	10.0	2.10%	$426.1	9.0	2.11%
Less: non-earning assets and customer’s liability under acceptances	46.1			37.9
Core banking assets and margin	$429.6	10.0	2.32%	$388.2	9.0	2.32%
(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 17.
(2)	Net interest income in Global Capital Markets trading assets is recorded in trading revenues in other operating income.

T6 Average balance sheet(1) and net interest income

	2012			2011

TEB(2) For the fiscal years ($ billions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with banks	$61.4	0.3	0.46%	$50.7	0.3	0.54%
Trading assets	90.8	0.1	0.15	86.2	0.1	0.16
Securities purchases under resale agreements	45.6	0.2	0.48	34.0	0.2	0.65
Investment securities	34.6	0.9	2.67	33.9	0.9	2.57
Loans:
Residential mortgages	167.9	6.5	3.86	156.2	6.4	4.10
Personal and credit cards	65.7	4.9	7.49	62.4	4.3	6.89
Business and government	116.9	4.3	3.59	99.8	3.7	3.68
Allowance for credit losses	(2.9)			(2.7)
Total loans	$347.6	15.6	4.49%	$315.5	14.4	4.56%
Total earning assets	580.0	17.2	2.96	520.3	15.9	3.05
Customer’s liability under acceptances	8.8			7.9
Other assets	70.7			57.9
Total assets	$659.5	17.2	2.60%	$586.1	15.9	2.71%
Liabilities and equity
Deposits:
Personal	$135.4	2.4	1.75%	$129.3	2.4	1.88%
Business and government	297.6	3.4	1.14	263.3	3.0	1.14
Banks	28.2	0.2	0.68	23.9	0.2	0.64
Total deposits	$461.2	6.0	1.29%	$416.5	5.6	1.34%
Obligations related to securities sold under repurchase agreements	54.5	0.3	0.48	37.3	0.4	0.95
Subordinated debentures	7.3	0.4	5.19	6.9	0.4	5.34
Capital instrument liabilities	1.8	0.1	7.30	2.1	0.1	6.61
Other interest-bearing liabilities	36.6	0.4	1.17	41.3	0.3	0.94
Total interest-bearing liabilities	$561.4	7.2	1.27%	$504.1	6.8	1.36%
Other liabilities including acceptances	61.5			51.7
Equity(3)	36.6			30.3
Total liabilities and equity	$659.5	7.2	1.08%	$586.1	6.8	1.17%
Net interest income		10.0			9.0
(1)	Average of daily balances.
(2)	Refer to non-GAAP measures on page 17.
(3)	Includes non-controlling interests of $1.7 billion in 2012 and $1.5 billion in 2011.

Scotiabank Annual Report  2012      19

MANAGEMENT’S DISCUSSION AND ANALYSIS

T7 Net fee and commission revenues For the fiscal years ($ millions)	2012	2011	2012 versus 2011
Fee and commission revenues
Banking
Card revenues	$768	$608	26%
Deposit and payment services
Deposit services	846	761	11
Other payment services	237	212	12
	$1,083	$973	11
Credit fees
Commitment and other credit fees	690	668	3
Acceptance fees	207	188	10
	$897	$856	5
Other	$467	$435	7
Total banking revenue	$3,215	$2,872	12%
Wealth management
Mutual funds	1,125	940	20
Brokerage fees	721	728	(1)
Investment management and trust services
Investment management and custody	141	133	7
Personal and corporate trust	183	162	12
	$324	$295	10
Total wealth management revenue	$2,170	$1,963	11%
Underwriting and other advisory fees	493	492	-
Non-trading foreign exchange fees	365	349	5
Other	293	267	10
Fee and commission revenues	$6,536	$5,943	10
Fee and commission expenses
Card expenses	189	153	23
Deposit and payment services expenses	68	52	30
Other expenses	5	11	(49)
	$262	$216	21
Net fee and commission revenues	$6,274	$5,727	10%

Net fee and commission revenues

Net fee and commission revenues were $6,274 million, an increase of $547 million or 10%, spread across several categories.

Card revenues grew $160 million or 26% to $768 million. Canadian Banking revenues rose 13%, the third consecutive year of double digit growth, mainly from higher transaction driven fees. Growth in International Banking was from a combination of the acquisitions in Colombia and Uruguay, as well as organic growth in the rest of Latin America.

Revenues from deposit services were $846 million, up $85 million or 11% over 2011. While most of the growth was from acquisitions in International Banking, revenues also grew significantly in Canadian Banking and Mexico. Revenues from other payment services were also up in Canadian Banking, as well as International, both in Peru and Colombia.

Credit fees were 5% higher than the prior year. Commitment and other credit fees grew mainly from acquisitions and in Peru. Acceptance fees were higher in both Canadian Banking and Global Banking and Markets. Within the other category, revenues were higher in both corporate lending and pension business in Colombia.

The increase in Mutual Fund fees of $185 million primarily reflected the full year impact of the DundeeWealth acquisition. Higher average assets under management in ScotiaFunds were the main contributor to the remaining increase. Brokerage fees were the only category to decline from the previous year, as a reduction in average commission per trade and lower trading volumes in the online brokerage business, more than offset higher revenues in the full service business. Investment management and custody fees increased 7% or $8 million to $141 million. Personal and corporate trust was $21 million higher, primarily from the acquisition in Colombia.

Underwriting and other advisory fees were relatively flat year over year at $493 million. Underwriting fees increased in fixed income but were offset by lower advisory fees earned by Scotia Waterous. Non trading foreign exchange fees were up 5% or $16 million to $365 million, from higher revenues in International Banking, partly offset by lower revenues in Canadian Banking.

C9 Sources of net fee and commission revenues

20      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Other fee and commission revenues comprised mainly of non-retail brokerage fees and insurance fees. These revenues were higher mostly due to contributions from insurance fees in Colombia and higher revenues in Mexico.

Fee and commission expenses rose $46 million or 21% to $262 million. Higher card expenses reflect higher transaction volumes in both Canadian and International Banking. Increased deposit expenses also arose from higher transaction volumes and acquisitions.

Outlook

Solid growth in net fee and commission revenues is projected for 2013. Organic growth is expected across most categories. Recent acquisitions will also contribute to growth in 2013.

T8 Other operating income For the fiscal years ($ millions)	2012	2011	2012 versus 2011
Trading revenues	$1,316	$830	58%
Net gain on investment securities	185	285	(35)
Net income from investments in associated corporations	442	433	2
Insurance underwriting income, net of claims	388	294	32
Other	1,093	727	51
Total other operating income	3,424	2,569	33
Taxable equivalent adjustment	271	266	2
Total other operating income (TEB)(2)	$3,695	$2,835	30%
(1)	On a taxable equivalent basis trading revenues were $1,587 (2011 – $1,096).
(2)	Refer to non-GAAP measures on page 17.

T9 Trading revenues

TEB(1) For the fiscal years ($ millions)	2012	2011
By trading products:
Interest rate and credit	$520	$322
Equities	386	293
Commodities	425	335
Foreign exchange	232	181
Other	24	(35)
Total trading revenues	$1,587	$1,096
% of total revenues	7.9%	6.2%
(1)	Refer to non-GAAP measures on page 17.

Other operating income

Other operating income (TEB) was $3,695 million, an increase of $860 million or 30% from last year, due substantially to real estate gains of $838 million this year, partially offset by the acquisition related gains of $286 million in 2011. The underlying growth in operating income was $308 million or 12%.

Trading revenues of $1,587 million (TEB) were up a substantial $491 million or 45% over the prior year, with higher revenues across all areas. This growth arose from stronger customer demand and more favourable market conditions. Global fixed income accounted for most of this increase as market conditions improved. Foreign exchange trading was up 28% year over year, primarily in Latin America. Revenues from precious metals were at record levels, increasing 16% as a result of continuing investor demand and favourable market conditions.

Net gains on investment securities were $185 million, compared to $285 million in 2011, as gains on debt securities, equities and LBO funds were lower than the prior year.

Net income from investments in associated companies was $442 million, an increase of $9 million from last year. Earnings were higher from Bank of Xi’an in China from increased interest in the bank. Income from Thanachart Bank was lower, reflecting the impact of the flooding in Thailand in late 2011. Income from CI was negatively impacted by a deferred tax charge in 2012 but excluding this, underlying results were stronger.

Insurance underwriting income grew a substantial $94 million or 32% to $388 million. Premium income was 16% higher than the prior year, partially offset by higher reinsurance premiums paid and slightly higher claims and other expenses.

Other income of $1,093 million included $727 million from the sale of Scotia Plaza and $111 million from the gain on a real estate asset in Western Canada. In 2011, other income included $286 million from acquisition-related gains. Excluding these items, other income fell $186 million as 2011 included foreign currency related gains arising from the conversion to IFRS and negative goodwill, from international acquisitions.

Outlook

Excluding the impact of the real estate gains in 2012, organic and acquisition growth will contribute to higher other operating income in 2013, although some businesses are subject to market volatility. Trading revenues are expected to be generally in line with 2012 levels but are also subject to market volatility and customer demand.

Scotiabank Annual Report  2012      21

MANAGEMENT’S DISCUSSION AND ANALYSIS

T10 Operating expenses and productivity

For the fiscal years ($ millions)	2012	2011	2012 versus 2011
Salaries and employee benefits
Salaries	$3,231	$3,018	7%
Performance-based compensation	1,477	1,350	9
Share-based compensation(1)	208	246	(16)
Pensions and other employee benefits	833	744	12
	$5,749	$5,358	7
Premises and technology(2)
Net premises rent	321	276	16
Premises repairs and maintenance	100	90	11
Property taxes	85	76	13
Computer equipment, software and data processing	839	760	10
Other premises costs	262	244	7
	$1,607	$1,446	11
Depreciation and amortization(2)
Depreciation	281	274	2
Amortization of goodwill and other intangibles	169	139	22
	$450	$413	9
Communications
Telecommunications	86	82	4
Stationery, postage and courier	287	262	10
	$373	$344	9
Advertising and business development
Advertising and promotion	303	282	7
Travel and business development	147	145	1
	$450	$427	5
Professional	340	262	30
Business and capital taxes
Business taxes	203	154	32
Capital taxes	45	29	52
	$248	$183	35
Other
Employee training	45	45	–
Other	1,141	1,003	14
	$1,186	$1,048	13
Total operating expenses	$10,403	$9,481	10%
Productivity ratio (TEB)(2)	52.0%	53.9%

(1)	Excludes Employee Share Ownership Plans.
(2)	Taxable equivalent basis. Refer to the Non-GAAP measure on page 17.

Operating expenses

Operating expenses were $10,403 million in 2012, an increase of $922 million or 10% from last year. Recent acquisitions accounted for approximately $603 million or 66% of the growth in operating expenses.

Salaries and employee benefits were $5,749 million in 2012, up $391 million or 7% from last year, including $237 million from the impact of acquisitions. Adjusting for acquisitions, salaries increased by $90 million or 3%, reflecting annual pay increases, and increased staffing to support growth initiatives. Excluding the impact of acquisitions, performance-based compensation was up $58 million, in line with improved results in some businesses. Pensions and other employee benefit costs increased by $89 million or 12%, primarily due to acquisitions and higher staffing levels.

Premises and technology expenses were $1,607 million in 2012, an increase of $161 million or 11% from last year. The higher premises costs reflected the impact of acquisitions and the sale of Scotia Plaza which resulted in higher rent expense. Technology expenses increased $79 million or 10%, due to acquisitions as well as the Bank’s investment in new initiatives and ongoing projects.

Advertising and business development expenses were $450 million in 2012, up $23 million or 5% over last year, due mainly to the impact of acquisitions.

Professional fees rose $78 million or 30% to $340 million due in part to acquisitions but mainly as a result of an increased spend on technology.

Business and capital taxes increased $65 million of which acquisitions accounted for $40 million or 62% with the remainder due mainly to the issuance of shares and debentures during the year.

Other expenses were $1,186 million, an increase of $138 million or 13% from last year, due mainly to acquisitions.

The productivity ratio was 52.0% for 2012, compared to 53.9% in 2011. Excluding the real estate gains in 2012, the productivity ratio was 54.3%, versus 54.8% in 2011 adjusted for acquisition-related gains.

Operating leverage was positive 3.9% year over year. After adjusting for the real estate gains in 2012 and the acquisition-related gains in 2011, operating leverage remained positive at 0.9%.

Outlook

In 2013, the Bank expects to maintain its focus on cost control in light of the uncertain economic environment. The Bank is targeting positive operating leverage, but will continue to invest in its businesses to support organic growth. Expense growth will also be impacted by acquisitions and business expansion.

C10 Expenses well controlled

$ millions

C11 Productivity*

operating expenses as a % of revenue (TEB)

*	2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP.

22      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

C12 Direct and indirect taxes

$ millions

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(2)	Includes taxable-equivalent adjustment

Taxes

The provision for income taxes was $1,580 million, an increase from $1,423 million last year. The Bank’s overall effective income tax rate for the year was 19.6% down from 21.1% last year. The decrease was due primarily to a reduction in the statutory rate in Canada, lower taxes on the gains on sale of real estate assets during the year, and a decline in non-deductible expenses. These decreases were partly offset by the lower level of tax-exempt income in the current year. Last year’s tax rate also benefitted from non-taxable acquisition-related gains, but this was partly offset by a deferred tax adjustment related to a loss on disposal of subsidiary operations recorded in a prior year.

Outlook

The Bank’s consolidated effective tax rate is expected to be in the range of 20% to 23% in 2013.

Credit Quality

Provisions for credit losses

The total provision for credit losses was $1,252 million in 2012, up $176 million from $1,076 million last year. The total provision for credit losses included an increase in the collective allowance on performing loans of $100 million this year compared to a $60 million reduction in 2011.

The total provision for credit losses on impaired loans was $1,152 million, an increase of $16 million or 1% from 2011.

The provision for credit losses in Canadian Banking was $506 million, a decrease of $86 million from $592 million last year, with lower retail and commercial provisions.

The provision for credit losses in International Banking was $613 million, an increase of $104 million from $509 million last year. The higher provisions were primarily attributable to acquisitions, growth in retail lending in Latin America, partially offset by lower provisions in the Caribbean and Central America. A net benefit of $20 million is included in the current year’s provision for credit losses, due to the net amortization of the credit mark on purchased loans in Banco Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio.

The provision for credit losses in Global Wealth Management was $3 million in 2012, an increase of $1 million from last year.

The provision for credit losses in Global Banking and Markets was $30 million in 2012, a decrease of $3 million from 2011. The provisions this year were primarily in the U.S. and Canada.

T11 Impaired loans by business line

	Gross impaired loans		Allowance for credit losses		Net impaired loans

As at October 31 ($ millions)	2012(1)	2011(1)	2012(1)	2011(1)	2012(1)	2011(1)
Canadian Banking
Retail	$765	$826	$(462)	$(452)	$303	$374
Commercial	326	294	(212)	(217)	114	77
	$1,091	$1,120	$(674)	$(669)	$417	$451
International Banking
Caribbean and Central America	1,151	1,065	(369)	(285)	782	780
Latin America(2)	1,005	1,013	(473)	(366)	532	647
Asia and Europe	25	38	(16)	(29)	9	9
	$2,181	$2,116	$(858)	$(680)	$1,323	$1,436
Global Wealth Management	11	13	(1)	(2)	10	11
Global Banking and Markets
Canada	80	35	(28)	(14)	52	21
U.S.	139	8	(21)	(8)	118	-
Europe	80	63	(27)	(25)	53	38
	$299	$106	$(76)	$(47)	$223	$59
Totals	$3,582	$3,355	$(1,609)	$(1,398)	$1,973	$1,957
Allowance for credit losses on performing loans					(1,272)	(1,224)
Net impaired loans after allowance on performing loans					$701	$733

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2012(1)	2011(1)
Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity(3)	8.09%	9.62%
Net impaired loans as a % of loans and acceptances	0.53%	0.58%
Allowance against impaired loans as a % of gross impaired loans	45%	42%
(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Latin America includes Mexico.
(3)	Refer to Note 42 of the Consolidated Financial Statements for the impact of the new accounting standards adopted effective November 1, 2010 on shareholders’ equity. Prior period information has been restated to conform with current period presentation.

Scotiabank Annual Report  2012      23

MANAGEMENT’S DISCUSSION AND ANALYSIS

T12 Provisions against impaired loans by business line

For the fiscal years ($ millions)	2012	2011
Canadian Banking
Retail(1)	$419	$466
Commercial	87	126
	$506	$592
International Banking
Caribbean and Central America	192	209
Latin America(2)	413	296
Asia and Europe	8	4
	$613	$509
Global Wealth Management	$3	$2
Global Banking and Markets
Canada	7	27
U.S.	20	(12)
Europe	3	18
	$30	$33
Total	$1,152	$1,136
(1)	2011 amounts have been restated for changes in business line structure effective 2011.
(2)	Latin America includes Mexico.

T13 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2012	2011
Canadian Banking
Retail	0.21%	0.25%
Commercial	0.31	0.50
	0.23	0.28
International Banking
Retail	1.93	1.88
Commercial	0.09	0.09
	0.75	0.75
Global Wealth Management	0.05	0.03
Global Banking and Markets(1)	0.09	0.11
Weighted subtotal – provisions against impaired loans	0.32	0.36
Provisions against performing loans	0.03	(0.02)
Weighted total	0.35%	0.34%
(1)	Global Corporate and Investment Banking only.

T14 Net charge-offs(1) as a percentage of average loans and acceptances

For the fiscal years (%)	2012	2011
Canadian Banking
Retail	0.22%	0.24%
Commercial	0.31	0.23
	0.23	0.24
International Banking
Retail	1.28	1.61
Commercial	0.05	0.07
	0.49	0.64
Global Wealth Management	0.06	0.04
Global Banking and Markets(2)	0.01	0.11
Weighted total	0.26%	0.31%

(1)	Write-offs net of recoveries.
(2)	Global Corporate and Investment Banking only.

Allowance for credit losses

The total allowance for credit losses increased to $2,969 million as at October 31, 2012, from $2,689 million last year. The $280 million increase was attributable primarily to the $100 million increase in the collective allowance on performing loans and allowance increases in most business lines driven by business growth. The total allowance for credit losses includes $88 million of allowance covered by FDIC guarantees related to RG Premier bank.

Allowances in Canadian Banking increased by $5 million, primarily in the retail portfolios, where new provisions exceeded loan write-offs.

In International Banking, allowances increased by $178 million to $858 million, mainly in Latin America and the Caribbean and Central America.

Global Banking and Markets’s allowances remained modest increasing to $76 million from $47 million.

The collective allowance for credit losses on performing loans increased by $100 million in 2012, in light of weakening economic forecasts and continuing global uncertainty. This compared to a decrease of $60 million in 2011.

Impaired loans

Gross impaired loans increased to $3,582 million as at October 31, 2012, from $3,355 million last year.

Impaired loans in Canadian Banking fell by $29 million, attributable primarily to retail portfolios.

In International Banking, impaired loans increased by $65 million largely due to increases in the Caribbean and Central America.

In Global Wealth Management, impaired loans decreased by $2 million.

Impaired loans in Global Banking and Markets increased by $193 million, attributable primarily to the portfolios in the U.S. and Canada.

Net impaired loans, after deducting the allowance for credit losses, were $1,973 million as at October 31, 2012, a modest increase of $16 million from a year ago.

As shown in Chart 14, net impaired loans as a percentage of loans and acceptances were 0.53% as at October 31, 2012, an improvement from 0.58% a year ago.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

On the Bank’s acquisition of Banco Colpatria, an aggregate credit mark adjustment of $549 million was established to capture management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark of $385 million and a future expected loss mark of $164 million.

24      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

C13 Credit losses*

Provisions against impaired loans as a % of average loans & acceptances

*	2012 and 2011 calculated under IFRS, prior to 2011 calculated under CGAAP.

C14 Net impaired loan ratio*

as a % of loans & acceptances, as at October 31

*	2012 and 2011 calculated under IFRS, 2010 under CGAAP

C15 Gross impaired loans*

as a % of equity & allowances for credit losses as at October 31

*	2012 and 2011 calculated under IFRS, 2010 under CGAAP.

C16 Low delinquency in Canadian retail portfolio

delinquent loans as a % of total loans

For individually assessed loans, the incurred loss mark of $115 million established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition, are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income. As at the end of October 31, 2012, the remaining credit mark adjustment was $112 million.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine losses at the date of acquisition. The portfolio approach resulted in both an incurred loss mark of $270 million and a future expected loss mark of $164 million. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio, and an increase in expected cash flows will result in a recovery in provision for credit losses in the Consolidated Statement of Income. Any cash flows lower than expected will result in additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans amortizes down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the acquired loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A charge is recorded if the actual losses exceed the amortized amounts. As at October 31, 2012, on the loans that are not individually assessed, the remaining incurred loss mark and expected loss mark was $159 million and $137 million, respectively.

Portfolio review

Canadian Banking

The overall credit quality of the consumer portfolio in Canada improved year over year. Reportable delinquency decreased 26 basis points to 1.17%. The provisions for credit losses in the Canadian retail portfolio were $419 million, down $47 million or 10% from last year. The provisions for credit losses as a percentage of average loans was 0.21%, compared to 0.25% last year.

Gross impaired loans in the retail portfolio improved from 2011, decreasing by 7% or $61 million. Portfolio quality continued to benefit from high secured lending, with 93% of total retail loans being secured by an underlying asset such as a house or an automobile. This high level of secured lending reflects the growth in Scotia Total Equity Plan, where all products, including lines of credit and credit cards, are secured by residential real estate. Currently, 64% of the ScotiaLine line of credit and ScotiaLine VISA portfolios are secured.

The provision for credit losses in the Canadian commercial loan portfolio was $87 million, down $39 million or 31% from last year. Gross impaired loans increased by $32 million to $326 million.

International Banking

Retail credit quality stabilized in most regions with the exception of the Caribbean, where economic conditions remained weak. In retail, gross impaired loans increased by $47 million to $1,397 million during the year, with an increase attributable to recent acquisitions in Latin America.

The provision for credit losses in the retail portfolio increased to $568 million from $471 million last year, with higher provisions in Latin America, partially offset by lower provisions in the Caribbean and Central America. Total reported delinquency improved year over year, primarily related to Chile and Mexico.

In commercial banking, gross impaired loans were $784 million, an increase of $18 million over the prior year, mostly in the Caribbean and Central America.

The provision for credit losses in the commercial portfolio was $45 million in 2012, versus $38 million in 2011. The increase was attributable to higher provisions in the Caribbean and Central America.

Global Wealth Management

Global Wealth Management overall credit quality was strong in 2012. The provision for credit losses was $3 million and gross impaired loans were $11 million in the Canadian portfolio.

Global Banking and Markets

The provision for credit losses was $30 million in 2012, versus $33 million in 2011. The provisions this year were primarily in the U.S. and Canada.

Gross impaired loans in Global Banking and Markets increased by $193 million in 2012 to $299 million. Most of the increase was attributable to the U.S. portfolio, where impaired loans increased by $131 million year over year to $139 million. Impaired loans in the Canadian portfolio increased by $45 million to $80 million, with a rise in the European portfolio of $17 million to $80 million.

Scotiabank Annual Report  2012      25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk diversification

The Bank’s exposures to various countries and types of borrowers are well diversified (see Table 43 on page 80). Chart 17 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure, at 33% of the total. Latin America has 11% of the total exposure and the U.S. has 7%.

Chart 18 shows loans and acceptances by type of borrower (see Table 47 on page 82). Excluding loans to households, the largest industry exposures were in financial services, 7.2%; wholesale and retail, 3.4%, oil and gas, 3.1%.

Canadian Residential and Condominium Exposure

A large portion of the Bank’s loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at October 31, 2012, these loans amounted to $244 billion or 65% of the Bank’s total loans and acceptances outstanding. 93% of Canadian Banking’s portfolio is secured as well as 68% of International Banking’s portfolio. The Canadian residential mortgage portfolio was $156 billion of which $142 billion related to freehold properties and $14 billion related to condominiums. Of the Canadian residential mortgage portfolio, 60% is insured, and the uninsured portion has an average loan-to-value ratio of 54%.

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $695 million. This is a high quality portfolio with well-known developers who have long term relationships with the Bank.

European Exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

T15 European exposure

The current European exposure is provided below:

	As at October 31, 2012						October 31, 2011
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with banks(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European Exposure	Total European Exposure (6)
Gross exposures	$8,181	$1,456	$7,970	$10,528	$616	$28,751	$30,438
Less: Undrawn commitments	–	–	7,970	–	–	7,970	7,946
Net funded exposure	$8,181	$1,456	$–	$10,528	$616	$20,781	$22,492
(1)	Net all allowances for credit losses of $27. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $976 and collateral held against SFT was $7,014.
(6)	Risk Exposures include trading securities not previously reflected in the October 31, 2011 financial statements.

The Bank’s total gross European exposure was reduced during the year, and as at October 31, 2012, was $28.8 billion (October 31, 2011 – $30.4 billion), with net funded exposure of $20.8 billion (net of undrawn commitments and collateral held) (October 31, 2011 – $22.5 billion).

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (80% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3).

C17 Well diversified in Canada and internationally…

loans and acceptances, October 2012

C18 … and in household and business lending

loans & acceptances

26      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T16 Funded exposures

Below is the funded exposures related to all European countries:

	As at
	October 31, 2012(1)					October 31, 2011
($ millions)	Sovereign	Bank	Corporate(2)	Total		Total
Greece	$–	$–	$426	$426		$348
Ireland	130	71	97	298		341
Italy	(108)	626	177	695		1,206
Portugal	–	8	22	30		95
Spain	123	145	(16)	252		652
Total GIIPS	$145	$850	$706	$1,701		$2,642

U.K.	2,660	1,735	4,316	8,711		7,151
Germany	622	1,020	1,272	2,914		3,988
France	553	584	810	1,947		2,364
Netherlands	140	383	745	1,268		1,749
Switzerland	11	610	882	1,503		1,594
Other	448	486	1,803	2,737		3,004
Total Non-GIIPS	$4,434	$4,818	$9,828	$19,080		$19,850
Total Europe	$4,579	$5,668	$10,534	$20,781	(2)	$22,492
Total Europe as at October 31, 2011	$3,017	$8,529	$10,946	$22,492
(1)	Bracketed amounts represent net short positions arising from trading transactions.
(2)	Corporate includes Financial Institutions that are not Banks.
(3)	Includes $183 in exposure to supra-national agencies.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal or Spain (GIIPS) – is not significant. As of October 31, 2012, the Bank‘s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.7 billion, down from $2.6 billion last year.

Specific to GIIPS, the Bank’s sovereign exposure to Ireland was $130 million as at October 31, 2012, including central bank deposits of $34 million arising from regulatory reserves to support the Bank’s operations in Ireland. The Bank was net long securities in sovereign exposures to Spain ($123 million) and Ireland ($21 million) and net short to Italy ($108 million); the Bank had no sovereign securities holdings of Greece or Portugal.

The Bank had exposures to Italian banks of $626 million, as at October 31, 2012, (October 31, 2011 – $1,083 million), primarily related to short-term precious metals trading and lending activities. Greek exposure related primarily to secured loans to shipping companies.

T17 Bank’s exposure distribution by country

The Bank’s exposures are distributed as follows:

	As at October 31, 2012(1)					October 31, 2011
($ millions)	Loans and loan equivalents	Deposits with banks	Securities	SFT and derivatives	Total	Total
Greece	$427	$–	$(1)	$–	$426	$348
Ireland	21	76	125	76	298	341
Italy	533	–	161	1	695	1,206
Portugal	–	–	30	–	30	95
Spain	304	–	(55)	3	252	652
Total GIIPS	$1,285	$76	$260	$80	$1,701	$2,642

U.K.	3,729	3,389	1,292	301	8,711	7,151
Germany	1,074	732	1,078	30	2,914	3,988
France	519	154	1,269	5	1,947	2,364
Netherlands	364	66	811	27	1,268	1,749
Switzerland	931	92	399	81	1,503	1,594
Other	1,735	41	869	92	2,737	3,004
Total Non-GIIPS	$8,352	$4,474	$5,718	$536	$19,080	$19,850
Total Europe	$9,637	$4,550	$5,978	$616	$20,781	$22,492
(1)	Bracketed amounts represent net short positions arising from trading transactions.

The Bank’s security exposure are recorded on a fair value basis. Securities exposures to European sovereigns and banks (excluding GIIPS) were $3.5 billion as at October 31, 2012, (October 31, 2011 – $5.0 billion), predominately related to issuers in the United Kingdom, Germany and France. Substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (SFT) (reverse repurchase agreements, repurchase agreements, and security lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and SFT are recorded on an accrual basis.

Undrawn commitments of $8.0 billion (October 31, 2011 – $7.9 billion) are comprised of unfunded loan commitments and letters of credit issued on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $4.5 billion as at October 31, 2012, (October 31, 2011 – $4.3 billion). As at October 31, 2012, issued letters of credit amounted to $3.1 billion with banks (October 31, 2011

Scotiabank Annual Report  2012      27

MANAGEMENT’S DISCUSSION AND ANALYSIS

– $3.4 billion). Undrawn commitments are detailed further by country in the table below.

The Bank’s indirect exposure, as detailed in Table 18 below, is defined as:

–	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and

–	letters of credit or guarantees from entities in European countries to entities in countries outside of Europe

Included in the indirect securities exposure was $385 million related to GIIPS; $37 million to United Kingdom; and $125 million to Germany. Indirect exposure by way of letters of credit totaled $1,068 million at October 31, 2012, (October 31, 2011 – $1,190 million); of which $196 million was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank has Euro-denominated collateral held for non-European counterparties of $507 million (October 31, 2011 – $698 million).

T18 Indirect exposures

	Undrawn Commitments		Indirect Exposure
($ millions)	October 31, 2012	October 31, 2011	October 31, 2012	October 31, 2011
Greece	$23	$38	$0	$0
Ireland	28	46	2	2
Italy	38	51	155	224
Portugal	0	2	0	56
Spain	231	189	423	537
Total GIIPS	$320	$326	$580	$819

U.K.	2,914	3,213	138	187
Germany	1,116	899	257	197
France	879	1,300	306	193
Netherlands	892	689	51	142
Switzerland	942	630	125	98
Other	907	889	206	331
Total Non-GIIPS	$7,650	$7,620	$1,083	$1,147
Total Europe	$7,970	$7,946	$1,664	$1,966

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS, as at October 31, 2012, the Bank had CDS protection on the funded exposure on only one Spanish corporation in the amount of $58 million. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry and country, with loan sales and credit derivatives used sparingly. In 2012, loans sales totaled $649 million, compared to $412 million in 2011. The largest volume of loans sales in 2012 related to loans in the food and beverage and telecom industries.

At October 31, 2012, credit derivatives used to mitigate exposures in the portfolios totaled $80 million (notional amount), compared to $92 million at October 31, 2011.

The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted. Gaming, hotels, media, and shipping portfolios are being closely managed.

Outlook

Despite continued slow economic growth globally, the quality of the Bank’s credit portfolio is expected to remain strong given our low exposure to areas and regions of concern and broad global diversification. Unless global economies weaken significantly and affect the Bank’s more insulated markets, the Bank’s loan loss ratio in 2013 is expected to climb modestly, primarily in International Banking. This arises from recent acquisitions, continued economic softness in the Caribbean and a change in business mix with growth in higher-spread consumer lending in certain international markets, resulting in a higher loan loss ratio in International Banking in 2013.

Fourth Quarter Review

Q4 2012 vs Q4 2011

Net income

Net income was $1,519 million in the fourth quarter, an increase of $362 million or 31% above the same quarter last year. The increase mainly reflected higher revenues, including the contributions of acquisitions, growth in earning assets and stronger trading revenues. These increases were partially offset by higher operating expenses and increased provision for credit losses.

Total revenue

Total revenue (TEB) of $4,938 million was $639 million or 15% higher than the same quarter last year, with significant increases in all three revenue categories. Net interest income rose from a wider core banking margin, mostly due to acquisitions, and higher volumes of core banking assets. Net fee and commission revenues were up due primarily to higher banking, underwriting and wealth management fees. The increase in other operating income was primarily from higher trading revenues, as well as a favourable change in the fair value of financial instruments used for asset/liability management.

Net interest income

Net interest income (TEB) was $250 million or 11% above the same period last year. This increase was a result of both a 7% increase in core banking assets and a nine basis point increase in the core banking margin. The former was from higher lending volumes across all business lines. The nine basis point widening of the margin was primarily from the acquisition of Banco Colpatria, partly offset by a narrower spread on Canadian currency personal deposits.

Net fee and commission revenues

Compared to the same period last year, net fee and commission revenue of $1,634 million was up $145 million or 10%. This increase was primarily from increased revenues from cards, deposit and payment services including the contribution from the acquisition of Banco Colpatria. Underwriting fees rose $39 million, and mutual fund fees were up $26 million, in both DundeeWealth and Scotia Funds.

Other operating income

Other operating income (TEB) was $720 million, a significant $244 million or 51% increase from the fourth quarter of the previous year. Most of this increase was from stronger trading revenues, particularly in fixed income. In addition, there was higher insurance underwriting income and a favourable change in the fair value of financial instruments used for asset/liability management.

28      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Provision for credit losses

The provision for credit losses was $321 million in the fourth quarter compared to $281 million in the same period last year. This increase in provisions was due primarily to a decrease of $30 million in the collective allowance on performing loans last year, and higher provisions in International Banking this year.

Operating expenses and productivity

Operating expenses were $2,713 million in the fourth quarter, an increase of $224 million or 9% over the same quarter last year. Acquisitions accounted for approximately $123 million or 55% of the growth in expenses. The remaining increase was due mainly to higher salaries from annual pay increases and additional staff for business expansion, as well as higher performance-based compensation. Additionally, premises costs, technology and professional expenses rose, reflecting spending to support growth initiatives. Partially offsetting this increase were lower benefit costs due to actuarial revaluations of long-term benefit plans.

The productivity ratio was 54.9% in the fourth quarter, an improvement from 57.9% in the same quarter last year.

Taxes

The effective tax rate was 17.0% this quarter compared to 20.5% in the same quarter last year. The decrease was primarily due to a reduction in the statutory tax rate in Canada and the inclusion in last year’s results of a valuation allowance recorded against a deferred tax asset related to a loss on disposal of subsidiary operations in a prior year. These decreases were partially offset by lower tax recoveries in foreign subsidiaries and proportionately lower tax-exempt dividend income.

Q4 2012 vs Q3 2012

Net income

Net income was $1,519 million this quarter, down 26% compared to $2,051 million in the previous quarter. Last quarter’s results included an after-tax gain on sale of real estate in Toronto of $614 million. Adjusting for this, net income grew 6% quarter over quarter. The favourable impact of lower taxes and provisions was partly offset by higher operating expenses.

Total revenue

Total revenue (TEB) of $4,938 million fell $651 million or 12% from the prior quarter entirely due to last quarter’s real estate gain. The underlying increase of $76 million was driven by a slight rise in net interest income from a widening of the core banking margin, higher fee and commission revenues and increased gains on investment securities. These were partly offset by lower trading revenues.

Net interest income

Net interest income (TEB) rose $12 million to $2,584 million. This increase reflected growth in residential mortgages and personal lending. Partly offsetting were lower margins in Chile and in the fixed rate Canadian currency portfolio.

Net fee and commission revenues

Compared to the previous quarter, net fee and commission revenue of $1,634 million was $71 million or 5% higher. This increase was primarily from seasonally higher banking fees in Latin America, higher mutual fund revenues, brokerage commissions and underwriting and other advisory fees.

Other operating income

Other operating income (TEB) was $720 million, a reduction of $734 million from the prior quarter, almost entirely from the real estate gain in the third quarter. The remaining revenues were relatively flat as lower trading revenues (mainly in the fixed income and equity businesses) and the impact of the gain on sale of a leasing business in the prior quarter, were offset by higher gains on investment securities.

Provision for credit losses

The provision for credit losses of $321 million for the fourth quarter was down $81 million from last quarter. This was due to an increase of $100 million in the collective allowance on performing loans in the last quarter, partially offset by higher commercial provisions in Canadian Banking.

Operating expenses and productivity

Quarter over quarter, operating expenses were up $95 million or 4%, due mainly to higher levels of investment in revenue generating initiatives resulting in increased expenditures on advertising and business development, as well as growth in technology and professional expenses. This was partially offset by lower benefit costs due to actuarial revaluation of long-term benefit plans.

The productivity ratio was 54.9% in the fourth quarter, compared to 53.9% in the third quarter adjusted for the real estate gain last quarter.

Taxes

The effective tax rate this quarter was 17.0%, compared to 17.7% in the prior quarter. This quarter benefitted from tax recoveries, an increase in deferred tax assets due to changes in tax rates in a foreign subsidiary and proportionately higher tax-exempt income. Last quarter benefitted from lower taxes on the gain on sale of real estate and a decline in non-deductible expenses.

Summary of Quarterly Results

Quarterly Financial Highlights

For the three months ended

	Oct. 31 2012	July 31 2012	April 30 2012	Jan. 31 2012	Oct. 31 2011	July 31 2012	April 30 2011	Jan. 31 2011
Total revenue ($ millions)	$4,864	$5,512	$4,704	$4,621	$4,225	$4,298	$4,639	$4,148
Total revenue (TEB(1)) ($ millions)	4,938	5,589	4,773	4,689	4,299	4,371	4,708	4,219
Net income ($ millions)	1,519	2,051	1,460	1,436	1,157	1,303	1,621	1,249
Basic earnings per share ($)	1.20	1.70	1.18	1.23	0.99	1.12	1.42	1.11
Diluted earnings per share ($)	1.18	1.69	1.15	1.20	0.97	1.10	1.39	1.08
(1)	Refer to Non-GAAP measures on page 17.

Scotiabank Annual Report  2012      29

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Bank reported four quarters of solid performance that can be attributed to a combination of acquisitions and organic growth.

Net interest income increased steadily during the year. Canadian core banking assets rose throughout the year, while foreign currency volumes fluctuated depending on the volumes of deposit with banks. Foreign currency loan volumes grew during the year primarily from the acquisition of Banco Colpatria, as well as widespread growth especially in Chile and Peru.

The Bank’s core banking margin fluctuated slightly on a quarterly basis, reflecting the timing of the acquisitions in Colombia and Uruguay, changes in the volumes of low yielding deposits with banks, and changes in the spreads of the Canadian fixed and floating rate portfolios.

Canadian Banking’s margin increased slightly in the first quarter but fell during the next two quarters to end the year unchanged from the fourth quarter of 2011. International Banking’s margin increased significantly during the first two quarters of 2012, reflecting the impact of acquisitions, rose modestly in the third quarter and then declined in the final quarter. Spreads in Global Banking and Markets corporate lending portfolio were relatively flat during the year.

Non-interest revenues reached record levels in 2012, primarily due to the gains on the sale of real estate assets and a non-strategic leasing business, and the ongoing revenues related to acquisitions. Net fee and commission revenues have continued to trend upward since the first quarter due mainly to higher fee-based revenues and strong growth in credit cards and payment volumes, as well as in mutual funds. Financial markets presented more opportunities for fixed income, equities, commodities, and precious metal trading throughout the year. The level of net gains on investment securities was impacted by the timing of write-downs on available-for-sale securities. Additionally, insurance revenues have trended upward reflecting solid growth in global insurance.

Loan losses were stable in the first half of the year and trended higher during the last two quarters reflecting acquisitions and asset growth. The third quarter included an increase in the collective allowance on performing loans.

Operating expenses steadily increased in 2012 in large part reflecting the effect of acquisitions this year. Premises expenses in the second half of the year rose as a result of the Scotia Plaza sale. The final quarter reflected increases driven by growth initiatives and project spending.

The effective tax rate ranged between 23% and 17% reflecting different levels of income earned in lower tax jurisdictions and lower taxes on real estate gains during the year.

An eight quarter trend in net income and other selected information is provided on page 89.

Financial Results Review – 2011 vs 2010 (Canadian GAAP)

In order to identify key business trends between 2010 and 2011, irrespective of the accounting basis applied, below are highlighted the Canadian GAAP results and related commentary.

For the year ended October 31, 2011 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking & Markets	Other	Total
Net interest income	$4,889	$3,988	$345	$1,066	$(1,018)	$9,270
Non-interest income	1,351	1,420	2,973	1,894	380	8,018
Total revenue	$6,240	$5,408	$3,318	$2,960	$(638)	$17,288
Provision for credit losses	590	485	2	29	(60)	1,046
Non-interest expenses	3,069	3,056	1,890	1,409	140	9,564
Income taxes	719	382	208	338	(237)	1,410
Net income	$1,862	$1,485	$1,218	$1,184	$(481)	$5,268
Net income attributable to non-controlling interests	4	60	29	–	–	93
Net income attributable to equity holders of the Bank	$1,858	$1,425	$1,189	$1,184	$(481)	$5,175

For the year ended October 31, 2010 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking & Markets	Other	Total
Net interest income	$4,919	$3,616	$339	$1,093	$(1,346)	$8,621
Non-interest income	1,302	1,323	1,864	2,086	309	6,884
Total revenue	$6,221	$4,939	$2,203	$3,179	$(1,037)	$15,505
Provision for credit losses	705	616	1	(43)	(40)	1,239
Non-interest expenses	2,974	2,662	1,221	1,195	130	8,182
Income taxes	772	504	165	677	(373)	1,745
Net income	$1,770	$1,157	$816	$1,350	$(754)	$4,339
Net income attributable to non-controlling interests	1	68	31	–	–	100
Net income attributable to equity holders of the Bank	$1,769	$1,089	$785	$1,350	$(754)	$4,239

Net income

Net income was $5,268 million in 2011, up $929 million or 21% from 2010. Diluted earnings per share (EPS) were $4.62, up 18% from $3.91 in 2010. The year over year foreign currency translation was negative $107 million, reducing EPS by 10 cents. Return on equity of 18.8% remained strong in 2011.

Effective November 1, 2010, the Bank adopted new Canadian accounting standards on Business Combinations, Consolidated

Financial Statements and Non-Controlling Interests. The adoption of these standards resulted in the recognition of acquisition-related gains of $286 million. The gains arose substantially from the accounting for the Bank’s acquisition of an additional ownership interest in DundeeWealth Inc. This additional investment was considered a step-acquisition and accounted for on a fair value basis. A gain of $260 million was recognized on the revaluation of the Bank’s original 19% investment in DundeeWealth. The remaining $26 million gain related to accounting for another acquisition, which was purchased at a price lower than fair value. The new standards require negative goodwill to be recognized in income without first reducing

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

non-monetary assets, resulting in a higher gain in income under the new standards. Under prior Canadian GAAP, $26 million would have been recorded as negative goodwill. With the change, the total negative goodwill recognized for the acquisition was $52 million.

Total revenues

In 2011, total revenues increased 11% from 2010 to $17,575 million (TEB), including the negative impact of foreign currency translation of $232 million and the $286 million acquisition-related gains.

Net interest income

Net interest income (TEB) rose $650 million to $9,557 million in 2011, notwithstanding the negative impact of foreign currency translation of $138 million. The increase was mainly from volume growth in Canadian Banking, higher contributions across International Banking, including acquisitions, and the lower cost of long-term wholesale funding.

Other income

Other income was $8,018 million in 2011, up $1,134 million or 16% from 2010 or 18% excluding the negative impact of foreign currency translation. The increase reflected $286 million acquisition-related gains and contribution from acquisitions of $744 million, offset by the significant decline in trading revenues year over year. There were also increases in securitization income, credit fees, card revenues and deposit-based fees, as well as, organic growth in mutual fund and brokerage revenues.

Provision for credit losses

The provision for credit losses was $1,046 million for 2011, down $193 million from 2010, primarily from reduction of specific provisions of $217 million. The 2010 provision included a reversal of the sectoral allowance of $49 million and a reduction of $40 million in the general allowance, while there was a $60 million reduction in the general allowance in 2011.

Non-interest expense

Non-interest expenses were $9,564 million in 2011, an increase of $1,382 million or 17% from 2010. This included the favourable impact of foreign currency translation of $87 million. Acquisitions contributed $651 million to the increase. The remaining growth was primarily in remuneration related expenses. Salary expenses were up from annual merit increases and ongoing growth initiatives. Pension and benefits rose primarily from changes in actuarial assumptions and plan asset values. Growth in advertising, premises, and technology reflects the Bank’s investment in expansion initiatives.

Provision for income taxes

The overall tax rate was 21.1% in 2011, down from 28.7% in 2010, due mainly to the non-taxable acquisition-related gains, a drop in the Canadian statutory tax rate, lower taxes in foreign subsidiaries and higher tax exempt income, partially offset by a future tax asset valuation allowance recorded this year.

Financial performance of Business lines

Canadian Banking

Canadian Banking’s net income was $1,862 million in 2011, $92 million or 5% higher than 2010. The year over year increase in net income was attributable to lower provisions for credit losses and income taxes, partly offset by higher non-interest expenses. Return on economic equity of 38.0% was in line with 2010.

Canadian Banking revenues were relatively flat in 2011 compared to 2010 as lower net interest income was offset by higher other income. The reduction in net interest income reflected a narrower margin as average earning assets grew by 6%. The main components of the increase in other income were higher fees from deposit and payment services, and growth in acceptance and card revenues.

International Banking

International Banking’s net income was a record $1,485 million in 2011, up $328 million or 28% from 2010. The business benefited from the favourable contribution from acquisitions, strong underlying revenue growth, and lower loan losses, offset in part by the $54 million adverse impact of a stronger Canadian dollar. Return on economic equity was 14.4% compared to 12.5% last year.

In International Banking, total revenues were up 9% in 2011, notwithstanding the $128 million negative impact from foreign currency translation year over year. Net interest income rose $372 million or 10% from both growth in average earning assets and a wider margin. Retail and commercial lending grew significantly with increases throughout the regions. The wider margin was a reflection of higher earnings from associated corporations as well as wider spreads in the Pacific region. The increase in other income was mainly from the contribution of acquisitions and higher credit-related activity in Peru. In addition, 2010 included a devaluation loss on the investment in a Venezuelan affiliate, while the 2011 year’s results included $79 million of negative goodwill related to recent acquisitions.

Global Wealth Management

Global Wealth Management reported net income of $1,218 million in 2011, up $402 million or 49% from $816 million in 2010. These results reflected a strong performance from the wealth management and insurance businesses. This increase also included a one-time acquisition-related gain of $260 million on the Bank’s initial investment in and subsequent increased ownership interest in DundeeWealth. Return on economic equity was 18.2% compared to 19.1% last year, due to the acquisition of DundeeWealth.

Total revenues in Global Wealth Management were up a substantial 51% in 2011, almost entirely in other income from the contribution of acquisitions. While the inclusion of revenues from DundeeWealth was the major component of this increase, fees were also higher in ScotiaFunds, Mexico and Chile and full service brokerage and there was growth in insurance revenues.

Global Banking and Markets

Global Banking and Markets reported net income of $1,184 million in 2011, a decline of $166 million or 12% from 2010. 2011’s results were adversely impacted by challenging market conditions, particularly in the second half of 2011, which reduced revenues. Expenses increased due to implementation of growth initiatives and there were also higher provisions for loan losses. Provisions for taxes were lower year over year mainly reflecting a higher level of tax-exempt income and recoveries this year. Return on economic equity was 21.2% compared to 20.4% last year.

In 2011, Global Banking and Markets’ total revenues fell $219 million or 7% from 2010, most of which was in other income. Net interest income fell $27 million in 2011, due primarily to a decline in corporate loan volumes which was partly offset by higher spreads. The reduction in other income was mainly in trading revenues due to challenging market conditions in the latter half of the year. The decline was partially offset by stronger precious metals and foreign exchange trading, higher net gains on securities and increased investment banking revenues and credit fees.

Other

The Other segment had a net loss of $481 million in 2011, compared to a net loss of $754 million in 2010. Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments,

Scotiabank Annual Report  2012      31

MANAGEMENT’S DISCUSSION AND ANALYSIS

which are reported on a taxable equivalent basis. The elimination was $287 million in 2011, compared to $286 million in 2010.

Net interest income was negative $1,018 million in 2011, compared to negative $1,346 million in 2010. The improvement was due to the increase in short-term wholesale rates used for transfer pricing with the business segments, lower long-term funding costs, and a favourable change in the fair value of financial instruments used for asset/liability management purposes. Other Income was $380 million in 2011, compared to $309 million last year. The increase was mainly attributable to higher securitization revenues.

Financial Position 2011 vs. 2010 (Canadian GAAP)

Total assets

The Bank’s total assets at October 31, 2011 were $575 billion, up $49 billion from 2010. Excluding the negative impact of foreign currency translation total assets rose $54 billion or 10% in 2011.

In 2011, cash resources grew by $8 billion, due to increases in interest bearing deposits with banks and precious metals. Securities purchased under resale agreements increased by $7 billion in line with expansion of the fixed income business in Global Banking and Markets.

Total securities were up $3 billion from October 31, 2010, mainly in available-for-sale securities. Available-for-sale securities increased by $5 billion in 2011 from holdings of NHA mortgage-backed securities related to the mortgages securitized and retained by the Bank, and foreign government debt.

The Bank’s loan portfolio increased $14 billion from 2010, or $17 billion or 6% excluding the negative impact of foreign currency translation. The increase was primarily in Business and government loans which rose $12 billion in 2011 due mainly to growth in Latin America, including new acquisitions in Uruguay and Brazil, and growth in Asia and ScotiaMocatta from increased volumes and gold prices. Residential mortgages increased $3 billion.

Total liabilities

Total liabilities were $542 billion as at October 31, 2011, up $43 billion from 2010. Excluding the negative impact of foreign currency translation, total liabilities rose $49 billion or 10%.

Total deposits increased by $35 billion in 2011, net of foreign currency translation of $4 billion. Business and government deposits grew by $31 billion, mainly in the U.S. Personal deposits increased by $4 billion, primarily from growth in high interest savings accounts in Canada and the acquisition in Uruguay.

In 2011, obligations related to securities sold under repurchase agreements grew by $6 billion. Derivative instrument liabilities increased by $9 billion, which was similar to the increase in derivative instrument assets. Partially offsetting this growth was a $6 billion decrease in obligations related to securities sold short.

Shareholders’ equity

Total shareholders’ equity increased $5,190 million from 2010. The increase was driven by internal capital generation of $2,759 million, the issuance of common shares of $1.8 billion and preferred shares of $409 million for the purchase of DundeeWealth, as well as $783 million common shares issued through the Dividend Reinvestment Plan and the exercise of options. Partially offsetting this growth was an increase of $667 million in accumulated other comprehensive loss.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

GROUP FINANCIAL CONDITION

C19 Loan portfolio

loans & acceptances, $ billions, as at October 31

C20 Deposits

$ billions, as at October 31

Statement of Financial Position

Assets

The Bank’s total assets at October 31, 2012 were $668 billion, up $74 billion or 12% from October 31, 2011. The impact of foreign currency translation was not significant.

Cash and deposits with banks grew by $10 billion, due mainly to increases in interest bearing deposits with central banks in the U.S. and the United Kingdom.

Precious metals rose $3 billion and securities purchased under resale agreements increased by $13 billion.

Trading assets

Trading assets increased $12 billion from October 31, 2011, primarily in trading securities which were up $12 billion from higher holdings of U.S. and other foreign government debt, and common equities.

Investment securities

Investment securities grew by $3 billion due mainly to increased holdings of U.S. and other foreign government debt, partially offset by reduced holdings of Canadian government debt.

As at October 31, 2012, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $891 million, an increase of $155 million from October 31, 2011. The change was due mainly to increases in the values of corporate bonds and equities.

Loans

Loans increased $37 billion or 11% from October 31, 2011. Business and government loans rose $19 billion due primarily to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Global Banking and Markets, mainly investment grade corporate loans in the U.S. and Europe. In retail lending, residential mortgages increased $14 billion due primarily to growth in Canada. Personal and credit card loans rose $5 billion due mainly to Banco Colpatria and growth in Canada.

Liabilities

Total liabilities were $627 billion as at October 31, 2012, up $64 billion or 11% from October 31, 2011.

T19 Condensed statement of financial position

As at October 31 ($ billions)	2012	2011	Opening as at November 1, 2010
Assets
Cash, deposits with banks and precious metals	$67.2	$54.5	$46.7
Trading assets	87.6	75.8	73.4
Securities purchased under resale agreements	47.3	34.6	27.9
Investment securities	33.4	30.2	31.4
Loans	364.8	327.6	308.0
Other	67.7	71.7	56.6
Total assets	$668.0	$594.4	$544.0

Liabilities
Deposits	$463.6	$421.3	$384.3
Obligations related to securities sold under repurchase agreements	56.9	38.2	32.8
Other liabilities	94.6	93.8	90.4
Subordinated debentures	10.1	6.9	6.9
Capital instrument liabilities	1.4	2.0	2.4
Total liabilities	$626.6	$562.2	$516.8

Equity
Common equity	35.3	26.3	21.7
Preferred shares	4.4	4.4	4.0
Other(1)	1.7	1.5	1.5
Total equity	$41.4	$32.2	$27.2
Total liabilities and shareholders’ equity	$668.0	$594.4	$544.0

(1)	Includes non-controlling interests of $1.7 billion in 2012 and $1.5 billion in 2011 and November 1, 2010.

Scotiabank Annual Report  2012      33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Deposits

Total deposits increased by $42 billion. Personal deposits grew by $5 billion primarily from growth in deposits in Canada and the acquisition of Banco Colpatria. Business and government deposits increased $29 billion due mainly from growth in the U.S. and Canada as well as the inclusion of Banco Colpatria. Deposits by banks increased $9 billion in the U.S. and Asia.

Other Liabilities

Obligations related to securities sold under repurchase agreements and obligations related to securities sold short grew by $19 billion and $3 billion, respectively. Derivative instrument liabilities decreased $5 billion, which was similar to the decrease in derivative instrument assets.

Equity

Total equity increased $9,139 million from October 31, 2011. This increase was driven by internal capital generation of $3,557 million, the issuance of common shares of $4,803 million including public offerings of $3,329 million, and $518 million for the purchase of Banco Colpatria, as well as $956 million through the Dividend Reinvestment Plan and the exercise of options.

The accumulated other comprehensive loss decreased $466 million due to higher unrealized gains on available-for-sale securities, improvements in unrealized foreign exchange losses on the Bank’s investments in its foreign operations, and lower unrealized losses on cash flow hedges.

Non-controlling interests

Non-controlling interests in subsidiaries increased $340 million due mainly to the acquisition of Banco Colpatria and current period net income attributable to non-controlling interests. Non-controlling interests capital instrument equity holders decreased $97 million due mainly to distributions.

Outlook

Assets and deposits are expected to continue to grow in 2013. Growth is expected across all business lines although residential mortgages in Canada are expected to grow at a slower rate in 2013 than in 2012.

Capital Management

Overview

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends or share repurchases. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk

Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets, is detailed in the Risk Management section “Risk appetite framework” on page 57. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, economic capital and tangible common equity. In addition, the Bank assesses its capital adequacy in the context of its current position and in relation to its expected future risk profile and position. The capital adequacy assessment considers the impact of various stress scenarios on the Bank’s current and future capital position. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes consideration of the results of enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital. These results are used in capital planning and strategic decision-making.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, and that there is an appropriate balance between risk and return. Refer to the Risk Management section on page 55 for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares, Tier 1 innovative instruments and Tier 2 subordinated debentures.

Capital utilization

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential business acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Executive Committee, to ensure effective deployment of capital.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Regulatory capital

Capital adequacy standards for Canadian banks is regulated by the Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI).

These standards are consistent with international standards set by the Bank for International Settlements (BIS). Bank regulatory capital consists primarily of two components – Tier 1 capital and Tier 2 capital. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors. Tier 1 capital consists primarily of common shareholders’ equity (excluding unrealized gains and losses on available-for-sale debt securities and cash flow hedges), non-cumulative preferred shares, innovative Tier 1 instruments and non-controlling interests, less various capital deductions. Tier 2 capital consists mainly of subordinated debentures and the eligible allowances for credit losses, less prescribed capital deductions. Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.

Regulatory capital and risk-weighted assets are determined in accordance with the capital framework based on the International Convergence of Capital Measurement and Capital Standards, commonly known as Basel II. Under this framework, the computation of risk-weighted assets aligns risk weight parameters with the individual risk profile of banks. As well, the Bank implemented the new market risk capital rules, commonly known as Basel 2.5, in 2012.

Risk-weighted assets are calculated for credit, market and operational risks.

•

Credit Risk: There are two main methods for computing credit risk: a standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation.

Users of the Advanced Internal Ratings Based Approach (AIRB) are required to demonstrate that they have sophisticated risk management systems for the calculation of credit risk regulatory capital and obtain OSFI approval for the use of this approach. The Bank applies the AIRB approach for material Canadian, U.S. and European portfolios, and since November 1, 2010, for a significant portion of international corporate and commercial portfolios. The Bank applies the standardized approach for all other portfolios. In 2013, the Bank will implement the AIRB approach for its Caribbean Retail portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future.

•	Market Risk: The Bank uses both internal models and standardized approaches to calculate market risk capital. Refer to page 65 in the Market Risk section for more details on market risk capital.

•	Operational Risk: The Bank uses the Standardized Approach to calculate operational risk capital requirements.

C21 Tier 1 capital

%, as at October 31

All amounts 2011 and prior are under CGAAP.

C22 Tangible common equity

%, as at October 31

All amounts 2011 and prior are under CGAAP.

C23 Dividend growth

dollars per share

C24 Internally generated capital

$ billions, for years ended October 31

All amounts 2011 and prior are under CGAAP.

C25 Total economic capital by business line

as at October 31, 2012

Scotiabank Annual Report  2012      35

MANAGEMENT’S DISCUSSION AND ANALYSIS

T20 Regulatory capital

	IFRS		CGAAP(1)

As at October 31 ($ millions)	2012		2011	2010	2009	2008
Tier 1 capital
Common shareholders’ equity included in regulatory capital(2)	$34,755		$27,932	$23,199	$20,945	$20,197
Adjustment for transition to measurement base under IFRS	322		–	–	–	–
Innovative capital instruments	2,150		2,900	3,400	3,400	2,750
Non-cumulative preferred shares	4,384		4,384	3,975	3,710	2,860
Non-controlling interests in subsidiaries	966		640	579	554	502
Less: Goodwill	(5,239)		(4,377)	(3,050)	(2,908)	(2,273)
Other capital items(3)	(2,902)		(2,990)	(2,769)	(2,051)	(773)
	$34,436		$28,489	$25,334	$23,650	$23,263
Tier 2 capital
Subordinated debentures(4)	8,893		5,723	5,790	5,833	4,227
Trust subordinated notes	1,000		1,000	1,000	1,000	1,000
Eligible amounts of general allowance(5)	454		353	574	570	534
Net unrealized equity gains(6)	305		152	176	6	–
	$10,652		$7,228	$7,540	$7,409	$5,761
Less: other capital deductions(7)	$(2,895)		$(3,184)	$(3,275)	$(2,471)	$(1,177)
Total capital	$42,193		$32,533	$29,599	$28,588	$27,847

Risk-weighted assets ($ billions)
Credit risk	210.0		200.8	180.5	187.8	214.5
Market risk	13.8		5.9	10.5	11.4	15.5
Operational risk	29.5		27.3	24.0	22.4	20.6
Total risk-weighted assets	$253.3		$234.0	$215.0	$221.6	$250.6

Capital ratios
Tier 1 capital ratio	13.6	%(8)	12.2%	11.8%	10.7%	9.3%
Total capital ratio	16.7	%(8)	13.9%	13.8%	12.9%	11.1%
Assets-to-capital multiple	15.0		16.6	17.0	16.6	18.0

(1)	Prior period amounts have not been restated as they represent the actual amounts in that period for regulatory purposes.
(2)	Balance excludes unrealized gains and losses on available-for-sale securities and cash flow hedges.
(3)	Comprised of net after-tax losses on available-for-sale equity securities, 50/50 deduction of certain investments in associated corporations, non-qualifying intangibles and other items.
(4)	Net of amortization.
(5)	Eligible general allowances in excess of expected losses for advanced internal ratings based exposures and the allocated portion for standardized exposures can be included in capital, subject to certain limitations.
(6)	Net unrealized gains (after-tax) on available-for-sale equity securities.
(7)	Comprised of investments in insurance entities, 50/50 deduction of certain investments in associated corporations and other items.
(8)	Excluding the equity issued in 2012 for the Bank’s acquisition of ING Direct Canada, Tier 1 and Total Capital ratios are 12.9% and 16.0% respectively.

T21 Changes in regulatory capital

	IFRS	CGAAP(1)

For the fiscal years ($ millions)	2012	2011	2010	2009	2008
Total capital, beginning of year	$32,533	$29,599	$28,588	$27,847	$22,981
Internally generated capital
Net income attributable to equity holders of the Bank	6,243	5,175	4,239	3,547	3,140
Preferred and common share dividends	(2,713)	(2,416)	(2,224)	(2,176)	(2,003)
	$3,530	$2,759	$2,015	$1,371	$1,137
External financing
Subordinated debentures(2)	3,250	(67)	(43)	1,606	2,775
Trust subordinated notes	–	–	–	–	–
Preferred shares	–	409	265	850	1,225
Innovative capital instruments	(750)	(500)	–	650	–
Common shares and other reserves	4,873	2,657	829	1,117	263
Purchase of shares – premium on redemption	–	–	–	–	(37)
	$7,373	$2,499	$1,051	$4,223	$4,226
Other
Net after-tax unrealized gains/losses on available-for-sale equity securities	58	(24)	170	201	(493)
Net unrealized foreign exchange translation gains (losses)	168	(654)	(590)	(1,736)	2,368
Non-controlling interests in subsidiaries	339	61	24	52	5
Other(3)	(1,808)	(1,707)	(1,659)	(3,370)	(2,377)
	$(1,243)	$(2,324)	$(2,055)	$(4,853)	$(497)
Total capital generated	$9,660	$2,934	$1,011	$741	$4,866
Total capital, end of year	$42,193	$32,533	$29,599	$28,588	$27,847

(1)	Prior period amounts have not been restated as they represent the actual amounts in that period for regulatory purposes.
(2)	Net of amortization.
(3)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, non-qualifying intangibles, investments in insurance entities and associated corporations, securitization-related amounts, and other charges (credits) to retained earnings. For fiscal 2012, includes impact of adoption of IFRS.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Tier 1 capital

Tier 1 capital rose to $34.4 billion, an increase of $5.9 billion over last year primarily due to:

•	Growth in retained earnings of $3.6 billion;

•	Common share issuances of $3.8 billion to support acquisitions of Banco Colpatria, ING Direct Canada, and the future acquisition of Bank of Guangzhou; and

•	Capital issuance of $1.0 billion through the Dividend Reinvestment Plan and employee option plans.

These were partially offset by:

•	the regulatory phase-in of the retained earnings impact of the transition to IFRS of $1.3 billion
•	the Bank’s redemption of $750 million of capital instruments – trust securities

Over the past five years, the Bank’s level of internal capital generation has been consistently strong. The Bank has generated $10.8 billion of internal capital, notwithstanding an annualized increase in dividends of 4.7% during this period.

Tier 2 capital

Tier 2 capital increased by $3.7 billion to $7.8 billion in 2012, mainly from issuances of subordinated debentures of $3.3 billion primarily to replace redeemed or maturing capital instruments.

Risk-weighted assets

Risk-weighted assets increased by $19 billion over the prior year to $253 billion. This increase was due primarily to the implementation of the new Basel market risk framework, the Bank’s acquisition of Banco Colpatria and volume growth in business, retail loans and off balance sheet commitments.

Regulatory capital ratios

In 2012, both of the Bank’s regulatory capital ratios remained strong as a result of prudent capital management and consistently solid earnings. Tier 1 and Total capital ratios as at year end were 13.6% and 16.7%, or 12.9% and 16.0%, excluding the equity issued in 2012 for the Bank’s acquisition of ING Direct Canada, which closed on November 15, 2012.

These ratios continued to be well in excess of OSFI’s minimum capital ratios of 7% and 10% and were strong by international standards. In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets to capital multiple (ACM) as established by OSFI. The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2012, the Bank’s ACM of 15.0:1 was well below the regulatory maximum thresholds.

T22 Selected capital management activity

For the fiscal years ($ millions)	2012	2011	2010
Dividends
Common	$2,493	$2,200	$2,023
Preferred	220	216	201
Common shares issued(1)(2)	4,803	2,586	804
Preferred shares issued(3)	–	409	265
Subordinated debentures issued(4)	3,250	–	–
Repurchase and redemption of subordinated debentures(4)	(20)	–	(11)
Issuance/(redemption) of trust securities(5)	(750)	(500)	–

(1)	Represents primarily cash received for stock options exercised during the year, common shares issued pursuant to the Dividend and Share Purchase Plan and shares issued for acquisitions.
(2)	For further details, refer to Note 26 of the Consolidated Financial Statements.
(3)	For further details, refer to Note 27 of the Consolidated Financial Statements.
(4)	For further details, refer to Note 22 of the Consolidated Financial Statements.
(5)	For further details, refer to Note 23 of the Consolidated Financial Statements.

Tangible common equity ratio

Tangible common equity (TCE) is generally considered to be an important measure of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. At year end, the Bank’s TCE ratio remained strong at 11.3%, or 10.6%, excluding the equity issued in 2012 for the Bank’s acquisition of ING Direct Canada.

Economic capital

Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of economic capital relies on models that are subject to objective vetting and validation as required by the Bank’s Model Risk Management Policy. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital.

The major risk categories included in economic capital are:

•

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. Measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate or commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations among them, and their levels of volatility. Exposure is measured based on the internal VaR and incremental risk models used in the trading book; the VaR on the Bank’s structural interest rate risk, structural foreign exchange risk, and equity market risk; and embedded options risk.

•

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Measurement is based on the distribution of the Bank’s actual losses, supplemented with external loss data where needed.

•

Other risks includes additional risks for which economic capital is attributed, such as business risk, significant investments, insurance risk and real estate risk. The Bank also includes the full amount of goodwill and intangible assets in the economic capital amount. The Bank uses its economic capital framework to attribute capital to the business lines, refer to non-GAAP measures, page 17. Chart 25 shows the attribution of economic capital by business line which allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Scotiabank Annual Report  2012      37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Share data and other capital instruments

The Bank’s common and preferred share data, as well as other capital instruments, are shown in Table 23. Further details, including exchangeability features, are discussed in Notes 22, 23, 26 and 27 of the Consolidated Financial Statements.

T23 Shares and other instruments

As at October 31, 2012 Share data	Amount ($ millions)	Dividend	Coupon (%)	Number outstanding (000s)
Common shares(1)	$13,139	$0.57	–	1,184,369
Preferred shares
Preferred shares Series 12(2)	$300	$0.328125	5.25%	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	345	0.312500	5.00	13,800
Preferred shares Series 20(2)(3)(5)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(6)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(7)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(8)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(9)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(10)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(11)	409	0.231250	3.70	16,346

Trust securities	Amount ($ millions)	Distribution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust(13)	$–	$–	–	–
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(12)	750	31.41	6.282	750
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(12)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(12)	650	39.01	7.802	650

Trust subordinated notes		Amount ($ millions)	Interest rate (%)	Number outstanding (000s)
Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust(14)		$1,000	5.25%	1,000

Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(15)(16)				23,115

(1)	Dividends on common shares are paid quarterly. As at November 23, 2012, the number of outstanding common shares and options was 1,184,648 thousand and 23,035 thousand, respectively. This includes 10 million common shares issued on January 17, 2012 as consideration for the acquisition of Banco Colpatria, 33 million and 33.35 million common shares issued under public offering on February 9, 2012 and September 7, 2012, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 27 of the Consolidated Financial Statements for further details).
(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(6)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.
(8)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(9)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(12)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 23 of the Consolidated Financial Statements for further details).
(13)	On June 30, 2012, Scotiabank Capital Trust redeemed all of its issued and outstanding Scotiabank Trust Securities – Series 2002-1. An insignificant amount of these securities were converted into Preferred Share Series W and were redeemed by the Bank on July 29, 2012.
(14)	Holders are entitled to receive interest semi-annually until October 31, 2012 (refer to Note 22 of the Consolidated Financial Statements for further details).
(15)	Included are 4,629 thousand stock options with Tandem Stock Appreciation Right (Tandem SAR) features.
(16)	During 2012, certain employees voluntarily renounced 6,739 thousand Tandem SARs while retaining their corresponding option for shares.

38      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Basel III Capital

In December 2010, the Basel Committee on Banking Supervision (BCBS) published changes to the regulatory requirements that affect financial institutions. The reforms include a number of changes to the existing capital rules and the introduction of a global liquidity standard.

These new global standards, referred to as ‘Basel III’, aim to increase the quantity and quality of the capital base to better absorb losses and are intended to increase the resilience of the banking sector at times of stress. The new rules place a greater emphasis on common equity and a more restrictive definition of other qualifying capital instruments. OSFI has since issued guidelines, reporting requirements and disclosure guidance consistent with the Basel III reforms put forth by the BCBS.

The key changes in Basel III are:

•	Increased capital requirements:

–	The predominant form of Tier 1 capital must be common shareholders’ equity;

–	Deductions will be applied at the level of common equity; and

–	Higher minimum capital requirements.

•	Increased the type and amount of deductions;

•	Increased counterparty credit risk capital requirements;

•	Introduction of an internationally harmonized leverage ratio that is an expansion of OSFI’s existing assets-to-capital multiple; and

•	Capital conservation and countercyclical buffers above the regulatory minimum.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 5 years. As of January 2019, the banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total capital ratio will be 10.5%. The minimum leverage ratio (capital as a ratio of adjusted total assets) will be 3%. Overall, the Basel III rules will increase regulatory deductions from common equity and result in higher risk-weighted assets for the Bank.

However, OSFI expects Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions, and achieve a minimum 7% common equity target, by the first quarter of 2013. Based on the Bank’s analysis and assumptions, as at October 31, 2012, its Basel III fully implemented common equity Tier 1 ratio was 8.6%. The ING Direct Canada acquisition which closed on November 15, 2012, will reduce the common equity Tier 1 ratio by approximately 85 basis points.

Furthermore, on January 13, 2011, additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. These requirements are effective on January 1, 2013 for Canadian banks. These rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of any non-eligible instruments. All of the Bank’s current preferred shares, capital instruments and subordinated debentures do not meet these additional criteria and will be subject to phase-out commencing January 2013. Certain innovative Tier 1 capital instruments issued by the Bank contain regulatory event redemption rights. The Bank has no present intention of invoking any regulatory event redemption features in these capital instruments. However, the

Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.

During the year, the BCBS issued the rules on the assessment methodology for global systemically important banks (G-SIBs) and their additional loss absorbency requirements. In their view, additional policy measures for G-SIBs is required due to negative externalities (i.e., adverse side effects) created by systemically important banks which are not fully addressed by current regulatory policies. The assessment methodology for G-SIBs is based on an indicator-based approach and comprises five broad categories: size, interconnectedness, lack of readily available substitutes, global (cross-jurisdictional) activity and complexity. Additional loss absorbency requirements may range from 1% to 3.5% Common Equity Tier 1 depending upon a bank’s systemic importance and will be introduced in parallel with the Basel III capital conservation and countercyclical buffers from 2016 through to 2019. Scotiabank is not designated as a G-SIB.

Since similar externalities can apply at a domestic level, the BCBS extended the G-SIBs framework to domestic systemically important banks (D-SIBs) focusing on the impact that a distress or failure would have on a domestic economy. Given that the D-SIB framework complements the G-SIB framework, the Committee considers that it would be appropriate if banks identified as D-SIBs by their national authorities are required by those authorities to comply with the principles in line with phase-in arrangements for the G-SIB framework, i.e., January 2016. At present, OSFI has not identified which Canadian banks it classifies as D-SIBs nor has it provided amounts or implementation timelines of the higher loss absorbency requirement.

Dividends

The strong earnings and capital position of the Bank allowed the Bank to increase its dividend twice in 2012. The annual dividend payout in 2012 was $2.19, compared to $2.05 in 2011. Dividends have risen at a compound annual rate of 11.6% over the past 10 years.

Credit ratings

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa1 by Moody’s and AA- by each of Standard and Poor’s and Fitch. Both Moody’s and Standard and Poor’s have put the Bank’s credit ratings on review for possible downgrade, along with a number of other Canadian banks. These changes are not unique to the Bank. Rather, they reflect those rating agencies’ views related to macro-economic issues including consumer debt levels, elevated housing prices in Canada and system-wide downside risks to the economic environment.

Outlook

The Bank will continue to strengthen its capital position in 2013. Capital will be prudently managed to support organic growth initiatives, selective acquisitions and evolving regulatory changes, while enhancing shareholder returns. The Bank expects to remain well above the fully implemented Basel III common equity Tier 1 ratio of 7% as required by OSFI.

Off-balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements with entities that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: special purpose entities (SPEs), securitizations and guarantees and other commitments.

Scotiabank Annual Report  2012      39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Special purpose entities (SPEs)

Arrangements with SPEs include SPEs that are used to provide a wide range of services to customers, such as SPEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities. The Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.

All SPEs are subject to a rigorous review and approval process to ensure that all relevant risks are properly identified and addressed. For many of the SPEs that are used to provide services to customers, the Bank does not guarantee the performance of the SPE’s underlying assets, and does not absorb any related losses. For other SPEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a SPE.

Consolidated SPEs

The Bank controls its U.S.-based multi-seller conduit and certain funding and other vehicles and consolidates these SPEs in the Bank’s Consolidated Financial Statements.

As at October 31, 2012, total assets of consolidated SPEs were $31.2 billion, compared to $22.3 billion at the end of 2011. The increase was due primarily to additional assets held by Scotia Covered Bond Trust in support of new issuances of Scotia Covered Bonds, additional assets held by the Bank’s U.S. multi-seller conduit, net of the reduction due to redemption of capital instruments. More details of the Bank’s consolidated SPEs are provided in Note 14(a) to the Consolidated Financial Statements on pages 138 and 139.

Unconsolidated SPEs

There are two primary types of association the Bank has with unconsolidated SPEs:

•	Canadian multi-seller conduits administered by the Bank, and

•	Structured finance entities.

The Bank earned total fees of $20 million and $14 million in 2012 and 2011, respectively, from certain SPEs in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated SPEs, including details of liquidity facilities and maximum loss exposure by SPE category is provided below and in Note 14(b) to the Consolidated Financial Statements on pages 139 and 140.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees,

program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $13 million in 2012, compared to $10 million in 2011. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Under IFRS, exposure to the conduits does not give the Bank the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $3.5 billion as at October 31, 2012 (October 31, 2011 – $2.4 billion). The year-over-year increase was due to growth in client business. As at October 31, 2012, total commercial paper outstanding for the Canadian-based conduits was $2.6 billion (October 31, 2011 – $1.7 billion) and the Bank held less than 0.2% of the total commercial paper issued by these conduits. Table 24 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2012 and 2011, by underlying exposure.

Approximately 9% of the funded assets were externally rated AAA as at October 31, 2012, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at October 31, 2012. Approximately 76% of the funded assets have final maturities falling within three years, and the weighted-average repayment period, based on cash flows, approximates one year. There is no exposure to the U.S. subprime mortgage risk within these two conduits.

T24 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

	2012			2011

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$2,097	$619	$2,716	$1,318	$539	$1,857
Trade receivables	135	120	255	184	142	326
Canadian residential mortgages	406	104	510	174	30	204
Retirement savings plan loans	–	–	–	21	–	21
Total(3)	$2,638	$843	$3,481	$1,697	$711	$2,408

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

40      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Structured finance entities

The Bank has interests in SPEs used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $1,826 million as at October 31, 2012, (October 31, 2011 – $3,023 million). The year-over-year decrease reflects paydowns in line with maturity of the underlying assets.

Securitizations

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities that are sold to Canada Housing Trust (CHT). The sale of such mortgages does not qualify for derecognition with the exception of sale of social housing mortgage pools. The outstanding amount of off-balance sheet securitized social housing pools was $1,755 million as at October 31, 2012, compared to $1,986 million last year. The transferred mortgages sold to CHT continue to be recognized on balance sheet along with the secured borrowings. More details have been provided in Note 12 to the consolidated financial statements on Page 137.

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2012, these amounted to $22.1 billion, compared to $21.2 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year increase reflects a general increase in customer activity;

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met.

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2012, these commitments amounted to $110 billion, compared to $108 billion last year. Approximately half of these commitments are short-term in nature, with remaining terms to maturity of less than one year.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in other income in the Consolidated Statement of Income, were $445 million in 2012, compared to $436 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 38 to the Consolidated Financial Statements on pages 165 to 166.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income:

•	available-for-sale securities, net of related hedges,

•	derivatives designated as cash flow hedges, and

•	net investment hedges.

Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

All changes in the fair value of derivatives are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through other comprehensive income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the Consolidated Financial Statements (see pages 113 and 115).

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in other operating income – trading revenues. Realized gains and losses and writedowns for impairment on available-for-sale debt or equity instruments are recorded in net gain on investment securities within other operating income.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 55 to 71. In addition, Note 39 to the Consolidated Financial Statements on pages 167 to 176 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 or 200 basis point increase or decrease in interest rates on annual income, and the economic value of

Scotiabank Annual Report  2012      41

MANAGEMENT’S DISCUSSION AND ANALYSIS

shareholders’ equity, as described on page 63. For trading activities, the table on page 65 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 14% (2011 – 12%) had a term to maturity greater than five years.

Note 9 to the Consolidated Financial Statements (see pages 128 to 132) provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 6 to the Consolidated Financial Statements (see pages 122 to 126) along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was favourable when compared to their carrying value by $3,618 million as at October 31, 2012, (October 31, 2011 – favourable $2,554 million). This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities. The year-over-year change in the fair value over book value arose mainly from changes in interest rates. Fair value estimates are based on market conditions as at October 31, 2012, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates on pages 72 to 76.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 8 to the Consolidated Financial Statements (see page 127). These designations were made primarily to significantly reduce accounting mismatches.

Selected credit instruments

Mortgage-backed securities

Non-trading portfolio

Total mortgage-backed securities held as available-for-sale securities represent approximately less than 0.1% of the Bank’s total assets as at October 31, 2012, and are shown below in Table 21. Exposure to subprime mortgage risk in the U.S. is nominal.

Trading portfolio

Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at October 31, 2012, and are shown in Table 25.

T25 Mortgage-backed securities

As at October 31 Carrying value ($ millions)	2012				2011
	Non-trading portfolio		Trading portfolio		Non-trading portfolio		Trading portfolio
Canadian NHA mortgage-backed securities(1)	$–		$353		$11		$396
Commercial mortgage-backed securities		3(2)	24	(3)	3	(2)	18	(3)
Other residential mortgage-backed securities	123		228		138		–
Total	$126		$604		$152		$414

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate primarily to non-Canadian properties.
(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.

Montreal Accord Asset-Backed Commercial Paper (ABCP)

As a result of the Montreal Accord ABCP restructuring in the first quarter of 2009, the Bank received longer-dated securities which were classified as available-for-sale. Approximately 45% of the new notes were A-rated Class A-1 notes and 36% were BBB (low)-rated A-2 notes. The Bank’s carrying value of $167 million represents approximately 74% of par value. During the fourth quarter the Bank sold substantially all of the notes to third parties and recorded a pretax gain of $13 million. The remaining notes outstanding were insignificant.

As part of the restructuring, the Bank participated in a margin funding facility, which was recorded as an unfunded loan commitment. The Bank’s portion of the facility is $197 million, it is currently undrawn.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.

Cash-based CDOs and CLOs are classified as loans and are carried at amortized cost. These are assessed for impairment like all other loans. Synthetic CDOs and CLOs continue to be classified as available-for-sale securities, with all changes in fair value attributed to the embedded credit derivative reflected in net income.

As at October 31, 2012, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $821 million (October 31, 2011 – $867 million). The fair value was $717 million (October 31, 2011 – $637 million). None of these cash-based CDOs and CLOs are classified as impaired. Substantially all of the referenced assets of the Bank’s CDOs and CLOs are corporate exposures, without any U.S. mortgage-backed securities.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $23 million as at October 31, 2012, (October 31, 2011 – $99 million).

42      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

During the year, the Bank recorded a pre-tax gain of $24 million in net income for changes in fair value of synthetic CDOs and CLOs (2011 – pre-tax gain of $5 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the tightening of credit spreads in the prior year and the maturity of certain CDOs in 2012.

Trading portfolio

The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Total CDOs purchased and sold in the trading portfolio are shown in Table 26 below.

T26 Collateralized debt obligations (CDOs)

	2012		2011

As at October 31 Outstanding ($ millions)	Notional Amount	Positive/ (negative) fair value	Notional Amount	Positive/ (negative) fair value
CDOs – sold protection	$2,793	$(156)	$2,941	$(627)
CDOs – purchased protection	$2,374	$202	$1,916	$462

The change in the notional amounts of the CDO sold protection is due mainly to trades that were unwound with counterparties during the year. The change in the notional amounts of CDO purchased protection is due mainly to restructuring of transactions arising from consolidation of a special purpose entity. The change in fair value of CDOs was due to tightening in credit spreads that occurred in the second half of the year. Based on positions held at October 31, 2012, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease of approximately $1.7 million in net income.

Over 61% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

Exposure to monoline insurers

The Bank has insignificant direct and indirect exposure to monoline insurers. The Bank has exposures of $0.2 billion (October 31, 2011 – $0.5 billion) in the form of monoline guarantees, which provide enhancement to either the issuers of securities or facilities which hold such securities. These exposures were primarily composed of $0.1 billion (October 31, 2011 – $0.4 billion) of guarantees by two monolines on a portion of the diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit, a consolidated SPE. As at October 31, 2012, the two monoline insurers were rated non-investment grade by external rating agencies.

Other

As at October 31, 2012, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, and investments in structured investment vehicles.

Scotiabank Annual Report  2012      43

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS LINE OVERVIEW

CANADIAN BANKING

Canadian Banking had record net income in 2012, earning $1,938 million, an increase of $268 million or 16% over last year. This was driven by solid asset and deposit growth in all businesses, initiative-driven growth in card revenues, higher deposit fees and higher Commercial Banking fee income. Partly offsetting was continued margin pressure due to the low interest rate environment. There was a significant improvement in the provisions for credit losses, and operating expenses were well controlled.

INTERNATIONAL BANKING

International Banking reported higher earnings in 2012, with net income of $1,734 million, an increase of $267 million or 18% from last year. Solid revenue growth of 21% was driven by acquisitions and substantial organic loan and good deposit growth in the Latin American and Asia regions. Provisions for credit losses rose by $104 million due to asset growth including the impact of acquisitions. Expenses were up 21% due mainly to acquisitions, with the remaining growth relating to inflationary increases and growth initiatives.

GLOBAL WEALTH MANAGEMENT

Global Wealth Management reported net income of $1,170 million, reflecting a decrease of $85 million or 7% compared to the previous year which included a $260 million acquisition related gain from the purchase of DundeeWealth. Excluding the impact of this prior year gain, earnings increased $175 million or 18% driven by strong organic growth and acquisitions. Insurance and Wealth Management both experienced higher revenues during the year, the latter due to solid growth in AUA / AUM.

GLOBAL BANKING AND MARKETS

Global Banking & Markets reported earnings of $1,492 million in 2012. This was up $234 million or 19% above last year primarily as a result of strong performances in the fixed income, equities, commodities and precious metals businesses. Provisions for credit losses were lower by $3 million in 2012, and operating expense growth was well controlled at 3%.

C26 Canadian Banking net income $ millions	C27 International Banking net income $ millions	C28 Global Wealth Management net income $ millions	C29 Global Banking and Markets net income $ millions

Business Segment Reporting Changes

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

In 2012, the Bank implemented changes in its methodology for certain business line allocations. These allocations did not have an impact on the Bank’s consolidated results. The changes were in the following key areas:

•

Funds transfer pricing – A funds transfer pricing methodology is used to allocate interest income and expense by product to each business line and the Other segment. The methodology was changed from applying short-term rates for transfer pricing of assets and liabilities, to applying rates that match the contractual and behavioural maturities of the assets and liabilities in each business line (matched maturity transfer pricing). This change in the methodology mostly impacted the results of Canadian Banking, Global Wealth Management, and the Other segment. International Banking and Global Banking and Markets were less impacted.

•

Revenue and cost sharing arrangements between Canadian and International Banking and Global Wealth Management –  The methodologies for revenue and cost sharing were modified between Global Wealth Management and the two business lines that facilitate the sale and distribution of wealth products. The methodologies were enhanced to ensure that the other business lines are appropriately incented and compensated for their cross-sell activities.

•

Tax normalization – To ensure the reasonability of the effective tax rate for the business lines, the net income from associated corporations, is now adjusted to normalize for taxes. The offset is in the Other segment. There is no impact on the overall Bank’s result.

•

Global Transaction Banking (GTB) allocations – GTB business that is serviced in Canadian Banking branches but is attributed to and included in Global Banking and Markets was previously reported as a single line item in net interest income. It is now included on a line-by-line basis, with no overall impact on net income. In addition, certain GTB product revenues have now been attributed to Global Banking and Markets.

44      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

The prior year’s amounts have been restated to reflect the revised methodologies. The key changes from applying the new methodology are reflected below:

For the year ended October 31, 2011 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net income (revised)	$1,670	$1,467	$1,255	$1,258	$(320)	$5,330
Net income (previously reported)	1,836	1,485	1,226	1,232	(449)	5,330
Change	$(166)	$(18)	$29	$26	$129	$–
Comprised
Matched maturity	(194)	(25)	73	17	129	–
Revenue/Cost sharing	37	7	(44)	–	–	–
Global Transaction Banking	(9)	–	–	9	–	–
	$(166)	$(18)	$29	$26	$129	$–

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:

• Net income • Return on economic equity	• Productivity ratio • Loan loss ratio	• Employee engagement

T27 2012 financial performance

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$4,756	$4,468	$502	$792	$(515)	$10,003
Net fee and commission revenues	1,477	1,299	2,469	1,246	(217)	6,274
Net income / (loss) from investments in associated corporations	4	384	210	1	(157)	442
Other operating income(2)	50	347	392	1,543	650	2,982
Total revenue(2)	6,287	6,498	3,573	3,582	(239)	19,701
Provision for credit losses	506	613	3	30	100	1,252
Operating expenses	3,152	3,687	2,067	1,519	(22)	10,403
Provision for income taxes(2)	691	464	333	541	(449)	1,580
Net income	$1,938	$1,734	$1,170	$1,492	$132	$6,466
Net income attributable to non-controlling interest
Non-controlling interests in subsidiaries	2	169	25	2	–	198
Capital instrument equity holders	–	–	–	–	25	25
Net income attributable to equity holders of the bank	$1,936	$1,565	$1,145	$1,490	$107	$6,243
Return on economic equity(3) (%)	39.1%	12.3%	14.5%	27.9%	N/A	19.7%
Total average assets ($ billions)	$225	$109	$14	$219	$93	$660
Total average liabilities ($ billions)	$150	$70	$16	$165	$222	$623

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes, changes in the collective allowance on performing loans, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(2)	Taxable equivalent basis. See non-GAAP measures on page 17.
(3)	Non-GAAP measure. Return on equity for the business segments is based on economic equity attributed. See non-GAAP measures on page 17.

Scotiabank Annual Report  2012      45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Banking

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to retail, small business and commercial customers in Canada.

2012 Achievements

•  Continued to build on the Bank’s strengths in Canada with the announced acquisition of ING Bank of Canada (ING DIRECT), while further diversifying its business and significantly improving its personal deposit market share

•  Became the only major Canadian bank able to offer customers the benefits of an American Express-branded card, providing Canadians with a new suite of market-leading loyalty credit cards designed for travel enthusiasts

•  Added Scotiabank InfoAlerts enrollment through Mobile Banking, advising customers on account and card activity via email or text

•  Evolved the highly successful You’re richer than you think brand to strike a deeper, more emotional chord with consumers

•  Launched an exclusive partnership with 7-Eleven Canada and Cardtronics Canada, Ltd., offering Scotiabank customers fee-free access to over 470 additional ABMs at 7-Eleven stores across central and western Canada

•  Partnered with SecureKey to provide a new service that allows Canadians to access online services for the Government of Canada by using their bank authentication credentials

•  Worked with the other Canadian financial institutions to develop a Canadian Near Field Communications (NFC) Mobile Payments Reference Model that establishes guidelines to create an open, efficient, and secure environment for consumers and merchants for credit/debit payments using smartphones

• Expanded Mobile Banking functionality to a near-online banking experience

Recognized for excellence:

•  Recognized as 2012 Global Bank of the Year by The Banker magazine, a Financial Times publication. In addition, Scotiabank was named 2012 Bank of the Year in Canada.

•  The SCENE rewards program became the first Canadian loyalty program to win a pair of COLLOQUY Loyalty Awards, which recognizes the most innovative, customer-oriented enterprise loyalty initiatives in the industry worldwide.

•  Named Canada’s Best Consumer Internet Bank, 2012 by Global Finance magazine, with additional wins in three sub-categories (North America): 1) Best Online Credit and Deposit Bank, 2) Best Integrated Consumer Bank, and 3) Best Security Initiatives.

• Global Finance also recognized Scotiabank as Best Corporate Internet Bank, 2012 in two sub-categories (North America): Best Online Cash Management, and Best Trade Finance Services.

• Scotiabank has again been recognized as a Platinum level Employer of Choice for our Customer Contact Centres in Calgary, Cornwall, Toronto and Halifax.

T28 Canadian Banking financial performance

($ millions)	2012	2011
Net interest income(1)	$4,756	$4,553
Net fee and commission revenues	1,477	1,418
Net income / (loss) from investments in associated corporations	4	7
Other operating income	50	13
Total revenue(1)	6,287	5,991
Provision for credit losses	506	592
Operating expenses	3,152	3,084
Income taxes	691	645
Net income	$1,938	$1,670
Net income attributable to non-controlling interest	$2	$3
Net income attributable to equity holders of the bank	$1,936	$1,667

Key ratios
Return on economic equity	39.1%	35.7%
Productivity	50.1%	51.5%
Net interest margin(2)	2.16%	2.21%
Provision for credit losses as a percentage of loans and acceptances	0.23%	0.28%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	223,904	209,359
Total assets	224,916	210,549
Deposits	146,689	140,130
Total liabilities	150,434	143,217
Economic equity	4,918	4,626

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

Canadian Banking provides a full suite of financial advice and solutions, supported by an excellent customer experience, to over 7.5 million personal and business customers across Canada, via 1,037 branches, 3,488 automated banking machines, as well as internet, mobile and telephone banking, specialized sales teams, and third party channels.

Canadian Banking is comprised of two main businesses:

Retail and Small Business Banking provides financial advice and solutions to individuals and small businesses, such as day-to-day banking products, including debit cards, deposit accounts, credit cards, investments, mortgages, loans, and related creditor insurance products.

Commercial Banking delivers advisory services and a full solutions suite to medium and large businesses, including a broad array of lending, deposit and cash management solutions.

Strategy

Through refining its customer value proposition Canadian Banking will significantly improve its competitive position by achieving superior growth across payments and deposits businesses, while sustaining the growth of its other core businesses. Canadian Banking will continue to support Global Wealth Management partners by distributing Global Transaction Banking, Insurance and Wealth Management products.

2013 Priorities

• Ensure that ING DIRECT Canada continues to operate as a separate and distinct entity, with a keen focus on managing customer retention and growth.

• Continue to invest in deposits and payments businesses

• Continue to partner with Global Wealth Management to ensure we are meeting our clients’ wealth management needs

•  Sustain investment in the following enablers:

-  Continue refining customer value proposition by delivering practical advice and tailored solutions, supported by an excellent customer experience

-  Optimizing distribution channels to ensure a fully integrated customer experience across all channels

-  Achieving operational efficiencies through organizational streamlining, process re-engineering, and product/service rationalization

-  Building a strong leadership team for the future

-  Strengthening management information system infrastructure to better support and manage capital, pricing, risk and customer profitability

46      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

Canadian Banking’s net income was $1,938 million in 2012, $268 million or 16% higher than last year. Return on economic equity was 39.1% versus 35.7% last year. Retail, small business, and commercial banking all generated strong performances.

Assets and liabilities

Average assets rose $14 billion or 7% year over year. This included strong growth in residential mortgages of $10 billion or 7% and consumer auto loans of $2 billion or 16%. Average deposits grew $7 billion or 5%. Personal deposits grew $3 billion or 3%, including $2 billion or 7% in savings deposits and $1 billion or 7% in retail chequing. There was also very strong deposit growth in Small Business and Commercial Banking, led by business operating account growth of $3 billion or 14%. This growth was the result of focused initiatives working in collaboration with Global Transaction Banking.

Revenues

Total revenues were $6,287 million, up $296 million or 5% from last year.

Net interest income increased 4% to $4,756 million. The impact of solid volume growth was partly offset by a decline of 5 basis points in the interest profit margin to 2.16%. The margin decrease was due mainly to general competitive pressure on deposit spreads in a continuing low interest rate environment.

Net fee and commission revenues were $1,477 million in 2012, up $59 million or 4%, mainly from higher transaction-driven card revenues and deposit fees. This was mainly from significant net account growth in chequing and credit cards. There were also higher revenues in Small Business Banking and Commercial Banking as a result of programs focused on advisory and referral services, and targeted customer segments.

Other operating income was $50 million in 2012, up $37 million from last year. Excluding the gain on the sale of a non-strategic leasing business, other income was down $7 million.

Retail & Small Business Banking

Total retail and small business banking revenues were $4,681 million, up $115 million or 3% from last year. Net interest income grew by $73 million or 2% due mainly to solid growth in mortgages and deposits. Other income rose $42 million or 4% mainly from solid growth in card revenues of $20 million or 10% and transaction-based deposit fees of $16 million or 3%.

Commercial Banking

Total commercial banking revenues increased $181 million or 13% to $1,606 million in 2012. Net interest income rose by $130 million or 12% due mainly to growth in loans and business operating accounts. Year over year, other income was up $52 million or 15% due mainly to the sale of the leasing business.

Operating expenses

Operating expenses were well managed, up $68 million or 2% in 2012, with positive operating leverage of 2.8%. Operational efficiency savings were reinvested to support business growth and initiatives, and to enhance customer experience. This included launching the new Scotiabank AMEX suite of credit cards, promoting integrated Commercial Banking offerings, and expanding our ABM network and Mobile Banking platform.

Provision for credit losses

The provision for credit losses in Canadian Banking was $506 million, a decrease of $86 million from last year, with lower retail and commercial provisions.

Provision for income taxes

The effective tax rate was lower this year, due primarily to the reduction in the statutory tax rate in Canada.

Outlook

The outlook for Canadian Banking is anticipated to be reasonably strong in most businesses with a slightly lower growth rate in mortgage lending. Deposit growth will continue to be challenged by intense competition in a low rate environment. The acquisition of ING Bank of Canada will expand Canadian Banking’s deposit and customer base and is expected to contribute strongly to its net income growth. Provisions for credit losses are expected to increase in line with asset growth, although the loan loss ratio will likely remain relatively stable in 2013. Managing expenses will be a key priority. Overall, Canadian Banking will continue to execute on its strategic priorities to further enhance the customer experience supported by optimized distribution channels and efficient operations.

C30 Total revenue

C31 Total revenue by sub-segment

$ millions

C32 Average loans and acceptances

$ billions

Scotiabank Annual Report  2012      47

MANAGEMENT’S DISCUSSION AND ANALYSIS

International Banking

International Banking provides a full range of financial products, solutions and advice to retail and commercial customers in select regions outside of Canada.

2012 Achievements

•  Completed the acquisition of the Bank’s 51% investment in Colombia’s Banco Colpatria, positioning the Bank as the 6th largest financial group in the country

•  Completed the integration of R-G Premier Bank in Puerto Rico, increasing our market share to approximately 9%

•   Announced, subject to regulatory approval, the acquisition of Credito Familiar, a well-known brand in the Consumer and Micro Finance segment in Mexico

•   Cited by Bill Clinton in Time Magazine for outstanding progress in mobile technology and banking. The Bank’s mobile wallet partnership with Digicel and YellowPepper in Haiti has helped make banking easy, affordable and accessible to all Haitians

•  Re-engineered the Commercial Lending end-to-end credit process and coverage model, enhancing customer experience and driving higher growth across key markets in Latin America and Caribbean and Central America

•  Established and implemented new service standards across our branch network in the Caribbean and Latin America, contributing to double digit increase in sales productivity and improved customer satisfaction

Recognized for excellence:

•  Recognized as The Global Bank of the Year 2012 by The Banker magazine, a Financial Times publication. In addition, Scotiabank was also recognized as:

–   2012 Bank of the Year in the Americas (regional category)

–   2012 Bank of the Year in Antigua, Barbados, Belize, Turks and Caicos and British Virgin Islands

•   Named Number One Foreign Exchange Provider in Canada, Jamaica and Peru by Global Finance magazine

•   Awarded Best Bank in Costa Rica from Global Finance magazine, for the sixth consecutive year

•   Chosen Best International Trade Bank in Peru by Trade Finance magazine, for the third straight year

•   Named the 2012 Best Consumer Internet Bank by Global Finance magazine in 19 Caribbean countries

•   Global Finance magazine also recognized Scotiabank as the 2012 Best Corporate/Institutional Internet Bank in 15 Caribbean countries

•   Scotiabank Jamaica awarded the Gold Medal and ranked #1 for the best mid-sized contact centre in the Americas by Contact Centre World

T29 International Banking financial performance

($ millions)	2012	2011
Net interest income(1)	$4,468	$3,579
Net fee and commission revenues	1,299	1,076
Net income/(loss) from investments in associated corporations	384	378
Other operating income(1)	347	356
Total revenue(1)	6,498	5,389
Provision for credit losses	613	509
Operating expenses	3,687	3,038
Income taxes(1)	464	375
Net income	$1,734	$1,467
Net income attributable to non-controlling interest	$169	$59
Net income attributable to equity holders of the bank	$1,565	$1,408

Key ratios
Return on economic equity	12.3%	13.2%
Productivity(1)	56.7%	56.4%
Net interest margin(2)	4.14%	3.89%
Provision for credit losses as a percentage of loans and acceptances	0.75%	0.75%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	108,048	92,194
Total assets	109,135	93,185
Deposits	54,305	45,182
Total liabilities	69,884	59,466
Economic equity	12,429	10,374

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

International Banking encompasses Scotiabank’s retail and commercial banking operations in more than 55 countries outside Canada – an international presence unmatched by other Canadian banks. This business line has operations in Latin America, the Caribbean and Central America, and Asia, with more than 69,000 employees (including subsidiaries and affiliates). A full range of personal and commercial financial services is provided to over 13.5 million customers through a network of over 2,800 branches and offices, 6,833 ABMs, mobile, internet and telephone banking, in-store banking kiosks, and specialized sales forces.

Strategy

The International Banking growth plan is built around four key Divisional Strategies:

•	Continue to build a customer-focused, well-diversified Personal and Commercial banking footprint in attractive, higher growth markets in the Americas and Asia

•	Deliver strong financial results through an appropriate balance of organic growth and selective acquisitions, while managing risk prudently and operating efficiently

•	Continue to invest in leadership and other people strategies to provide the right talent to meet our customers’ needs and drive our business results

•	Ensure effective partnerships within Scotiabank to maximize opportunities from all business segments, including Personal and Commercial, Wealth, Insurance and Wholesale

2013 Priorities

Commercial Banking

•	Focus on the Mid-Market segment by enhancing our relationship coverage model

•	Continue to leverage our corporate and industry capabilities by collaborating with our internal partners

•	Improve customer service and efficiency in our distribution networks

Retail Banking

•	Strengthen our distribution channels through expansion of our non-branch channels and improve branch productivity

•	Optimize our risk and customer relationship management technology

•	Grow the Small Business and Mid-Market Affluent segments by re-engineering credit adjudication, products and account management to improve speed to market and cross sell

•	Focus on auto and mortgage lending and establish relationships that enable cross-sell to higher margin products

•	Build payments business by growing card products, expanding acceptance network and developing mobile financial services

48      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

International Banking’s net income was $1,734 million, up $267 million or 18% from last year. Results benefitted from the favourable contribution from recent acquisitions and strong underlying revenue growth, offset in part by higher loan losses and expenses. Return on economic equity was 12.3% compared to 13.2% last year.

Assets and liabilities

Average assets increased $16 billion or 17% driven by recent acquisitions in Colombia, Uruguay and Brazil, and strong diversified organic loan growth. Retail loan growth, excluding acquisitions, was 8%, with growth in mortgages, lines of credit, credit cards in Latin America and the Caribbean. Commercial loan growth, excluding acquisitions, was 13% across all regions, and was particularly strong in Chile, Peru and Asia.

Deposit growth was strong. Low cost deposit growth was 24%, or 8% excluding acquisitions, with increases in Latin America and the Caribbean and Central America.

Revenues

Total revenues were $6,498 million in 2012, up $1,109 million or 21%. Net interest income rose $889 million, driven by recent acquisitions and broad-based organic loan growth. The net interest margin was 4.14%, up from 3.89% in 2011 largely due to acquisitions.

Net fee and commission revenues increased 21% to $1,299 million largely due to recent acquisitions, and higher banking fees and foreign exchange revenues in Latin America, Caribbean and Central America.

Net income from investments in associated corporations increased 2% to $384 million.

Other operating income at $347 million was 3% or $9 million lower than last year due to the prior year’s $79 million in negative goodwill on acquisitions, offset by higher trading revenues, securities gains and the impact of recent acquisitions.

Latin America

Total revenues were $3,905 million, up $905 million or 30% from last year, with strong contributions from acquisitions and solid growth in retail and commercial loan volumes, partly offset by last year’s negative goodwill related to acquisitions. Net interest income was up $685 million, or 34% largely driven by acquisitions. Excluding acquisitions, retail loan growth was up 11% primarily in Peru and Chile, and was accompanied by widespread commercial loan growth of 17%. Non-interest revenue rose by $220 million or 22% primarily reflecting higher contributions from acquisitions. Higher trading revenues and securities gains were offset by last year’s negative goodwill related to acquisitions.

Caribbean and Central America

Total revenues were $1,907 million, up $86 million or 5%. Net interest income was up $76 million or 6% with good retail and commercial loan growth. Non-interest revenue rose by $10 million, or 2%, due partially to higher banking fees.

Asia

Total revenues were $686 million, an increase of $118 million or 4% over last year, largely due to higher net interest income. Net interest income rose by $130 million or 64% due mainly to strong commercial loan growth of 15% and higher margins. Non-interest revenue of $354 million was down $12 million due to a lower contribution from investments in associated corporations, and a negative impact of changes in fair value of financial instruments used for asset/liability management.

Operating expenses

Operating expenses were $3,687 million, up 21% or $649 million from last year. Two thirds of the increase was attributable to new acquisitions, with the remainder being driven by inflationary increases and growth related expense in Latin America and Asia. Excluding negative goodwill in 2011, operating leverage was a positive 1%.

Provision for credit losses

The provision for credit losses was $613 million in 2012, an increase of $104 million from last year. The higher provisions were primarily attributable to higher retail provisions in Latin America, in line with asset growth, and recent acquisitions in Colombia and Uruguay. A net benefit of $20 million is included in the current year’s provision for credit losses due to the net amortization of the credit mark on acquired loans in Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio.

Provision for income taxes

The effective tax rate was 21.1% versus 20.4% last year, due mainly to the acquisition of Banco Colpatria. Both years benefitted from adjustments to deferred tax assets.

Outlook

The outlook for International Banking continues to benefit from its diversified global footprint and the relatively attractive economic and demographic profiles of the regions in which it operates. These conditions result in good opportunities to generate attractive growth in customers, loans, deposits and profitability – particularly in relation to many other regions in the world. International Banking is focused primarily on driving organic growth within its existing footprint, focusing on customer satisfaction and managing expenses carefully. In addition, it continues to consider selective and disciplined acquisitions that would grow its operations in existing markets or enter new markets that fit with its strategy. Overall, International Banking is well-positioned to continue to deliver attractive growth.

C33 Total revenue

C34 Total revenue by region

$ millions

C35 Average loans and acceptances

$ billions

C36 Average earning assets by region

$ billions

Scotiabank Annual Report  2012      49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Wealth Management

Offers wealth management and insurance services to retail and commercial customers in Canada and internationally.

2012 Achievements

•  Agreement to acquire 51% of Colfondos AFP, Colombia’s 4th largest pension fund company

•   Substantially completed the integration of DundeeWealth

•  As of September 30, 2012, ScotiaFunds and Dynamic Funds rank #2 among banks and industry in fiscal aggregate net sales

•  Completed Online Brokerage consolidation and re-launch of new iTRADE brand and trading platform

•   Launched new ScotiaLife Travel Insurance Program in Canada

•  Launched new insurance products in Dominican Republic, Jamaica, Trinidad, Cayman and Chile

•  Recognized for excellence:

–   Dynamic Funds won Analysts’ Choice Fund Company of the Year at the Canadian Investment Awards

–   Dynamic Funds won eleven Lipper Awards, Canadian industry awards recognizing excellence, the most awards for the third year in a row

–   Scotiatrust ranked #1 in estate assets by Investor Economics

–   New Scotia iTRADE website earned #1 ranking in Canadian online discount brokerage services from Surviscor Q3-2012 Online Discount Brokerage scorCard

–   ScotiaLife Financial ranked #1 in penetration of credit cards in the Canadian Credit Card Balance Insurance Survey

Global Transaction Banking (GTB) is a virtual business offering comprehensive business solutions – cash management, payment services, electronic banking, business deposits, and trade services – on a global basis to the small business, commercial and corporate customers of the Bank. It also provides correspondent banking products and services to other financial institutions globally. The results of this unit are included in Canadian Banking, International Banking and Global Banking and Markets.

2012 Achievements

•  Recognized for excellence:

–   Scotiabank won Global Finance’s Best Corporate Internet Bank in North America 2012 for both Best Online Cash Management and Best Trade Finance platforms for GTB. It also named Scotiabank Best Trade Finance Bank in Canada for 2012

–   For the third consecutive year, Trade Finance magazine named Scotiabank Best International Trade Bank in Peru

T30 Global Wealth Management financial performance

($ millions)	2012	2011
Net interest income(1)	$502	$444
Net fee and commission revenues	2,469	2,205
Net income/(loss) from investments in associated corporations	210	212
Other operating income(1)	392	576
Total revenue(1)	3,573	3,437
Provision for credit losses	3	2
Operating expenses	2,067	1,900
Income taxes(1)	333	280
Net income	$1,170	$1,255
Net income attributable to non-controlling interest	$25	$29
Net income attributable to equity holders of the bank	$1,145	$1,226

Key ratios
Return on economic equity	14.5%	17.6%
Productivity(1)	57.9%	55.3%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	9,638	9,328
Total assets	13,539	12,324
Deposits	15,227	11,826
Total liabilities	15,923	12,755
Economic equity	7,756	6,843

Other ($ billions)
Assets under administration	283	262
Assets under management	115	103

(1)	Taxable equivalent basis.

Business Profile

Scotiabank’s Global Wealth Management (GWM) division combines the Bank’s wealth management and insurance operations in Canada and internationally. GWM is diversified across multiple geographies, product lines and strong businesses.

Wealth Management is an integrated business comprised of two segments: Global Asset Management and Global Wealth Distribution.

Global Asset Management represents the investment manufacturing business and is focused on developing innovative investment solutions for both retail and institutional investors.

Global Wealth Distribution contains the global client-facing wealth businesses including private client, online and full service brokerage and the independent advisor channel. Its focus is on providing advice and solutions for clients in Canada and internationally.

Insurance has four main business lines in Canada: creditor, life and health, home and auto and travel. Internationally, a full range of insurance products (creditor, non-creditor, life and health, and property) are sold to bank customers through a number of different Scotiabank channels.

Strategy

GWM is focused on driving strong organic growth. This will be achieved by delivering investment solutions and advice and an excellent customer experience by leveraging its employees, international reach, global platform and expertise. GWM will continue to improve its competitive position by building on existing strengths as well as exploring new strategic opportunities.

2013 Priorities

•	Leverage strengths in asset management and our global distribution network to expand reach of products and services and global advice offering

•	Focus on high net worth client segment in Canada and globally

•	Leverage iTRADE’s platform and expertise to increase client acquisition and explore global expansion opportunities

•	Increase market penetration of insurance in Canada and internationally

•	Continue building on strong partnerships with Canadian Banking, International Banking and Global Banking and Markets to drive additional cross-sell and referrals

50      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

Global Wealth Management reported net income of $1,170 million this year, a decrease of $85 million or 7% compared to last year. This was due to last year’s one-time acquisition-related gain of $260 million on the Bank’s initial investment in DundeeWealth. Excluding this gain, net income increased $175 million or 18% driven by strong insurance and mutual fund sales, and higher assets under management and assets under administration notwithstanding challenging financial markets. Return on economic equity was 14.5% compared to 17.6% last year, and was lower due to the one-time acquisition-related gain last year.

Assets and liabilities

Assets under management (AUM) of $115 billion, increased $12 billion or 12% from last year, due in part to strong mutual fund sales. Assets under administration (AUA) of $283 billion, increased $21 billion or 8%, with increases across all wealth management businesses. AUM and AUA from the investment in CI Financial are not included in these figures.

Revenues

Total revenues for the year were $3,573 million, an increase of $136 million or 4% over last year. Excluding the acquisition-related gain, total revenue was up $396 million or 12% mainly driven by the full year impact of DundeeWealth, higher global insurance, asset management and international wealth revenues.

Net interest income of $502 million grew by $58 million or 13% year over year, as growth in average assets and deposits were partly offset by modest margin compression.

Net fee and commission revenues of $2,469 million grew by $264 million or 12% due to the full year impact of DundeeWealth, growth in fee-based revenues from higher levels of AUM and AUA and growth in insurance commissions from stronger sales globally. Partially offsetting were lower online brokerage revenues. Net income from investments in associated corporations declined by $2 million or 1%, as higher earnings from CI Financial in 2012 were more than offset by the additional quarter of DundeeWealth equity accounted earnings in 2011.

Other Operating income of $392 million, declined $184 million or 32% due to last year’s one-time acquisition-related gain on the Bank’s initial investment in DundeeWealth. Excluding this gain, Other Operating income grew by $76 million or 24% due to higher global insurance revenues.

Wealth Management

Total revenue of $2,997 million, increased $52 million or 2% compared to last year. Excluding the acquisition-related gain, revenues grew by $312 million or 12% due to the full year impact of DundeeWealth, and good performance from global asset management driven by strong mutual fund sales. In addition, revenues also increased in international wealth and Canadian private client businesses partly offset by a decline in online brokerage revenues.

Insurance

Total revenue of $576 million, increased $84 million or 17% over last year, mainly reflecting higher sales globally. Insurance revenues represent approximately 16% of Global Wealth Management compared to 14% in 2011.

Operating expenses

Operating expenses for the year were $2,067 million, an increase of $167 million, or 9% from last year, due mainly to the full year impact of DundeeWealth. Excluding this impact, operating expenses decreased modestly as higher compensation related expenses due to increased staffing levels, and growth in volume driven expenses, were more than offset by discretionary expense management and lower performance-based compensation. Excluding the acquisition-related gain, operating leverage was 3.7%.

Provision for income taxes

The higher effective tax rate in 2012 was due mainly to the CI Financial deferred tax charge in 2012, as well as the business mix in Global Wealth Management. The lower effective tax rate in 2011 mainly reflected the one-time acquisition-related gain.

Outlook

The outlook for Global Wealth Management remains positive but subject to market volatility. In Global Asset Management, we expect strong growth in sales in both Canada and internationally. In Global Wealth Distribution, growth will be driven by the acquisition of Colfondos AFP in Colombia and new clients, as well as deeper penetration of the Bank’s customer base. The outlook for insurance is positive, driven by steady progress in cross-selling, the launch of new products and leveraging the Bank’s extensive distribution network. We will continue to invest in the business while keeping expense management a key focus.

C37 Total revenue

C38 Wealth management asset growth

$ billions, as at October 31

*	2011 amounts have been restated to reflect intercompany relationships (as per Q1’12 MD&A)

C39 Wealth management net mutual fund sales

$ millions

*	2011 includes Dynamic Fund net sales from Feb-Oct 2011

Scotiabank Annual Report  2012      51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Banking and Markets

Global Banking and Markets, formerly Scotia Capital, offers an extensive number of corporate and investment banking and capital markets products to corporate, government and institutional investor clients in Canada and select regions abroad.

2012 Achievements

•  Ranked #1 in Canadian High Yield Corporate Debt Underwriting from January 1, 2010 to October 31, 2012 and #1 in Maple Bond Underwriting from November 1, 2010 to October 31, 2012 (Bloomberg)

•  Acquired Howard Weil Incorporated, a leading U.S.-based energy investment boutique, recognized as one of the top boutiques and regional firms in the energy industry. Howard Weil provides equity research, institutional sales and trading, as well as investment banking services

•   Scotiabank was recognized by Global Finance magazine as:

–   “Best Bank in Infrastructure Globally” for the 4th consecutive year

–   “Best Foreign Exchange Bank in Canada” for the 8th year in a row, as well as “Best Foreign Exchange Provider” for the 5th consecutive year in Peru and the 4th consecutive year in Jamaica

•   Scotiabank’s precious and base metals franchise, ScotiaMocatta, was named “Best Bullion Bank in India” for the 4th year in a row by The Bombay Bullion Association

•   Enhanced its wide range of products and services offering by adding agricultural commodities to its product suite; remains a committed lender to the agriculture sector and now offers multiple hedging and financing solutions to clients in this industry.

Notable transactions during the year included:

•   Exclusive Financial Advisor to Pembina Pipeline Corporation on its acquisition of Provident Energy Ltd., a transaction valued at approximately $3.8 billion. The combined entity will be the third largest energy transportation and service provider in Canada with an enterprise value of approximately $10 billion. Also acted as Sole Lead Arranger, Sole Bookrunner and Administrative Agent on a $1.5 billion Revolving Credit Facility for Pembina Pipeline Corporation, pursuant to its acquisition of Provident Energy Ltd.

•  Exclusive Financial Advisor to Pengrowth Energy Corporation on its acquisition of NAL Energy Corporation, a transaction valued at approximately $1.9 billion.

•  Lead Arranger and Hedging Provider in the landmark infrastructure financing of the €3.2 billion acquisition of Open Grid Europe – Vier Gas Transport – Germany's main gas transmission network. The company was acquired by a consortium consisting of Macquarie's European Infrastructure Fund (MEIF4) together with British Columbia Investment Management Corporation, Infinity Investments S.A., and MEAG.

•   Mandated Lead Arranger on a 5-year US$547 million financing for Mexican Company Grupo R’s La Muralla IV drilling rig project in the Gulf of Mexico. Also acted as Hedge Provider for this project with a 5-year Interest Rate Swap.

T31 Global Banking and Markets financial performance

($ millions)	2012	2011
Net interest income(1)	$792	$768
Net fee and commission revenues	1,246	1,198
Net income/(loss) from investments in associated corporations	1	–
Other operating income(1)	1,543	1,174
Total revenue(1)	3,582	3,140
Provision for credit losses	30	33
Operating expenses	1,519	1,482
Income taxes(1)	541	367
Net income	$1,492	$1,258
Net income attributable to non-controlling interest	$2	$–
Net income attributable to equity holders of the bank	$1,490	$1,258

Key ratios
Return on economic equity	27.9%	21.8%
Productivity(1)	42.4%	47.2%
Net interest margin(2) (3)	2.53%	2.81%
Provision for credit losses as a percentage of loans and acceptances(2)	0.09%	0.11%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	88,236	82,489
Loans and acceptances	45,672	38,977
Earning assets	185,393	163,319
Total assets	219,045	191,578
Deposits	46,478	46,965
Total liabilities	164,740	146,543
Economic equity	5,358	5,772

(1)	Taxable equivalent basis.
(2)	Global Corporate and Investment Banking only.
(3)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Business Profile

Global Banking and Markets (GBM) is the wholesale banking and capital markets arm of the Bank. It offers an extensive number of products to corporate, government and institutional investor clients. GBM is a full-service lender and investment dealer in Canada and Mexico and offers a wide range of products in the U.S., Central and South America, and in select markets in Europe and the Asia-Pacific region. GBM provides corporate lending, equity and debt underwriting, and mergers and acquisitions advisory services, as well as capital markets products and services, such as fixed income, derivatives, prime brokerage, securitization, foreign exchange, equity sales, trading and research, energy and agricultural commodities, and, through ScotiaMocatta, precious and base metals.

Strategy

Global Banking and Markets’ strategy remains focused on achieving sustainable revenue and net income growth and earning strong returns on capital while prudently managing risk. This is achieved through a broad diversification of products and services, and through building deep customer relationships. Global Banking and Markets’ strategic vision is to achieve superior growth by being a leading financial partner for clients and a recognized global leader in key sectors. To accomplish this, the business line leverages its people, international reach, market intelligence and technical expertise.

2013 Priorities

•

Growing sustainable revenue and net income in core sectors: Energy, Mining, Infrastructure, Financial Services, and in focus businesses including Corporate Banking, Investment Banking, Fixed Income, Equity, Energy and Agricultural Commodities, Precious and Base Metals, and Foreign Exchange

•

Growing the client base and cross-sell capital markets products and services to lending relationships, through the Bank’s Global Wholesale Banking initiative, with continued expansion focused in Latin America and Asia-Pacific

•	Enhancing systems infrastructure and operational efficiencies
•	Prudently managing risks and expenses with global oversight and governance
•	Building leadership capability and fostering a culture of collaboration

52      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

Financial Performance

Global Banking and Markets reported very strong net income of $1,492 million in 2012, an increase of $234 million or 19% from last year. This year’s result was one of the best on record, and was positively impacted by strong customer demand and an improvement in market conditions over the latter part of last year. Solid revenue growth across the business platform substantially outpaced the modest growth in expenses. Return on economic equity was 27.9% compared to 21.8% last year.

Assets and liabilities

Average assets increased by $27 billion or 14% to $219 billion this year, comprised mainly of earning assets which grew by $22 billion or 14% to $185 billion this year. There were increases of $11 billion in securities purchased under resale agreements and $6 billion in securities, mainly driven by the continued growth of the fixed income business. Corporate loans and acceptances also grew by $4 billion, primarily investment grade loans in the U.S. and Europe. Derivative instrument assets also increased by $5 billion year over year with a corresponding increase in derivative instrument liabilities.

Revenues

Total revenues during 2012 were $3,582 million compared to $3,140 million last year, an increase of 14% as the business continues to benefit from a diversified products and services platform. As well, there was a significant improvement in market conditions compared to the challenging market environment faced during 2011. The increase was driven across the fixed income, equities, commodities and precious metals businesses. Both equities and precious metals experienced record revenues during 2012. Also contributing was very strong growth in the Europe corporate lending business and continued solid results in the U.S. and Canadian lending businesses. This was partly offset by a modest decline in investment banking due mainly to continued softness in M&A activity.

Net interest income increased by 3% to $792 million, due primarily to a year-over-year increase in corporate loan volumes, partly offset by somewhat lower spreads in the U.S. and a loss on the early redemption of a note liability issued by the Bank’s U.S. multi-seller conduit. Net fee and commission revenue of $1,246 million rose by 4%, due mainly to underwriting fees in the fixed income business. Non-interest revenue rose 31% to $1,543 million due mostly to higher capital markets revenues in the fixed income, equities, commodities and precious metals businesses, as well as higher gains on investment securities in U.S. Corporate lending.

Operating expenses

Operating expenses increased by 3% to $1,519 million in 2012, primarily from performance-based compensation. Technology and other support costs also increased to assist ongoing business expansion as well as increased regulatory requirements, offset by lower salary costs. Positive operating leverage of 11% was achieved as the increase in revenues was significantly higher than the growth in operating expenses.

Provision for credit losses

The specific provision for credit losses for Global Banking and Markets was $30 million in 2012, down slightly from $33 million in 2011. The provisions this year were primarily in the U.S. and Canada.

Provision for income taxes

The higher effective tax rate reflects a higher level of tax-exempt income last year and recoveries in 2011, offset somewhat by a decrease in the statutory tax rate in Canada.

Outlook

Global Banking and Markets will continue to focus on growing revenue in core product areas, focus sectors and the global wholesale banking platform. Market headwinds are expected to persist in the short term due to global economic uncertainty and this may negatively affect activity in the capital markets businesses. However, any impact should be mitigated by GBM’s diversified platform, returns from investments made over the last several years in core product areas, and by a renewed focus on cross-sell revenue in key regions. Global Banking and Markets continues to actively manage risk exposures and to optimize capital usage. The corporate loan portfolio is expected to grow moderately with loan spreads remaining stable despite competitive pressures. Credit quality of the loan portfolio remains strong and loan loss provisions are expected to remain modest. Global Banking and Markets will continue to keep expense management a key priority to maintain positive operating leverage.

C40 Total revenue

C41 Global corporate and investment banking revenue

$ millions

C42 Global capital markets revenue by business line

$ millions

C43 Composition of average earning assets

$ billions

C44 Trading day losses

Scotiabank Annual Report  2012      53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line. Due to the nature of activities and consolidated adjustments reported in the Other segment, the Bank believes that a comparative period variance analysis is not relevant.

Financial performance

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $288 million in 2012, compared to $287 million in 2011.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

In addition to the TEB gross-up and tax normalization adjustment noted above, the following identifies the other material items affecting the reported results in each year.

2012

The net income of $132 million included the after-tax gain of $708 million on sale of real estate assets and an increase in the collective allowance for credit losses on performing loans of $74 million. Adjusting for these items, the Other segment had a net loss of $502 million reflecting the impact of asset / liability management activities and a redemption cost of $17 million on a capital instrument liability which was fully offset in non-controlling interests. As well, there was a $39 million offset to revenues reported in the other operating segments related to the underwriting of the Bank’s common share issuance during the year. The latter had no impact on the Bank’s consolidated results. Partly offsetting were net gains of $43 million on investment securities.

2011

The net loss of $320 million reflected the impact of asset / liability management activities, offset in part by net gains of $131 million on investment securities, foreign currency related gains of $64 million arising from the conversion to IFRS which have since been hedged, and a $43 million reduction in the collective allowance for credit losses on performing loans.

T32 Other financial performance

($ millions)	2012	2011
Net interest income(1)	$(515)	$(330)
Net fee and commission revenues	(217)	(170)
Net income/(loss) from investments in associated corporations	(157)	(164)
Other operating income(1)	650	17
Total revenue(1)	(239)	(647)
Provision for (recovery of) credit losses	100	(60)
Operating expenses	(22)	(23)
Income taxes(1)	(449)	(244)
Net income	$132	$(320)

(1)	Includes the net residual in matched maturity transfer pricing and the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes in the business segments.

54      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

RISK MANAGEMENT

Effective risk management is fundamental to the success of the Bank, and is recognized as one of the Bank’s five strategic priorities. Scotiabank has a strong, disciplined risk management culture where risk management is a responsibility shared by all of the Bank’s employees. A key aspect of this culture is diversification across business lines, geographies, products, and industries.

Risk management framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. The Bank’s enterprise-wide risk management framework provides the foundation for achieving these goals.

This framework is subject to constant evaluation to ensure that it meets the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of three key elements:

•	Risk Governance,

•	Risk Appetite, and

•	Risk Management Techniques.

Risk governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced senior management team and a centralized risk management group that is independent of the business lines. Decision-making is highly centralized through a number of senior and executive risk management committees.

The Board of Directors

The Board of Directors, either directly or through its committees ensures that decision-making is aligned with the Bank’s strategies and risk appetite. The Board receives regular updates on the key risks of the Bank – including a semi-annual comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals, which is also presented quarterly to the Executive and Risk Committee of the Board – and approves key risk policies, limits, strategies, and risk appetite. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.

Management

Executive management, and in particular the Chief Executive Officer (CEO) and the Chief Risk Officer (CRO), are responsible for risk management under the oversight of the Board. The CRO, who oversees the Global Risk Management (GRM) division of the Bank, reports to the CEO but also has direct access to the Executive and Risk Committee of the Board. The CEO, CRO, and other senior executives chair the Bank’s senior and executive risk management committees. Committee structures and key accountabilities are outlined on page 56.

Global Risk Management (GRM)

GRM is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. It provides oversight of credit, market, liquidity, structural foreign exchange, structural interest rate, models and operational risks.

Scotiabank Annual Report  2012      55

MANAGEMENT’S DISCUSSION AND ANALYSIS

SCOTIABANK’S RISK GOVERNANCE STRUCTURE

Executive Committees:

Risk Policy Committee:  reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market, Operational and Reputational Risk committees.

Liability Committee:  provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, trading and investment portfolio decisions, and capital management.

Strategic Transaction Executive Committee:  provides advice, counsel and decisions on effective allocation and prioritization of resources with respect to the Bank’s portfolio of businesses, and strategic investments including mergers and acquisitions, and divestitures.

Systems Planning and Policy Committee:  reviews and approves significant business initiatives involving system and computing investments in excess of designated executive approval limits.

Human Investment Committee:  reviews and approves all major new and changing Bank-wide Human Resources objectives, strategies, policies and programs including all compensation matters. As well it reviews and approves all senior management appointments and the staffing of key positions.

Senior Management Committees:

Senior Credit Committees:  adjudicate credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate counterparties, and Canadian and international retail, small business, and wealth management.

Market Risk Management and Policy Committee:  oversees and establishes standards for market, liquidity and insurance risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Operational Risk Committee:  promotes an enterprise-wide operational risk framework to ensure operational risks are understood, communicated, and appropriate actions are taken to mitigate related losses.

Stress Testing Committee:  sets overall direction and makes key decisions relating to stress testing activities across the Bank, and guides the design, execution, and results assessment of the Enterprise-wide Stress Testing program.

Reputational Risk Committee:  upon referral from business lines or risk committees, reviews business activities, initiatives, products, services, transactions or processes and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.

The Model Review Committee:  oversees model submissions, vetting, approval, and ongoing review processes primarily for market and treasury risk models.

The Insurance Risk Committee:  provides risk management direction and oversight on the risk taking activities of the Bank’s enterprise-wide insurance operations.

56      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Risk Management Culture

Effective risk management requires a strong, robust, and pervasive risk management culture.

The Business Lines are responsible for the development and execution of business plans that are aligned with the Bank’s risk management framework, and are accountable for the risks they incur. Understanding and managing these risks is a fundamental element of each business plan. Business units work in partnership with Global Risk Management to ensure that risks arising from their business are thoroughly evaluated and appropriately addressed.

Risk education programs, and documented policies and procedures are jointly available to staff in the Business Lines and Global Risk Management.

Decision-making on risk issues is highly centralized. The membership of senior and executive management committees responsible for the review, approval and monitoring of transactions and the related risk exposures, includes Business Line Heads and senior risk officers from Global Risk Management. The flow of information and transactions to these committees keeps senior and executive management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite framework.

Risk appetite

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s risk appetite framework governs risk taking activities on an enterprise-wide basis.

Risk management principles

Provide the qualitative foundation of the risk appetite framework. These principles include:

•	Promotion of a robust risk culture,
•	Accountability for risk by the business lines,
•	Independent oversight exercised by Global Risk Management (GRM),
•	Avoidance of excessive risk concentrations, and
•	Ensuring risks are clearly understood, measurable, and manageable.

Strategic principles

Provide qualitative benchmarks to guide the Bank in its pursuit of the Governing Financial Objectives, and to gauge broad alignment between new initiatives and the Bank’s risk appetite. Strategic principles include:

•	Placing emphasis on the diversity, quality and stability of earnings,

•	Focusing on core businesses by leveraging competitive advantages, and

•	Making disciplined and selective strategic investments.

Governing financial objectives

Focus on long-term shareholder value. These objectives include sustainable earnings growth, maintenance of adequate capital in relation to the Bank’s risk profile, and availability of financial resources to meet financial obligations on a timely basis at reasonable prices.

Risk appetite measures

Provide objective metrics that gauge risk and articulate the Bank’s risk appetite. They provide a link between actual risk taking activities and the risk management principles, strategic principles and governing financial objectives described above. These measures include capital and earnings ratios, market and liquidity risk limits, and credit and operational risk targets.

Risk management techniques

Effective risk management includes techniques that are guided by the Bank’s Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Strategies, Policies and Limits

Strategies

Provide quantitative and qualitative guidance. This guidance is, in turn, used to set limits and guidelines on the types of risk taking activities the Bank is prepared to assume in pursuit of its strategic and financial objectives.

Policies

Apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, audit, business lines, and senior executive management. Industry best practices and regulatory requirements are also factored into the policies. Policies are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate.

•	Key risk policies are approved by the Board of Directors, either directly or through the Board’s Executive and Risk Committee or Audit and Conduct Review Committee (the Board).

•	Management level risk policies associated with processes such as model development and stress testing are approved by executive management and/or key risk committees.

Limits

Control risk-taking activities within the tolerances established by the Board and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Scotiabank Annual Report  2012      57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Guidelines, Processes and Standards

Guidelines

Are the directives provided to implement policies as set out above. Generally, they describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. Guidelines ensure the Bank has the appropriate knowledge of clients, products, and markets, and that it fully understands the risks associated with the business it underwrites. Guidelines may change from time to time, due to market or other circumstances. Risk taking outside of guidelines usually requires approval of the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.

Processes

Are the activities associated with identifying, evaluating, documenting, reporting and controlling risk.

Standards

Define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation. Processes and standards are developed on an enterprise-wide basis, and documented in a series of policies, manuals and handbooks under the purview of GRM. Key processes cover the review and approval of new products, model validation and stress testing.

Measurement, Monitoring, and Reporting

Measurement

GRM is responsible for developing and maintaining an appropriate suite of risk management techniques to support the operations of the various business lines, and for supporting the measurement of economic capital on an enterprise-wide basis. The risk sections explain the application of these techniques.

Risk measurement techniques include the use of models and stress testing. The Bank uses models for a range of purposes including estimating the value of transactions, risk exposures, credit risk ratings and parameters, and economic and regulatory capital. The use of quantitative risk methodologies and models is balanced by a strong governance framework and includes the application of sound and experienced judgement. The development, independent review, and approval of models are subject to formalized policies where applicable, including the oversight of senior management committees such as the Model Review Committee for market risk (including counterparty credit risk) and liquidity risk models.

Regular Monitoring

Ensures that business activities are within approved limits or guidelines, and are aligned with the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, policy committees, and/or the Board depending on the limit or guideline.

Risk Reports

Aggregate measures of risk across products and businesses, and are used to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the Bank’s portfolios. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios.

Control and audit functions are also established that are independent of the organizations whose activities they review, and whose role includes ensuring that all of the components of the risk management framework are effective and being implemented on a day to day basis.

Stress testing

Programs at both enterprise-wide level and risk level allow the Bank to estimate the potential impact on income and capital as a result of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision-making processes for capital, funding, market risk limits, and credit risk strategy. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes. The development, approval and on-going review of the Bank’s stress testing programs are subject to formalized policy, and are under the oversight of the Stress Testing Committee, which reports to the Liability Committee.

Basel II

The Basel II regulatory capital framework governs minimum regulatory capital requirements to cover three broad categories of risk – credit risk, market risk and operational risk. This framework is organized under three broad categories or pillars:

•	Pillar 1 stipulates the methodologies and parameters that must be applied to calculate minimum capital requirements.

•

Pillar 2 introduces the requirement for formal internal assessment of capital adequacy in relation to strategies, risk appetite, and actual risk profile. Regulators are required to review this internal capital adequacy assessment process (ICAAP – for further discussion, refer to the Capital Management section on page 34).

•	Pillar 3 enhances public disclosure (both quantitative and qualitative) of specific details of risks being assumed, and how capital and risk are being managed under the Basel II framework.

The following sections on Credit Risk, Market Risk, and Operational Risk include descriptions of the Pillar 1 methodologies and risk parameters, as well as some of the enhanced disclosure requirements associated with Pillar 3.

Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and credit risk management strategies are important elements used to create this culture.

The Board of Directors, either directly or through the Executive and Risk Committee (the Board), reviews and approves the Bank’s credit risk strategy and credit risk policy on an annual basis:

•	The objectives of the credit risk strategy are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The credit risk policy articulates the credit risk management framework, including:

–	key credit risk management principles;
–	delegation of authority;

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–	the credit risk management program;
–	counterparty credit risk management for trading and investment activities;
–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and
–	single name/aggregation exposures, beyond which exposures must be reported to the Board.

Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:

•	Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

•	The review and validation processes represent an effective challenge to the design and development process.

Non-retail credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk

Management, they are also independent from the units involved in risk rating approval and credit adjudication.

Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the collective allowance for credit losses, and return on economic capital.

Corporate and commercial

Corporate and commercial credit exposure arises in Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets business lines.

Adjudication

Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;

•	The borrower’s current and projected financial results and credit statistics;

•	The industry in which the borrower operates;

•	Economic trends; and

•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals. Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

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Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.

Traded Products

Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Most traded products transactions benefit from credit mitigation techniques, such as netting and collateralization, which are taken into consideration in the calculation of counterparty credit risk exposure. A master netting agreement allows for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. Collateral agreements with a counterparty allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold.

Investment grade counterparties account for approximately 87% of the credit risk amount arising from the Bank’s derivative transactions. Approximately 50% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2012. No individual exposure to an investment grade counterparty exceeded $150 million and no individual exposure to a corporate counterparty exceeded $250 million.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) codes – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower IG codes and external agency ratings is shown in Table 33.

T33 Internal rating scale(1) and mapping to external rating agencies

Internal Grade	Description	Equivalent Rating
		Moody’s	S&P	DBRS
99 - 98	Investment	Aaa to Aa1	AAA to AA+	AAA to AA (high)
95 - 90	grade	Aa2 to A3	AA to A-	AA to A (low)
87 - 83		Baa1 to Baa3	BBB+ to BBB-	BBB (high) to BBB (low)
80 - 75	Non-investment	Ba1 to Ba3	BB+ to BB-	BB (high) to BB (low)
73 - 70	grade	B1 to B3	B+ to B-	B (high) to B (low)
65 - 30	Watch list	Caa1 to Ca	CCC+ to CC
27 - 21	Default

(1)	Applies to non-retail portfolio.

IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.

Credit risk and capital

The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel II to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned IG code, will default within a one-year time horizon. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements.

•	Exposure at default (EAD) measures the expected exposure on a facility in the event of a borrower’s default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. Further analytical adjustments, as required under the Basel II Framework and OSFI’s requirements set out in their Domestic Implementation Notes, are applied to estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

•	Downturn estimation for LGD and EAD, which requires that these estimates appropriately reflect conditions observed during periods of economic stress; and

•	The addition of an adequate level of conservatism, which should reflect the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 34.

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T34 Credit risk assessment of exposures

Non-retail AIRB portfolio(1)

As at Oct. 31, 2012	Exposure at default(3) ($ millions)	Exposure Weighted Average PD (%)(4)	Exposure Weighted Average LGD (%)(5)	Exposure Weighted Average RW (%)(6)
Investment grade(2)	278,667	0.10	23	16
Non-investment grade	57,299	0.88	40	66
Watch list	2,661	22.16	39	192
Default(7)	1,997	100.00	42	221
Total	340,624	0.99	26	27
Total as at Oct. 31, 2011	293,817	1.21	29	32

(1)	Excludes securitization exposures.
(2)	Includes government guaranteed residential mortgages.
(3)	After credit risk mitigation.
(4)	PD – Probability of Default.
(5)	LGD – downturn Loss Given Default including a certain conservative factor as per Basel accord.
(6)	RW – Risk Weight.
(7)	Gross defaulted exposures, before any related allowances. Defaulted exposures under Basel II definition may be higher than those under accounting definition.

Retail

Retail credit exposure arises in the Canadian Banking, International and Wealth Management business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. The adjudication system calculates the maximum debt for which a customer qualifies, allowing customers to choose the products that satisfy all of their credit needs. International Banking uses a similar approach to risk modeling, adjudication and portfolio management.

Credit scoring and policy changes are proposed by risk departments in the business lines with governance, oversight and key approvals made by Global Risk Management. Risk models and parameters are also subject to Global Risk Management’s validation and ongoing review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

The overall risk ratings system under AIRB approach is subject to regular review with ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.

The Bank’s Canadian consumer risk rating systems used in borrower/transaction risk management are important inputs to Basel II AIRB models. The International portfolios are subject to the Standardized approach at this time.

Credit Risk and Capital – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures: consists of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures: consists of all unsecured credit cards and lines of credit;

•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios the following models and parameters are estimated:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.

•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.

•	Exposure at Default (EAD) is a portion of exposures that will default.

The scale of retail loan probability of default is shown in Table 35.

Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating regulatory requirements pertaining to:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.

•	LGD is adjusted to appropriately reflect economic downturn conditions.

•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.

•	Sources of uncertainty are reviewed regularly to ensure all parameter estimates reflect appropriate levels of conservatism.

The credit quality distribution of the Bank’s AIRB retail portfolio at October 2012 is shown in Table 36.

The Bank also uses AIRB models to calculate economic capital.

International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending;

•	Qualifying revolving retail exposures consisting of all credit cards and lines of credit;

•	Other retail consisting of term loans.

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T35 Retail loan probability of default scale

Category of PD Grades	PD Range
Very low	0.0000% – 0.2099%
Low	0.2100% – 0.4599%
Medium	0.4600% – 3.1999%
High	3.2000% – 17.2899%
Very high	17.2900% – 99.9999%
Default	100%

T36 Credit risk assessment of exposures – Retail AIRB portfolio

As at October 31, 2012	Exposure at default (EAD)(1) ($ millions)	Exposure Weighted Average PD (%)(2)(5)	Exposure Weighted Average LGD (%)(3)(5)	Exposure Weighted Average RW (%)(4)(5)
Very low	80,531	0.10	26	4
Low	16,577	0.31	49	19
Medium	33,870	1.24	39	34
High	7,547	6.29	49	92
Very high	1,458	36.47	37	123
Default(6)	503	100.00	70	–
Total	140,486	1.47	34	19
Total as at October 31, 2011	144,118	1.31	31	16

(1)	After credit risk mitigation.
(2)	PD – Probability of Default.
(3)	LGD – Loss Given Default.
(4)	RW – Risk Weight.
(5)	Exposure at default used as basis for estimated weightings.
(6)	Gross defaulted exposures, before any related allowances.

Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. A description of each market risk category is provided below:

Interest rate risk

The risk of loss due to changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.

Credit spread risk

The risk of loss due to changes in the market price of credit, or the creditworthiness of issuers.

Foreign currency risk

The risk of loss due to changes in spot and forward prices, and the volatility of currency exchange rates.

Equity risk

The risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.

Commodity risk

The risk of loss due to changes in spot and forward prices and the volatility of precious and base metals, and energy products.

FUNDING Interest rate risk Foreign currency risk	INVESTMENTS Interest rate risk Credit spread risk Foreign currency risk Equities risk	TRADING Interest rate risk Credit spread risk Foreign currency risk Equities risk Commodities risk

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.

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Risk Measurement Summary

Value at risk (VaR)

VaR is a method of measuring market risk based upon a common confidence interval and time horizon. It is a statistical estimate of expected potential loss that is derived by translating the riskiness of any financial instrument into a common standard. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on
300 days of market data. For debt specific risk VaR, the Bank uses a Monte Carlo simulation. Changes in VaR between reporting
periods are generally due to changes in levels of exposure,
volatilities and/or correlations among asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Back testing is also an important and necessary part of the VaR process, by validating the quality and accuracy of the
Bank’s VaR model. The Board reviews VaR results quarterly.

Stress testing

VaR measures potential losses in normally active markets. An inherent limitation of VaR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the current
VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.

Sensitivity analysis and simulation modeling

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’
equity related to non-trading portfolios. It is applied globally to each of the major currencies within the Bank’s operations.
Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors.
Simulation modeling under various scenarios is particularly
important for managing risk in the deposit, lending and
investment products the Bank offers to its retail customers.

Gap analysis

Gap analysis is used to assess the interest rate sensitivity of the
Bank’s Canadian and international operations. Under gap
analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates.

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The LCO meets weekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest Rate Risk

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities and between the maturity and re-pricing mismatch (gap) of its assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The ALM strategy is executed by Group Treasury with the objective of enhancing net interest income within established risk tolerances. Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.

Table 38 shows the after-tax impact of a 100 and 200 basis point shift on annual income and economic value of shareholder’s equity, which also includes the rate shift impact from trading positions. Based on the Bank’s interest rate positions at year-end 2012, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities, would decrease net income after-tax by approximately $23 million over the next 12-months. During fiscal 2012, this measure ranged between a decrease of $23 million and an increase of $160 million. This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $561 million. During fiscal 2012, this measure ranged between $240 million and $561 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. There were no limit breaches in the reporting period.

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C45 Interest rate gap

$ billions, one-year interest rate gap

T37 Interest rate gap

Interest rate sensitivity position(1) As at October 31, 2012 ($ billions)	Within 3 months	3 to 12 months	Over 1 year	Non- interest rate sensitive	Total
Canadian dollars
Assets	$206.8	$22.9	$108.4	$9.2	$347.3
Liabilities	191.5	49.6	95.6	10.6	347.3
Gap	15.3	(26.7)	12.8	(1.4)	–

Foreign currencies
Assets	$243.0	$19.4	$30.7	$27.6	$320.7
Liabilities	247.0	12.9	15.6	45.2	320.7
Gap	(4.0)	6.5	15.1	(17.6)	–

Total
Gap	$11.3	$(20.2)	$27.9	$(19.0)	$–
As at October 31, 2011:
Gap	$28.3	$(8.0)	$1.9	$(22.2)	$–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.

T38 Structural interest sensitivity

	2012		2011

As at October 31 ($ millions)	Economic Value of Shareholders’ Equity	Annual Income	Economic Value of Shareholders’ Equity	Annual Income
After-Tax Impact of
100bp increase in rates	(561)	(23)	(144)	178
100bp decrease in rates	394	15	86	(185)
After-Tax Impact of
200bp increase in rates	(1,186)	(44)	(300)	368
200bp decrease in rates	586	42	124	(366)

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.
The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The LCO also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2012, a one per cent increase in the Canadian dollar against all currencies in which the Bank operates, decreases the Bank’s before-tax annual earnings by approximately $37 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $185 million as at October 31, 2012, net of hedging.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading activities

Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to theoretical and actual profit and loss results. A VaR at the 99% confidence interval is an indication of the probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon. During fiscal 2012 there were no theoretical profit/loss exceptions and no actual profit/loss exceptions.

In fiscal 2012, the total one-day VaR for trading activities averaged $18.7 million, compared to $15.4 million in 2011. The increase was primarily due to higher debt specific risk.

The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time frame identified as a stressful period given the risk profile of the trading portfolio. In fiscal 2012, the total one-day Stressed VaR for trading activities averaged $37.1 million.

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In addition, new Basel market risk capital requirements effective in Q1, 2012 include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture the following:

Default risk. This is the potential for direct losses due to an obligor’s default as well as the potential for indirect losses that may arise from a default event; and

Credit migration risk. This is the potential for direct losses due to an internal or external rating downgrade or upgrade as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo simulation tool is used for the obligors underlying the Credit Default Swap (CDS) and bond portfolios to perform default and migration simulations which are then applied to revalue the instruments. Both IRC and CRM are calculated at the 99.9th percentile with a one year horizon. The CRM in correlation trading also incorporates a market simulation model to capture historical price movements.

As at October 31, the market risk capital requirements for IRC and CRM were $118 million and $164 million respectively. The CRM surcharge was $169 million.

Chart 46 shows the distribution of daily trading revenue for fiscal 2012. Trading revenue averaged $6.1 million per day, compared to $4.3 million for 2011. Revenue was positive on more than 97% of trading days during the year, higher than 2011. During the year, the largest single day trading loss was $4.3 million which occurred on November 28, 2011, and was lower than the total VaR of $19.9 million on the same day.

T39 Total one-day VaR by risk factor

	2012				2011(2)

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Interest rate	12.9	11.6	18.6	6.4	8.3	10.3	20.9	6.2
Equities	1.7	2.6	5.3	1.1	1.7	4.8	10.9	1.1
Foreign exchange	0.8	1.1	2.5	0.4	1.3	1.2	2.4	0.4
Commodities	3.3	2.8	4.2	1.5	2.6	2.2	4.5	1.2
Debt specific(1)	13.7	14.5	17.6	11.9	12.5	10.2	16.4	6.9
Diversification	(14.0)	(13.9)	N/A	N/A	(11.3)	(13.3)	N/A	N/A
All-Bank VaR	18.4	18.7	24.2	15.2	15.1	15.4	22.1	11.2
All-Bank Stressed VaR	38.8	37.1	43.6	32.5	34.1	28.8	37.2	18.2

(1)	Debt specific risk was not disclosed previously.
(2)	Prior period amounts were restated to conform to current methodology.

Calculation of market risk capital for trading

The assessment of market risk capital for trading activities can be aggregated using general market risk VaR, specific risk VaR, IRC, and CRM.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. The attributes and parameters of the VaR model is described in the Risk Measurement Summary on page 63. The Office of the Superintendent of Financial Institutions (OSFI) has approved the Bank’s internal VaR, IRC and CRM models for the determination of market risk capital.

For some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

For regulatory capital purposes, other measures of market risk are calculated effective November 1, 2011. Below are the market risk requirements as at October 31, 2012.

($ millions)
All Bank VaR	$195
All Bank Stressed VaR	421
Incremental Risk Charge	118
Comprehensive Risk Measure	164
CRM Surcharge	169
Standardized Approach	38
Total market risk capital	$1,106	(1)
(1)	Equates to $13.8 billion of risk-weighted assets.

C46 Trading revenue distribution

Year ended October 31, 2012

C47 Daily trading revenue vs. VaR

$ millions, November 1, 2011 to October 31, 2012

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Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above in the Trading activities section. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured Transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential in order to maintain the confidence of depositors and counterparties, manage the cost of funds, and to enable the core businesses to continue to generate revenue, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short- term horizons (cash gaps) and a minimum level of core liquidity.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the LCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank to understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to company specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

T40 Liquidity

	IFRS

As at October 31 ($ millions)	2012	2011	2010(1)
Canadian dollar liquid assets
Cash and deposits with central banks	$671	$514	$488
Deposits with other banks	2,412	2,341	3,255
Securities(2)	98,720	78,578	79,403
	$101,803	$81,433	$83,146
Foreign currency liquid assets
Cash and deposits with central banks	37,055	29,433	23,049
Deposits with other banks	14,666	12,934	13,439
Precious metals	12,387	9,249	6,497
Securities	40,599	25,062	20,678
Call and short loans	1,127	1,708	1,498
	$105,834	$78,386	$65,161
Total liquid assets
Cash and deposits with central banks	37,726	29,947	23,537
Deposits with other banks	17,078	15,275	16,694
Precious metals	12,387	9,249	6,497
Securities(2)	139,319	103,640	100,081
Call and short loans	1,127	1,708	1,498
	$207,637	$159,819	$148,307
Liquid assets as a % of total assets	31.1%	26.9%	27.3%
(1)	As at November 1, 2010.
(2)	Includes MBS Available for Sale of $41,040 in 2012, $21,466 in 2011 and $17,809 at November 1, 2010 that are reported as residential mortgage loans.

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Liquidity Profile

The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2012, liquid assets were $208 billion or 31% of total assets, compared to $160 billion or 27% of total assets as at October 31, 2011. The mix of these liquid assets between securities and other liquid assets, which include cash, deposits with banks and precious metals was 67% and 33%, respectively (October 31, 2011 – 65% and 35%, respectively). The increase in liquid assets was mainly attributable to growth in the securities portfolio and deposits with banks. Included in liquid assets are mortgage backed securities which for accounting purposes are classified as residential mortgages.

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be used as collateral under repurchase agreements. In addition, pursuant to the adoption of International Financial Reporting Standards, mortgage backed securities sold to Canada Housing Trust under the Canada Mortgage Bond program are reported on the balance sheet as pledged assets. As at October 31, 2012, total assets pledged, including securities sold under repurchase agreements, were $155 billion, compared to $124 billion as at October 31, 2011. Pledged assets include assets that have been received from counterparties through normal course business in securities financing and derivative transactions. The year-over-year increase was largely due to an increase in pledging activity to support the Bank’s secured borrowing and lending activities, including repurchase agreements, and to support the Bank’s covered bond program. Note 38(c) to the Consolidated Financial Statements, on page 167, provides details about the asset pledging activity, including year-over-year changes. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet its obligations in the event of a downgrade of its ratings by one or more of the rating agencies.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, as well as wholesale funding (including securitization of assets).

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $191 billion as at October 31, 2012, versus $174 billion last year. The increase was attributable to an increase of $12 billion in capital and growth of $5 billion in personal deposits. In addition, a portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term liabilities (original maturity over 1 year) of $90 billion (2011 – $78 billion). Longer term liabilities include senior unsecured deposit notes, residential mortgage securitizations and covered bonds.

Diversification is a key part of the Bank’s overall funding and liquidity management strategy. The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access global financial markets, and raises funding across a variety of terms, currencies and investor classes including corporations, institutional money managers, pension funds and central banks.

In Canada, the Bank raises both short- and longer-term wholesale funding through the issuance of senior unsecured deposit notes. Additional term funding in Canada is generated through Canadian residential mortgage securitizations and the issuance of non-common capital including subordinated debentures. In the U.S., short-term funding is raised through the issuance of certificates of deposits and commercial paper programs. The Bank’s US$16 billion Medium Term Notes Program is used to raise longer-term funding in the U.S. Internationally, the Bank generates short term funding through certificate of deposits in various currencies as well as an Australian commercial paper program. Term funding is raised internationally across a variety of currencies by a US$20 billion European Medium Term Note Program as well as a US$20 billion Global Covered Bond Program (issuance to date has been in USD and AUD).

In normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments.

Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

Contractual Obligations

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank.

Table 41 provides aggregated information about the Bank’s contractual obligations related to all financial and other liabilities as at October 31, 2012, which affect the Bank’s liquidity and capital resource needs. The table provides details on undiscounted contractual cash flows to maturity. Depending on the nature of these obligations, they may be recorded on- or off-balance sheet.

The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $321 million in 2012 (2011 – $276 million). The increase of $45 million relates primarily to the sale of Scotia Plaza and lease-back of the Bank’s space in the complex, along with the full-year impact from DundeeWealth acquisition in 2011 and growth in Canadian and International service delivery platforms.

Two major outsourcing contracts have been entered into by the Bank. The largest is a contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to also include the computer operations for the Caribbean, Central America, and Mexico. The contract for Canadian operations was renewed in 2007 and is now extended until 2013, co-terminus with Mexico, the Caribbean and Central America contracts.

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The second is a three-year contract, with two optional five-year renewals, entered into in 2003, with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The final 5-year option has been exercised. These outsourcing contracts are cancellable with notice.

T41 Contractual obligations

As at October 31 ($ millions)	Under 1 year	1-3 years	4-5 years	Over 5 years	No Specific Maturity*	Total
Deposits	209,547	68,985	29,928	5,439	149,710	463,609
Acceptances	8,932					8,932
Obligations related to securities sold short	18,622					18,622
Derivative financial instruments					35,299	35,299
Obligations related to securities sold under repurchased agreements	56,029	920				56,949
Subordinated debentures	1,250			8,893		10,143
Capital instrument liabilities	708			650		1,358
Other liabilities	3,585	1,231	2,023	2,547	22,367	31,753
Subtotal	298,673	71,136	31,951	17,529	207,376	626,665
Operating leases	283	449	306	507	–	1,545
Outsourcing obligations	185	141	12	–	–	338
Total	299,141	71,726	32,269	18,036	207,378	628,548

*	Includes deposits on demand and on notice.

Capital Expenditures

Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.

Total capital expenditures in 2012, are estimated to be $328 million, an increase of 25% from 2011. The increase is primarily in technology spending, due mainly to the ABM replacement program and digital signage in our domestic branch network.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value.

Governance and Organization

The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s Operational Risk Management Framework include:

•

The three lines of defence model helps to ensure proper accountability and clearly defines the roles and responsibilities for operational risk management. The first line of defence is the business units, who own the risks in their businesses and operations. The second line of defence is led by a central risk management unit within Global Risk Management, with support from control and stewardship functions across the Bank. The third line of defence is Internal Audit.

•	The individual business lines are accountable for management and control of the significant operational risks to which they are exposed.

The Bank has a governance and organizational structure through which there is effective oversight and in which operational risk is managed to an established risk appetite, including:

–	The Board of Directors is responsible for sound corporate governance and approves the Bank’s Operational Risk Management Policy and Operational Risk Management Framework;
–

A senior level Operational Risk Committee comprised of Heads of Business Lines and key control functions, and chaired by the Group Head and Chief Risk Officer. This Committee provides consistent, Bank-wide oversight of operational risk management;

–	Business-line level operational risk committees are in place to ensure issues are known, discussed, managed and escalated, as needed and in a timely manner;
–	Executive management with clearly defined areas of responsibility;
–

A central unit in Global Risk Management responsible for: developing and applying methods to identify, assess, manage and monitor operational risks; and reporting on risks as well as actual loss events and to play a challenge role to the business units in their assessment and management of operational risk;

–

Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and
–

An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level. The Internal Audit department is also responsible for auditing and assessing the Bank’s Operational Risk Management Framework and its design and effectiveness.

Operational Risk Management Framework

The Bank’s Operational Risk Management Framework sets out an integrated approach to identify, assess, control, mitigate and report operational risks across the Bank. The following are key components of the Bank’s Operational Risk Management Framework:

•

The Bank’s risk and control assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant operations and processes to identify and assess operational risks. This program provides a basis for management to ensure that key risks have been identified and that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate risks if controls are not identified as effective. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank has an inventory of operational risks which are discussed and considered in each risk assessment.

•

The Bank’s scenario analysis program provides a more forward looking view of key risks and provides management with insights into how plausible but high impact, remote operational risk events might occur. Scenario analysis will also assist in the selection of severity distributions in the Bank’s Advanced Measurement Approach (AMA) capital model (discussed below).

•

The Bank’s Key Risk Indicator (KRI) program provides management with an early warning system of changes in risk exposure that may indicate that an operational risk appetite or tolerance may be breached. KRIs exist at the business line and all-Bank level.

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•

The Business Environment and Internal Control Factors (BEICF) program incorporates the impact of key business environment and internal control factors into the regulatory capital allocated to divisions by utilizing a BEICF scorecard. The scorecard will be used to adjust capital calculations produced using the Bank’s AMA capital model.

•

The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit within Global Risk Management, captures key information on operational losses. This data is analyzed, benchmarked against industry loss data and significant metrics, then reported to executive management and the Board of Directors to provide insight into operational risk exposures, appetites and trends.

•

Operational risk reporting is provided to the Bank’s senior executive management and the Board of Directors. In addition to details and trends from operational risk loss events, reporting also includes information on risk and control assessments and scenarios completed, industry trends and significant events, key risk indicators and Business Environment and Internal Control Factor (BEICF) survey results. The combination of these information sources provides both a backward and forward-looking view of operational risk at the Bank.

•

The Bank is a member of the Operational Riskdata Exchange Association (ORX), an international consortium of banks that share anonymized loss data. This industry data is used to support risk identification, assessment and will be used as an input to the Bank’s Advanced Measurement Approach capital model. Discussion forums within ORX also help to ensure that the Bank is current of all industry best practices and developments.

•	The Bank’s Fraud Management Office, which identifies threats of financial crime, implements systems and processes to mitigate loss and reports on fraud loss activity to senior management.

•	The Bank’s monitoring of industry events, identifies significant losses incurred at other financial institutions and provides a reference for reviewing and assessing the Bank’s own risk exposure.

•

The compliance risk management program led by Global Compliance through an established network and associated processes that include: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; monitoring and resolving issues; and reporting on the status of compliance and compliance controls to executive management, the Board of Directors, and regulators as required.

•

The Bank’s New Products and Services Risk Management Policy which describes the general principles applicable to the review, approval and implementation of new products and services within the Scotiabank Group and is intended to provide overarching guidance. Processes are in place at the all-Bank level and in each business line for evaluation of risk in new businesses, services and products.

•

The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies. The Bank’s business continuity management policy requires that all business units develop business continuity capabilities for their respective functions.

•	The Bank’s Model Risk Management Policy, which provides the framework for model review and approval under the oversight of the Operational Risk Committee.

•	The Bank’s training programs, including the mandatory Anti-Money Laundering, Operational Risk and Information Security courses and examinations which ensure employees are aware and equipped to safeguard our customers’ and the Bank’s assets.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.

Capital

The Bank currently applies the Standardized Approach for calculating operational risk capital under the Basel II capital framework. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. The Bank has submitted its pre-application to OSFI to use the Advanced Measurement Approach (AMA). Pending regulatory approval the Bank is expected to be AMA compliant in fiscal 2014. Under AMA, regulatory capital measurement will more directly reflect the Bank’s operational risk environment through the use of a loss distribution approach model which will use internal loss events, external loss events, scenario analysis and BEICF adjustments to arrive at a final operational risk regulatory capital calculation. The impact on required regulatory capital is not determinable at this time.

Reputational risk

Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. While all employees, officers and directors are expected to protect the reputation of Scotiabank by complying with the Bank’s Guidelines for Business Conduct, the activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and new products and services.

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The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.

The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

Environmental risk

Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which is approved by the Bank’s Board of Directors. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines.

Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary on climate change where it could have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 55.

In the area of project finance, the revised Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. These are environmental and social guidelines for project finance transactions with a capital cost of US$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.

Environmental concerns also play a prominent role in shaping the Bank’s real estate practices and purchasing decisions. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. In 2012, GHG emissions data for the branch network and corporate offices was externally verified. A variety of reduction measures are in place for energy, paper and waste. In order to further reduce the Bank’s environmental footprint, it has developed an internal Environmental Paper Policy.

To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its policies in these areas.

Scotiabank has a number of environmentally related products and services to meet demand and promote the “green” economy, including the Scotiabank Global Climate Change Fund, an EcoEnergy Financing program designed to support personal and small business customers who wish to install small-scale renewable energy projects, an auto loan product for hybrid, electric and clean diesel vehicles, an Environmental Markets group, which assists corporate clients originate and trade carbon credits, and an eco-home renovation program.

EcoLiving

Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. In 2011, Scotiabank was included on the Dow Jones Sustainability Index (DJSI)-(North America), an annual review that recognizes the world’s financial, social and environmental corporate leaders. For more information on Scotiabank’s environmental policies and practices, please refer to:

•	the Bank’s annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com;

•	the Environment section of Scotiabank’s website at www.scotiabank.com/environment;

•	the Bank’s EcoLiving website at www.scotiabank.com/ecoliving; and

•	Scotiabank’s response to the Carbon Disclosure Project at www.cdproject.net.

Insurance risk

The Bank is both a distributor of third party insurance products and underwrites insurance risk. As a distributor of third party insurance products, the Bank earns fees but bears no insurance risk. The Bank bears insurance risk in its role as an underwriter, either through direct underwriting or via reinsurance.

Insurance risk is the risk of potential financial loss due to actual experience being different from that assumed in the pricing process of the insurance products.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. The Bank is exposed to insurance risk primarily through its creditor, life and select property and casualty insurance and reinsurance products.

The insurance governance and risk management frameworks are calibrated within each insurance subsidiary commensurate with the nature and materiality of risk assumed. Senior management within the insurance business units has primary responsibility for managing insurance risk, with oversight by Global Risk Management through the Insurance Risk Committee. The insurance company subsidiaries have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

The insurance companies maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements

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as well. Reinsurance is commonly used as an effective tool to manage the insurance risk exposures. Insurance risk is also managed through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Strategic risk

Strategic Risk is the risk that the Bank’s business strategies are ineffective, being poorly executed, or insufficiently resilient to changes in the business environment.

The Board of Directors is ultimately responsible for oversight of strategic risk, by adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Bank.

The Bank’s Strategy Management and Executive Projects department manages the strategic planning process by working with the Executive Management Team, business lines, and control units to develop the strategic plan in a consistent and disciplined manner; ensuring the plan is aligned with the Bank’s Five Point Strategy; annually documenting the Bank’s Five Point Strategy and strategic plan for approval by the Chief Executive Officer; and, monitoring the effectiveness of the Bank’s strategy against a suite of established performance objectives, and reporting regularly to the Chief Executive Officer.

Chief Executive Officer:

•	Present the strategic plan annually to the Board of Directors; and,

•	Report regularly to the Board of Directors on the effectiveness of the Bank’s strategy through the Balanced Scorecard.

The execution and evaluation of strategic plans is a fundamental element of the Bank’s enterprise-wide risk management framework. All employees are responsible for clearly understanding the Bank’s direction and goals. On an ongoing basis, business lines and control units identify, manage, and assess the internal and external events and risks that could impede achievement of strategic objectives. The Executive Management Team regularly meets to evaluate the effectiveness of the Bank’s strategic plan, and consider what amendments, if any, are required.

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CONTROLS AND ACCOUNTING POLICIES

Controls and procedures

Management’s responsibility for financial information contained in this annual report is described on page 100.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2012, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, and based on that assessment concluded that internal control over financial reporting was effective as at October 31, 2012.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2012. The adoption of IFRS did not result in any systematic or pervasive changes in internal controls over financial reporting.

Critical accounting estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 on pages 110 to 121 summarizes the significant accounting policies used in preparing the Bank’s Consolidated Financial Statements. Certain of these policies require management to make estimates and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgements and estimates could have a material impact on the Bank’s Consolidated Financial Statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers and acceptances. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or use of other reasonable judgements and estimates could directly affect the provision for credit losses.

The allowance for credit losses is comprised of collective and individually assessed allowances.

Allowances in respect of individually significant credit exposures are an estimate of probable incurred losses related to existing impaired loans. In establishing these allowances applicable to individual credit exposures, management individually assesses each loan for objective indicators of impairment and forms a judgement as to whether the loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be collected based on original contractual terms. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

Individual provisions were lower in 2012 than in 2011, driven primarily by lower provisions in Canadian Banking and in Global Banking and Markets, partially offset by higher provisions in International Banking.

Management estimates allowances on a collective basis for exposures in certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans. This collective assessment for these positions involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.

An allowance is also determined in respect of probable incurred losses that are inherent in the portfolio, of performing loans, but have not yet been specifically identified on an individual basis. Management establishes this allowance on a collective basis through an assessment of quantitative and qualitative factors. Using an internally developed model, management arrives at an initial quantitative estimate of the collective allowance for the performing portfolio based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the collective allowance

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level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $90 million (2011 – $62 million). The non-retail quantitative estimate in 2012, includes an adjustment in respect of variation and uncertainty in the historically based credit parameters.

A qualitative assessment of the collective allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the collective allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

The total collective allowance for credit losses as at October 31, 2012, was $2,456 million, an increase of $283 million from a year earlier. The increase was primarily due to changes in credit quality. The collective allowance amount is primarily attributable to business and government performing loans ($965 million), with the remainder allocated to personal lending and credit cards ($937 million) and residential mortgages ($554 million). These amounts for personal lending and credit cards and for residential mortgages include allowances for both performing and impaired loans.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or available-for-sale at inception. All other financial instruments, including those designated as fair value through profit and loss at inception, are carried at fair value.

Fair value is defined as the amount of consideration that would be agreed upon in an arms-length transaction, other than a forced sale or liquidation, between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted bid or ask price, as appropriate, in an active market (level 1). Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument is used subject to appropriate adjustments. This value is supplemented as required with internal valuation models with significant market observable inputs (level 2) or unobservable inputs (level 3). Where quoted market prices are not available, the quoted price of similar financial instruments (i.e. with similar characteristics and risk profile) or internal models which maximizes the use of market observable inputs are used to estimate the fair value (level 2). Alternatively the use of non-market observable inputs to estimate fair value will result in level 3 classification.

Financial instruments in the Bank’s trading assets are comprised primarily of securities and loans. These trading instruments are carried at fair value on the Consolidated Statement of Financial Position, with changes in the fair values of trading instruments recorded in the Consolidated Statement of Income in other operating income – trading revenues.

Securities designated as available-for-sale are recorded at fair value on the Consolidated Statement of Financial Position. These securities are mostly valued using quoted prices (level 1) or valuation methods using market-observable inputs (level 2). Equity securities which do not have a quoted market price in an active market are valued using models with mostly unobservable inputs (level 3). The unrealized gains and losses as a result of changes in the fair values of available-for-sale securities are included in the Consolidated Statement of Comprehensive Income.

Derivatives designated in hedging relationship are recorded at fair value on the Consolidated Statement of Financial Position. All changes in these derivative fair values other than those designated as cash flow hedges or net investment hedges are recorded in the Consolidated Statement of Income, while the latter flows through other comprehensive income.

Fair values of exchange-traded derivatives are based on quoted market prices (level 1). Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs (level 2) mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs (level 3) are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, options contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation.

The Bank has processes and controls in place to ensure that its fair values are appropriate. An independent model review group reviews the Bank’s valuation models and approves them for use for specific products.

The Bank’s valuation policies require that all pricing or rate sources, such as brokers, dealers and consensus pricing services used for the purposes of independent price verification be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Further, price verification groups, independent from the risk-taking functions, ensure that observable market prices and market based parameters are used for valuation wherever possible. For those products with material parameter risk for which market levels are not observable, an independent review of the assumptions made for pricing is performed.

In arriving at fair value, valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These monthly adjustments include dimensions such as counterparty credit quality, the Bank’s own creditworthiness, constraints on liquidity and unobservable parameters. Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $273 million as at October 31, 2012, (2011 – $469 million), net of any write-offs. These valuation adjustments are due mainly to counterparty credit risk considerations for derivative transactions. Uncertainty in the estimates used in the models can affect the fair value and financial results recorded. Historically, the impact of any change in these estimates was not expected to be significant; however, in the recent volatile market conditions where significant and rapid changes in observable model inputs can occur, greater volatility in fair values derived from these models is possible. Where significant unobservable market data is used

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as a key input into the valuation of certain derivatives, the inception profit or loss on those derivatives is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount is disclosed in Note 6 on page 126.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:

•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 – fair value is based on models using significant market-observable inputs other than quoted prices for the instruments, or

•	Level 3 – fair value is based on models using significant inputs that are not based on observable market data.

The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 6 on pages 122 to 126. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:

Fair value hierarchy of financial instruments

	Assets			Liabilities
Fair value hierarchy	Trading assets	Available- for-sale securities	Derivatives	Obligations related to securities sold short	Derivatives
Level 1	60%	52%	4%	79%	6%
Level 2	38%	43%	95%	21%	92%
Level 3	2%	5%	1%	–%	2%
	100%	100%	100%	100%	100%

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the value of the security is written down to fair value. The losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

As at October 31, 2012, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,312 million (2011 – $1,397 million), and the gross unrealized losses were $219 million (2011 – $434 million). Net unrealized gains were therefore $1,093 million (2011 – $963 million) before hedge amounts. The net unrealized gains after hedge amounts were $891 million (2011 – $736 million).

At October 31, 2012, the unrealized loss recorded in accumulated other comprehensive income relating to securities in an unrealized loss position for more than 12 months was $140 million (2011 –

$232 million). This unrealized loss was comprised of $80 million (2011 – $135 million) in debt securities, $44 million (2011 – $52 million) related to preferred shares and $16 million (2011 – $45 million) related to common shares. The unrealized losses on the debt securities arose primarily from changes in interest rates and credit spreads. For debt securities, based on a number of considerations, including underlying credit of the issuers, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security.

Employee benefits

The Bank sponsors various pension and other benefit plans for eligible employees in Canada, the U.S., and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other benefits generally include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability.

Employee benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. Most of these assumptions are based on management’s best estimate and are reviewed and approved annually. The key assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors. Management also reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation which is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with durations similar to the benefit obligation. The management assumptions with the greatest potential impact are the assumed long-term rate of return on assets and the discount rate used for measuring the benefit obligation. If the assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2012 would have been $55 million higher (lower). If the assumed discount rate was 1% lower (higher), the benefit expense for 2012 would have been $95 million higher (lower).

The Bank uses a measurement date of October 31, and based on this measurement date, the Bank reported a deficit of $1,071 million in its principal pension plans as disclosed in Note 31 to the Consolidated Financial Statements on pages 157 to 159. There has been a decline in the funded status of the plans due to a reduction in prescribed discount rates in most countries resulting in higher benefit obligations. The decline in the funded status of the plans will impact the benefit expense for fiscal year 2013 and possibly future years.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss, consequently increasing or decreasing the benefit expense for future years. In accordance with IFRS, this difference is not recognized immediately as income or expense as the Bank has elected to use the corridor approach whereby actuarial gains and losses are amortized into income over future periods.

Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 8 to 18 years for the Bank’s principal pension plans, and 8 to 26 years for the Bank’s principal other benefit plans.

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Note 31 on pages 157 to 159 of the 2012 Consolidated Financial Statements contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgement in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the future assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Total deferred tax assets related to subsidiaries’ unused income tax losses from operations arising in prior years were $169 million as at October 31, 2012, (2011 – $268 million). Note 30 on pages 155 to 156 of the 2012 Consolidated Financial Statements contains further details with respect to the Bank’s provisions for income taxes.

Special purpose entities

In the normal course of business, the Bank enters into arrangements with special purpose entities (SPEs) on behalf of its customers and for its own purposes. These SPEs can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided on pages 40 and 41 in the off-balance sheet arrangements section.

Management is required to exercise judgement to determine whether a SPE should be consolidated. This evaluation involves understanding the arrangements, determining whether the entity is considered a SPE and determining whether the Bank controls the SPE based on the following factors:

•	whether the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
•

whether the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

•	whether the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risk incident to the activities of the SPE; or
•	whether the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the SPE operates and the amount and timing of future cash flows.

Management is required to exercise judgement to determine if a change in control event has occurred. In applying the guidance under IFRS, the Bank considers the following events to be indicators that a change in control may have occurred: changes to the SPE’s governing documents or contractual arrangements; the Bank or third parties disposing some or all of its interest to unrelated parties; or new interests issued to the Bank or third parties.

During 2012, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduit SPEs.

As described in Note 14 to the Consolidated Financial Statements (on pages 138 to 140) and in the discussion of off-balance sheet arrangements (on pages 40 and 41), the Bank does not control the two Canadian-based multi-seller asset-backed commercial paper (ABCP) conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Goodwill

Under IFRS, goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s cash-generating units (CGU) or group of CGUs that are expected to benefit from the combination. For the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

An impairment loss is recognized if the carrying amount of a CGU or group of CGUs exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value in use. If either fair value less costs to sell or value in use exceeds the carrying amount, there is no need to determine the other. In determining fair value less costs to sell, an appropriate valuation model is used. The model considers various factors including normalized earnings, projected forward earnings and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Goodwill was assessed for impairment based on the methodology as at October 31, 2012, and no impairment was determined.

Provisions

According to IFRS, the Bank should recognize a provision if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not.

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Litigation and other

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Off-balance sheet credit risks

The provisions for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Transition to IFRS

The Bank has adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) effective November 1, 2010. The Consolidated Financial Statements for the year ended October 31, 2012, have been prepared in accordance with IFRS. Comparative period financial statements for the year ended October 31, 2011, have been reported under IFRS. As these are the first Consolidated Financial Statements prepared under IFRS, the provisions of IFRS 1, First-time Adoption of IFRS, have been applied. The Bank previously prepared its primary financial statements under Canadian GAAP.

For a detailed explanation of the impact of adoption of IFRS on the Bank’s Consolidated Statement of Financial Position, please refer to Note 42, First-time adoption of IFRS, of the Consolidated Financial Statements.

Reconciliation of Canadian GAAP net income to IFRS net income

The table below presents a reconciliation of net income reported under Canadian GAAP (CGAAP) to International Financial Reporting Standards (IFRS) for the year ended October 31, 2011:

IFRS 1, First-time Adoption of IFRS

IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1), requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. Other options available under IFRS 1 which are not discussed here are either not material or not relevant to the Bank. The information provided should be read in conjunction with the Bank’s 2011 audited Consolidated Financial Statements and the Future Accounting Changes disclosed in the MD&A on pages 83 to 89 of the Bank’s 2011 Annual Report. Refer to Note 42, First-time adoption of IFRS of the Consolidated Financial Statements and the Bank’s press release of January 24, 2012, for further details on the Bank’s transition to IFRS.

At the date of transition (November 1, 2010), the Bank elected to make the following exemptions from full retrospective application of IFRS:

Optional exemptions:

Employee benefits

The Bank has recognized in retained earnings at November 1, 2010, all cumulative unamortized actuarial losses on employee defined benefit obligations (after-tax charge of $1,432 million).

Cumulative translation differences

The Bank has reset the cumulative translation differences for all foreign operations to zero at November 1, 2010, resulting in a reclassification of $4,507 million from accumulated other comprehensive income (AOCI) to retained earnings.

Designation of previously recognized financial instruments

The Bank has elected to redesignate certain financial instruments.

•

Corporate loans of $2,098 million previously designated under the fair value option under CGAAP were reclassified to the held-for-trading loans category under IFRS. CGAAP did not permit these loans to be classified as held-for-trading.

•	Certain debt securities ($555 million) traded in an inactive market were reclassified from available-for-sale (AFS) securities to business and government loans.

Mandatory exceptions:

Securitization

The Bank has applied IFRS derecognition guidance to transactions on or after January 1, 2004. The Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) program no longer qualify for off-balance sheet treatment. The net impact was an increase of $15 billion to assets, $15 billion to liabilities, $140 million to retained earnings and a decrease of $336 million to AOCI.

Hedge accounting

There was no significant impact as the Bank’s existing hedging strategies qualify for hedge accounting under IFRS.

	For three months ended				For the year ended October 31 2011
For the year ended ($ millions)	January 31 2011	April 30 2011	July 31 2011	October 31 2011
Net income under Canadian GAAP	$1,200	$1,543	$1,285	$1,240	$5,268
Adjustments under IFRS:
Consolidation	15	30	28	–	73
Securitization	(23)	(16)	(2)	(56)	(97)
Employee benefits	16	(12)	13	8	25
Effect of changes in FX rates	28	77	(7)	(34)	64
Other	13	(1)	(14)	(1)	(3)
Total adjustments to net income	49	78	18	(83)	62
Net income under IFRS	$1,249	$1,621	$1,303	$1,157	$5,330

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Assets and liabilities of subsidiaries

Since the Bank has adopted IFRS subsequent to certain of its international subsidiaries, the classification and carrying value of assets and liabilities of these subsidiaries for the consolidated financial statements must be the same as the standalone financial statements of these subsidiaries. The impact of this election was a decrease in AFS securities of $543 million with a corresponding increase in held-to-maturity securities of $270 million, an increase in business and government loans of $258 million, an increase in deferred taxes of $3 million and a decrease in equity of $12 million.

Estimates

Estimates made in accordance with IFRS are consistent with those determined under CGAAP with adjustments made only to reflect any differences in accounting policies. Any additional estimates that are required under IFRS, that were not required under CGAAP, are based on the information and conditions that existed at the date of estimation.

Key impact analysis of IFRS on the financial results of 2011

The following is a summary of the more significant differences applicable to the Bank and its impact on 2011 comparative CGAAP financial results:

Consolidation

Special purpose entities (SPEs)

The Bank consolidated certain SPEs under IFRS that were previously not consolidated under CGAAP. The adjustment to net income captures the impact of consolidation of these SPEs along with any related impact on hedges that were in place under CGAAP.

For the year ended October 31, 2011, net income under CGAAP was increased by $15 million as a result of adopting IFRS.

Capital funding trusts

Certain capital instruments issued by capital funding trusts, which were consolidated under IFRS, were either wholly or in part assessed to be non-common equity. As a result, income under IFRS is higher as a portion of the previously recorded interest expense is reflected as a distribution to equity holders. However, there is no impact on net income attributable to common shareholders or basic earnings per share.

For the year ended October 31, 2011, net income under CGAAP was increased by $58 million as a result of adopting IFRS.

Securitization

As a result of differences in derecognition criteria between IFRS and CGAAP, the Bank’s transfers of insured residential mortgages to Canada Housing Trusts (CHT) through the Canadian Government’s Canada Mortgage Bond (CMB) program do not meet the derecognition criteria and, hence, have been accounted for as secured borrowing transactions under IFRS.

Under CGAAP, these mortgages were considered to be sold and a gain on sale was recorded. Seller swaps between the Bank and CHT were recorded and marked to market. Under IFRS, the mortgages remain on-balance sheet, a related funding liability was recorded and the seller swaps were no longer recorded on the balance sheet. The difference in net income under IFRS was due to recognition of the income on the mortgages, interest expense on the related funding, reversal of the gain on sale and reversal of the mark-to-market on the seller swaps.

For the year ended October 31, 2011, net income under CGAAP was decreased by $97 million as a result of adopting IFRS.

Employee benefits

The recognition of previously unrecognized cumulative actuarial losses in retained earnings upon transition to IFRS results in a lower pension expense in future periods.

In the second quarter of 2011, there was a cost of living adjustment made to the pension plan. This was recognized immediately in the Consolidated Statement of Income under IFRS, but was amortized under CGAAP.

For the year ended October 31, 2011, net income under CGAAP was increased by $25 million as a result of adopting IFRS.

Changes in functional currency

IFRS requires that the functional currency for each foreign operation be determined based on the primary economic environment and primary factors in which the entity operates, with less emphasis on secondary factors. The changes in functional currency impacts the foreign currency translation of foreign investments, as well as any related hedges in place over the net investments.

Under IFRS, the Bank assessed and determined changes in functional currency for a small number of foreign operations. The foreign exchange translation gains/losses of these operations are taken to net income instead of other comprehensive income. Net investment hedges that were in place for these operations under CGAAP did not qualify under IFRS, causing the foreign exchange impact of these hedges to flow to net income instead of other comprehensive income. During 2011, certain new hedging strategies were implemented which offset any impact from functional currency changes for the remainder of the year.

For the year ended October 31, 2011, net income under CGAAP was increased by $51 million as a result of adopting IFRS.

Foreign exchange translation of AFS equity securities

All AFS equity securities denominated in foreign currency were hedged with related funding liabilities in the same currency. As a result, under CGAAP the foreign exchange impact on translation of AFS securities was completely offset by translation of related funding liabilities. Under IFRS, the foreign exchange translation on AFS equity securities was recorded in other comprehensive income, while the foreign exchange translation on the funding liabilities was recorded in the income statement. The impact on net income in 2011, reflects changes to exchange rates. By the end of 2011, new hedging strategies were implemented which offset the impact of these foreign exchange translation losses in 2012.

For the year ended October 31, 2011, net income under CGAAP was increased by $13 million as a result of adopting IFRS.

Other

This section reflects the impact on net income of individually immaterial items resulting from the adoption of IFRS. These include the following:

•	Business combinations – impact from recognition of contingent consideration at fair value.

•	Hyperinflationary economies – impact of the general price index adjustment on the equity pick up from associates.

•	Share-based payments – impact of measurement of liability-based awards at fair value compared to intrinsic value.

For the year ended October 31, 2011, net income under CGAAP was decreased by $3 million as a result of adopting IFRS for these items.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards. The Bank is not permitted to early adopt the standards that are issued, but not currently effective as of November 1, 2013 (with the exception of IFRS 7) as outlined in the OSFI Advisory issued in October 2011. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

Effective November 1, 2013

•

IFRS 10, Consolidated Financial Statements, replaced the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. This standard introduces a single, principle-based, control model for consolidation, irrespective of whether an entity is controlled through voting rights or through other contractual arrangements as is common in special purpose entities (SPE). Control is based on an investor’s current ability to use its power over the key activities of a subsidiary or SPE to affect its exposure or return generated by the subsidiary or SPE. An amendment to the standard was subsequently issued which provided additional transition guidance.

•

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. This standard addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case).

•

IFRS 12, Disclosure of Interests in Other Entities, broadens the definition of interests and requires enhanced disclosures on interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides disclosure requirements for fair value used across all IFRS standards.

•

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). In effect, the plan net surplus/deficit position would be reflected on the Bank’s Consolidated Statement of Financial Position. Amounts recorded into OCI would not be reclassified to the Consolidated Statement of Income. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will also be changing directly due to the changes in the actuarial gains and losses.

•

IFRS 7, Financial Instruments Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure.

Effective November 1, 2015

•

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments Recognition and Measurements, on classification and measurement of financial assets. The standard has been amended by the IASB to postpone the effective date for two years from the original effective date. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The other phases of this project, which are currently under development, address impairment of financial assets and hedge accounting. The Bank continues to monitor all of these developments and continues to assess the impact.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, new consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank actively monitors these and other developments and is working to ensure business impacts, if any, are minimized.

Related party transactions

Transactions with key management personnel

Compensation of key management personnel of the Bank Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), all direct reports of the CEO and the Chief Financial Officer.

($ millions)	2012	2011
Salaries and cash incentives(1)	$20	$19
Equity-based payment(2)	31	29
Pension and other benefits(1)	1	1
Total	$52	$49

(1)	Expensed during the year
(2)	Awarded during the year

Directors can use some of all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 29 – Share-based payments for further details of these plans.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CONTROLS AND ACCOUNTING POLICIES

Loans and deposits of key management personnel

($ millions)	2012	2011
Loans	$2	$4
Deposits	$15	$15

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $4.3 million as at October 31, 2012, (2011 – $4.4 million), while actual utilized amounts were $1.6 million (2011 – $2.0 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations or terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

As at and for the year ended October 31 ($ millions)	2012	2011
Net income	$21	$25
Loans	451	255
Deposits	572	392
Guarantees and commitments	49	41

The Bank manages assets of $1.7 billion (October 31, 2011 – $1.8 billion) which is a portion of the Scotiabank principal pension plan assets and earns $3 million (October 31, 2011 – $3 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

Scotiabank Annual Report  2012      79

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLEMENTARY DATA*

Geographic information

T42 Net income by geographic segment

	2012						2011

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Other Inter- national	Total
Net interest income	$4,762	$542	$846	$832	$3,144	$10,126	$4,613	$579	$879	$647	$2,382	$9,100
Net fee and commission revenues	4,227	422	416	376	1,004	6,445	4,014	395	409	343	744	5,905
Net income from investments in associated corporations	214	–	3	4	377	598	219	–	1	–	377	597
Other operating income	1,489	275	58	23	986	2,831	825	171	46	16	926	1,984
Provision for credit losses	515	20	89	180	348	1,152	621	(12)	145	85	297	1,136
Operating expenses	5,715	412	878	587	2,915	10,507	5,483	441	869	520	2,269	9,582
Provision for income taxes	879	290	28	156	374	1,727	626	264	73	138	234	1,335
Net income	$3,583	$517	$328	$312	$1,874	$6,614	$2,941	$452	$248	$263	$1,629	$5,533
Corporate adjustments(1)						(148)						(203)
						$6,466						$5,330
Net income attributable to:
Non-controlling interests						223						149
Preferred shareholders						220						216
Common shareholders						$6,023						$4,965

(1)	The adoption of the standard on business combinations results in a change in the definition of net income to exclude non-controlling interests.

T43 Loans and acceptances by geography(1)

Excludes reverse repos	IFRS		CGAAP			Percentage mix

As at September 30 ($ billions)	2012(2)	2011(2)	2010	2009	2008	2012	2008
Canada
Atlantic provinces	$17.0	$15.7	$17.0	$15.7	$16.2	4.5%	5.6%
Quebec	22.8	20.5	17.7	16.0	16.7	6.1	5.8
Ontario	124.7	117.7	101.7	96.0	103.5	33.2	35.7
Manitoba and Saskatchewan	11.4	10.4	6.6	6.2	6.4	3.0	2.2
Alberta	36.8	33.9	21.7	20.3	22.4	9.8	7.7
British Columbia	39.2	36.1	21.1	18.8	21.2	10.4	7.3
	251.9	234.3	185.8	173.0	186.4	67.0	64.3
U.S.	26.1	16.8	21.1	22.0	20.6	6.9	7.1
Mexico	10.3	10.3	10.1	9.7	10.9	2.7	3.8
Other International
Latin America(4)	40.4	28.5	23.4	21.5	22.6	10.7	7.8
Europe	8.9	9.1	6.5	12.9	18.4	2.4	6.3
Caribbean and Central America(4)	18.3	17.8	18.8	15.6	14.8	4.9	5.1
Other	20.3	21.1	17.0	15.1	16.1	5.4	5.6
	87.9	76.5	65.7	65.1	71.9	23.4	24.8
	376.2	337.9	282.7	269.8	289.8	100.0%	100.0%
Collective allowance(3)	(2.4)	(2.1)	n/a	n/a	n/a
FDIC guaranteed loans	(0.1)	(0.1)
General allowance	n/a	n/a	(1.4)	(1.4)	(1.3)
Total loans and acceptances	$373.7	$335.7	$281.3	$268.4	$288.5

(1)	Periods prior to 2011 reflect balances as at September 30, and General Allowances as at October 31.
(2)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(3)	The general allowance is now referred to the collective allowance on performing loans and $1.2 million included in collective allowance.
(4)	2008 through 2011 have been reclassified to conform to current presentation.

*	Certain comparative amounts in the Supplementary Data section have been reclassified to conform with current year presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T44 Gross impaired loans by geographic segment

	IFRS		CGAAP

As at October 31 ($ millions)	2012(1)	2011(1)	2010	2009	2008
Canada	$1,182	$1,168	$1,276	$1,258	$761
U.S.	139	8	179	408	107
Mexico	145	152	250	238	216
Peru	266	230	219	194	272
Other International	1,850	1,797	2,497	1,841	1,138
Total	$3,582	$3,355	$4,421	$3,939	$2,494

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T45 Provision against impaired loans by geographic segment

	IFRS		CGAAP

For the fiscal years ($ millions)	2012	2011	2010	2009	2008
Canada	$515	$621	$712	$804	$388
U.S.	20	(12)	(13)	192	16
Mexico	89	145	168	185	141
Peru	180	86	104	102	(45)
Other International	348	296	352	290	130
Total	$1,152	$1,136	$1,323	$1,573	$630

T46 Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other		2011 Total
							2012 Total
Asia
China	$2,480	$2,705	$353	$388	$227	$11	$6,164	$5,679
India	2,318	1,293	31	103	–	22	3,767	3,799
South Korea	1,453	399	–	448	–	68	2,368	2,755
Thailand	397	29	–	7	1,570	1	2,004	1,501
Hong Kong	673	253	39	204	–	16	1,185	1,449
Malaysia	808	94	–	274	268	5	1,449	1,274
Japan	359	41	133	987	–	62	1,581	722
Other(2)	575	253	70	109	–	77	1,085	1,235
							$19,603	$18,414
Latin America
Mexico	$2,368	$290	$–	$133	$2,317	$49	$5,158	$4,578
Chile	2,695	331	165	34	2,532	43	5,800	4,357
Peru	1,410	381	–	–	2,236	8	4,035	2,905
Brazil	1,572	1,695	–	179	179	10	3,636	2,903
Costa Rica	871	146	–	–	605	–	1,622	1,730
Panama	2,191	65	21	2	–	16	2,296	1,879
El Salvador	314	18	–	–	382	–	714	590
Uruguay	133	5	–	19	291	–	448	479
Colombia	282	181	–	2	1,184	3	1,651	467
Venezuela	5	–	–	–	164	–	169	142
							$25,529	$20,030

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk. Totals may not add due to rounding.
(2)	Includes Indonesia, the Philippines, Singapore and Taiwan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Risk

T47 Loans and acceptances by type of borrower(1)

	IFRS

	2012

As at October 31 ($ billions)	Balance	% of total	2011	2010(1)
Loans to households
Residential mortgages	$175.6	46.7%	$161.7	$152.3
Credit cards	12.6	3.3	11.0	10.9
Personal loans	55.7	14.8	52.3	52.6
	243.9	64.8	225.0	215.8

Loans to businesses and governments
Financial services	27.0	7.2	20.7	17.8
Wholesale and retail	12.7	3.4	10.7	9.7
Real estate	11.4	3.0	10.3	10.2
Oil and gas	11.8	3.1	9.6	8.8
Transportation	8.0	2.1	7.3	6.6
Automotive	6.7	1.8	5.4	4.8
Agriculture	5.7	1.5	5.2	4.3
Government	3.6	1.0	4.2	4.0
Hotels and leisure	3.5	0.9	3.4	3.8
Mining and primary metals	5.7	1.5	6.3	5.1
Utilities	5.7	1.5	4.9	4.6
Health care	3.7	1.0	3.8	3.4
Telecommunications and cable	4.3	1.1	3.8	3.1
Media	1.3	0.4	1.4	1.5
Chemical	1.4	0.4	1.5	1.1
Food and beverage	2.6	0.7	2.7	2.6
Forest products	1.3	0.4	1.1	1.0
Other	15.9	4.2	10.6	9.6
	132.3	35.2	112.9	102.0
	376.2	100%	337.9	317.8
Collective allowance for performing loans(2)	(2.4)		(2.1)	(2.1)
FDIC guaranteed loans	(0.1)		(0.1)
Total loans and acceptances	$373.7		$335.7	$315.7

(1)	Each class of loans is presented net of the individually assessed allowance.
(2)	As at November 1, 2010.

T48 Off balance-sheet credit instruments

	IFRS		CGAAP

As at October 31 ($ billions)	2012	2011	2010	2009	2008
Commitments to extend credit(1)	$109.9	$104.7	$103.6	$104.5	$130.2
Standby letters of credit and letters of guarantee	22.1	21.1	20.4	21.9	27.8
Securities lending, securities purchase commitments and other	16.2	14.2	14.0	12.7	12.8
Total	$148.2	$140.0	$138.0	$139.1	$170.8

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T49 Changes in net impaired loans

For the fiscal years ($ millions)	2012	2011
Gross impaired loans(1)
Balance at beginning of year	$3,355	$3,668
Net additions
New additions	2,825	2,790
Declassifications, payments and loan sales	(1,407)	(1,708)
	1,418	1,082
Writeoffs
Residential mortgages	(66)	(130)
Personal loans	(730)	(374)
Credit cards	(299)	(628)
Business and government	(203)	(192)
	(1,298)	(1,324)
Foreign exchange and other	107	(71)
Balance at end of year	3,582	3,355
Allowance for credit losses on impaired loans
Balance at beginning of year	1,398	1,377
Provision for credit losses:	1,252	1,076
Writeoffs	(1,298)	(1,324)
Recoveries by portfolio
Residential mortgages	30	55
Personal loans	184	71
Credit cards	76	152
Business and government	85	71
	375	349
Foreign exchange and other(2)	(118)	(80)
Balance at end of year	1,609	1,398
Net impaired loans
Balance at beginning of year	1,957	2,291
Net change in gross impaired loans	227	(313)
Net change in allowance for credit losses on impaired loans	(211)	(21)
Balance at end of year	1,973	1,957
Collective allowance on performing loans	(1,272)	(1,224)
Balance, after deducting collective allowance on performing loans, at end of year	$701	$733

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Includes $4 transferred to/from other liabilities (2011 – $8).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T50 Provision for credit losses

For the fiscal years ($ millions)	2012	2011
Gross provisions	$1,637	$1,653
Reversals	(110)	(168)
Recoveries	(375)	(349)
Net provisions for credit losses on impaired loans	1,152	1,136
Collective provision (reversals) on performing loans	100	(60)
Total net provisions for credit losses	$1,252	$1,076

T51 Provisions for credit losses against impaired loans by type of borrower

For the fiscal years ($ millions)	2012	2011
Personal
Residential mortgages	$112	$176
Other personal loans	875	760
	987	936
Businesses and governments
Financial services	2	(7)
Wholesale and retail	21	23
Real estate	25	29
Oil and gas	3	48
Transportation	6	43
Automotive	2	(2)
Agriculture	19	(1)
Government	2	–
Hotels and leisure	6	6
Mining and primary metals	–	1
Utilities	4	3
Health care	10	4
Telecommunications and cable	(7)	1
Media	14	15
Chemical	–	–
Food and beverage	–	3
Forest products	7	4
Other	51	30
	165	200
Total provisions against impaired loans	$1,152	$1,136

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T52 Impaired loans by type of borrower

	2012(1)			2011(1)

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Personal
Residential mortgages	$1,301	$341	$960	$1,336	$238	$1,098
Other personal loans	861	807	54	840	676	164
	2,162	1,148	1,014	2,176	914	1,262
Businesses and governments
Financial services	8	2	6	39	24	15
Wholesale and retail	150	69	81	177	85	92
Real estate	257	51	206	176	54	122
Oil and gas	57	41	16	55	61	(6)
Transportation	86	35	51	118	51	67
Automotive	9	4	5	13	1	12
Agriculture	92	31	61	62	23	39
Government	53	9	44	32	6	26
Hotels and leisure	196	31	165	187	31	156
Mining and primary metals	15	5	10	16	10	6
Utilities	57	5	52	11	4	7
Health care	40	21	19	17	9	8
Telecommunications and cable	14	7	7	27	10	17
Media	92	30	62	42	16	26
Chemical	1	–	1	1	–	1
Food and beverage	15	4	11	34	14	20
Forest products	17	11	6	22	8	14
Other	261	105	156	150	77	73
	1,420	461	959	1,179	484	695
Total	$3,582	$1,609	$1,973	$3,355	$1,398	$1,957

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T53 Total credit risk exposures by geography(1,2)

	IFRS					CGAAP

	2012					2011

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$55,549	$27,222	$23,375	$233,174	$339,320	$305,644
U.S.	52,787	17,173	24,555	269	94,784	80,603
Mexico	7,913	242	759	5,165	14,079	12,501
Peru	8,106	262	1,643	4,528	14,539	12,345
Other International
Europe	16,308	4,997	6,418	–	27,723	27,279
Caribbean and Central America	16,247	1,744	2,014	12,695	32,700	31,835
Latin America	17,547	612	564	9,050	27,773	17,131
Other	27,179	3,145	2,051	110	32,485	33,292
Total	$201,636	$55,397	$61,379	$264,991	$583,403	$520,630

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T54 AIRB credit risk exposures by maturity(1,2)

	IFRS				CGAAP

As at October 31 ($ millions)	2012				2011

Residual maturity	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$93,462	$16,744	$28,752	$138,958	$130,689
One to 5 years	57,071	34,696	29,045	120,812	112,417
Over 5 years	6,837	1,211	1,698	9,746	11,625
Total non-retail	$157,370	$52,651	$59,495	$269,516	$254,731
Retail
Less than 1 year	$19,396	$12,508	$–	$31,904	$27,925
One to 5 years	145,232	–	–	145,232	120,296
Over 5 years	6,241	–	–	6,241	3,989
Revolving credits(4)	34,240	11,613	–	45,853	45,459
Total retail	$205,109	$24,121	$–	$229,230	$197,669
Total	$362,479	$76,772	$59,495	$498,746	$452,400

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T55 Total credit risk exposures and risk-weighted assets

	IFRS				CGAAP

	2012				2011

	Exposure at Default(1)			Total Risk- weighted assets	Exposure at Default Total(1)	Total Risk- weighted assets
As at October 31 ($ millions)	AIRB	Standardized(2)	Total
Non-retail
Corporate
Drawn	$77,418	$35,556	$112,974	$82,239	$99,796	$75,405
Undrawn	40,560	2,496	43,056	20,311	42,509	20,783
Other(3)	14,919	1,846	16,765	7,095	15,222	7,307
	132,897	39,898	172,795	109,645	157,527	103,495
Bank
Drawn	31,623	3,588	35,211	8,047	26,024	8,473
Undrawn	10,893	167	11,060	2,754	11,341	2,851
Other(3)	7,804	38	7,842	1,190	10,425	1,536
	50,320	3,793	54,113	11,991	47,790	12,860
Sovereign
Drawn	48,329	5,122	53,451	4,079	50,012	4,392
Undrawn	1,198	83	1,281	220	1,128	225
Other(3)	291	–	291	27	236	17
	49,818	5,205	55,023	4,326	51,376	4,634
Total Non-retail
Drawn	157,370	44,266	201,636	94,365	175,832	88,270
Undrawn	52,651	2,746	55,397	23,285	54,978	23,859
Other(3)	23,014	1,884	24,898	8,312	25,883	8,860
	$233,035	$48,896	$281,931	$125,962	$256,693	$120,989
Retail
Retail residential mortgages
Drawn	$156,266	$18,848	$175,114	$13,005	$143,941	$10,446
Undrawn	–	–	–	–	–	–
	156,266	18,848	175,114	13,005	143,941	10,446
Secured lines of credit
Drawn	18,404	–	18,404	4,701	17,937	4,651
Undrawn	11,759	–	11,759	1,267	11,780	1,393
	30,163	–	30,163	5,968	29,717	6,044
Qualifying retail revolving exposures (QRRE)
Drawn	14,414	–	14,414	6,444	14,239	5,867
Undrawn	11,613	–	11,613	1,397	12,195	1,418
	26,027	–	26,027	7,841	26,434	7,285
Other retail
Drawn	16,025	16,913	32,938	19,642	27,209	15,911
Undrawn	749	–	749	93	630	67
	16,774	16,913	33,687	19,735	27,839	15,978
Total retail
Drawn	205,109	35,761	240,870	43,792	203,326	36,875
Undrawn	24,121	–	24,121	2,757	24,605	2,878
	$229,230	$35,761	$264,991	$46,549	$227,931	$39,753
Securitization exposures	17,636	–	17,636	4,170	14,466	4,423
Trading derivatives	18,845	–	18,845	5,434	21,540	5,612
Subtotal	$498,746	$84,657	$583,403	$182,115	$520,630	$170,777
Equities	3,155	–	3,155	3,155	3,184	6,606
Other assets	–	41,514	41,514	17,197	35,968	15,622
Total credit risk, before scaling factor	$501,901	$126,171	$628,072	$202,467	$559,782	$193,005
Add-on for 6% scaling factor(4)				7,499		7,743
Total credit risk	$501,901	$126,171	$628,072	$209,966	$559,782	$200,748

(1)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(2)	Net of specific allowances for credit losses.
(3)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(4)	Basel Committee imposed scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Revenues and Expenses

T56 Volume/rate analysis of changes in net interest income

TEB(1)

($ millions)	Increase (decrease) due to change in: 2012 versus 2011
	Average	Average	Net
	volume	rate	change
Net interest income
Total earning assets	1,504	(208)	1,296
Total interest-bearing liabilities	656	(345)	311
Change in net interest income	848	137	985
Assets

Deposits with banks	58	(45)	12
Trading assets	7	(12)	(4)
Securities purchased under resale agreements	75	(76)	(1)
Investment securities	20	36	56
Loans:
Residential mortgages	483	(401)	82
Personal loans and credit cards	232	395	628
Business and government	629	(105)	524
Allowance for credit losses
Total loans	1,344	(111)	1,233
Total earning assets	1,504	(208)	1,296

Liabilities

Deposits:
Personal	114	(173)	(59)
Business and government	392	(14)	378
Banks	27	12	39
Total deposits	533	(175)	358
Obligations related to securities sold under repurchase agreements	163	(255)	(92)
Subordinated debentures	23	(11)	12
Capital instrument liabilities	(19)	12	(6)
Other interest bearing liabilities	(45)	84	40
Total interest bearing liabilities	656	(345)	311

(1)	Refer to non-GAAP measures on page 17. Totals may not add due to rounding.

T57 Provision for income taxes

	IFRS		CGAAP

For the fiscal years ($ millions)	2012(1)	2011(1)	2010	2009	2008	2012 versus 2011
Income taxes
Provision for income taxes	$1,580	$1,423	$1,745	$1,133	$691	11%
Taxable equivalent adjustment(2)	288	287	286	288	416	–
Provision for income taxes (TEB)(2)	1,868	1,710	2,031	1,421	1,107	9

Other taxes
Payroll taxes	247	222	197	184	177	11
Business and capital taxes	248	183	171	177	116	35
Harmonized sales tax and other(3)	252	263	133	136	129	(4)
Total other taxes	747	668	501	497	422	12
Total income and other taxes (TEB(2))(4)	$2,615	$2,378	$2,532	$1,918	$1,529	10%
Net income before income taxes	$8,046	$6,753	$6,084	$4,794	$3,950	19%
Effective income tax rate (%)	19.6	21.1	28.7	23.6	17.5	(1.5)
Effective income tax rate (TEB(2)) (%)(5)	22.4	24.3	31.9	28.0	25.4	(1.9)
Total tax rate (%)(6)	26.5	28.2	34.1	30.8	25.5	(1.7)

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 17.
(3)	Harmonized sales tax was implemented effective July 2010. Prior to this, amounts include goods and services tax.
(4)	Comprising $1,555 of Canadian taxes (2011 – $1,398; 2010 – $1,365; 2009 – $675; 2008 – $569) and $1,060 of foreign taxes (2011 – $968; 2010 – $1,167; 2009 – $1,243; 2008 – $960).
(5)	Provision for income tax (TEB) as a percentage of net income before income taxes.
(6)	Total income and other taxes as a percentage of net income before income and other taxes.

Scotiabank Annual Report  2012      87

MANAGEMENT’S DISCUSSION AND ANALYSIS

T58 Assets under administration and management

	IFRS

($ billions)	2012	2011	2010(1)
Assets under administration
Personal
Retail brokerage	$117.6	$108.1	$87.7
Investment management and trust	79.9	72.6	68.8
	197.5	180.7	156.5
Mutual funds	82.2	73.5	38.8
Institutional	48.3	43.5	32.8
Total	$328.0	$297.7	$228.1

Assets under management
Personal	$24.3	$18.4	$14.3
Mutual funds	73.8	67.7	33.2
Institutional	16.6	16.6	6.0
Total	$114.7	$102.7	$53.5
(1)	As at November 1, 2010.

T59 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2012	2011
Audit services	$20.7	$18.9
Audit-related services	0.5	1.4
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.5	0.5
Total	$21.8	$20.9

88      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Selected Quarterly Information

T60 Selected quarterly information(1)

	2012				2011

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	2,580	2,567	2,481	2,375	2,329	2,296	2,136	2,253
Net interest income (TEB(2))	2,584	2,572	2,484	2,380	2,334	2,302	2,141	2,258
Non-interest revenue	2,284	2,945	2,223	2,246	1,896	2,002	2,503	1,895
Non-interest revenue (TEB(2))	2,354	3,017	2,289	2,309	1,965	2,069	2,567	1,961
Total revenue	4,864	5,512	4,704	4,621	4,225	4,298	4,639	4,148
Total revenue (TEB(2))	4,938	5,589	4,773	4,689	4,299	4,371	4,708	4,219
Provision for credit losses	321	402	264	265	281	250	270	275
Operating expenses	2,713	2,618	2,565	2,507	2,489	2,348	2,395	2,249
Provision for income taxes	311	441	415	413	298	397	353	375
Provision for income taxes (TEB(2))	385	518	484	481	372	470	422	446
Net income	1,519	2,051	1,460	1,436	1,157	1,303	1,621	1,249
Net income attributable to common shareholders	1,398	1,946	1,336	1,343	1,071	1,209	1,528	1,157
Operating performance
Basic earnings per share ($)	1.20	1.70	1.18	1.23	0.99	1.12	1.42	1.11
Diluted earnings per share ($)	1.18	1.69	1.15	1.20	0.97	1.10	1.39	1.08
Adjusted diluted earnings per share(2)($)	1.21	1.72	1.18	1.23	1.00	1.12	1.41	1.10
Return on equity(2)(%)	16.4	24.6	18.6	19.8	16.4	19.1	25.7	20.9
Productivity ratio (%)(TEB(2))	54.9	46.9	53.7	53.5	57.9	53.7	50.9	53.3
Core banking margins (%)(TEB(2))	2.35	2.33	2.37	2.25	2.26	2.31	2.30	2.41
Banking margin on average total assets (%)(TEB(2))	2.12	2.11	2.14	2.03	2.07	2.09	2.09	2.21
Financial position information ($ billions)
Cash and deposits with banks	54.8	62.4	67.6	52.9	45.2	48.7	63.4	44.6
Trading assets	87.6	93.8	94.2	88.1	75.8	87.1	88.6	80.5
Loans	364.8	356.6	345.1	341.2	327.6	318.1	311.6	310.2
Total assets	668.0	670.0	659.7	637.1	594.4	587.6	590.7	559.4
Deposits	463.6	461.0	460.9	451.6	421.3	415.2	419.5	398.8
Common equity	35.3	32.4	30.6	28.1	26.4	25.6	24.6	22.3
Preferred shares	4.4	4.4	4.4	4.4	4.4	4.4	4.4	4.0
Assets under administration	328.0	315.4	318.2	310.8	297.7	302.5	305.7	236.3
Assets under management	114.7	108.7	108.7	106.0	102.7	104.6	105.9	55.8
Capital measures (1)
Tier 1 capital ratio (%)	13.6	12.6	12.2	11.4	12.2	12.3	12.0	11.8
Total capital ratio (%)	16.7	14.4	14.0	13.2	13.9	14.1	13.9	13.7
Tangible common equity to risk-weighted assets(2)(%)	11.3	10.2	9.4	8.5	9.6	9.6	9.3	9.9
Asset-to-capital multiple	15.0	17.2	17.5	17.7	16.6	17.0	17.6	17.6
Risk-weighted assets ($ billions)	253.3	252.4	252.9	253.1	234.0	224.8	222.3	215.3
Credit quality
Net impaired loans ($ millions)(3)	1,973	2,032	1,999	1,806	1,957	1,990	2,107	2,205
Allowance for credit losses ($ millions)	2,969	2,862	2,713	2,750	2,689	2,677	2,639	2,646
Net impaired loans as a % of loans and acceptances(3)	0.53	0.56	0.57	0.52	0.58	0.61	0.66	0.69
Provision for credit losses as a % of average loans and acceptances (annualized)	0.34	0.44	0.30	0.32	0.34	0.32	0.36	0.36
Common share information
Share price ($)
High	55.00	54.89	57.18	56.95	54.96	59.73	61.28	57.72
Low	51.24	50.25	50.22	47.54	49.00	53.77	56.25	52.11
Close	54.25	52.35	54.80	51.53	52.53	54.18	57.69	56.46
Shares outstanding (millions)
Average – Basic	1,166	1,142	1,134	1,091	1,086	1,082	1,078	1,044
Average – Diluted	1,184	1,160	1,168	1,125	1,118	1,115	1,113	1,081
End of period	1,184	1,146	1,141	1,103	1,089	1,085	1,082	1,047
Dividends per share ($)	0.57	0.55	0.55	0.52	0.52	0.52	0.52	0.49
Dividend yield(4)(%)	4.3	4.2	4.1	4.0	4.0	3.7	3.5	3.6
Market capitalization ($ billions)	64.3	60.0	62.5	56.8	57.2	58.8	62.4	59.1
Book value per common share ($)	29.76	28.29	26.78	25.49	24.20	23.59	22.78	21.29
Market value to book value multiple	1.8	1.9	2.0	2.0	2.2	2.3	2.5	2.7
Price to earnings multiple (trailing 4 quarters)	10.2	10.3	12.1	10.8	11.3	11.7	12.8	13.8

(1)	The Bank has adopted IFRS effective November 1, 2011. All comparative amounts except capital measures reflect the adoption of IFRS. Capital measures have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share price for the period.

Scotiabank Annual Report  2012      89

MANAGEMENT’S DISCUSSION AND ANALYSIS

Eleven-Year Statistical Review

T61 Consolidated Statement of Financial Position

	IFRS

As at October 31 ($ millions)	2012	2011
Assets
Cash and deposits with banks	$54,804	$45,222
Precious metals	12,387	9,249
Trading assets
Securities	74,639	62,192
Loans	12,857	13,607
Other	100	–
	87,596	75,799
Financial assets designated at fair value through profit or loss	197	375
Securities purchased under resale agreements	47,354	34,582
Derivative financial instruments	30,327	37,322
Investment securities	33,361	30,176
Loans
Residential mortgages	175,630	161,685
Personal and credit cards	68,277	63,317
Business and government	123,828	105,260
	367,735	330,262
Allowance for credit losses	2,969	2,689
	364,766	327,573
Other
Customers’ liability under acceptances	8,932	8,172
Property and equipment	2,260	2,504
Investments in associates	4,760	4,434
Goodwill and other intangible assets	8,692	7,639
Deferred tax assets	1,936	2,214
Other assets	10,672	9,162
	37,252	34,125
	$668,044	$594,423
Liabilities
Deposits
Personal	$138,051	$133,025
Business and government	295,588	266,965
Banks	29,970	21,345
	463,609	421,335
Other
Acceptances	8,932	8,172
Obligations related to securities sold short	18,622	15,450
Derivative financial instruments	35,299	40,236
Obligations related to securities sold under repurchase agreements	56,949	38,216
Subordinated debentures	10,143	6,923
Capital instruments	1,358	2,003
Other liabilities	31,753	29,848
	163,056	140,848
	626,665	562,183
Equity
Common equity
Common shares	13,139	8,336
Retained earnings	21,978	18,421
Accumulated other comprehensive income (loss)	(31)	(497)
Other reserves	166	96
Total common equity	35,252	26,356
Preferred shares	4,384	4,384
Total equity attributable to equity holders of the Bank	39,636	30,740
Non-controlling interests
Non-controlling interests in subsidiaries	966	626
Capital instrument equity holders	777	874
Total equity	41,379	32,240
	$668,044	$594,423

90      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T62 Consolidated Statement of Income

	IFRS

For the year ended October 31 ($ millions)	2012	2011
Revenue
Interest income
Loans	$15,608	$14,376
Securities	1,041	986
Securities purchased under resale agreements	220	220
Deposits with banks	285	273
	17,154	15,855
Interest expense
Deposits	5,947	5,589
Subordinated debentures	381	369
Capital instruments	132	138
Other	691	745
	7,151	6,841
Net interest income	10,003	9,014
Net fee and commission revenues	6,274	5,727
Other operating income	3,424	2,569
Total revenue	19,701	17,310
Provision for credit losses	1,252	1,076
Operating expenses	10,403	9,481
Income before taxes	8,046	6,753
Income tax expense	1,580	1,423
Net income	$6,466	$5,330
Net income attributable to non-controlling interests	223	149
Non-controlling interests in subsidiaries	198	91
Capital instrument equity holders	25	58
Net income attributable to equity holders of the Bank	6,243	5,181
Preferred shareholders	220	216
Common shareholders	$6,023	$4,965
Earnings per common share (in dollars):
Basic	$5.31	$4.63
Diluted	$5.22	$4.53

Scotiabank Annual Report  2012      91

MANAGEMENT’S DISCUSSION AND ANALYSIS

T61 Consolidated Balance Sheet – CGAAP

	CGAAP

As at October 31 ($ millions)	2010	2009
Assets
Cash resources	$46,027	$43,278
Securities
Trading	64,684	58,067
Available-for-sale	47,228	55,699
Investment	–	–
Equity accounted investments	4,651	3,528
	116,563	117,294
Securities purchased under resale agreements	27,920	17,773
Loans
Residential mortgages	120,482	101,604
Personal and credit cards	62,548	61,048
Business and government	103,981	106,520
	287,011	269,172
Allowance for credit losses	2,787	2,870
	284,224	266,302
Other
Customers’ liability under acceptances	7,616	9,583
Derivative instruments(1)	26,852	25,992
Land, buildings and equipment	2,450	2,372
Other assets(1)	15,005	13,922
	51,923	51,869
	$526,657	$496,516
Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762
Business and government	210,687	203,594
Banks	22,113	23,063
	361,650	350,419
Other
Acceptances	7,616	9,583
Obligations related to securities sold under repurchase agreements	40,286	36,568
Obligations related to securities sold short	21,519	14,688
Derivative instruments(1)	31,990	28,806
Other liabilities(1)	28,947	24,682
	130,358	114,327

Subordinated debentures	5,939	5,944
Capital instrument liabilities	500	500
Shareholders’ equity
Preferred shares	3,975	3,710
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946
Retained earnings	21,932	19,916
Accumulated other comprehensive income (loss)	(4,051)	(3,800)
Total common shareholders’ equity	23,656	21,062
Total equity attributable to equity holders of the Bank	27,631	24,772
Non-controlling interests	579	554
Total shareholders’ equity	28,210	25,326
	$526,657	$496,516

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation for derivative accounting as the information is not readily available.

92      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2008	2007	2006	2005	2004	2003	2002

$37,318	$29,195	$23,376	$20,505	$17,155	$20,581	$20,273

48,292	59,685	62,490	50,007	43,056	42,899	34,592
38,823	28,426	–	–	–	–	–
–	–	32,870	23,285	15,576	20,141	21,439
920	724	142	167	141	152	163
88,035	88,835	95,502	73,459	58,773	63,192	56,194
19,451	22,542	25,705	20,578	17,880	22,648	32,262

115,084	102,154	89,590	75,520	69,018	61,646	56,295
50,719	41,734	39,058	34,695	30,182	26,277	23,363
125,503	85,500	76,733	62,681	57,384	64,313	77,181
291,306	229,388	205,381	172,896	156,584	152,236	156,839
2,626	2,241	2,607	2,469	2,696	3,217	3,430
288,680	227,147	202,774	170,427	153,888	149,019	153,409

11,969	11,538	9,555	7,576	7,086	6,811	8,399
44,810	21,960	12,098	12,867	15,488	15,308	15,821
2,449	2,061	2,103	1,836	1,823	1,944	2,101
14,913	8,232	7,893	6,777	7,119	6,389	7,921
74,141	43,791	31,649	29,056	31,516	30,452	34,242
$507,625	$411,510	$379,006	$314,025	$279,212	$285,892	$296,380

$118,919	$100,823	$93,450	$83,953	$79,020	$76,431	$75,558
200,566	161,229	141,072	109,389	94,125	93,541	93,830
27,095	26,406	29,392	24,103	22,051	22,700	26,230
346,580	288,458	263,914	217,445	195,196	192,672	195,618

11,969	11,538	9,555	7,576	7,086	6,811	8,399
36,506	28,137	33,470	26,032	19,428	28,686	31,881
11,700	16,039	13,396	11,250	7,585	9,219	8,737
42,811	24,689	12,869	13,004	16,002	14,758	15,500
31,063	21,138	24,799	18,983	13,785	14,145	15,678
134,049	101,541	94,089	76,845	63,886	73,619	80,195

4,352	1,710	2,271	2,597	2,615	2,661	3,878
500	500	750	750	2,250	2,500	2,225

2,860	1,635	600	600	300	300	300

3,829	3,566	3,425	3,317	3,229	3,141	3,002
18,549	17,460	15,843	14,126	13,239	11,747	10,398
(3,596)	(3,857)	(2,321)	(1,961)	(1,783)	(1,074)	102
18,782	17,169	16,947	15,482	14,685	13,814	13,502
21,642	18,804	17,547	16,082	14,985	14,114	13,802
502	497	435	306	280	326	662
22,144	19,301	17,982	16,388	15,265	14,440	14,464
$507,625	$411,510	$379,006	$314,025	$279,212	$285,892	$296,380

Scotiabank Annual Report  2012      93

MANAGEMENT’S DISCUSSION AND ANALYSIS

T62 Consolidated Statement of Income – CGAAP

	CGAAP

For the year ended October 31 ($ millions)	2010	2009
Interest income
Loans	$12,171	$13,973
Securities	4,227	4,090
Securities purchased under resale agreements	201	390
Deposits with banks	292	482
	16,891	18,935
Interest expenses
Deposits	6,768	8,339
Subordinated debentures	289	285
Capital instrument liabilities	37	37
Other	1,176	1,946
	8,270	10,607
Net interest income	8,621	8,328
Provision for credit losses	1,239	1,744
Net interest income after provision for credit losses	7,382	6,584
Other income	6,884	6,129
Net interest and other income	14,266	12,713
Non-interest expenses
Salaries and employee benefits	4,647	4,344
Other(1)	3,535	3,575
	8,182	7,919
Income before income taxes	6,084	4,794
Provision for income taxes	1,745	1,133
Net income	$4,339	$3,661
Net income attributable to non-controlling interests	100	114
Net income attributable to equity holders of the Bank	4,239	3,547
Preferred shareholders	201	186
Common shareholders	$4,038	$3,361
Average number of common shares outstanding (millions):
Basic	1,032	1,013
Diluted	1,034	1,016
Earnings per common share (in dollars):
Basic	$3.91	$3.32
Diluted	$3.91	$3.31
Dividends per common share (in dollars)	$1.96	$1.96

(1)	Other non-interest expenses include a loss on disposal of subsidiary operations in 2003 and 2002 of $31 and $237, respectively.

94      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2008	2007	2006	2005	2004	2003	2002

$15,832	$13,985	$11,575	$9,236	$8,480	$9,073	$9,635
4,615	4,680	4,124	3,104	2,662	2,859	3,087
786	1,258	1,102	817	594	872	1,073
1,083	1,112	881	646	441	442	573
22,316	21,035	17,682	13,803	12,177	13,246	14,368

12,131	10,850	8,589	5,755	4,790	5,222	5,519
166	116	130	134	112	139	203
37	53	53	53	164	182	158
2,408	2,918	2,502	1,990	1,410	1,735	1,971
14,742	13,937	11,274	7,932	6,476	7,278	7,851
7,574	7,098	6,408	5,871	5,701	5,968	6,517
630	270	216	230	390	893	2,029
6,944	6,828	6,192	5,641	5,311	5,075	4,488
4,302	5,392	4,800	4,529	4,320	4,015	3,942
11,246	12,220	10,992	10,170	9,631	9,090	8,430

4,109	3,983	3,768	3,488	3,452	3,361	3,344
3,187	3,011	2,675	2,555	2,410	2,370	2,630
7,296	6,994	6,443	6,043	5,862	5,731	5,974
3,950	5,226	4,549	4,127	3,769	3,359	2,456
691	1,063	872	847	786	777	594
$3,259	$4,163	$3,677	$3,280	$2,983	$2,582	$1,862
119	118	98	71	75	160	154
3,140	4,045	3,579	3,209	2,908	2,422	1,708
107	51	30	25	16	16	16
$3,033	$3,994	$3,549	$3,184	$2,892	$2,406	$1,692

987	989	988	998	1,010	1,010	1,009
993	997	1,001	1,012	1,026	1,026	1,026

$3.07	$4.04	$3.59	$3.19	$2.87	$2.38	$1.68
$3.05	$4.01	$3.55	$3.15	$2.82	$2.34	$1.65
$1.92	$1.74	$1.50	$1.32	$1.10	$0.84	$0.73

Scotiabank Annual Report  2012      95

MANAGEMENT’S DISCUSSION AND ANALYSIS

T63 Consolidated Statement of Changes in Equity

	IFRS

For the year ended October 31 ($ millions)	2012(1)	2011(1)
Common shares:
Balance at beginning of year	$8,336	$5,750
Issued	4,803	2,586
Purchased for cancellation	–	–
Balance at end of year	13,139	8,336
Retained earnings
Balance at beginning of year (CGAAP)	–	21,932
IFRS adjustment	–	(6,248)
Balance at beginning of year (IFRS)	18,421	15,684
Adjustments	–	–
Net income attributable to common shareholders of the Bank(2)	6,023	4,965
Dividends: Preferred(3)	–	–
Common	(2,493)	(2,200)
Purchase of shares and premium on redemption	8	–
Other	19	(28)
Balance at end of year	21,978	18,421
Accumulated other comprehensive income (loss)
Balance at beginning of year (CGAAP)	–	(4,051)
IFRS adjustment	–	4,320
Balance at beginning of year (IFRS)	(497)	269
Cumulative effect of adopting new accounting policies	–	–
Other comprehensive income (loss)	466	(766)
Balance at end of year	(31)	(497)
Other reserves(4):
Balance at beginning of year	96	25
Share-based payments	38	46
Other	32	25
Balance at end of year	166	96
Total common equity	35,252	26,356
Preferred shares
Balance at beginning of year	4,384	3,975
Net attributable to preferred shareholders of the Bank(2)	220	216
Preferred dividends(3)	(220)	(216)
Issued	–	409
Balance at end of year	4,384	4,384
Non-controlling interests
Balance at beginning of year (CGAAP)	–	579
IFRS adjustment	–	936
Balance at beginning of year (IFRS)	1,500	1,515
Net income attributable to non-controlling interests	198	154
Distributions to non-controlling interests	(159)	(181)
Effect of foreign exchange and others	204	12
Balance at end of year	1,743	1,500
Total equity at end of year	$41,379	$32,240

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS). Amounts prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP).
(2)	Under CGAAP, amounts represent net income attributable to common and preferred shareholders of the Bank.
(3)	Under IFRS, preferred dividends are recorded as a reduction to preferred shareholders’ equity. Under CGAAP, dividends are a reduction to retained earnings.
(4)	Under CGAAP, amounts represents Contributed Surplus.
(5)	Relates to the adoption of new financial instruments accounting standards under CGAAP.
(6)	Relates to the adoption of new stock-based compensation accounting standard under CGAAP.
(7)	Relates to the adoption of new goodwill accounting standard under CGAAP.
(8)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments under CGAAP.

T64 Consolidated Statement of Comprehensive Income

	IFRS

For the year ended October 31 ($ millions)	2012(1)	2011(1)
Net income	$6,466	$5,330
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation gains (losses)	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	116	105
Other comprehensive income from investments in associates	25	–
Other comprehensive income (loss)	441	(761)
Comprehensive income	$6,907	$4,569
Comprehensive income attributable to:
Common shareholders of the Bank	6,489	4,199
Preferred shareholders of the Bank	220	216
Non-controlling interests in subsidiaries	173	96
Capital instrument equity holders	25	58
	$6,907	$4,569

(1)	Amounts for 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards. Amounts for periods prior to 2011 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

96      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007		2006		2005	2004	2003	2002

4,946	3,829	3,566	3,425		3,316		3,228	3,140	3,002	2,920
804	1,117	266	184		135		172	117	163	101
–	–	(3)	(43)		(26)		(84)	(29)	(25)	(19)
5,750	4,946	3,829	3,566		3,425		3,316	3,228	3,140	3,002

19,916	18,549	17,460	15,843		14,126		13,239	11,747	10,398	9,674
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
–	–	–	(61	)(5)	(25	)(6)	–	–	–	(76	)(7)
4,239	3,547	3,140	4,045		3,579		3,209	2,908	2,422	1,708
(201)	(186)	(107)	(51)		(30)		(25)	(16)	(16)	(16)
(2,023)	(1,990)	(1,896)	(1,720)		(1,483)		(1,317)	(1,110)	(849)	(732)
–	–	(37)	(586)		(324)		(973)	(290)	(201)	(154)
1	(4)	(11)	(10)		–		(7)	–	(7)	(6)
21,932	19,916	18,549	17,460		15,843		14,126	13,239	11,747	10,398

(3,800)	(3,596)	(3,857)	(2,321)		(1,961)		(1,783)	(1,074)	102	239
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
–	595 (8)	–	683		–		–	–	–	–
(251)	(799)	261	(2,219)		(360)		(178)	(709)	(1,176)	(137)
(4,051)	(3,800)	(3,596)	(3,857)		(2,321)		(1,961)	(1,783)	(1,074)	102

–	–	–	–		1		1	1	–	–
25	–	–	–		(1)		–	–	1	–
–	–	–	–		–		–	–	–	–
25	–	–	–		–		1	1	1	–
23,656	21,062	18,782	17,169		16,947		15,482	14,685	13,814	13,502

3,710	2,860	1,635	600		600		300	300	300	300
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
265	850	1,225	1,035		–		300	–	–	–
3,975	3,710	2,860	1,635		600		600	300	300	300

554	502	N/A	N/A		N/A		N/A	N/A	N/A	N/A
–	–	–	–		–		–	–	–	–
–	–	–	–		–		–	–	–	–
100	114	N/A	N/A		N/A		N/A	N/A	N/A	N/A
(35)	(36)	N/A	N/A		N/A		N/A	N/A	N/A	N/A
(40)	(26)	N/A	N/A		N/A		N/A	N/A	N/A	N/A
579	554	502	497		435		306	280	326	662
$28,210	$25,326	$22,144	$19,301		$17,982		$16,388	$15,265	$14,440	$14,464

CGAAP

2010	2009	2008	2007	2006	2005	2004	2003	2002
$4,339	$3,661	$3,259	$4,163	$3,677	$3,280	$2,983	$2,582	$1,862

(591)	(1,736)	2,368	(2,228)	(360)	(178)	(709)	(1,176)	(137)
278	894	(1,588)	(67)	–	–	–	–	–
62	43	(519)	76	–	–	–	–	–
–	–	–	–	–	–	–	–	–
(251)	(799)	261	(2,219)	(360)	(178)	(709)	(1,176)	(137)
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274	$1,406	$1,725

3,787	2,562	3,294	1,775	3,189	3,006	2,183	1,230	1,555
201	186	107	51	30	25	16	16	16
100	114	119	118	98	71	75	160	154
–	–	–	–	–	–	–	–	–
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274	$1,406	$1,725

Scotiabank Annual Report  2012      97

MANAGEMENT’S DISCUSSION AND ANALYSIS

T65 Other statistics

	IFRS

For the year ended October 31	2012(1)	2011(1)
Operating performance
Basic earnings per share ($)	5.31	4.63
Diluted earnings per share ($)	5.22	4.53
Return on equity (%)(2)	19.7	20.3
Productivity ratio (%)(TEB(2))	52.0	53.9
Return on assets (%)	0.98	0.91
Core banking margin (%)(TEB(2))	2.32	2.32
Banking margin on average total assets (%)(TEB(2))	2.10	2.11
Net interest margin on total average assets (%)(TEB(2))	N/A	N/A
Capital measures(3)
Tier 1 capital ratio (%)	13.6	12.2
Total capital ratio (%)	16.7	13.9
Tangible common equity to risk-weighted assets(2)(%)	11.3	9.6
Assets-to-capital multiple	15.0	16.6
Common share information
Share price ($):
High	57.18	61.28
Low	47.54	49.00
Close	54.25	52.53
Number of shares outstanding (millions)	1,184	1,089
Dividends per share ($)	2.19	2.05
Dividend yield (%)(4)	4.2	3.7
Price to earnings multiple(5)	10.2	11.3
Book value per common share ($)	29.76	24.20
Other information
Average total assets ($ millions)	659,535	586,101
Number of branches and offices	3,123	2,926
Number of employees	81,497	75,362
Number of automated banking machines	7,341	6,260

(1)	Financial ratios for 2012 and 2011 are based on amounts prepared in accordance with International Financial Reporting Standards (IFRS). The financial ratios prior to 2011 are based on amounts prepared in accordance with Canadian Generally Accepted Accounting Principles. Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Non-GAAP measure. Refer to non-GAAP measures on page 17.
(3)	Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods are determined in accordance with Basel I rules.
(4)	Based on the average of the high and low common share price for the year.
(5)	Based on the closing common share price.

98      2012  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007	2006	2005	2004	2003	2002

3.91	3.32	3.07	4.04	3.59	3.19	2.87	2.38	1.68
3.91	3.31	3.05	4.01	3.55	3.15	2.82	2.34	1.65
18.3	16.7	16.7	22.0	22.1	20.9	19.9	17.6	13.0
51.8	53.7	59.4	53.7	55.3	56.3	56.9	55.9	55.7
0.84	0.71	0.72	1.03	1.05	1.06	1.05	0.89	0.63
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
1.73	1.68	1.75	1.89	1.95	2.00	2.10	2.16	2.29

11.8	10.7	9.3	9.3	10.2	11.1	11.5	10.8	9.9
13.8	12.9	11.1	10.5	11.7	13.2	13.9	13.2	12.7
9.7	8.3	6.6	7.4	8.3	9.3	9.7	8.8	8.3
17.0	16.6	18.0	18.2	17.1	15.1	13.8	14.4	14.5

55.76	49.19	54.00	54.73	49.80	44.22	40.00	33.70	28.10
44.12	23.99	35.25	46.70	41.55	36.41	31.08	22.28	21.01
54.67	45.25	40.19	53.48	49.30	42.99	39.60	32.74	22.94
1,043	1,025	992	984	990	990	1,009	1,011	1,008
1.96	1.96	1.92	1.74	1.50	1.32	1.10	0.84	0.73
3.9	5.4	4.3	3.4	3.3	3.3	3.1	3.0	3.0
14.0	13.6	13.1	13.2	13.7	13.5	13.8	13.8	13.7
22.68	20.55	18.94	17.45	17.13	15.64	14.56	13.67	13.39

515,991	513,149	455,539	403,475	350,709	309,374	283,986	288,513	296,852
2,784	2,686	2,672	2,331	2,191	1,959	1,871	1,850	1,847
70,772	67,802	69.049	58,113	54,199	46,631	43,928	43,986	44,633
5,978	5,778	5,609	5,283	4,937	4,449	4,219	3,918	3,693

Scotiabank Annual Report  2012      99

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Report on Internal Control Over Financial Reporting

The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2012, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Rick Waugh	Sean McGuckin
Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Canada

December 7, 2012

Report of Independent Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank of Nova Scotia’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on The Bank of Nova Scotia’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Bank of Nova Scotia maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of The Bank of Nova Scotia as at October 31, 2012, October 31, 2011 and November 1, 2010 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended October 31, 2012 and October 31, 2011 and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 7, 2012 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 7, 2012

100      2012  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

102	Management’s Responsibility for Financial Information

103	Independent Auditors’ Report of Registered Public Accounting Firm

104	Consolidated Statement of Financial Position

105	Consolidated Statement of Income

106	Consolidated Statement of Comprehensive Income

107	Consolidated Statement of Changes in Equity

108	Consolidated Statement of Cash Flows

109	Notes to the 2012 Consolidated Financial Statements

Scotiabank Annual Report  2012      101

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2012, October 31, 2011 and November 1, 2010 and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2012 and October 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh

Chief Executive Officer

Toronto, Canada

December 7, 2012

Sean McGuckin

Executive Vice-President

and Chief Financial Officer

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CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited the accompanying consolidated financial statements of The Bank of Nova Scotia, which comprise the consolidated statements of financial position as at October 31, 2012, October 31, 2011 and November 1, 2010, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended October 31, 2012 and October 31, 2011 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Bank of Nova Scotia as at October 31, 2012, October 31, 2011, and November 1, 2010 and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2012 and October 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 7, 2012 expressed an unmodified (unqualified) opinion on the effectiveness of The Bank of Nova Scotia’s internal control over financial reporting.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 7, 2012

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
			As at		Opening as at
($ millions)	Note		October 31 2012	October 31 2011	November 1 2010
Assets
Cash and deposits with banks	5		$54,804	$45,222	$40,231
Precious metals			12,387	9,249	6,497
Trading assets
Securities	7	(a)	74,639	62,192	61,987
Loans	7	(b)	12,857	13,607	11,427
Other			100	–	–
			87,596	75,799	73,414
Financial assets designated at fair value through profit or loss	8		197	375	823
Securities purchased under resale agreements			47,354	34,582	27,920
Derivative financial instruments	9		30,327	37,322	26,908
Investment securities	10		33,361	30,176	31,381
Loans	11
Residential mortgages			175,630	161,685	152,324
Personal and credit cards			68,277	63,317	63,531
Business and government			123,828	105,260	94,811
			367,735	330,262	310,666
Allowance for credit losses	13	(b)	2,969	2,689	2,630
			364,766	327,573	308,036
Other
Customers’ liability under acceptances			8,932	8,172	7,616
Property and equipment	15		2,260	2,504	2,398
Investments in associates	16		4,760	4,434	4,635
Goodwill and other intangible assets	17		8,692	7,639	3,661
Deferred tax assets	30	(c)	1,936	2,214	2,976
Other assets	18		10,672	9,162	7,474
			37,252	34,125	28,760
			$668,044	$594,423	$543,970
Liabilities
Deposits	20
Personal			$138,051	$133,025	$128,850
Business and government			295,588	266,965	233,349
Banks			29,970	21,345	22,113
			463,609	421,335	384,312
Other
Acceptances			8,932	8,172	7,616
Obligations related to securities sold short			18,622	15,450	21,519
Derivative financial instruments	9		35,299	40,236	31,438
Obligations related to securities sold under repurchase agreements			56,949	38,216	32,788
Subordinated debentures	22		10,143	6,923	6,939
Capital instruments	23		1,358	2,003	2,415
Other liabilities	24		31,753	29,848	29,725
			163,056	140,848	132,440
			626,665	562,183	516,752
Equity
Common equity
Common shares	26		13,139	8,336	5,750
Retained earnings			21,978	18,421	15,684
Accumulated other comprehensive income (loss)			(31)	(497)	269
Other reserves			166	96	25
Total common equity			35,252	26,356	21,728
Preferred shares	27		4,384	4,384	3,975
Total equity attributable to equity holders of the Bank			39,636	30,740	25,703
Non-controlling interests
Non-controlling interests in subsidiaries	34	(b)	966	626	559
Capital instrument equity holders	23		777	874	956
			41,379	32,240	27,218
			$668,044	$594,423	$543,970

John T. Mayberry	Rick Waugh
Chairman of the Board	Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note	2012	2011
Revenue
Interest income
Loans		$15,608	$14,376
Securities		1,041	986
Securities purchased under resale agreements		220	220
Deposits with banks		285	273
		17,154	15,855
Interest expense
Deposits		5,947	5,589
Subordinated debentures		381	369
Capital instruments		132	138
Other		691	745
		7,151	6,841
Net interest income		10,003	9,014
Fee and commission revenues
Banking	35	3,215	2,872
Wealth management	35	2,170	1,963
Underwriting and other advisory		493	492
Non-trading foreign exchange		365	349
Other		293	267
		6,536	5,943
Fee and commission expenses		262	216
Net fee and commission revenues		6,274	5,727
Other operating income
Trading revenues	36	1,316	830
Net gain on investment securities	10(d)	185	285
Net income from investments in associated corporations	16	442	433
Insurance underwriting income, net of claims		388	294
Other		1,093	727
		3,424	2,569
Total revenue		19,701	17,310
Provision for credit losses	13(b)	1,252	1,076
		18,449	16,234
Operating expenses
Salaries and employee benefits		5,749	5,358
Premises and technology		1,607	1,446
Depreciation and amortization		450	413
Communications		373	344
Advertising and business development		450	427
Professional		340	262
Business and capital taxes		248	183
Other		1,186	1,048
		10,403	9,481
Income before taxes		8,046	6,753
Income tax expense		1,580	1,423
Net income		$6,466	$5,330
Net income attributable to non-controlling interests		$223	$149
Non-controlling interests in subsidiaries	34(b)	198	91
Capital instrument equity holders		25	58
Net income attributable to equity holders of the Bank		6,243	5,181
Preferred shareholders		220	216
Common shareholders		$6,023	$4,965
Earnings per common share (in dollars)(1):
Basic	37	$5.31	$4.63
Diluted	37	$5.22	$4.53

(1)	The calculation of earnings per share is based on full dollar and share amounts.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2012	2011
Net income	$6,466	$5,330
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	85	(726)
Net gains (losses) on hedges of net investments in foreign operations	(33)	47
Income tax expense (benefit)	(97)	18
	149	(697)
Net change in unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	331	(107)
Reclassification of net (gains) losses to net income	(176)	(112)
Income tax expense (benefit)	4	(50)
	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	32	91
Reclassification of net (gains) losses to net income	124	57
Income tax expense (benefit)	40	43
	116	105
Other comprehensive income from investments in associates	25	–
Other comprehensive income (loss)	441	(761)
Comprehensive income	$6,907	$4,569

Comprehensive income attributable to non-controlling interests	$198	$154
Non-controlling interests in subsidiaries	173	96
Capital instrument equity holders	25	58
Comprehensive income attributable to equity holders of the Bank	6,709	4,415
Preferred shareholders	220	216
Common shareholders	$6,489	$4,199

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)								Non-controlling interests
($ millions)	Common shares (Note 26)	Retained earnings(1)	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves(2)	Total common equity	Preferred shares (Note 27)	Total common and preferred equity	Non- controlling interests in subsidiaries (Note 34(b))	Capital instrument equity holders (Note 23)	Total
Balance as at November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Net income	–	6,023	–	–	–	–	–	6,023	220	6,243	198	25	6,466
Other comprehensive income (loss)	–	–	169	156	116	25	–	466	–	466	(25)	–	441
Total comprehensive income	$–	$6,023	$169	$156	$116	$25	$–	$6,489	$220	$6,709	$173	$25	$6,907
Shares issued	4,803	8	–	–	–	–	(26)	4,785	–	4,785	–	–	4,785
Common dividends paid	–	(2,493)	–	–	–	–	–	(2,493)	–	(2,493)	–	–	(2,493)
Preferred dividends paid	–	–	–	–	–	–	–	–	(220)	(220)	–	–	(220)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(44)	(115)	(159)
Share-based payments	–	–	–	–	–	–	38	38	–	38	–	–	38
Other	–	19	–	–	–	–	58 (3)	77	–	77	211 (4)	(7)	281
Balance as at October 31, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379

Balance as at November 1, 2010	$5,750	$15,684	$–	$616	$(357)	$10	$25	$21,728	$3,975	$25,703	$559	$956	$27,218
Net income	–	4,965	–	–	–	–	–	4,965	216	5,181	91	58	5,330
Other comprehensive income (loss)	–	–	(697)	(175)	106	–	–	(766)	–	(766)	5	–	(761)
Total comprehensive income	$–	$4,965	$(697)	$(175)	$106	$–	$–	$4,199	$216	$4,415	$96	$58	$4,569
Shares issued	2,586	–	–	–	–	–	(11)	2,575	409	2,984	–	–	2,984
Common dividends paid	–	(2,200)	–	–	–	–	–	(2,200)	–	(2,200)	–	–	(2,200)
Preferred dividends paid	–	–	–	–	–	–	–	–	(216)	(216)	–	–	(216)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(41)	(140)	(181)
Share-based payments	–	–	–	–	–	–	46	46	–	46	–	–	46
Other	–	(28)	–	–	–	–	36	8	–	8	12 (4)	–	20
Balance as at October 31, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240

(1)	Includes undistributed retained earnings of $38 (2011 – $34) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments. See Note 29.
(3)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares. See Note 29.
(4)	Includes changes to non-controlling interests arising from business combinations and divestures.

The accompanying notes are an integral part of these consolidated financial statements

Scotiabank Annual Report  2012      107

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2012	2011
Cash flows from operating activities
Net income	$6,466	$5,330
Adjustment for:
Net interest income	(10,003)	(9,014)
Depreciation and amortization	450	413
Acquisition-related gains	–	(286)
Provisions for credit losses	1,252	1,076
Equity-settled share-based payment expense	38	46
Net gain on investment securities	(185)	(285)
Net income from investments in associated corporations	(442)	(433)
Gain on sale of property and equipment	(864)	(5)
Provision for income taxes	1,580	1,423
Changes in operating assets and liabilities:
Trading assets	(11,976)	(2,758)
Securities purchased under resale agreements	(13,322)	(7,462)
Loans	(33,351)	(22,250)
Deposits	36,878	38,997
Obligations related to securities sold short	3,560	(5,939)
Obligations related to assets sold under repurchase agreements	18,936	6,206
Net derivative financial instruments	2,206	(1,422)
Other, net	(2,070)	1,393
Dividends received	1,026	1,583
Interest received	16,224	17,535
Interest paid	(7,293)	(10,139)
Income tax paid	(1,041)	(1,304)
Net cash from/(used in) operating activities	8,069	12,705
Cash flows from investing activities
Interest-bearing deposits with banks	(8,475)	(4,174)
Purchase of investment securities	(34,856)	(30,440)
Proceeds from sale and maturity of investment securities	31,780	31,889
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(458)	(544)
Proceeds from disposal of real estate assets	1,407	–
Other property and equipment, net of disposals	(434)	(371)
Other, net	(298)	(4,167)
Net cash from/(used in) investing activities	(11,334)	(7,807)
Cash flows from financing activities
Proceeds from subordinated debentures	3,250	–
Redemption of subordinated debentures	(20)	–
Redemption of capital instruments	(750)	(500)
Proceeds from common shares issued	4,200	736
Cash dividends paid	(2,713)	(2,416)
Distributions to non-controlling interests	(159)	(181)
Other, net	287	(1,914)
Net cash from/(used in) financing activities	4,095	(4,275)
Effect of exchange rate changes on cash and cash equivalents	(88)	(59)
Net change in cash and cash equivalents	742	564
Cash and cash equivalents at beginning of year(1)	4,294	3,730
Cash and cash equivalents at end of year(1)	$5,036	$4,294

(1)	Represents cash and non-interest bearing deposits with banks (Refer to note 5).

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Notes to the 2012

Consolidated Financial Statements

Page	Note

110	1.	Reporting entity

110	2.	Basis of preparation

110	3.	Significant accounting policies

121	4.	Future accounting developments

122	5.	Cash and deposits with banks

122	6.	Fair value of financial instruments

127	7.	Trading assets

127	8.	Financial instruments designated at fair value through profit or loss

128	9.	Derivative financial instruments

133	10.	Investment securities

135	11.	Loans

137	12.	Securitization

137	13.	Impaired loans and allowance for credit losses

138	14.	Special purpose entities

140	15.	Property and equipment

141	16.	Investments in associates

141	17.	Goodwill and other intangible assets

143	18.	Other assets

143	19.	Leases

144	20.	Deposits

Page	Note

144	21.	Covered bond program

145	22.	Subordinated debentures

145	23.	Capital instruments

147	24.	Other liabilities

147	25.	Provisions

147	26.	Common shares

148	27.	Preferred shares

150	28.	Capital management

151	29.	Share-based payments

155	30.	Corporate income taxes

157	31.	Employee benefits

159	32.	Operating segments

162	33.	Related party transactions

163	34.	Principal subsidiaries and non-controlling interests in subsidiaries

164	35.	Fee and commission revenues

164	36.	Trading revenues

165	37.	Earnings per share

165	38.	Guarantees and commitments

167	39.	Financial instruments – risk management

176	40.	Business combinations

178	41.	Events after the Consolidated Statement of Financial Position date

178	42.	First-time adoption of IFRS

Scotiabank Annual Report  2012      109

CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2	Basis of preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). With the Canadian Accounting Standards Board adopting IFRS as issued by the IASB effective January 1, 2011, IFRS replaced CGAAP as the financial reporting framework for all publicly accountable enterprises including the Bank. As these are the Bank’s first consolidated financial statements that have been presented under IFRS, they were prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

An explanation for how the transition from IFRS has affected the reported financial position, financial performance and cash flows of the Bank is provided in Note 42, First-time adoption of IFRS. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under previous CGAAP to those reported for those periods and at the date of transition under IFRS.

The consolidated financial statements for the year ended October 31, 2012 have been approved for issue by the Board of Directors on December 7, 2012.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

—	Financial assets and liabilities held-for-trading
—	Financial assets and liabilities designated at fair value through profit or loss
—	Derivative financial instruments
—	Available-for-sale investment securities

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of special purpose entities, de facto control of other entities, hedge accounting, and provisions. Actual results could differ from these and other estimates.

3	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS Consolidated Statement of Financial Position as at November 1, 2010 for the purpose of the transition to IFRS, unless otherwise stated.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint ventures. The Bank’s subsidiaries can be classified as entities controlled through voting interests or special purpose entities (SPEs).

The Bank consolidates a subsidiary from the date it obtains control. Control is defined as the power to govern the financial and operating policies so as to obtain benefits from the entity’s activities.

Non-controlling interests, including capital instrument equity holders, are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to common and preferred shareholders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

—	by virtue of an agreement, over more than half of the voting rights;
—	to govern the financial and operating policies of the entity under a statute or an agreement;
—	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
—

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

110      2012  Scotiabank Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

Special purpose entities

SPEs are designed to accomplish certain well-defined objectives. The Bank may become involved with SPEs either at the formation stage or at a later date. The following circumstances may indicate a relationship in which the Bank controls an SPE and therefore should consolidate the SPE:

—	the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
—

the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

—	the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or
—	the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The Bank consolidates all SPEs that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

Associates and joint ventures

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank may also be able to exercise significant influence through board representation. The effects of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and each party is entitled to its share of the profit or loss of the activities of the joint venture.

Investments in associates and joint ventures are recognized initially at cost. Investments in associates and joint ventures are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and certain other movements in equity of the associates and joint ventures.

Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated against the investment in associates and joint ventures to the extent of the Bank’s interest in the investee.

Investments in associates and joint ventures are evaluated for impairment at the end of each financial reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment. When a decline in value of an investment in associate or joint venture is due to impairment, the carrying value of the investment is adjusted to reflect its recoverable amount with an impairment loss recognized in net income from investments in associated corporations in the Consolidated Statement of Income.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in other operating income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank, which are translated using historical rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Income. Any foreign currency exchange gains or losses on non-monetary items are recognized in the Consolidated Statement of Comprehensive Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Comprehensive Income.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. On disposal of a foreign subsidiary, resulting in a loss of control, translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income. The Bank applies the step method to determine the amount of unrealized foreign currency translation balances in the Bank’s accumulated other comprehensive income to be reclassified into the Bank’s consolidated net income when a foreign operation is disposed.

Financial assets and liabilities

Date of recognition

The Bank initially recognizes loans, deposits, subordinated debentures and debt securities issued on the date at which they are originated or purchased. Regular-way purchases and sales of financial assets, other than loans and receivables, are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Initial classification and measurement

The classification of financial assets and liabilities at initial recognition depends on the purpose and intention for which the financial assets are acquired and liabilities issued and their characteristics. The initial measurement of a financial asset or liability is at fair value.

Determination of fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms length transaction, other than in a forced or liquidation sale. The best evidence of fair value is bid or ask prices for financial instruments that are quoted in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

Inception gains and losses are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract or until the valuation inputs become observable.

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Derecognition of financial assets and liabilities

Derecognition of financial assets

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third party; and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third party.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the assets is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued through non-consolidated special purpose entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is currently a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Cash and deposits with banks

Cash and deposits with banks comprises of cash, cash equivalents, demand deposits with banks, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value and may carry restrictions in certain circumstances. These investments are those with less than three months’ maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in fair value less costs to sell are credited or charged to other operating income – trading revenues in the Consolidated Statement of Income.

Interest income and expenses, related to these assets and liabilities, are recorded in interest income – other and interest expense – other, respectively.

Trading assets and liabilities

Trading assets and liabilities are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income. Gains and losses realized on disposal and unrealized gains (losses) due to fair value changes on trading assets and liabilities, other than certain derivatives, are recognized as part of other operating income – trading revenues in the Consolidated Statement of Income. Trading assets and liabilities are not reclassified subsequent to their initial recognition.

Financial assets and liabilities designated at fair value through profit or loss

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition or on transition to IFRS. The Bank may only designate an instrument at fair value through profit or loss when one of the following criteria is met, and designation is determined on an instrument by instrument basis:

—

The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

—

The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed together and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and the information about the group is provided to key management personnel and it can be demonstrated that significant financial risks are eliminated or significantly reduced; or

—	The financial instrument contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at fair value through profit or loss are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value, are recorded in other operating income – other in the Consolidated Statement of Income. Dividends and interest earned or incurred are also recorded in other operating income – other in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing arrangements and are recorded at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the

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securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in other operating income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. Cash advanced or received as collateral is recorded as an asset or liability. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in other operating income – trading revenues, in the Consolidated Statement of Income.

Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative financial instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative financial instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in other operating income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in other operating income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as other operating income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Investment securities

Investment securities are comprised of available-for-sale and held-to-maturity securities.

Available-for-sale investment securities

Available-for-sale investment securities include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Available-for-sale investment securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income. When realized, these gains and losses are reclassified from the Consolidated Statement of Comprehensive Income and recorded in the Consolidated Statement of Income on an average cost basis. For non-monetary investment securities designated as available-for-sale, the gain or loss recognized in other comprehensive income includes any related foreign exchange gains or losses. Foreign exchange gains and losses that relate to the amortized cost of an available-for-sale debt security are recognized in the Consolidated Statement of Income.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method.

Transaction costs on available-for-sale investment securities are initially capitalized and then recognized as part of the net realized gain/loss on subsequent sale of the instrument in the Consolidated Statement of Income.

Held-to-maturity investment securities

Held-to-maturity investment securities are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity, and which do not meet the definition of a loan, are not held-for-trading, and are not designated at fair value through profit or loss or as available-for-sale. After initial measurement, held-to-maturity investment securities are carried at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. The amortization is included in interest income – securities in the Consolidated Statement of Income.

A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Bank from classifying investment securities as held-to-maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

—	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;
—	Sales or reclassifications after the Bank has collected substantially all of the asset’s original principal; or
—	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not have been reasonably anticipated.

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting period, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

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In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the carrying value of the security continues to reflect fair value. Losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

Loans

Loans include loans and advances originated or purchased by the Bank which are not classified as held-for-trading, held-to-maturity or designated at fair value. Debt securities, which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market, are also classified as loans.

Loans originated by the Bank are recognized when cash is advanced to a borrower. Loans purchased are recognized when cash consideration is paid by the Bank. Loans are measured at amortized cost using the effective interest method, less any impairment losses. Loans are stated net of allowance for credit losses.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark adjustments and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

An aggregate credit mark adjustment is established to capture management’s best estimate of cash flow shortfalls on the loans over their life time as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark and a future expected loss mark.

For individually assessed loans, the credit mark established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine expected losses at the date of acquisition. The portfolio approach will result in both an incurred loss mark and a future expected loss mark. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio and an increase in expected cash flows will result in recovery in provision for credit losses in the Consolidated Statement of Income while any cash flows lower than expected will result in an additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans winds down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A net charge is recorded if the actual losses exceed the amortized amounts.

Loan impairment and allowance for credit losses

The Bank considers a loan to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the date of initial recognition of the loan and the loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Objective evidence is represented by observable data that comes to the attention of the Bank and includes events that indicate:

—	significant financial difficulty of the borrower;
—	a default or delinquency in interest or principal payments;
—	a high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
—	a measurable decrease in the estimated future cash flows from loan or the underlying assets that back the loan.

If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off. Losses expected as a result of future events, are not recognized.

The Bank considers evidence of impairment for loans and advances at both an individual and collective level.

Individual impairment allowance

For all loans that are considered individually significant, the Bank assesses on a case-by-case basis at each reporting period whether an individual allowance for loan losses is required.

For those loans where objective evidence of impairment exists and the Bank has determined the loan to be impaired, impairment losses are determined based on the Bank’s aggregate exposure to the customer considering the following factors:

—	the customer’s ability to generate sufficient cash flow to service debt obligations;

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—	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Bank and the likelihood of other creditors continuing to support the company;
—	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident; and
—	the realizable value of security (or other credit mitigants) and likelihood of successful repossession.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. This results in interest income being recognized using the original effective interest rate.

Collective impairment allowance

For loans that have not been individually assessed as being impaired, the Bank pools them into groups to assess them on a collective basis. Collective allowances are calculated for impaired loans and performing loans. Allowances related to performing loans estimate probable incurred losses that are inherent in the portfolio but have not yet been specifically identified as impaired.

Impaired loans

Retail loans represented by residential mortgages, credit cards and other personal loans are considered by the Bank to be homogeneous groups of loans that are not considered individually significant. All homogeneous groups of loans are assessed for impairment on a collective basis.

A roll rate methodology is used to determine impairment losses on a collective basis for these loans because individual loan assessment is impracticable. Under this methodology, loans with similar credit characteristic are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events not identifiable on an individual loan basis. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Bank adopts a basic formulaic approach based on historical loss rate experience.

Performing loans

Over and above the individually assessed and retail roll rate allowances, loans that were subject to individual assessment for which no evidence of impairment existed, are grouped together according to their credit risk characteristics for the purpose of reassessing them on a collective basis. This reflects impairment losses that the Bank has incurred as a result of events that have occurred but where the individual loss has not been identified.

The collective impairment allowance for such loans is determined after taking into account:

—	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
—	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
—

management’s experienced judgment as to whether current economic and credit conditions are such that the actual level of inherent losses at the reporting date is likely to be greater or less than that suggested by historical experience. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

Provision for credit losses on off-balance sheet positions

A provision is set up for the Bank’s off-balance sheet positions and recorded in other liabilities on the Consolidated Statement of Financial Position. The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any change in the provision is recorded in the Consolidated Statement of Income as provision for credit losses.

Write-off of loans

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Reversals of impairment

If the amount of an impairment loss related to loans decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognized in the provision for credit losses in the Consolidated Statement of Income.

Restructured loans

Restructured loans include loans where the Bank has renegotiated the original terms of a loan by granting a concession to the borrower (“concessions”). These concessions include interest rate adjustments, deferral or extension of principal or interest payments and forgiveness of a portion of principal or interest. Once the terms of the loan have been renegotiated and agreed upon with the borrower the loan is considered a restructured loan. The investment in the loan is reduced as of the date of the restructuring to the amount of the net cash flows receivable under the modified terms, discounted at the effective interest rate inherent in the loan. The loan is no longer considered past due and the reduction in the carrying value of the loan is recognized as a charge for loan impairment in the Consolidated Statement of Income in the period in which the loan is restructured. In other cases, restructuring may be considered substantial enough to result in recognition of a new loan.

Customer’s liability under acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Statement of Financial Position. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in fee and commission revenues – banking fees in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items. Hedge ineffectiveness is measured and recorded in other operating income – other in the Consolidated Statement of Income.

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There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include available-for-sale debt and equity securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency liabilities.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues. Hedged items include available-for-sale debt securities, loans, deposit liabilities and highly probable forecasted revenues. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency forwards.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment is recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings, (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, building fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – term of lease plus one renewal period up to a maximum of 15 years. Depreciation expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted if appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in other operating income – other in the Consolidated Statement of Income, in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position using the cost model.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of

40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

The Bank engages, as appropriate, external real estate experts to determine the fair value of the investment property for disclosure purposes by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Assets held-for-sale

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or held-for-use.

The assets are considered to be held-for-sale where their carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset acquired is recorded in other assets at the lower of its fair value (less cost to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held-for-sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recognized in the Consolidated Statement of Income, in other operating income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in other operating income, together with any realized gains or losses on disposal.

If the acquired asset does not meet the requirement to be considered as held-for-sale, the asset is considered to be held-for-use, measured initially at cost and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair values of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in other operating income – other.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a portion of the non-controlling interest is recognized as a financial liability based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities

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assumed, the resulting gain is recognized immediately in other operating income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

—

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

—	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
—	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
—	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s cash-generating units (CGU) or group of CGUs that are expected to benefit from the combination. For the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

An impairment loss is recognized if the carrying amount of a CGU or group of CGUs exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs to sell and value in use. If either fair value less costs to sell or value in use exceeds the carrying amount, there is no need to determine the other. In determining fair value less costs to sell, an appropriate valuation model is used. The model considers various factors including normalized earnings, projected forward earnings and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination, or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses, if any.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Intangible assets with indefinite useful lives are not amortized. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization.

As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. In addition, intangible assets with indefinite useful lives are tested for impairment annually.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and deferred tax assets which are separately addressed, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

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The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in other operating income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale and lease-back

Where the Bank enters into a sale leaseback transaction for a non-financial asset at fair market value that results in the Bank retaining an operating lease (where the lessor retains substantially all risks and rewards of ownership), any gains and losses are recognized immediately in net income. Where the sale leaseback transaction results in a finance lease, any gain on sale is deferred and recognized in net income over the remaining term of the lease.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Capital instruments

The Bank classifies capital instruments as either financial liabilities, equity instruments or compound instruments comprised of both liability and equity components in accordance with the substance of the contractual terms of the instruments.

Certain payment features that do not create an unavoidable obligation to pay cash are characteristic of equity. Where a capital instrument embodies features of liability and equity, it is considered to be a compound instrument. At inception, the liability component of a compound instrument is initially measured, with any residual attributed to equity.

Financial liability components are classified as capital instrument liabilities in the Consolidated Statement of Financial Position, with the related interest expense recorded in the Consolidated Statement of Income.

Instruments that are classified, in whole or in part, as equity instruments are classified as non-controlling interests – capital instrument equity holders in the Consolidated Statement of Financial Position. When the Bank has an obligation to pay distributions to capital instrument equity holders, the distributions are deducted directly from equity, with a corresponding increase to other liabilities – other. Net income attributable to non-controlling interests – capital instrument equity holders represents net income earned in capital funding trusts not attributable to the Bank’s common shareholders.

When the Bank redeems a compound instrument, the Bank allocates the consideration paid to the liability component based on its redemption date fair value, with any residual amount recognized directly in equity. Any difference between the fair value of the liability and its carrying amount is recognized as gain or loss in the Consolidated Statement of Income and is allocated entirely to non-controlling interests – capital instrument equity holders.

Provisions

A provision is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business primarily property and casualty are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of

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premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada, the United States and other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is computed based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations. The expected return on plan assets is based on the fair value of plan assets as at October 31.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets, adjusted for unrecognized actuarial gains or losses and unrecognized past service costs.

When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan sponsored by the Bank. An economic benefit is available to the Bank if it is realizable during the life of the plan or on settlement of the plan liabilities.

The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position.

If the cumulative unrecognized net actuarial gain or loss is more than 10% of the greater of the fair value of plan assets or the defined benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and other benefit plans, these periods range from 8 to 18 years and from 8 to 26 years, respectively.

When the benefits of a plan are improved (reduced), the portion of the increased (reduced) defined benefit obligation relating to past service by employees that is not vested is recognized in net income on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense (income) is recognized immediately in net income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-retirement benefit plans described above except that actuarial gains and losses and/or past service costs are recognized in net income in the period in which they arise.

Defined contribution plans

Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to the Bank contributions made to employees’ accounts during the year.

Termination benefits

Termination benefits are recognized as an expense when the Bank is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Recognition of income and expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognized:

Interest and similar income and expenses

For all interest-bearing financial instruments, including those held-for-trading or designated at fair value through profit or loss, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as available-for-sale, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective

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CONSOLIDATED FINANCIAL STATEMENTS

interest rate and the change in carrying amount is recorded as other operating income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the effective interest on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on a straight-line basis.

For presentation purposes, on the Consolidated Statement of Income, interest income and interest expense from trading operations are reclassified to trading revenues.

Fee and commission revenues

The Bank earns fee and commission revenues from a diverse range of services it provides to its customers. Fee income can be divided into the following two categories:

Fees earned for the provision of services over a period of time are accrued over that period. These fees include commission income, loan syndication fees and asset management, custody and other management and advisory fees.

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized in interest income when the Bank’s right to receive payment is established.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding.

Employee stock options with tandem stock appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem stock appreciation right, both the exercise price proceeds together with the accrued liability and associated taxes are credited to equity – common shares in the Consolidated Statement of Financial Position.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem stock appreciation rights, stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to hedge share-based payment expense, related mark-to-market gains and losses are included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

A voluntary renouncement of a tandem stock appreciation right where an employee retains the corresponding option for shares with no change in the overall fair value of the award, results in a reclassification of the accrued liability and associated tax to equity – other reserves in the Consolidated Statement of Financial Position. This reclassification is measured at the fair value of the renounced awards as of the renouncement date. Subsequent to the voluntary renouncement, these awards are accounted for as plain vanilla options, based on the fair value as of the renouncement date.

Customer loyalty programs

The Bank operates loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points can then be redeemed for free or discounted products or services, subject to certain conditions.

Consideration received is allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points is generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued is deferred in other liabilities and recognized as banking revenues when the points are redeemed or lapsed.

Dividends on shares

Dividends on common and preferred shares are recognized as a liability and deducted from equity when they are approved by the Bank’s Board. Interim dividends are deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global Wealth Management, and Global Banking and Markets. The other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating

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segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure. The Bank’s management reviews internal management reports on a regular basis.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

Prior to 2011, net assets or liability positions were transfer-priced at short-term wholesale market rates.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem stock appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract.

4	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards. The Bank is not permitted to early adopt the standards that are issued, but not currently effective as of November 1, 2013 (with the exception of IFRS 7) as outlined in the OSFI Advisory issued in October 2011. The Bank is currently assessing the impact the adoption of these standards will have on its consolidated financial statements.

Effective November 1, 2013

—

IFRS 10, Consolidated Financial Statements, replaced the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. This standard introduces a single, principle-based, control model for consolidation, irrespective of whether an entity is controlled through voting rights or through other contractual arrangements as is common in special purpose entities (SPE). Control is based on an investor’s current ability to use its power over the key activities of a subsidiary or SPE to affect its exposure or return generated by the subsidiary or SPE. An amendment to the standard was subsequently issued which provided additional transition guidance.

—

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. This standard addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case).

—

IFRS 12, Disclosure of Interests in Other Entities, broadens the definition of interests, and requires enhanced disclosures on interests in other entities including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

—

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides disclosure requirements for fair value used across all IFRS standards.

—

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). In effect, the plan net surplus/deficit position would be reflected on the Bank’s Consolidated Statement of Financial Position. Amounts recorded in OCI would not be recycled through the Consolidated Statement of Income. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will also be changing directly due to the changes in the actuarial gains and losses.

—

IFRS 7, Financial Instruments Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure.

Effective November 1, 2015

—

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments Recognition and Measurements, on classification and measurement of financial assets. The standard has been amended by the IASB to postpone the effective date for two years from the original effective date. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The other phases of this project, which are currently under development, address impairment of financial assets and hedge accounting. The Bank continues to monitor all of these developments and continues to assess the impact.

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5	Cash and deposits with banks

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011	November 1 2010
Cash and non-interest-bearing deposits with banks	$5,036	$4,294	$3,730
Interest-bearing deposits with banks	49,768	40,928	36,501
Total	$54,804	$45,222	$40,231

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $11,748 million (October 31, 2011 – $7,114 million; November 1, 2010 – $5,906 million). Certain deposits with banks amounting to

$nil (October 31, 2011 – $nil; November 1, 2010 – $701 million) are pledged as security for certain liabilities related to the Canada Mortgage and Housing Corporation securitization program.

6	Fair value of financial instruments

Determination of fair value

The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 9(d) for fair value of derivative instruments).

The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances, obligations related to securities sold short and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

The fair value of trading loans is determined using a valuation technique with market-observable inputs.

Trading and investment securities are valued using quoted prices, where available. When a quoted price is not readily available, fair values are estimated using quoted market prices of similar securities, or other valuation techniques. Equity securities which do not have a quoted market price in an active market are valued using models which may include market-observable inputs or unobservable inputs.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, options contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation.

The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

–	For floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.
–	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.

The fair values of subordinated debentures and capital instruments are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.

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Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	As at
	October 31, 2012			October 31, 2011
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with banks	$54,804	$54,804	$–	$45,222	$45,222	$–
Precious metals	12,387	12,387	–	9,249	9,249	–
Trading assets	87,596	87,596	–	75,799	75,799	–
Financial assets designated at fair value through profit or loss	197	197	–	375	375	–
Securities purchased under resale agreements	47,354	47,354	–	34,582	34,582	–
Derivative financial instruments (Note 9)	30,327	30,327	–	37,322	37,322	–
Investment securities	33,361	33,361	–	30,176	30,176	–
Loans	371,370	364,766	6,604	332,639	327,573	5,066
Other assets	8,831	8,831	–	7,637	7,637	–
Liabilities:
Deposits	466,054	463,609	(2,445)	423,201	421,335	(1,866)
Acceptances	8,932	8,932	–	8,172	8,172	–
Obligations related to securities sold short	18,622	18,622	–	15,450	15,450	–
Derivative financial instruments (Note 9)	35,299	35,299	–	40,236	40,236	–
Obligations related to securities sold under repurchase agreements	56,949	56,949	–	38,216	38,216	–
Subordinated debentures	10,482	10,143	(339)	7,381	6,923	(458)
Capital instruments	1,560	1,358	(202)	2,191	2,003	(188)
Other liabilities	29,382	29,382	–	26,546	26,546	–

Changes in interest rates and credit spreads are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For investment securities, derivatives and financial instruments held for trading purposes or designated as fair value through profit and loss, the carrying value is adjusted regularly to reflect the fair value.

Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines the fair value hierarchy of instruments carried at fair value.

As at October 31, 2012 ($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,857	$–	$12,857
Government issued or guaranteed securities – Canada and the US	23,364	–	–	23,364
Government issued or guaranteed securities – Other	4,974	6,257	–	11,231
Corporate and other debt	110	9,482	37	9,629
Income trusts/funds and hedge funds	167	4,348	1,281	5,796
Equity securities	24,477	87	55	24,619
	$53,092	$33,031	$1,373	$87,496
Financial assets designated at fair value through profit or loss	–	165	32	197

Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$11,312	$561	$–	$11,873
Government issued or guaranteed securities – Other	2,958	8,117	270	11,345
Corporate and other debt	886	5,305	481	6,672
Mortgage backed securities	–	126	–	126
Equity securities	1,938	146	1,071	3,155
	$17,094	$14,255	$1,822	$33,171

Derivative financial instruments
Interest rate contracts	$–	$17,889	$5	$17,894
Foreign exchange and gold contracts	38	8,824	98	8,960
Equity contracts	535	156	216	907
Credit contracts	–	972	45	1,017
Other	545	997	7	1,549
	$1,118	$28,838	$371	$30,327

Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$17,377	$9	$17,386
Foreign exchange and gold contracts	43	8,178	–	8,221
Equity contracts	1,441	640	613	2,694
Credit contracts	–	5,187	164	5,351
Other	476	1,171	–	1,647
	$1,960	$32,553	$786	$35,299
Obligations related to securities sold short	$14,778	$3,844	$–	$18,622

(1)	Excludes investments which are held-to-maturity of $190.

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CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2011 ($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$13,607	$–	$13,607
Government issued or guaranteed securities – Canada and the US	16,559	–	–	16,559
Government issued or guaranteed securities – Other	2,563	6,481	–	9,044
Corporate and other debt	–	9,866	–	9,866
Income trusts/funds and hedge funds	–	3,113	1,420	4,533
Equity securities	22,106	–	84	22,190
	$41,228	$33,067	$1,504	$75,799
Financial assets designated at fair value through profit or loss	–	342	33	375

Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$12,154	$764	$–	$12,918
Government issued or guaranteed securities – Other	324	5,710	305	6,339
Corporate and other debt	278	5,910	926	7,114
Mortgage backed securities	–	152	–	152
Equity securities	2,174	153	1,093	3,420
	$14,930	$12,689	$2,324	$29,943

Derivative financial instruments
Interest rate contracts	$14	$20,611	$–	$20,625
Foreign exchange and gold contracts	85	12,505	102	12,692
Equity contracts	820	70	227	1,117
Credit contracts	–	1,514	222	1,736
Other	252	900	–	1,152
	$1,171	$35,600	$551	$37,322

Liabilities:
Derivative financial instruments
Interest rate contracts	$8	$20,169	$–	$20,177
Foreign exchange and gold contracts	107	11,796	–	11,903
Equity contracts	1,116	689	477	2,282
Credit contracts	–	4,201	570	4,771
Other	221	882	–	1,103
	$1,452	$37,737	$1,047	$40,236
Obligations related to securities sold short	$10,150	$5,300	$–	$15,450

(1)	Excludes investments which are held-to-maturity of $233.

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Opening as at November 1, 2010 ($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$11,427	$–	$11,427
Government issued or guaranteed securities – Canada and the US	21,293	–	–	21,293
Government issued or guaranteed securities – Other	4,519	4,710	–	9,229
Corporate and other debt	–	9,220	20	9,240
Income trusts/funds and hedge funds	–	–	1,067	1,067
Equity securities	21,158	–	–	21,158
	$46,970	$25,357	$1,087	$73,414
Financial assets designated at fair value through profit or loss	–	784	39	823

Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$14,465	$–	$–	$14,465
Government issued or guaranteed securities – Other	–	4,449	500	4,949
Corporate and other debt	–	7,330	485	7,815
Mortgage backed securities	–	766	506	1,272
Equity securities	1,939	104	567	2,610
	$16,404	$12,649	$2,058	$31,111

Derivative financial instruments
Interest rate contracts	$5	$13,333	$–	$13,338
Foreign exchange and gold contracts	89	10,378	95	10,562
Equity contracts	271	76	365	712
Credit contracts	–	1,248	355	1,603
Other	134	548	11	693
	$499	$25,583	$826	$26,908

Liabilities:
Derivative financial instruments
Interest rate contracts	$3	$13,351	$25	$13,379
Foreign exchange and gold contracts	106	11,717	–	11,823
Equity contracts	277	326	1,372	1,975
Credit contracts	–	2,774	479	3,253
Other	120	881	7	1,008
	$506	$29,049	$1,883	$31,438
Obligations related to securities sold short	$17,685	$3,832	$2	$21,519

(1)	Excludes investments which are held-to-maturity of $270.

Level 3 instrument fair value changes

The following tables summarize changes in Level 3 instruments:

For the year ended October 31, 2012 ($ millions)	Trading assets(1)	Derivative financial instruments		Investment securities
Balance as at October 31, 2011	$1,537	$(496	)(2)	$2,324
Gains (losses) recorded in net income(3)	96	336		149
Gains (losses) recorded in other comprehensive income	–	–		(18)
Purchases	277	(250)		372
Sales and maturities	(258)	38		(1,021)
Transfers into/out of Level 3	(247)	(43)		16
Balance as at October 31, 2012	$1,405	$(415	) (2)	$1,822

(1)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

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For the year ended October 31, 2011 ($ millions)	Trading assets(1)	Derivative financial instruments(2)	Investment securities
Balance as at November 1, 2010	$1,126	$(1,057)	$2,058
Gains (losses) recorded in net income(3)	37	71	28
Gains (losses) recorded in other comprehensive income	–	–	242
Purchases and new transactions	564	495	127
Sales and maturities	(209)	–	(250)
Transfers into/out of Level 3	–	–	119
Other	19	(5)	–
Balance as at October 31, 2011	$1,537	$(496)	$2,324

(1)	Changes in Level 3 trading securities are net of changes in Level 3 obligations related to securities sold short.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Level 3 sensitivity analysis

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain illiquid debt instruments, non-quoted equity investments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by +/- 2%). For these securities, the impact of applying these other reasonably possible assumptions is a potential gain of $17 million (2011 – $18 million) and a potential loss of $41 million (2011 – $44 million). The component of this potential gain that would be recorded through other comprehensive income is $10 million (2011 – $16 million) and potential loss is $24 million (2011 – $40 million). Included in the Bank’s Level 3 derivative instruments, trading securities and obligations related to securities sold short are unfunded synthetic collateralized debt obligations, certain interest rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying the implied volatility by +/- 3%). For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $69 million (2011 – $70 million) and a potential net loss of $70 million (2011 – $71 million).

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2012:

During the year trading securities of $247 million were transferred from level 3. Securities of $116 million were transferred to level 2 due to new information obtained through a consensus pricing service, considered to be an observable input. Securities of $131 million were transferred to level 1 as new information obtained considered the inputs to be observable.

Derivative liabilities of $43 million and investment securities of $16 million were transferred from level 2 to level 3 during the year as a result of market data becoming unobservable.

Day 1 profit

For those products, which use valuation techniques for which not all the inputs are market observable, initial profit (Day 1 profit) is not recognized. When the inputs become observable over the life of the instruments or when the instruments are disposed of (derecognized), the profit is recognized in income.

For the year ended October 31 ($ millions)	2012	2011
Balance as at beginning of year	$13	$15
Deferral of profit or loss on new transactions	1	3
Recognized in the income statement during the period	(5)	(3)
Instruments disposed	(1)	(2)
Balance as at end of year	$8	$13

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7	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

							As at		Opening as at
($ millions)	Remaining term to maturity						October 31 2012	October 31 2011	November 1 2010
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value	Carrying value	Carrying value
Trading securities:
Canadian federal government debt	$624	$3,227	$5,513	$1,656	$2,515	$–	$13,535	$12,759	$16,186
Canadian provincial and municipal debt	931	289	1,274	621	1,518	–	4,633	4,228	4,487
U.S. treasury and other U.S. agencies’ debt	18	372	7,740	1,346	692	–	10,168	3,492	5,065
Other foreign governments’ debt	947	1,084	2,199	752	1,279	–	6,261	5,123	4,755
Common shares	–	–	–	–	–	30,417	30,417	26,724	22,267
Other	513	970	5,787	1,928	427	–	9,625	9,866	9,227
Total	$3,033	$5,942	$22,513	$6,303	$6,431	$30,417	$74,639	$62,192	$61,987
Total by currency (in Canadian equivalent):
Canadian dollar	$1,933	$3,771	$10,737	$3,079	$4,380	$24,750	$48,650	$46,059	$49,065
U.S. dollar	39	1,009	9,418	2,488	831	2,769	16,554	7,823	7,158
Mexican peso	264	325	687	260	49	141	1,726	2,935	2,553
Other currencies	797	837	1,671	476	1,171	2,757	7,709	5,375	3,211
Total trading securities	$3,033	$5,942	$22,513	$6,303	$6,431	$30,417	$74,639	$62,192	$61,987

(b)	Trading loans

The following table provides the geographic breakdown of the trading loans:

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011	November 1 2010
Trading loans(1)(2)
U.S.(3)	$5,984	$5,832	$5,381
Europe(4)	3,108	4,333	3,442
Asia Pacific(4)	2,610	2,382	1,802
Canada(4)	134	274	334
Other(4)	1,021	786	468
Total	$12,857	$13,607	$11,427

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $2,315 (October 31, 2011 – $3,035, November 1, 2010 – $3,112), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are primarily related to short-term precious metals trading and lending activities.

8	Financial instruments designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income.

These portfolios include:

–	certain debt investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
–	certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

The following table presents the fair value of financial assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value(1)
	As at		Opening as at	For the year ended
($ millions)	October 31 2012	October 31 2011	November 1 2010	October 31 2012	October 31 2011
Investment securities – debt	$197	$375	$823	$–	$ (13)
Deposit note liabilities(2)	157	101	99	(6)	–

(1)	These gain and/or loss amounts are recorded in other operating income – other.
(2)	As at October 31, 2012, the Bank was contractually obligated to pay $149 to the holders of the note at maturity (2011 – $100).

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An analysis of the carrying value of financial instruments designated at fair value through profit or loss is as follows:

						As at		Opening as at
	Remaining term to maturity					October 31 2012	October 31 2011	November 1 2010
($ millions)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	No specific maturity	Carrying value	Carrying value	Carrying value
Investment securities
Debt	$–	$30	$135	$–	$–	$165	$342	$784
Other	–	–	–	–	32	32	33	39
Total	$–	$30	$135	$–	$32	$197	$375	$823

9	Derivative financial instruments

(a)	Notional amounts

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2012			2011
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$134,252	$–	$134,252	$120,028	$–	$120,028
Options purchased	25,134	–	25,134	67,228	–	67,228
Options written	27,938	–	27,938	77,041	–	77,041
	187,324	–	187,324	264,297	–	264,297
Over-the-counter:
Forward rate agreements	218,077	–	218,077	140,434	–	140,434
Swaps	1,592,361	68,257	1,660,618	1,421,270	54,845	1,476,115
Options purchased	7,626	–	7,626	12,775	–	12,775
Options written	7,565	–	7,565	8,171	–	8,171
	1,825,629	68,257	1,893,886	1,582,650	54,845	1,637,495
Total	$2,012,953	$68,257	$2,081,210	$1,846,947	$54,845	$1,901,792
Foreign exchange and gold contracts
Exchange-traded:
Futures	$15,260	$–	$15,260	$16,590	$–	$16,590
Options purchased	589	–	589	1,999	–	1,999
Options written	789	–	789	2,188	–	2,188
	16,638	–	16,638	20,777	–	20,777
Over-the-counter:
Spot and forwards	281,937	18,256	300,193	270,423	5,873	276,296
Swaps	172,111	12,885	184,996	179,671	9,527	189,198
Options purchased	2,676	–	2,676	1,994	–	1,994
Options written	2,212	–	2,212	2,301	–	2,301
	458,936	31,141	490,077	454,389	15,400	469,789
Total	$475,574	$31,141	$506,715	$475,166	$15,400	$490,566
Other derivative contracts
Equity: over-the-counter	$44,037	$–	$44,037	$34,608	$–	$34,608
Credit: over-the-counter	68,384	–	68,384	72,997	–	72,997
Other	65,719	–	65,719	41,881	–	41,881
Total	$178,140	$–	$178,140	$149,486	$–	$149,486
Total notional amounts outstanding	$2,666,667	$99,398	$2,766,065	$2,471,599	$70,245	$2,541,844

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(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2012 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$79,807	$54,445	$–	$134,252
Forward rate agreements	180,220	37,857	–	218,077
Swaps	539,768	801,444	319,406	1,660,618
Options purchased	28,495	3,504	761	32,760
Options written	29,250	5,139	1,114	35,503
	857,540	902,389	321,281	2,081,210
Foreign exchange and gold contracts
Futures	10,497	4,763	–	15,260
Spot and forwards	268,892	30,419	882	300,193
Swaps	29,246	103,449	52,301	184,996
Options purchased	2,181	1,084	–	3,265
Options written	2,080	921	–	3,001
	312,896	140,636	53,183	506,715
Other derivative contracts
Equity	32,626	11,199	212	44,037
Credit	16,351	49,224	2,809	68,384
Other	36,562	28,097	1,060	65,719
	85,539	88,520	4,081	178,140
Total	$1,255,975	$1,131,545	$378,545	$2,766,065

As at October 31, 2011 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$77,293	$42,735	$–	$120,028
Forward rate agreements	119,120	21,314	–	140,434
Swaps	500,230	727,900	247,985	1,476,115
Options purchased	76,160	3,417	426	80,003
Options written	80,494	4,055	663	85,212
	853,297	799,421	249,074	1,901,792
Foreign exchange and gold contracts
Futures	9,846	6,443	301	16,590
Spot and forwards	248,179	27,757	360	276,296
Swaps	43,884	96,754	48,560	189,198
Options purchased	2,419	1,574	–	3,993
Options written	3,273	1,216	–	4,489
	307,601	133,744	49,221	490,566
Other derivative contracts
Equity	24,124	10,232	252	34,608
Credit	14,813	52,832	5,352	72,997
Other	24,945	16,920	16	41,881
	63,882	79,984	5,620	149,486
Total	$1,224,780	$1,013,149	$303,915	$2,541,844

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to other financial assets.

The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting

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CONSOLIDATED FINANCIAL STATEMENTS

arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure.

The Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2012.

Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s over-the-counter derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	IFRS				CGAAP
	As at
	October 31, 2012				October 31, 2011(2)
($ millions)	Notional amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	Risk Weighted Assets(1)	Notional Amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	Risk Weighted Assets(1)
Interest rate contracts
Futures	$134,252	$–	$–	$–	$120,028	$–	$–	$–
Forward rate agreements	218,077	–	144	25	140,434	7	52	10
Swaps	1,660,618	2,721	4,993	1,633	1,476,115	3,065	6,337	1,867
Options purchased	32,760	3	23	9	80,003	15	14	6
Options written	35,503	–	–	–	85,212	–	–	–
	2,081,210	2,724	5,160	1,667	1,901,792	3,087	6,403	1,883
Foreign exchange and gold contracts
Futures	15,260	–	–	–	16,590	–	–	–
Spot and forwards	300,193	956	3,812	819	276,296	1,707	4,311	932
Swaps	184,996	1,421	4,268	1,077	189,198	2,017	5,163	1,256
Options purchased	3,265	26	60	15	3,993	102	30	11
Options written	3,001	–	–	–	4,489	–	–	–
	506,715	2,403	8,140	1,911	490,566	3,826	9,504	2,199
Other derivative contracts
Equity	44,037	445	1,750	515	34,608	1,012	2,525	454
Credit	68,384	360	2,171	432	72,997	58	2,165	666
Other	65,719	1,072	2,422	1,109	41,881	786	1,817	668
	178,140	1,877	6,343	2,056	149,486	1,856	6,507	1,788
Total derivatives	$2,766,065	$7,004	$19,643	$5,634	$2,541,844	$8,769	$22,414	$5,870

(1)	The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $23,323 (2011: $28,439) for CRA, and $32,656 (2011: $37,412) for CEA.

(2)	Prior period amounts have not been restated as they represent the actual amount reported in that period for regulatory purposes.

(d)	Fair value

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.

The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

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The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31($ millions)	2012		2012		2011
	Average fair value(1)		Year-end fair value		Year-end fair value
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$126	$90	$66	$50	$94	$48
Swaps	19,294	19,143	16,550	16,625	19,394	19,235
Options	131	133	85	125	139	122
	19,551	19,366	16,701	16,800	19,627	19,405
Foreign exchange and gold contracts
Forwards	4,247	4,228	3,432	3,056	5,620	5,655
Swaps	5,792	5,345	4,919	4,691	6,386	5,532
Options	98	130	77	83	164	210
	10,137	9,703	8,428	7,830	12,170	11,397
Other derivative contracts
Equity	1,200	2,662	981	2,715	1,133	2,282
Credit	1,419	5,080	1,042	5,351	1,698	4,771
Other	1,430	1,479	1,390	1,626	1,153	1,103
	4,049	9,221	3,413	9,692	3,984	8,156
Trading derivatives’ market valuation	$33,737	$38,290	$28,542	$34,322	$35,781	$38,958
Hedging
Interest rate contracts
Swaps			$1,191	$555	$1,008	$772
Foreign exchange and gold contracts
Forwards			177	180	26	98
Swaps			417	242	507	408
			594	422	533	506
Hedging derivatives’ market valuation			$1,785	$977	$1,541	$1,278
Total derivative instruments before netting			$30,327	$35,299	$37,322	$40,236
Less: impact of master netting, collateral and other(2)			23,323	23,323	28,553	27,786
Total derivative instruments			$7,004	$11,976	$8,769	$12,450

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2011 was: favourable $28,226 and unfavourable $32,179. Average fair value amounts are based on month-end balances.
(2)	Regulatory basis.

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CONSOLIDATED FINANCIAL STATEMENTS

(e)	Hedging activities

The Bank’s hedging activities that qualify for hedge accounting consist of fair value hedges, cash flow hedges, and net investment hedges.

Ineffectiveness of hedge relationships

Due to the ineffective portion of designated hedges, the Bank recorded the following amounts in other operating income – other:

For the year ended October 31 ($ millions)	2012	2011
Fair value hedges
Gain (loss) recorded on hedged items	$(318)	$(274)
Gain (loss) recorded on hedging derivatives	317	343
Ineffectiveness	$(1)	$69
Cash flow hedges
Ineffectiveness	$7	$49
Net investment hedges
Ineffectiveness	–	–

Hedging instruments

Market valuation is disclosed by the type of relationship:

	As at				Opening as at
	October 31, 2012		October 31, 2011		November 1, 2010
($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Derivatives designated in fair value hedging relationships(1)	$1,413	$486	$1,334	$546	$703	$551
Derivatives designated in cash flow hedging relationships	221	367	186	703	126	825
Derivatives designated in net investment hedging relationships(1)	151	124	21	29	4	24
Total derivatives designated in hedging relationships	$1,785	$977	$1,541	$1,278	$833	$1,400

(1)	As at October 31, 2012, the fair value of non-derivative instruments designated as net investment hedges and fair value hedges was $5,573 (2011 – $5,646). These non-derivative hedging instruments are presented as Deposits from banks on the Consolidated Statement of Financial Position.

Cash flow hedges

The period when cash flows on designated hedged items are expected to occur and impact the Consolidated Statement of Income are as follows:

As at October 31, 2012 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$2,071	$410	$–
Cash outflows from liabilities	(1,365)	(3,791)	(92)
Net cash flows	$706	$(3,381)	$(92)

As at October 31, 2011 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$431	$158	$–
Cash outflows from liabilities	(2,803)	(2,117)	(19)
Net cash flows	$(2,372)	$(1,959)	$(19)

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying instrument. Foreign currency gains and losses related to future cash flows of on-balance sheet monetary items are recognized as incurred. Forecasted revenue is recognized over the period to which it relates.

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CONSOLIDATED FINANCIAL STATEMENTS

10	Investment securities

Investment securities includes held-to-maturity securities and available-for-sale securities.

(a)	An analysis of the carrying value of investment securities is as follows:

							As at		Opening as at
	Remaining term to maturity						October 31 2012	October 31 2011	November 1 2010
($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value	Carrying value	Carrying value
Available-for-sale
Canadian federal government debt	$7	$153	$5,846	$720	$6	$–	$6,732	$9,568	$11,817
Canadian provincial and municipal debt	70	140	3,074	7	8	–	3,299	2,319	1,131
U.S. treasury and other U.S. agencies’ debt	345	377	3,197	–	8	–	3,927	683	1,240
Other foreign governments’ debt	2,315	2,201	3,417	837	249	–	9,019	6,751	5,070
Bonds of designated emerging markets	–	–	54	9	134	–	197	271	312
Other debt	966	1,536	3,484	124	731	–	6,841	6,968	8,366
Preferred shares	–	–	–	–	–	415	415	419	470
Common shares	–	–	–	–	–	2,741	2,741	2,964	2,705
Total available-for-sale securities	3,703	4,407	19,072	1,697	1,136	3,156	33,171	29,943	31,111
Held-to-maturity
Other foreign governments’ debt	–	76	99	7	8	–	190	233	270
	–	76	99	7	8	–	190	233	270
Total investment securities	$3,703	$4,483	$19,171	$1,704	$1,144	$3,156	$33,361	$30,176	$31,381
Total by currency (in Canadian equivalent):
Canadian dollar	$90	$289	$8,188	$546	$21	$1,679	$10,813	$13,100	$14,299
U.S. dollar	662	864	6,325	289	629	1,184	9,953	7,389	9,014
Mexican peso	142	42	1,325	4	298	37	1,848	290	313
Other currencies	2,809	3,288	3,333	865	196	256	10,747	9,397	7,755
Total investment securities	$3,703	$4,483	$19,171	$1,704	$1,144	$3,156	$33,361	$30,176	$31,381

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2012 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$6,606	$127	$1	$6,732
Canadian provincial and municipal debt	3,260	39	–	3,299
U.S. treasury and other U.S. agencies’ debt	3,929	3	5	3,927
Other foreign governments’ debt	8,850	194	25	9,019
Bonds of designated emerging markets	124	73	–	197
Other debt	6,607	307	73	6,841
Preferred shares	442	18	45	415
Common shares	2,260	551	70	2,741
Total available-for-sale securities	$32,078	$1,312	$219	$33,171

As at October 31, 2011 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$9,413	$160	$5	$9,568
Canadian provincial and municipal debt	2,285	38	4	2,319
U.S. treasury and other U.S. agencies’ debt	685	–	2	683
Other foreign governments’ debt	6,539	242	30	6,751
Bonds of designated emerging markets	163	108	–	271
Other debt	6,897	254	183	6,968
Preferred shares	453	19	53	419
Common shares	2,545	576	157	2,964
Total available-for-sale securities	$28,980	$1,397	$434	$29,943

As at November 1, 2010 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$11,635	$183	$1	$11,817
Canadian provincial and municipal debt	1,101	30	–	1,131
U.S. treasury and other U.S. agencies’ debt	1,225	19	4	1,240
Other foreign governments’ debt	4,834	276	40	5,070
Bonds of designated emerging markets	180	132	–	312
Other debt	8,223	290	147	8,366
Preferred shares	489	24	43	470
Common shares	2,249	585	129	2,705
Total available-for-sale securities	$29,936	$1,539	$364	$31,111

The net unrealized gain on available-for-sale securities of $1,093 million (2011 – gain of $963 million, November 1, 2010 – gain of $1,175 million) decreases to a net unrealized gain of $891 million (2011 – gain of $736 million, November 1, 2010 – gain of $955 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

(c)	An analysis of available-for-sale securities with continuous unrealized losses:

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2012 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government debt	$54	$53	$1	$–	$–	$–	$54	$53	$1
Canadian provincial and municipal debt	29	29	–	–	–	–	29	29	–
U.S. treasury and other U.S. agencies’ debt	2,207	2,205	2	48	45	3	2,255	2,250	5
Other foreign governments’ debt	2,166	2,156	10	91	76	15	2,257	2,232	25
Bonds of designated emerging markets	–	–	–	–	–	–	–	–	–
Other debt	856	845	11	808	746	62	1,664	1,591	73
Preferred shares	8	7	1	403	359	44	411	366	45
Common shares	656	602	54	168	152	16	824	754	70
Total available-for-sale securities	$5,976	$5,897	$79	$1,518	$1,378	$140	$7,494	$7,275	$219

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CONSOLIDATED FINANCIAL STATEMENTS

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2011 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government debt	$1,927	$1,922	$5	$–	$–	$–	$1,927	$1,922	$5
Canadian provincial and municipal debt	629	625	4	10	10	–	639	635	4
U.S. treasury and other U.S. agencies’ debt	35	33	2	42	42	–	77	75	2
Other foreign governments’ debt	2,616	2,599	17	42	29	13	2,658	2,628	30
Bond of designated emerging markets	–	–	–	–	–	–	–	–	–
Other debt	1,933	1,872	61	1,076	954	122	3,009	2,826	183
Preferred shares	8	7	1	403	351	52	411	358	53
Common shares	661	549	112	280	235	45	941	784	157
Total available-for-sale securities	$7,809	$7,607	$202	$1,853	$1,621	$232	$9,662	$9,228	$434

As at October 31, 2012, the cost of 689 (2011 – 694) available-for-sale securities exceeded their fair value by $219 million (2011 – $434 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 689 (2011 – 694) investment securities, 203 (2011 – 162) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $140 million (2011 – $232 million). The decrease in the unrealized loss on debt instruments is mainly due to improvements in credit spreads. For equity instruments, improvements in capital markets decreased the unrealized loss.

Investment securities are considered to be impaired only if objective evidence indicates one or more loss events have occurred and have affected the estimated future cash flows after considering available collateral.

Collateral is not generally obtained directly from the issuers of debt securities. However, certain debt securities may be collateralized by specifically identified assets that would be obtainable in the event of default.

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

(d)	Net gain on investment securities

An analysis of net gain on investment securities is as follows:

For the year ended October 31 ($ millions)	2012	2011
Net realized gains or losses	$281	$384
Impairment losses(1)	96	99
Net gain on investment securities	$185	$285

(1)	Impairment losses are comprised of $74 from equity securities (2011 – $43) and $22 from other debt securities (2011 – $56).

11	Loans

(a)	Loans outstanding by geography(1)

The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows:

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011	November 1 2010
Canada:
Residential mortgages	$157,024	$145,461	$136,388
Personal and credit cards	53,158	50,747	49,657
Business and government	42,055	36,275	35,115
	252,237	232,483	221,160
United States:
Personal	1,619	2,807	4,847
Business and government	21,085	15,495	13,282
	22,704	18,302	18,129
Mexico:
Residential mortgages	3,771	3,412	3,686
Personal and credit cards	1,884	1,744	1,987
Business and government	5,636	5,602	4,725
	11,291	10,758	10,398
Peru:
Residential mortgages	1,195	930	747
Personal and credit cards	3,434	2,636	1,905
Business and government	5,518	4,544	3,595
	10,147	8,110	6,247
Other International:
Residential mortgages	13,640	11,882	11,503
Personal and credit cards	8,182	5,383	5,135
Business and government	49,534	43,344	38,094
	71,356	60,609	54,732
Less: allowance for credit losses	2,969	2,689	2,630
Total(2)	$364,766	$327,573	$308,036

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.
(2)	Loans denominated in U.S. dollars amount to $71,021 (October 31, 2011 – $63,650; November 1, 2010 – $57,136), loans denominated in Mexican pesos amount to $8,566 (October 31, 2011 – $8,299; November 1, 2010 – $8,554) and loans denominated in other foreign currencies amount to $39,201 (October 31, 2011 – $28,710; November 1, 2010 – $26,076).

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Loans and acceptances by type of borrower (1)

	As at				Opening as at
	October 31, 2012		October 31, 2011		November 1, 2010
($ millions)	Balance	% of total	Balance	% of total	Balance	% of total
Personal
Residential mortgages	$175,630	46.7%	$161,685	47.8%	$152,324	47.9%
Credit cards	12,541	3.3	11,026	3.3	10,949	3.4
Personal loans	55,736	14.8	52,291	15.5	52,582	16.5
	$243,907	64.8%	$225,002	66.6%	$215,855	67.8%
Businesses and government
Financial services	27,030	7.2	20,699	6.1	17,751	5.6
Wholesale and retail	12,685	3.4	10,705	3.2	9,701	3.1
Real estate	11,442	3.0	10,345	3.1	10,189	3.2
Oil and gas	11,789	3.1	9,611	2.8	8,841	2.8
Transportation	8,005	2.1	7,304	2.2	6,553	2.1
Automotive	6,708	1.8	5,365	1.6	4,825	1.5
Agriculture	5,706	1.5	5,198	1.5	4,313	1.4
Government	3,567	1.0	4,213	1.2	3,958	1.2
Hotels and leisure	3,518	0.9	3,439	1.0	3,764	1.2
Mining and primary metals	5,733	1.5	6,284	1.9	5,113	1.6
Utilities	5,697	1.5	4,908	1.5	4,635	1.5
Health care	3,731	1.0	3,797	1.1	3,391	1.1
Telecommunications and cable	4,238	1.1	3,789	1.1	3,096	1.0
Media	1,323	0.4	1,374	0.4	1,492	0.5
Chemical	1,344	0.4	1,535	0.5	1,092	0.3
Food and beverage	2,563	0.7	2,674	0.8	2,560	0.8
Forest products	1,338	0.4	1,055	0.3	1,040	0.3
Other	15,882	4.2	10,653	3.1	9,624	3.0
	$132,299	35.2%	$112,948	33.4%	$101,938	32.2%
	$376,206	100%	$337,950	100%	$317,793	100%
Collective allowance	(2,420)		(2,138)		(2,141)
Collective allowance on FDIC guaranteed loans	(88)		(67)		–
Total loans and acceptances	$373,698		$335,745		$315,652

(1)	Each class of loans is presented net of the individually assessed allowance.

(c)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at								Opening as at
	October 31, 2012(2)				October 31, 2011(2)				November 1, 2010(2)
($ millions)	31 - 60 days	61 - 90 days	91 days and greater	Total	31 - 60 days	61 - 90 days	91 days and greater	Total	31 - 60 days	61 - 90 days	91 days and greater	Total
Residential mortgages	$1,232	$424	$184	$1,840	$1,363	$488	$191	$2,042	$1,403	$466	$202	$2,071
Personal and credit cards	451	219	47	717	377	187	55	619	398	207	58	663
Business and government	220	95	199	514	226	242	393	861	513	208	389	1,110
Total	$1,903	$738	$430	$3,071	$1,966	$917	$639	$3,522	$2,314	$881	$649	$3,844

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

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CONSOLIDATED FINANCIAL STATEMENTS

12	Securitization

Canada Mortgage & Housing Corporation (CMHC) programs

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The Bank had previously sold MBS directly to CMHC under the Insured Mortgage Purchase (IMP) program.

The sale of mortgages under the above programs do not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in deposits on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at		Opening as at
($ millions)	October 31, 2012(2)	October 31, 2011	November 1, 2010
Assets
Carrying value of residential mortgage loans	$16,253	$17,156	$14,035
Other related assets(1)	9,223	7,846	9,346
Liabilities
Carrying value of associated liabilities	25,706	25,334	23,659

(1)	These include trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.
(2)	The fair value of the transferred assets is $25,737 and the fair value of the associated liabilities is $26,042, for a net position of $(305).

13	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)

	As at					Opening as at
	October 31, 2012(2)				October 31 2011(2)	November 1 2010(2)
($ millions)	Gross impaired loans(1)	Allowance for credit losses		Net	Net	Net
Business and government	$1,420	$461	(3)	$959	$695	$971
Residential mortgages	1,301	341	(4)	960	1,098	1,230
Personal and credit cards	861	807	(4)	54	164	90
Total	$3,582	$1,609		$1,973	$1,957	$2,291
By geography:
Canada				$479	$483	$552
United States				118	–	90
Other International				1,376	1,474	1,649
Total				$1,973	$1,957	$2,291

(1)	Interest income recognized on impaired loans during the year ended October 31, 2012 was $24 (October 31, 2011 – $30).
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	Allowance for credit losses for business and government loans is individually assessed.
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

For the years ended October 31, 2012 and 2011, the Bank would have recorded additional interest income of $261 million and $253 million, respectively, on impaired loans, if these impaired loans were classified as performing loans.

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at							Opening as at
	October 31, 2012						October 31 2011	November 1 2010
($ millions)	Balance at beginning of year	Write- offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year	Balance at end of year	Balance at end of year
Individual	$484	$(200)	$80	$149	$(52)	$461	$484	$489
Collective	2,138	(1,098)	291	1,086	3	2,420	2,138	2,141
Total before FDIC guaranteed loans(3)	2,622	(1,298)	371	1,235	(49)	2,881	2,622	2,630
FDIC guaranteed loans	67	–	4	17	–	88	67	–
	$2,689	$(1,298)	$375	$1,252	$(49)	$2,969	$2,689	$2,630

Represented by:
Allowance against impaired loans						$1,609	$1,398	$1,377
Allowance against performing loans(2)						1,272	1,224	1,253
Total before FDIC guaranteed loans						2,881	2,622	2,630
FDIC guaranteed loans						88	67	–
						$2,969	$2,689	$2,630

(1)	Loans restructured during the year amounted to $25 (2011 –$28). Write-offs of loans restructured during the year were NIL (2011 – $39).
(2)	The allowance for performing loans is attributable to business and government loans ($965) (October 31, 2011 – $981; November 1, 2010 – $1,105) with the remainder allocated to personal and credit card loans ($121) (October 31, 2011 – $187; November 1, 2010 – $95) and residential mortgages ($186) (October 31, 2011 – $56; November 1, 2010 – $53).
(3)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.

(c)	Total FDIC guaranteed loans

	As at
($ millions)	October 31 2012	October 31 2011
R-G Premier Bank
Unpaid principal balance	$3,284	$4,012
Fair value adjustments	(648)	(1,034)
Net carrying value	2,636	2,978
Allowance for credit losses	(88)	(67)
	$2,548	$2,911

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at October 31, 2012, the carrying value of loans guaranteed by FDIC was $2.5 billion (October 31, 2011 – $2.9 billion) with a net receivable of $534 million (October 31, 2011 – $775 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

14	Special purpose entities

(a)	Consolidated SPEs

The following table provides information about special purpose entities (SPEs) that the Bank consolidated.

	As at				Opening as at
	October 31, 2012		October 31, 2011		November 1, 2010
($ millions)	Total assets		Total assets		Total assets
U.S. multi-seller conduit that the Bank administers	$5,959		$3,310		$2,841
Bank funding vehicles	25,038		18,776		16,547
Other	242		225		350
Total	$31,239	(1)	$22,311	(1)	$19,738	(1)

(1)	Includes instruments issued by other entities of the Bank of $24.2 billion (2011 – $18.9 billion; November 1, 2010 – $16.7 billion) which are off-set on consolidation.

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CONSOLIDATED FINANCIAL STATEMENTS

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from outside parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements for their portion of the programs through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements, and certain other notes issued by the conduit. Further, the Bank provides a program-wide credit enhancement (PWCE) to the conduit and holds the subordinated notes issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets, as well as the

Bank’s PWCE and investment in the conduit’s subordinated notes, give the Bank the obligation to absorb losses arising from the U.S. conduit that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. conduit.

The conduit’s assets are primarily included in business and government loans on the Bank’s Consolidated Statement of Financial Position.

Bank funding vehicles

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds, capital instruments and certain subordinated debentures. These vehicles include Scotia Covered Bond Trust, Scotiabank Capital Trust, Scotiabank Tier 1 Trust and Scotiabank Subordinated Notes Trust.

Activities of these SPEs are generally limited to holding a pool of assets or receivables generated by the Bank, or a deposit in the Bank, and using the funds to finance distributions to their investors. These SPEs are consolidated due to the Bank’s decision-making power and ability to retain the majority of the benefits of the trusts.

Details of issuances and redemptions of covered bonds, subordinated debentures and capital instruments by the Bank’s consolidated funding vehicles are described in Notes 21, 22 and 23, respectively.

Other

Assets of other consolidated SPEs are comprised of securities, deposits with banks and other assets to meet Bank and customer needs.

(b)	Unconsolidated SPEs

The following table provides information about other SPEs in which the Bank has a significant interest but does not control and therefore does not consolidate. A significant interest is generally considered to exist where the Bank is exposed to 10% or more of the unconsolidated SPE’s maximum exposure to loss.

	As at				Opening as at
	October 31, 2012		October 31, 2011		November 1, 2010
($ millions)	Total assets	Maximum exposure to loss	Total assets	Maximum exposure to loss	Total assets	Maximum exposure to loss
Canadian multi-seller conduits that the Bank administers	$2,638	$2,638	$1,697	$1,697	$945	$945
Structured finance entities	3,544	1,826	4,617	3,023	7,090	5,240
Other	815	144	946	122	369	97
Total	$6,997	$4,608	$7,260	$4,842	$8,404	$6,282

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the SPE, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the SPE. Of the aggregate amount of maximum exposure to loss as at October 31, 2012, the Bank has recorded $2.0 billion (2011 – $3.1 billion; November 1, 2010 – $5.3 billion), primarily its interest in the SPEs, on its Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from outside parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements for their portion of the programs through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. The liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $0.8 billion (2011 – $0.7 billion; November 1, 2010 – $0.4 billion) based on future asset purchases by these conduits.

Under IFRS, the Bank’s exposure to the Canadian conduit does not give the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the two Canadian conduits.

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CONSOLIDATED FINANCIAL STATEMENTS

Structured finance entities

The Bank has interests in special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.

Other

Other includes investments in managed funds, collateralized debt obligation entities, and other SPEs. The Bank’s maximum exposure to loss includes its net investment in these funds.

15	Property and equipment

($ millions)	Land	Buildings	Equipment	Leasehold improvements	Total
Cost
Balance as at November 1, 2010	$314	$1,905	$3,008	$1,043	$6,270
Acquisitions	8	246	111	55	420
Additions	17	64	118	37	236
Disposals	(7)	(146)	(62)	(38)	(253)
Foreign currency adjustments and other	(1)	(16)	13	10	6
Balance as at October 31, 2011	$331	$2,053	$3,188	$1,107	$6,679
Acquisitions	21	238	93	10	362
Additions	2	158	289	56	505
Disposals(2)	(56)	(792)	(253)	(94)	(1,195)
Foreign currency adjustments and other	2	(10)	(1)	(1)	(10)
Balance as at October 31, 2012	$300	$1,647	$3,316	$1,078	$6,341
Accumulated depreciation
Balance as at November 1, 2010	$–	$760	$2,459	$653	$3,872
Depreciation	–	62	159	53	274
Disposals	–	(10)	(23)	(8)	(41)
Foreign currency adjustments and other	–	32	30	8	70
Balance as at October 31, 2011	$–	$844	$2,625	$706	$4,175
Depreciation	–	43	180	58	281
Disposals(2)	–	(207)	(79)	(80)	(366)
Foreign currency adjustments and other	–	5	(9)	(5)	(9)
Balance as at October 31, 2012	$–	$685	$2,717	$679	$4,081
Net book value
Balance as at October 31, 2011	$331	$1,209	$563	$401	$2,504 (1)
Balance as at October 31, 2012	$300	$962	$599	$399	$2,260 (1)

(1)	Includes $33 (2011 – $252) of investment property.
(2)	During the year the Bank sold certain real estate assets which reduced land, buildings and equipment by $295 and investment property by $219 and recorded an after tax gain of $708.

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CONSOLIDATED FINANCIAL STATEMENTS

16	Investments in associates

Significant interests in associates

The Bank had significant investments in the following associates:

	As at							Opening as at
			October 31, 2012				October 31 2011	November 1 2010
($ millions)	Country of incorporation	Nature of business	Ownership percentage		Date of financial statement(1)	Carrying value	Carrying value	Carrying value
Associates
CI Financial Corp.(2)	Canada	Wealth Management	36.9%		September 30, 2012	$2,511	$2,468	$2,411
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%		September 30, 2012	1,570	1,430	1,367
Maduro & Curiel’s Bank N.V.	Curacao	Banking	48.2%		September 30, 2012	168	152	138
Bank of Xi’an Co. Ltd.	China	Banking	18.1	%(3)	September 30, 2012	227	95	72
DundeeWealth Inc.(4)	Canada	Wealth Management	N/A		N/A	N/A	N/A	372

(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Based on the quoted price on the Toronto Stock Exchange (TSX) of CI Financial Corp. as at October 31, 2012, the Bank’s investment in CI Financial Corp. amounted to $2,442 (October 31, 2011 – $2,092, November 1, 2010 – $2,237).
(3)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors. During 2012, the Bank increased its equity interest in Bank of Xi’an Co. Ltd. by acquiring an additional 3.3% for approximately $100.
(4)	On November 1, 2010, the Bank had significant influence over DundeeWealth through its 19% ownership interest and accounted for its investment using the equity method. Based on the quoted price on the TSX of DundeeWealth as at November 1, 2010, the Bank’s investment in DundeeWealth amounted to $477. During the second quarter of 2011, the Bank completed its acquisition of 100% of the issued and outstanding common shares of DundeeWealth.
N/A	- not applicable as control of DundeeWealth was acquired on February 1, 2011.

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended and as at September 30, 2012(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.	$1,418	$345	$3,107	$1,452
Thanachart Bank Public Company Limited	1,472	232	30,815	28,205
Maduro & Curiel’s Bank N.V.	260	77	3,377	3,012
Bank of Xi’an Co. Ltd.	478	212	15,197	14,203

	For the twelve months ended and as at September 30, 2011(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.	$ 1,482	$ 377	$ 3,180	$ 1,524
Thanachart Bank Public Company Limited	1,547	277	28,466	26,095
Maduro & Curiel’s Bank N.V.	253	73	3,336	2,998
Bank of Xi’an Co. Ltd.	377	161	12,521	11,724

(1)	Based on the most recent available financial statements.

17	Goodwill and other intangible assets

Goodwill

The changes in the carrying amounts of goodwill cash-generating units (CGUs) or group of CGUs are as follows:

($ millions)	Canadian Banking	Global Wealth Management		Global Capital Markets	Global Corporate & Investment Banking	Latin America		Caribbean/ Central America	Pacific	Total
Opening as at November 1, 2010	$334	$774		$17	$103	$1,171		$665	$–	$3,064
Acquisitions	–	1,232	(1)	–	–	86		–	–	1,318
Foreign currency adjustments and other	–	(5)		(1)	6	(22)		(9)	–	(31)
Balance as at October 31, 2011	$334	$2,001		$16	$109	$1,235		$656	$–	$4,351
Acquisitions	2	–		71	–	819	(2)	–	–	892
Foreign currency adjustments and other	(17)	14		–	–	9		(10)	–	(4)
Balance as at October 31, 2012	$319	$2,015		$87	$109	$2,063		$646	$–	$5,239

(1)	The change from November 1, 2010 to October 31, 2011 is mainly due to the acquisition of DundeeWealth Inc. Refer to Note 40 for further details.
(2)	The change from October 31, 2011 is mainly due to the acquisition of Banco Colpatria. Refer to Note 40 for further details.

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CONSOLIDATED FINANCIAL STATEMENTS

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to the CGUs or group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU or group of CGUs falling below its carrying value.

The carrying value also considers the amount of goodwill and unamortized intangible assets allocated to a CGU or group of CGUs. The recoverable amount is the higher of fair value less costs to sell and value in use. The recoverable amount is determined based on fair value less costs to sell using price earnings (P/E) multiples applied to normalized net income for the last four quarters. P/E multiples ranging from 7-14 are applied to the normalized net income and a control premium is added if applicable based on a five year weighted average acquisition premiums paid for comparable companies. Costs to sell are deducted from the fair value of each CGU or group of CGUs, and the resultant recoverable amount is then compared to its respective carrying amount.

The fair value less costs to sell of a CGU or group of CGUs is sensitive to changes in the P/E multiples and the control premium. Management believes that reasonable negative changes in key assumptions used to determine the recoverable amount of the CGU or group of CGUs would not result in an impairment.

Goodwill was assessed for annual impairment as at July 31, 2012, July 31, 2011, and November 1, 2010, and no impairment was determined.

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposits.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts (1)	Other intangibles	Total
Cost
Balance as at November 1, 2010	$448	$651	$–	$–	$1,099
Acquisitions	1	213	2,325	65	2,604
Additions	210	22	–	–	232
Disposals	(1)	(1)	–	–	(2)
Foreign currency adjustments and other	(5)	2	–	–	(3)
Balance as at October 31, 2011	$653	$887	$2,325	$65	$3,930
Acquisitions	–	4	–	2	6
Additions	263	90	–	–	353
Disposals	(3)	(2)	–	–	(5)
Foreign currency adjustments and other	1	(2)	–	–	(1)
Balance as at October 31, 2012	$914	$977	$2,325	$67	$4,283
Accumulated amortization
Balance as at November 1, 2010	$91	$411	$–	$–	$502
Amortization Expense(2)	64	75	–	–	139
Disposals	–	–	–	–	–
Foreign currency adjustments and other	(1)	2	–	–	1
Balance as at October 31, 2011	$154	$488	$–	$–	$642
Amortization Expense(2)	82	87	–	–	169
Disposals	(1)	–	–	–	(1)
Foreign currency adjustments and other	–	20	–	–	20
Balance as at October 31, 2012	$235	$595	$–	$–	$830
Net book value
As at October 31, 2011	$499	$399	$2,325	$65	$3,288
As at October 31, 2012	$679	$382	$2,325	$67	$3,453

(1)	Fund management contracts are attributable to DundeeWealth Inc.
(2)	There were no write-offs, impairment charges or reversal of impairments for the periods presented.

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 3.5% applied thereafter. These cash flows have been discounted at a rate of 12%.

As at October 31, 2012, there is no impairment of the indefinite life intangible assets.

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CONSOLIDATED FINANCIAL STATEMENTS

18	Other assets

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011	November 1 2010
Accrued interest	$1,703	$1,567	$1,519
Accounts receivable	1,748	2,036	1,569
Current tax assets	488	49	120
Pension assets (Note 31)	330	170	135
Receivable from brokers, dealers and clients	1,523	763	292
Receivable from the Federal Deposit Insurance Corporation	534	775	852
Other	4,346	3,802	2,987
Total	$10,672	$9,162	$7,474

19	Leases

(a)	As Lessor

Finance lease receivables

The Bank offers asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customized finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans. The Bank’s net investment in finance lease receivables was as follows:

As at October 31, 2012 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,120	$142	$978
After one year but not more than five years	2,536	213	2,323
More than five years	466	49	417
Total	$4,122	$404	$3,718

As at October 31, 2011 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,221	$155	$1,066
After one year but not more than five years	2,531	251	2,280
More than five years	371	37	334
Total	$4,123	$443	$3,680

Opening as at November 1, 2010 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$802	$102	$700
After one year but not more than five years	2,258	275	1,983
More than five years	799	126	673
Total	$3,859	$503	$3,356

At October 31, 2012, unguaranteed residual value of $25 million (2011 – $28 million, November 1, 2010 – $37 million) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to $19 million (2011 – $26 million, November 1, 2010 – $19 million).

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	As Lessee

Operating lease commitments

The Bank leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Bank also leases equipment under non-cancellable lease arrangements. Where the Bank is the lessee, the future minimum lease payment under non-cancellable operating leases are as follows:

As at October 31 ($ millions)	2012	2011
Within one year	$283	$234
After one year but not more than five years	755	639
More than five years	507	325
Total	$1,545	$1,198

The total of future minimum sublease payments to be received under non-cancellable subleases at the reporting date is $3 million (2011 – $1 million).

Building rent expense, included in premises and technology expense in the Consolidated Statement of Income, was $321 million (2011 – $276 million).

20	Deposits

	As at						Opening as at
	October 31, 2012					October 31 2011	November 1 2010
	Payable on demand		Payable after notice	Payable on a fixed date	Total
($ millions)	Interest- bearing	Non-interest bearing
Personal	$4,796	$3,671	$58,310	$71,274	$138,051	$133,025	$128,850
Business and government	46,165	14,994	18,804	215,625	295,588	266,965	233,349
Banks	1,645	467	858	27,000	29,970	21,345	22,113
Total	$52,606	$19,132	$77,972	$313,899	$463,609	$421,335	$384,312
Recorded in:
Canada					$308,085	$276,006	$262,942
United States					68,708	77,753	52,299
Mexico					9,046	8,513	9,206
Peru					8,064	7,326	6,424
Chile					5,597	4,845	4,350
Colombia					5,698	55	–
U.K.					15,561	12,252	11,606
Other International					42,850	34,585	37,485
Total(1)					$463,609	$421,335	$384,312

(1)	Deposits denominated in U.S. dollars amount to $175,464 (October 31, 2011 – $154,726, November 1, 2010 – $125,773) deposits denominated in Mexican pesos amount to $8,251 (October 31, 2011 – $7,818, November 1, 2010 – $8,389) and deposits denominated in other foreign currencies amount to $40,858 (October 31, 2011 – $30,768, November 1, 2010 – $31,386)

Refer to Note 39(b) for contractual maturity structure for deposits which provides maturities within three months, three to six months, six to twelve months, one to five years and over five years.

21	Covered bond program

Under the Bank’s global covered bond program, the Bank issues debt to investors that is guaranteed by Scotia Covered Bond Trust (the “Trust”), a consolidated SPE. Under the program, the Trust purchases CMHC insured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2012, $15.8 billion (October 31, 2011 – $8.0 billion; November 1, 2010 – $5.1 billion) covered bonds were outstanding and included in business and government deposits on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. and Australian dollars.

As at October 31, 2012, assets pledged in relation to these covered bonds was $17.1 billion (October 31, 2011 – $11.2 billion; November 1, 2010 – $7.3 billion).

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CONSOLIDATED FINANCIAL STATEMENTS

22	Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors.

The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

			As at			Opening as at
($ millions)			October 31, 2012		October 31 2011	November 1 2010
Maturity date	Interest rate (%)	Terms(1)	Par value	Carrying value(2)	Carrying value(2)	Carrying value(2)
September 2013	8.30	Redeemable at any time.	$250	$250	$251	$251
November 2017(3)	5.25	Redeemable at any time. After November 1, 2012, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.00%.	1,000	1,000	1,000	1,000
January 2018	5.30	Redeemable at any time. After January 31, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.90%.	300	300	300	300
March 2018	4.99	Redeemable at any time. After March 27, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 2%.	1,700	1,704	1,713	1,722
October 2018	6.00	Redeemable at any time. After October 3, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 3.25%.	950	950	950	950
April 2019	4.94	Redeemable at any time. After April 15, 2014, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 4.24%.	1,000	1,000	1,000	1,000
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%.	1,000	1,000	1,000	1,000
August 2022	2.898	Redeemable on or after August 3, 2017. After August 3, 2017, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.255%.	1,500	1,500	–	–
October 2024	3.036	Redeemable on or after October 18, 2017. After October 18, 2019, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.14%.	1,750	1,751	–	–
June 2025	8.90	Redeemable at any time.	250	267	268	270
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017.	125	134	134	134
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018.	125	135	136	137
August 2085(4)	Floating	US $152 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date.	152	152	171	175
			$10,102	$10,143	$6,923	$6,939

The contractual maturities of the debentures are summarized in Note 39(b).

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.
(3)	These are Scotiabank Trust Subordinates Notes – Series A issued by Scotiabank Subordinated Notes Trust, a consolidated special purpose entity.
(4)	Total repurchases in fiscal 2012 were approximately US $20 (2011 – nil).

23	Capital instruments

The Bank’s capital instruments have been assessed as either liability instruments, equity instruments, or compound instruments comprised of both liability and equity components. Capital instruments that have certain payment features that do not create an unavoidable obligation to pay cash are classified, in whole or in part, as non-controlling interests – capital instruments equity holders. The Bank’s capital instruments are issued by consolidated SPEs and are eligible as Tier 1 capital for regulatory purposes under Basel II.

		As at				Opening as at
($ millions)		October 31, 2012		October 31, 2011		November 1, 2010
Trust securities	Face Amount	Liability	Equity(1)	Liability	Equity(1)	Liability	Equity(1)
Scotiabank Trust Securities issued by BNS Capital Trust
– Series 2000-1(a)	$500	$–	$–	$–	$–	$494	$–
Scotiabank Trust Securities issued by Scotiabank Capital Trust
– Series 2002-1(b)	750	–	–	696	46	653	89
– Series 2003-1(c) (f) (g)	750	708	34	657	85	618	124
– Series 2006-1(d) (f) (g)	750	–	743	–	743	–	743
Scotiabank Tier 1 Securities issued by Scotiabank Tier 1 Trust
– Series 2009-1(e) (f) (g)	650	650	–	650	–	650	–
Total		$1,358	$777	$2,003	$874	$2,415	$956
(1)	Net of distributions payable included in other liabilities.

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CONSOLIDATED FINANCIAL STATEMENTS

(a)	On December 31, 2010, BNS Capital Trust redeemed all of its $500 million issued and outstanding Scotiabank Trust Securities – Series 2000-1.
(b)	On June 30, 2012, Scotiabank Capital Trust redeemed all of its issued and outstanding Scotiabank Trust Securities – Series 2002-1 (Scotia BaTS). An insignificant amount of these securities were converted into Preferred Shares Series W and were redeemed by the Bank on July 29, 2012. The redemption of Scotia BaTS resulted in a loss of $17 million being recorded in other operating income – other, all of which has been attributed to non-controlling interests – capital instrument equity holders.
(c)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2003-1 (Scotia BaTS II Series 2003-1). The Scotia BaTS II Series 2003-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS II Series 2003-1 would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Notes 26 and 27 – Restrictions on dividend payments]. In certain circumstances on or after December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. If there is an automatic exchange of the Scotia BaTS II Series 2003-1 into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.
(d)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Notes 26 and 27- Restrictions on dividend payment]. Under the circumstances outlined in (f) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank.
The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(e)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). These securities qualify as Tier 1 capital. Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in (f) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(f)	The Scotia BaTS II Series 2003-1, Scotia BaTS II 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(g)	No cash distributions will be payable on the Scotia BaTS II Series 2003-1, Scotia BaTS II 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2003-1, Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Notes 26 and 27 – Restrictions on dividend payments].

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CONSOLIDATED FINANCIAL STATEMENTS

24	Other liabilities

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011	November 1 2010
Accrued interest	$2,035	$1,977	$2,096
Accounts payable and accrued expenses	6,050	5,990	5,165
Current tax liabilities	887	370	509
Deferred tax liabilities (Note 30)	538	478	444
Gold and silver certificates and bullion	3,617	3,931	5,153
Margin and collateral accounts	3,469	4,149	3,360
Payables to brokers, dealers and clients	766	245	58
Provisions for off-balance sheet credit risks and other (Note 25)	365	283	304
Pension liabilities (Note 31)	359	382	389
Other liabilities of subsidiaries and SPEs	9,392	8,070	8,559
Other	4,275	3,973	3,688
Total	$31,753	$29,848	$29,725

25	Provisions

($ millions)	Off-balance sheet credit risks	Other	Total
As at November 1, 2011	$137	$146	$283
Provisions made during the year	47	110	157
Provisions used or no longer required during the year	–	(75)	(75)
Balance as at October 31, 2012	$184	$181	$365

Off-balance sheet credit risks

The provision for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Other

Other primarily includes provisions related to litigation reserves. In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

26	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	As at
	October 31, 2012				October 31, 2011
($ millions)	Number of shares		Amount		Number of shares		Amount
Common shares:
Outstanding at beginning of year	1,088,972,173		$8,336		1,042,912,914		$5,750
Issued under Shareholder Dividend and Share Purchase Plan(1)	15,764,487		822		11,651,346		632
Issued in relation to share-based payments, net (Note 29)	3,282,012		134		3,014,910		151
Issued under public offering	66,350,000		3,329		–		–
Issued in relation to the acquisition of a subsidiary or associated corporation	10,000,000		518	(2)	31,393,003		1,803	(3)
Outstanding at end of year	1,184,368,672	(4)(5)	$13,139		1,088,972,173	(4)(5)	$8,336

(1)	On February 14, 2012, the Board approved an additional 15,100,000 common shares to be reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan (the “Plan”). As at October 31, 2012, there were 7,103,491 common shares held in reserve for issuance under the Plan.
(2)	Represents $518 issued in relation to the acquisition of Banco Colpatria on January 17, 2012.
(3)	Includes $1,796 issued in relation to the acquisition of DundeeWealth Inc. on February 1, 2011.
(4)	In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2012, the number of such shares bought and sold was 15,546,467 (2011 – 14,416,246; 2010 – 13,319,524).
(5)	Excludes 204,938 shares in 2012 (2011 – 506,807) held by the Bank in relation to share-based payment plans cancelled.

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CONSOLIDATED FINANCIAL STATEMENTS

Common shares issued under public offering

On February 9, 2012 and September 7, 2012, the Bank completed public offerings of 33 million and 33.35 million common shares, respectively, at prices of $50.25 and $52 per common share. As a result, the Bank recorded an aggregate increase to equity – common shares of $3,329 million, net of transaction costs and related tax of $63 million.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its preferred or common shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 23 Capital instruments] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares.

Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

Dividend

The dividends paid on common shares in 2012 and 2011 were $2,493 million ($2.19 per share) and $2,200 million ($2.05 per share), respectively. The Board of Directors approved a quarterly dividend of 57 cents per common share at its meeting on December 6, 2012. This quarterly dividend applies to shareholders of record as of January 2, 2013, and is payable January 29, 2013.

27	Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	As at				Opening as at
	October 31, 2012		October 31, 2011		November 1, 2010
($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Preferred shares(a):
Series 12(b)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(c)	12,000,000	300	12,000,000	300	12,000,000	300
Series 14(d)	13,800,000	345	13,800,000	345	13,800,000	345
Series 15(e)	13,800,000	345	13,800,000	345	13,800,000	345
Series 16(f)	13,800,000	345	13,800,000	345	13,800,000	345
Series 17(g)	9,200,000	230	9,200,000	230	9,200,000	230
Series 18(h)	13,800,000	345	13,800,000	345	13,800,000	345
Series 20(i)	14,000,000	350	14,000,000	350	14,000,000	350
Series 22(j)	12,000,000	300	12,000,000	300	12,000,000	300
Series 24(k)	10,000,000	250	10,000,000	250	10,000,000	250
Series 26(l)	13,000,000	325	13,000,000	325	13,000,000	325
Series 28(m)	11,000,000	275	11,000,000	275	11,000,000	275
Series 30(n)	10,600,000	265	10,600,000	265	10,600,000	265
Series 32(o)	16,345,767	409	16,345,767	409	–	–
Total preferred shares	175,345,767	$4,384	175,345,767	$4,384	159,000,000	$3,975

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CONSOLIDATED FINANCIAL STATEMENTS

Terms of preferred shares

	Dividends per share	Issue date	Issue price	Initial dividend	Initial dividend payment date	Dividend reset rate	Redemption date	Redemption price
Preferred shares
Series 12(b)	$0.328125	July 14, 1998	$25.00	$0.381164	October 28, 1998	–	October 29, 2013	$25.00
Series 13(c)	0.300000	March 15, 2005	25.00	0.440500	July 27, 2005	–	April 26, 2012 to April 25, 2013	25.50
Series 14(d)	0.281250	January 24, 2007	25.00	0.283560	April 26, 2007	–	April 26, 2012 to April 25, 2013	26.00
Series 15(e)	0.281250	April 5, 2007 April 17, 2007	25.00	0.348290	July 27, 2007	–	July 27, 2012 to July 28, 2013	26.00
Series 16(f)	0.328125	October 12, 2007	25.00	0.391950	January 29, 2008	–	January 29, 2013	26.00
Series 17(g)	0.350000	January 31, 2008	25.00	0.337530	April 28, 2008	–	April 26, 2013	26.00
Series 18(h)	0.312500	March 25, 2008 March 27, 2008	25.00	0.431500	July 29, 2008	2.05%	April 26, 2013	25.00
Series 20(i)	0.312500	June 10, 2008	25.00	0.167800	July 29, 2008	1.70%	October 26, 2013	25.00
Series 22(j)	0.312500	September 9, 2008	25.00	0.482900	January 28, 2009	1.88%	January 26, 2014	25.00
Series 24(k)	0.390600	December 12, 2008	25.00	0.586500	April 28, 2009	3.84%	January 26, 2014	25.00
Series 26(l)	0.390625	January 21, 2009	25.00	0.415240	April 28, 2009	4.14%	April 26, 2014	25.00
Series 28(m)	0.390625	January 30, 2009	25.00	0.376710	April 28, 2009	4.46%	April 26, 2014	25.00
Series 30(n)	0.240625	April 12, 2010	25.00	0.282200	July 28, 2010	1.00%	April 26, 2015	25.00
Series 32(o)	0.231250	February 1, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2016	25.00
		February 28, 2011

(a)	Non-cumulative preferential cash dividends on Series 12, 13, 14, 15, 16, 17, 18, 20, 22, 24, 26, 28, 30 and 32 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 18, 20, 22, 24, 26, 28, 30 and 32) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on all Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated dividend reset rate, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 19, 21, 23, 25, 27, 29, 31 and 33 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-year Rate Reset Preferred Shares (Series 19, 21, 23, 25, 27, 29, 31 and 33) are payable, in an amount per share equal to the sum of the T-Bill Rate plus the dividend reset rate of the converted preferred shares, multiplied by $25.00. Holders of Fixed Rate Reset Preferred Shares will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 18, 20, 22, 24, 26, 28, 30 or 32 preferred shares issued and outstanding on the applicable conversion date, all of the issued and outstanding Series 18, 20, 22, 24, 26, 28, 30 or 32 preferred shares will be automatically converted on the applicable conversion date into an equal number of Series 19, 21, 23, 25, 27, 29, 31 or 33 preferred shares.
(b)	With regulatory approval, the Series 12 Non-cumulative Preferred Shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.
(c)	With regulatory approval, the Series 13 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2012 and ending April 25, 2013 at $25.50 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2014, following which no redemption premium is payable.
(d)	With regulatory approval, the Series 14 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2012 and ending April 25, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2016, following which no redemption premium is payable.
(e)	With regulatory approval, the Series 15 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing July 27, 2012 and ending July 28, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 26, 2016, following which no redemption premium is payable.
(f)	With regulatory approval, the Series 16 Non-cumulative Preferred Shares may be redeemed by the Bank on or after January 29, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until January 26, 2017, following which no redemption premium is payable.
(g)	With regulatory approval, the Series 17 Non-cumulative Preferred Shares may be redeemed by the Bank on or after April 26, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 25, 2017, following which no redemption premium is payable.
(h)

Holders of Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2013, and on April 26 every five years thereafter. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2013, and for Series 19 preferred shares, if applicable, on April 26, 2018 and every five years thereafter,

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CONSOLIDATED FINANCIAL STATEMENTS

respectively, at $25.00 per share, together with declared and unpaid dividends.
(i)	Holders of Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2013, and on October 26 every five years thereafter. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2013, and for Series 21 preferred shares, if applicable, on October 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(j)	Holders of Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2014, and for Series 23 preferred shares, if applicable, on January 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(k)	Holders of Series 24 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 24 preferred shares may be redeemed by the Bank on January 26, 2014, and, if applicable, Series 25 preferred shares on January 26, 2019 and every five years thereafter, respectively, for $25.00 per share, together with declared and unpaid dividends.
(l)	Holders of Series 26 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 26 preferred shares may be redeemed by the Bank on April 26, 2014, and for Series 27 preferred shares, if applicable, on April 26, 2019, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(m)	Holders of Series 28 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 28 preferred shares may be redeemed by the Bank on April 26, 2014 and for Series 29 preferred shares, if applicable, on April 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(n)	Holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2015, and on April 26 every five years thereafter. With regulatory approval, Series 30 preferred shares may be redeemed by the Bank on April 26, 2015, and for Series 31 preferred shares, if applicable, on April 26, 2020 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(o)	Holders of Series 32 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 33 non-cumulative floating rate preferred shares on February 2, 2016, and on February 2 every five years thereafter. With regulatory approval, Series 32 preferred shares may be redeemed by the Bank on February 2, 2016, and for Series 33 preferred shares, if applicable, on February 2, 2021 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 23 Capital instruments] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

28	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates,

capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements.

Regulatory capital ratios are determined in accordance with the capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II.

Under this framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal

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CONSOLIDATED FINANCIAL STATEMENTS

Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements.

The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios and effective 2011, for a significant portion of international corporate and commercial portfolios. In 2013, the Bank will implement the AIRB approach for its Caribbean Retail portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on- and off-balance sheet exposures.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at October 31, 2012. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at October 31, 2012.

Bank regulatory capital consists of two components – Tier 1 capital, which is more permanent, and Tier 2 capital, as follows:

	IFRS	CGAAP(1)
	As at
($ millions)	October 31, 2012	October 31, 2011	November 1, 2010
Total equity attributable to equity holders of the Bank	$39,636	$32,760	$27,631
Adjustment for transition to IFRS	322	–	–
Components of accumulated other comprehensive income excluded from Tier 1	(497)	(444)	(457)
Capital instruments and equity(2)	2,150	2,900	3,400
Non-controlling interests in subsidiaries	966	640	579
Goodwill and intangibles in excess of 5% of Gross Tier 1 Capital	(5,239)	(4,662)	(3,050)
Other capital deductions(3)	(2,902)	(2,705)	(2,769)
Tier 1 capital	$34,436	$28,489	$25,334
Qualifying subordinated debentures, net of amortization	9,893	6,723	6,790
Other net capital items(4)	(2,136)	(2,679)	(2,525)
Tier 2 capital	$7,757	$4,044	$4,265
Total regulatory capital	$42,193	$32,533	$29,599
Total risk-weighted assets	$253,309	$233,970	$215,034
Capital ratios
Tier 1 capital ratio	13.6%	12.2%	11.8%
Total capital ratio	16.7%	13.9%	13.8%
Assets-to-capital multiple	15.0x	16.6x	17.0x

(1)	Prior periods have not been restated as they represent the actual ratios reported in that period for regulatory purposes.
(2)	Includes distributions payable recorded in other liabilities.
(3)	Comprised of 50% of all investments in certain specified corporations, including insurance subsidiaries effective November 1, 2011, and other items.
(4)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities prior to November 1, 2011, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.

29	Share-based payments

(a)	Stock option plans

The Bank grants stock options, tandem stock appreciation rights (Tandem SARs) and stand-alone stock appreciation rights (SARs) as part of the Employee Stock Option Plan. Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date.

Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under the Bank’s Employee Stock Option Plan of which 87.2 million common shares have been issued as a result of the exercise of options and 22.3 million common shares are committed under outstanding options, leaving 19.5 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 6, 2012 to December 5, 2021.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The stock option plans include:

¡	Tandem stock appreciation rights

Employee stock options granted between November 1, 2002 to November 1, 2009 have Tandem SARs, which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. As at October 31, 2012, 4,628,608 Tandem SARs were outstanding (2011 – 14,163,016; November 1, 2010 – 16,382,636).

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CONSOLIDATED FINANCIAL STATEMENTS

The share-based payment liability recognized for vested Tandem SARs as at October 31, 2012 was $56 million (2011 – $199 million; November 1, 2010 – $285 million). The corresponding intrinsic value of this liability as at October 31, 2012 was $56 million (2011 – $190 million; November 1, 2010 – $264 million).

In 2012, a benefit of $23 million (2011 – $19 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included gains arising from derivatives used to manage the volatility of share-based payment of $22 million (2011 – net of losses of $11 million).

Renouncement of Tandem SARs

During the year, certain employees voluntarily renounced 6,739,163 Tandem SARs while retaining their corresponding option for shares. These renouncements are not considered to be modifications of the stock options under IFRS. As a result, the stock options are not required to be re-valued and the existing accrued liability of $75 million and related deferred tax asset of $20 million was reclassified to equity, resulting in a net increase to equity – other reserves of $55 million. The remaining outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

¡	Stock options

Employee stock options granted beginning December 2009, are equity-classified stock options which call for settlement in shares and do not have Tandem SAR features.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2012 was $151 million (2011 – $61 million; November 1, 2010 – $25 million).

In 2012, an expense of $31 million (2011 – $36 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2012, future unrecognized compensation cost for non-vested stock options was $11 million (2011 – $16 million) which is to be recognized over a weighted-average period of 1.56 years (2011 – 1.75 years).

As part of the February 1, 2011 acquisition, DundeeWealth stock options were converted to 1,293,308 options based on the Bank’s common shares. These options expire between December 21, 2012 and January 20, 2021. No share option awards have been granted under this plan since February 1, 2011.

¡	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2012, 319,552 SARs were granted (2011 – 385,736) and as at October 31, 2012, 2,195,093 SARs were outstanding (2011 – 2,597,908; November 1, 2010 – 3,254,098), of which 2,079,498 SARs were vested (2011 – 2,410,478; November 1, 2010 – 2,887,488).

The share-based payment liability recognized for vested SARs as at October 31, 2012 was $21 million (2011 – $34 million; November 1, 2010 – $63 million). The corresponding intrinsic value of this liability as at October 31, 2012 was $19 million (2011 – $30 million; November 1, 2010 – $63 million).

In 2012, an expense of $2 million (2011 – $4 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This expense was net of gains arising from derivatives used to manage the volatility of share-based payment of $4 million (2011 – included losses of $1 million).

Determination of fair values

The share-based payment liability and corresponding expense for SARs and options with Tandem SAR features, was quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2012	2011
Assumptions
Risk-free interest rate	1.26% – 1.79%	1.12% – 1.85%
Expected dividend yield	3.96%	3.83%
Expected price volatility	15.64% – 23.57%	20.76% – 28.16%
Expected life of option	0.04 – 6.24 years	0.05 – 5.81 years
Fair value
Weighted-average fair value	$11.39	$15.38

The share-based payment expense for stock options, i.e., without Tandem SAR features, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2012 and 2011 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2012 Grant	2011 Grant
Assumptions
Risk-free interest rate	1.74%	2.70%
Expected dividend yield	4.16%	3.43%
Expected price volatility	26.50%	23.24%
Expected life of option	6.23 years	6.12 years
Fair value
Weighted-average fair value	$7.25	$9.42

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Details of the Bank’s Employee Stock Option Plan are as follows(1):

	As at
	October 31, 2012		October 31, 2011(2)
	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	22,406	$43.39	20,988	$39.14
Granted(3)	3,837	49.93	3,415	55.63
Issued on acquisition	–	–	1,293	43.98
Exercised as options	(2,790)	28.11	(3,036)	28.73
Exercised as Tandem SARs	(125)	28.55	(68)	28.18
Forfeited/expired(3)	(217)	53.93	(186)	37.80
Outstanding at end of year(4)	23,111	$46.30	22,406	$43.39
Exercisable at end of year(5)	13,252	$44.02	12,585	$39.66
Available for grant	19,706		23,202

	Options Outstanding			Options Exercisable
As at October 31, 2012	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$24.40 to $33.89	5,132	4.61	$32.58	4,037	$32.30
$38.19 to $46.02	2,588	2.65	$42.89	2,552	$42.95
$47.39 to $52.00	9,332	7.35	$49.44	3,588	$49.81
$52.57 to $55.63	6,059	7.08	$54.54	3,075	$53.54
	23,111	6.15	$46.30	13,252	$44.02

(1)	Excludes SARs.
(2)	Comparative amounts have been restated to conform with current presentation.
(3)	Excludes renouncement of Tandem SARs by employees while retaining their corresponding option for shares.
(4)	Includes outstanding options of 4,628,608 Tandem SARs (2011 – 14,163,016) and 847,800 options originally issued under DundeeWealth plans (2011 – 1,057,349).
(5)	Includes exercisable options of 4,192,242 Tandem SARs (2011 – 11,518,088) and 314,723 options originally issued under DundeeWealth plans (2011 – 162,864).

(b)	Employee share ownership plans

Eligible employees can generally contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50% of eligible contributions, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2012, the Bank’s contributions totalled $28 million (2011 – $30 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. These units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2012, an aggregate expense of $191 million (2011 – $215 million expense net of hedge) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense was net of gains arising from derivatives used to manage the volatility of share-based payment of $43 million (2011 – included losses of $13 million).

As at October 31, 2012, the share-based payment liability recognized for vested awards under these plans was $627 million (2011 – $539 million; November 1, 2010 – $351 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2012, there were 1,825,777 units outstanding (2011 – 1,764,974).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2012, there were 413,723 units outstanding (2011 – 360,216).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2012, there were 2,070,376 units (2011 – 2,107,385) awarded and outstanding of which 1,456,926 were vested (2011 – 1,621,118).

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CONSOLIDATED FINANCIAL STATEMENTS

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units that vest at the end of three years. A portion of the PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of outstanding shares due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2012, there were 9,144,347 units (2011 – 7,822,434) awarded and outstanding including 9,144,347 (2011 – 7,385,718) subject to performance criteria of which 7,370,947 were vested (2011 – 6,085,003).

Deferred Performance Plan

Under the Deferred Performance Plan, a portion of the bonus received by Global Banking and Markets employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years. Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other liability-classified share-based payment plans in salaries and employee benefits expense in the Consolidated Statement of Income.

(d)	Share Bonus and Retention Award Plans

Prior to the acquisition of DundeeWealth on February 1, 2011, DundeeWealth had established share bonus plans for eligible participants. The share bonus plans permitted common shares of DundeeWealth to be issued from treasury or purchased in the market. At the time of the acquisition of DundeeWealth, the share bonus awards that were granted but not yet vested were converted into 377,516 Bank of Nova Scotia common shares to be issued from treasury. As at October 31, 2012, there were 79,102 (2011 – 257,278) share bonus awards outstanding from the DundeeWealth share bonus plans. During 2012, 153,675 common shares were issued from treasury for these plans (2011 – 119,806) and 24,501 awards were forfeited (2011 – 432). Share bonus awards have not been granted under these plans since February 1, 2011.

Prior to the acquisition of DundeeWealth, DundeeWealth had established share-based retention award plans whereby DundeeWealth purchased shares in the market to be held in trust for the benefit of certain employees and portfolio managers. At the time of the acquisition of DundeeWealth, the retention awards were converted to Bank common shares, other securities and cash. As at October 31, 2012 there were 204,938 (2011 – 506,807) Bank common shares held in trust for these plans. Retention awards have not been granted under these plans since February 1, 2011.

The share bonus and retention award plans are considered to be equity-classified awards. In 2012, an expense of $7 million (2011 – $10 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2012, the amount recorded in equity – other reserves for vested awards for these plans was $15 million (2011 – $35 million). As at October 31, 2012, future unrecognized compensation cost for non-vested share bonus and retention awards was $4 million (2011 – $11 million) which is to be recognized over a weighted-average period of 1.26 years (2011 – 1.56 years).

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CONSOLIDATED FINANCIAL STATEMENTS

30	Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

a)	Components of income tax provision

For the year ended October 31 ($ millions)	2012	2011
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$94	$253
Provincial	200	260
Adjustments related to prior periods	12	(10)
Foreign	784	747
Adjustments related to prior periods	(21)	1
	1,069	1,251

Deferred income taxes:
Domestic:
Federal	296	113
Provincial	186	30
Foreign	29	29
	511	172
Total provision for income taxes in the Consolidated Statement of Income	$1,580	$1,423

Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$(47)	$(61)
Deferred income taxes	12	72
	(35)	11

Reported in:
Other Comprehensive Income	(53)	11
Common shares	(2)	–
Other reserves	20	–
Total provision for income taxes in the Consolidated Statement of Changes in Equity	(35)	11
Total provision for income taxes	$1,545	$1,434

Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$571	$128
Deferred tax expense (benefit) of tax rate changes	(41)	44
Deferred tax benefit of previously unrecognized tax losses, tax credits and temporary differences	$(19)	$–

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2012		2011
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at statutory rate	$2,122	26.4%	$1,893	28.0%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(240)	(3.0)	(257)	(3.8)
Tax-exempt income from securities	(185)	(2.3)	(309)	(4.6)
Deferred income tax effect of substantively enacted tax rate changes	(41)	(0.5)	44	0.7
Other, net	(76)	(1.0)	52	0.8
Total income taxes and effective tax rate	$1,580	19.6%	$1,423	21.1%

In 2012 and 2011, the changes in the statutory tax rates were primarily due to the reduction on the Canadian federal and Ontario tax rates.

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CONSOLIDATED FINANCIAL STATEMENTS

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at		Opening as at
($ millions)	October 31 2012	October 31 2011	October 31 2012	October 31 2011	November 1 2010
Deferred tax assets:
Loss carryforwards	$330	$195	$800	$1,114	$1,242
Allowance for credit losses	27	88	551	581	697
Deferred compensation	(39)	28	262	276	310
Deferred income	18	12	256	218	214
Property and equipment	9	(66)	133	98	50
Pension and other post-retirement benefits	37	9	408	421	393
Securities	(69)	16	120	129	227
Other	167	155	413	257	318
Total deferred tax assets	$480	$437	$2,943	$3,094	$3,451
Deferred tax liabilities:
Deferred income	$(5)	$14	$110	$60	$8
Property and equipment	37	4	37	54	101
Pension and other post-retirement benefits	25	23	77	50	67
Securities	(142)	51	135	144	405
Intangibles assets	(49)	(13)	852	802	135
Other	103	186	334	248	203
Total deferred tax liabilities	$(31)	$265	$1,545	$1,358	$919
Net deferred tax assets (liabilities)(1)	$511	$172	$1,398	$1,736	$2,532

(1)	For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by entity. As a result, the net deferred tax assets of $1,398 (2011 – $1,736, November 1, 2010 – $2,532) are represented by deferred tax assets of $1,936 (2011 – $2,214, November 1, 2010 – $2,976), and deferred tax liabilities of $538 (2011 – $478, November 1, 2010 – $444) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2012	2011
Balance at beginning of year	$1,736	$2,532
Deferred tax benefit (expense) for the year recorded in income	(511)	(172)
Deferred tax benefit (expense) for the year recorded in equity	(12)	(72)
Acquired in business combinations	80	(639)
Other	105	87
Balance at end of year	$1,398	$1,736

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $306 million (2011 – $335 million; November 1, 2010 – $317 million). The amount related to unrecognized tax losses is $36 million, which will expire as follows: $4 million in 2013 to 2016 and $32 million have no fixed expiry date.

Included in the net deferred tax asset are tax benefits of $76 million (2011 – $53 million; November 1, 2010 – $109 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits to be realized from tax planning strategies.

There were temporary differences of $28.5 billion (2011 – $25.6 billion; November 1, 2010 – $21.8 billion) related to the Bank’s investments in subsidiaries and interests in joint ventures for which no deferred tax liabilities were recognized.

Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a deferred tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2012, are estimated to be $985 million (2011 – $935 million; November 1, 2010 – $907 million).

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CONSOLIDATED FINANCIAL STATEMENTS

31	Employee benefits

The Bank sponsors a number of employee benefit plans, including pensions and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension, post-retirement and other long-term employee benefit plans in Canada, the U.S., Mexico, the U.K., Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean region in which the Bank operates.(1)

	Pension plans		Other benefit plans
For the year ended October 31 ($ millions)	2012	2011	2012	2011
Change in benefit obligation
Benefit obligation at beginning of year	$5,434	$5,560	$1,405	$1,369
Cost of benefits earned in the year	174	173	61	56
Interest cost on benefit obligation	322	316	83	80
Employee contributions	17	15	–	–
Benefits paid	(345)	(435)	(59)	(58)
Actuarial loss (gain)	1,064	(150)	34	(18)
Past service cost	19	34	(23)	–
Business combinations	–	75	–	–
Curtailments	–	–	(2)	–
Settlements	–	(122)	–	–
Foreign exchange	(7)	(32)	2	(24)
Benefit obligation at end of year	$6,678	$5,434	$1,501	$1,405

Change in fair value of assets
Fair value of assets at beginning of year	$5,213	$5,499	$286	$287
Expected return on plan assets(2)	372	372	24	22
Actuarial gain (loss)(2)	32	(262)	–	(10)
Employer contributions	338	154	56	64
Employee contributions	17	15	–	–
Benefits paid	(345)	(435)	(59)	(58)
Business combinations	–	75	–	–
Settlements	–	(170)	–	–
Foreign exchange	(20)	(35)	4	(19)
Fair value of assets at end of year(3)	$5,607	$5,213	$311	$286
Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year(4)	$(1,071)	$(221)	$(1,190)	$(1,119)
Unrecognized net actuarial loss (gain)(5)	1,100	63	78	4
Unrecognized past service costs(6)	5	6	(23)	(1)
Effect of asset limitation and minimum funding requirement(7)	(63)	(60)	–	–
Net asset (liability) at end of year(8)	$(29)	$(212)	$(1,135)	$(1,116)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	$330	$170	$–	$–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(359)	(382)	(1,135)	(1,116)
Net asset (liability) at end of year	$(29)	$(212)	$(1,135)	$(1,116)
Annual benefit expense
Cost of benefits earned in the year	$174	$173	$61	$56
Interest cost on benefit obligation	322	316	83	80
Past service costs	19	82	–	–
Expected return on assets(2)	(372)	(372)	(24)	(22)
Amortization of net actuarial loss (gain) including asset limit	–	(1)	(42)	4
Amount of curtailment (gain) loss recognized	–	–	(2)	–
Amount of settlement (gain) loss recognized	–	(2)	–	–
Change in the asset limitation and minimum funding requirement	6	(84)	–	–
Benefit expense (income) excluding defined contribution benefit expense	149	112	76	118
Defined contribution benefit expense	13	7	–	–
Total benefit expense	$162	$119	$76	$118

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
(2)	The actual return on the assets of the pension plans and other benefits plans were $404 and $24, respectively (2011 – $110 and $12).
(3)	The fair value of pension plan assets invested in securities (stocks, bonds) of the Bank totaled $429 (2011 – $421; November 1, 2010 – $450). The fair value of pension plan assets invested in property occupied by the Bank totaled $3 (2011 – $3; November 1, 2010 – $4).
(4)	As at November 1, 2010, the excess (deficit) of fair value of assets over benefit obligation was $(61) for the pension plans and $(1,082) for the other benefit plans.
(5)	As at November 1, 2010, the unrecognized net actuarial loss (gain) was $(54) for the pension plans and $14 for the other benefit plans.
(6)	As at November 1, 2010, the unrecognized past service cost was $6 for the pension plans and $(1) for the other benefit plans.
(7)	As at November 1, 2010, the effect of asset limitation and minimum funding requirement was $(146) for the pension plans and nil for the other benefit plans.
(8)	As at November 1, 2010, the net asset (liability) was $(255) for the pension plans and $(1,069) for the other benefit plans.

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CONSOLIDATED FINANCIAL STATEMENTS

Included in the benefit obligation are the following amounts in respect of plans that are wholly unfunded and plans that are wholly or partly funded:

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2012	2011	Opening as at November 1 2010	2012	2011	Opening as at November 1 2010
Benefit obligation of plans that are wholly unfunded	$339	$289	$289	$1,132	$1,060	$1,000
Benefit obligation of plans that are wholly or partly funded	6,339	5,145	5,271	369	345	369

Summary of historical information – amounts for the current and previous annual periods

	Pension plans		Other benefit plans
As at October 31 ($ millions)	2012	2011	2012	2011
Benefit obligation at end of year	$6,678	$5,434	$1,501	$1,405
Fair value of assets at end of year	5,607	5,213	311	286
Excess (deficit) of fair value of assets over benefit obligation at end of year	(1,071)	(221)	(1,190)	(1,119)
Experience (gains)/losses arising on benefit obligation	28	–	(53)	50
Experience gains/(losses) arising on assets	$32	$(262)	$–	$(10)

Key weighted-average assumptions (%) (1)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2012	2011	Opening as at November 1 2010	2012	2011	Opening as at November 1 2010
To determine benefit obligation at end of year
Discount rate	4.80%	5.90%	5.80%	5.00%	5.90%	5.90%
Rate of increase in future compensation(2)	2.80%	3.30%	3.80%	4.40%	4.60%	4.80%
To determine benefit expense (income) for the year
Discount rate	5.90%	5.80%	n/a	5.90%	5.90%	n/a
Assumed long-term rate of return on assets	7.15%	7.25%	n/a	8.43%	7.94%	n/a
Rate of increase in future compensation(2)	3.30%	3.80%	n/a	4.60%	4.80%	n/a
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	6.60%	6.20%	6.60%
Ultimate rate	n/a	n/a	n/a	4.90%	3.90%	4.00%
Year ultimate rate reached	n/a	n/a	n/a	2029	2029	2029

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2012 benefit expense for all Canadian pension plans was 5.7% (2011 – 5.6%) and for Canadian other benefit plans was 5.5% (2011 – 5.6%). The discount rate used for the 2012 end of year benefit obligation for all Canadian pension plans was 4.6% (2011 – 5.7%) and for Canadian other benefit plans was 4.5% (2011 – 5.5%). The 2012 assumed long-term rate of return on assets for all Canadian pension plans was 7.0% (2011 – 7.0%).
(2)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2012 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of 1% decrease in discount rate	$1,212	$72	$237	$23
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	52	n/a	3
Impact of 0.25% increase in rate of increase in future compensation	80	13	1	–
Impact of 1% increase in health care cost trend rate	n/a	n/a	129	24
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(102)	(20)

Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment management firms – including related-party managers – are typically hired and assigned specific mandates within each asset class.

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CONSOLIDATED FINANCIAL STATEMENTS

Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing back to target asset mix is considered – as needed – generally on a quarterly basis. The Bank’s other benefit plans are generally not funded; the assets reflected for these other benefit plans are mostly related to programs in Mexico.

The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans’ investment and actuarial advisors.

The Bank’s principal plans’ weighted-average actual and target asset allocations at October 31, by asset category, are as follows:

	Pension plans				Other benefit plans
Asset category %	Target 2012	Actual 2012	Actual 2011	Actual Nov. 1, 2010	Target 2012	Actual 2012	Actual 2011	Actual Nov. 1 2010
Equity investments	68%	69%	66%	67%	40%	40%	40%	40%
Fixed income investments	31%	30%	34%	32%	60%	60%	60%	60%
Other	1%	1%	–	1%	–	–	–	–
Total	100%	100%	100%	100%	100%	100%	100%	100%

Actuarial valuations

Actuarial valuations for funding purposes for the Bank’s main pension plan are conducted on an annual basis. The most recent actuarial valuation of the Bank’s main pension plan for funding purposes was conducted as of November 1, 2011 (this plan accounts for 75% of principal pension plans’ benefit obligation and 76% of principal pension plans’ fair value of assets). The most recent actuarial valuations for most of the Bank’s principal other benefit plans were completed as of July 31, 2011 for post-retirement benefits and April 30, 2012 for other long-term employee benefits.

Cash payments and contributions

In fiscal year 2012, the Bank made cash payments of $338 million (2011 – $154 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $56 million (2011 – $64 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $13 million (2011 – $7 million) to the principal defined contribution pension plans.

Based on preliminary estimates, the Bank expects to make contributions of $350 million to the principal defined benefit pension plans, $70 million to principal other benefit plans and $15 million to principal defined contribution pension plans for the year ending October 31, 2013.

32	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

During the year the Bank implemented changes in its methodology for certain business line allocations. These allocations did not have an impact on the Bank’s consolidated results. The changes were in the following key areas:

—

Funds transfer pricing – A funds transfer pricing methodology is used to allocate interest income and expense by product to each business line and the Other segment. The methodology was changed from applying short-term rates for transfer pricing of assets and liabilities to applying rates that match the contractual and behavioural maturities of the assets and liabilities in each business line (matched maturity transfer pricing). This change in the methodology mostly impacted the results of Canadian Banking, Global Wealth Management, and the Other segment. International Banking and Global Banking and Markets were less impacted.

—

Revenue and cost sharing arrangements between Canadian and International Banking and Global Wealth Management – The methodologies for revenue and cost sharing were modified between Global Wealth Management and the two business lines that facilitate the sale and distribution of wealth products. The methodologies were enhanced to ensure that the other business lines are appropriately incented and compensated for their cross-sell activities.

—

Tax normalization – To ensure the reasonability of the effective tax rate for the business lines, the net income from associated corporation, is now adjusted to normalize for taxes. The offset is in Other segment. There is no impact on the overall Bank’s result.

—

Global Transaction Banking (GTB) allocations – GTB business that is serviced in Canadian Banking branches but is attributed to and included in Global Banking and Markets was previously reported as a single line item in net interest income. It is now included on a line-by-line basis, with no overall impact on net income. In addition, other GTB product revenues have now been attributed to Global Banking and Markets.

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CONSOLIDATED FINANCIAL STATEMENTS

The prior year’s amounts have been restated to reflect the revised methodologies. Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:

For the year ended October 31, 2012
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income	$4,756	$4,468	$502	$792	$(515)	$10,003
Net fee and commission revenues	1,477	1,299	2,469	1,246	(217)	6,274
Net income from investments in associated corporations	4	384	210	1	(157)	442
Other operating income	50	347	392	1,543	650	2,982
Provision for credit losses	506	613	3	30	100	1,252
Depreciation and amortization	148	181	63	53	5	450
Other operating expenses	3,004	3,506	2,004	1,466	(27)	9,953
Provision for income taxes	691	464	333	541	(449)	1,580
Net income	$1,938	$1,734	$1,170	$1,492	$132	$6,466
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	2	169	25	2	–	198
Capital instrument equity holders	–	–	–	–	25	25
Net income attributable to equity holders of the Bank	$1,936	$1,565	$1,145	$1,490	$107	$6,243
Average assets ($ billions)	$225	$109	$14	$219	$93	$660
Average liabilities ($ billions)	$150	$70	$16	$165	$222	$623

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2012 ($288) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

For the year ended October 31, 2011
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income	$4,553	$3,579	$444	$768	$(330)	$9,014
Net fee and commission revenues	1,418	1,076	2,205	1,198	(170)	5,727
Net income from investments in associated corporations	7	378	212	–	(164)	433
Other operating income	13	356	576	1,174	17	2,136
Provision for credit losses	592	509	2	33	(60)	1,076
Depreciation and amortization	159	146	50	51	5	411
Other operating expenses	2,925	2,892	1,850	1,431	(28)	9,070
Provision for income taxes	645	375	280	367	(244)	1,423
Net income	$1,670	$1,467	$1,255	$1,258	$(320)	$5,330
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	3	59	29	–	–	91
Capital instrument equity holders	–	–	–	–	58	58
Net income attributable to equity holders of the Bank	$1,667	$1,408	$1,226	$1,258	$(378)	$5,181
Average assets ($ billions)	$210	$93	$12	$192	$79	$586
Average liabilities ($ billions)	$143	$59	$13	$147	$194	$556

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2011 ($287), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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Geographical segmentation(1)

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2012 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$4,762	$542	$846	$832	$3,144	$10,126
Net fee and commission revenues	4,227	422	416	376	1,004	6,445
Net income from investments in associated corporations	214	–	3	4	377	598
Other operating income	1,489	275	58	23	986	2,831
Provision for credit losses	515	20	89	180	348	1,152
Operating expenses	5,715	412	878	587	2,915	10,507
Provision for income taxes	879	290	28	156	374	1,727
	$3,583	$517	$328	$312	$1,874	$6,614
Corporate adjustments						(148)
Net income						$6,466
Net income attributable to non-controlling interests						223
Non-controlling interests in subsidiaries						198
Capital instrument equity holders						25
Net income attributable to equity holders of the Bank						$6,243
Total average assets ($ billions)	$378	$91	$20	$12	$131	$632
Corporate adjustments						28
Total average assets, including corporate adjustments						$660

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2011 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$4,613	$579	$879	$647	$2,382	$9,100
Net fee and commission revenues	4,014	395	409	343	744	5,905
Net income from investments in associated corporations	219	–	1	–	377	597
Other operating income	825	171	46	16	926	1,984
Provision for credit losses	621	(12)	145	85	297	1,136
Operating expenses	5,483	441	869	520	2,269	9,582
Provision for income taxes	626	264	73	138	234	1,335
	$2,941	$452	$248	$263	$1,629	$5,533
Corporate adjustments						(203)
Net income						$5,330
Net income attributable to non-controlling interests						149
Non-controlling interests in subsidiaries						91
Capital instrument equity holders						58
Net income attributable to equity holders of the Bank						$5,181
Total average assets ($ billions)	$360	$62	$19	$10	$113	$564
Corporate adjustments						22
Total average assets, including corporate adjustments						$586

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

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CONSOLIDATED FINANCIAL STATEMENTS

33	Related party transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), all direct reports of the CEO and the Chief Financial Officer.

For the year ended October 31, ($ millions)	2012	2011
Salaries and cash incentives(1)	$20	$19
Equity-based payment(2)	31	29
Pension and other benefits(1)	1	1
Total	$52	$49
(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’

Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 29 for further details of these plans.

Loans and deposits of key management personnel

As at October 31, ($ millions)	2012	2011
Loans	$2	$4
Deposits	$15	$15

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $4.3 million as at October 31, 2012 (2011 – $4.4 million), while actual utilized amounts were $1.6 million (2011 – $2.0 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2012	2011
Net income	$21	$25
Loans	451	255
Deposits	572	392
Guarantees and commitments	49	41

The Bank manages assets of $1.7 billion (October 31, 2011 – $1.8 billion) which is a portion of the Scotiabank principal pension plan assets and earns $3 million (October 31, 2011 – $3 million) in fees.

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34	Principal subsidiaries and non-controlling interests in subsidiaries

(a) Principal subsidiaries(1)

The following table presents the principal subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2012	2011(2)
Canadian
BNS Investments Inc.	Toronto, Ontario	$11,711	$11,276
Montreal Trust Company of Canada	Montreal, Quebec
Scotia Merchant Capital Corporation
Dundee Bank of Canada	Toronto, Ontario	784	753
DundeeWealth Inc.	Toronto, Ontario	3,713	3,567
National Trustco Inc.	Toronto, Ontario	620	601
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Toronto, Ontario	34	18
Scotia Asset Management L.P.	Toronto, Ontario	318	322
Scotia Capital Inc.	Toronto, Ontario	994	853
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	195	150
Scotia Insurance Agency Inc.	Toronto, Ontario	2	2
Scotia Life Insurance Company	Toronto, Ontario	110	110
Scotia Mortgage Corporation	Toronto, Ontario	496	490
Scotia Securities Inc.	Toronto, Ontario	54	55

International
Banco Colpatria Multibanca Colpatria S.A. (51%)	Bogota, Colombia	1,122	–
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	268	241
The Bank of Nova Scotia International Limited	Nassau, Bahamas	10,393	9,476
BNS (Colombia) Holdings Limited (99.9%)	Nassau, Bahamas
Scotiabank Caribbean Treasury Limited	Nassau, Bahamas
BNS International (Barbados) Limited	Warrens, Barbados
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.3%)	Mexica, D.F., Mexica	2,317	2,179
Nova Scotia Inversiones Limitada	Santiago, Chile	2,349	2,182
Scotiabank Chile (99.5%)	Santiago, Chile
Scotia Capital (Europe) Limited	London, England	64	79
Scotia Capital (USA) Inc.(3)	New York, New York
Howard Weil Incorporated(3)	New Orleans, Louisiana
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	493	496
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited (77.0%)	Kingston, Jamaica
Scotia Holdings (US) Inc.(4)	Houston, Texas
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas
Scotia International Limited	Nassau, Bahamas	846	788
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	179	155
Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	853	771
Scotiabank El Salvador, S.A. (99.3%)	San Salvador, El Salvador	382	406
Scotiabank Europe plc	London, England	1,848	1,855
Scotiabank Peru S.A.A. (97.8%)	Lima, Peru	2,236	2,005
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago	262	238

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.
(2)	Comparative amounts have been reclassified to conform with current presentation.
(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.
(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made for subsidiaries with different reporting dates.

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CONSOLIDATED FINANCIAL STATEMENTS

(b) Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at			For the year ended
	October 31, 2012		October 31 2011	October 31 2012	October 31 2011
($ millions)	Non-controlling interest %	Non-controlling interests in subsidiaries	Non-controlling interests in subsidiaries	Net income attributable to non-controlling interests in subsidiaries	Net income attributable to non-controlling interests in subsidiaries
Banco Colpatria Multibanca Colpatria S.A.(1)	49.0%	$327	$–	$100	$–
Scotia Group Jamaica Limited	28.2%	232	233	37	36
Scotiabank Trinidad and Tobago Limited	49.1%	234	210	43	40
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.	2.7%	137	136	9	7
Scotiabank Peru S.A.A.	2.2%	20	17	5	5
Other	N/A	16	30	4	3
Total		$966	$626	$198	$91

(1)	Non-controlling interest holders for Banco Colpatria Multibanca Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value.

35	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

For the year ended October 31 ($ millions)	2012	2011
Banking
Card revenues	$768	$608
Deposit and payment services	1,083	973
Credit fees	897	856
Other	467	435
Total banking revenues	$3,215	$2,872
Wealth management
Mutual funds	$1,125	$940
Brokerage fees	721	728
Investment management and trust	324	295
Total wealth management revenues	$2,170	$1,963

36	Trading revenues

The following table presents details of trading revenues.

For the year ended October 31 ($ millions)	2012	2011
Interest rate and credit	$520	$322
Equities	115	27
Commodities	425	335
Foreign exchange	232	181
Other	24	(35)
Total	$1,316	$830

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37	Earnings per share

For the year ended October 31 ($ millions)	2012	2011
Basic earnings per common share
Net income attributable to common shareholders	$6,023	$4,965
Average number of common shares outstanding (millions)	1,133	1,072
Basic earnings per common share(1) (in dollars)	$5.31	$4.63
Diluted earnings per common share
Net income attributable to common shareholders	$6,023	$4,965
Adjustments to net income due to:(2)
Capital instruments	54	71
Share-based payment options	(21)	(21)
Adjusted income attributable to common shareholders	$6,056	$5,015
Average number of common shares outstanding (millions)	1,133	1,072
Adjustments to average shares due to:(2)
Capital instruments (millions)	23	30
Share-based payment options (millions)	4	6
Average number of diluted common shares outstanding (millions)	1,160	1,108
Diluted earnings per common share(1) (in dollars)	$5.22	$4.53

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain options and tandem stock appreciation rights were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

During the year, 6,739,163 Tandem SARs were voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 29). The impact of the renouncement is not material to the diluted earnings per share. Subsequent to the reporting date, 1,371,282 Tandem SARs were renounced (refer to Note 41).

The calculation of diluted earnings per share includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2000-1, Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The impact on the diluted earnings per share of including these instruments was $0.06 (2011 – $0.05). The calculation also includes the dilutive impact of share-based payment options and Tandem SARs. The impact of these instruments was $0.03 (2011 – $0.05).

38	Guarantees and commitments

(a)	Guarantees

The Bank enters into various types of guarantees in the normal course of business. Guarantees represent an agreement with another counterparty to make a payment to them when certain specified events occur. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	As at		Opening as at
	October 31, 2012	October 31, 2011	November 1, 2010
($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$ 22,136	$ 21,150	$ 20,450
Liquidity facilities	3,926	2,854	1,837
Derivative instruments	4,910	2,537	3,071
Indemnifications	552	559	538

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

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CONSOLIDATED FINANCIAL STATEMENTS

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2012, $4 million (2011 – $8 million; November 1, 2010 – $9 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to these guarantees.

(ii)	Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities generally provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years. Of the $3,926 million (2011 – $2,854 million; November 1, 2010 – $1,837 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 89% (2011 – 85%) is committed liquidity for the Bank’s sponsored conduits.

(iii)	Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if certain events occur. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates, commodity prices or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2012, $372 million (2011 – $215 million; November 1, 2010 – $196 million) was included in derivative instrument liabilities in the Consolidated Statement of Financial Position with respect to these derivative instruments.

(iv)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2012, $4 million (2011 – $4 million; November 1, 2010 – $4 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

–	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
–	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011(1)	November 1 2010(1)
Commercial letters of credit	$1,133	$1,340	$1,090
Commitments to extend credit(2)
Original term to maturity of one year or less	40,691	39,685	40,743
Original term to maturity of more than one year	69,178	65,029	60,418
Securities lending	14,408	12,334	12,463
Securities purchase and other commitments	678	574	436
Total	$126,088	$118,962	$115,150

(1)	Amounts relating to special purpose entities are disclosed in Note 14.
(2)	Includes liquidity facilities, net of credit enhancements.

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(c)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

	As at		Opening as at
($ millions)	October 31 2012	October 31 2011(1)	November 1 2010(1)
Assets pledged to:
Bank of Canada(2)	$25	$25	$25
Foreign governments and central banks(2)	4,859	6,293	7,044
Clearing systems, payment systems and depositories(2)	1,920	1,853	2,026
Assets pledged in relation to exchange-traded derivative transactions	1,465	1,293	561
Assets pledged as collateral related to securities borrowed, and securities lent	38,624	31,684	33,015
Assets pledged in relation to over-the-counter derivative transactions	5,371	4,994	5,267
Assets pledged in relation to covered bond program (Note 21)	17,071	11,235	7,335
Assets pledged under CMHC programs (Note 12)	25,476	25,002	23,381
Other	3,005	3,395	352
Total assets pledged	$97,816	$85,774	$79,006
Obligations related to securities sold under repurchase agreements	56,949	38,216	32,788
Total(3)	$154,765	$123,990	$111,794

(1)	Comparative amounts have been reclassified to conform with current presentation.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged or lodged to have access to the facilities of central banks in foreign jurisdictions.
(3)	Includes assets that have been received from counterparties through normal course business in securities financing and derivative transactions.

(d)	Other executory contracts

The Bank and its subsidiaries have entered into certain long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

39	Financial instruments – risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2012:

–	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);
–	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
–	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
–	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 6. Note 9 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:

–	target markets and product offerings are well defined;
–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of write-offs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 9(c).

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CONSOLIDATED FINANCIAL STATEMENTS

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and effective 2012 for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:

–	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
–	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

	IFRS				CGAAP
As at ($ millions)	October 31, 2012				October 31 2011(2)	Opening as at November 1 2010(2)
	Exposure at default(1)
Category of internal grades	Drawn(3)	Undrawn commitments	Other exposures(4)	Total	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$77,418	$40,560	$39,356	$157,334	$147,177	$111,522
Bank	31,623	10,893	16,919	59,435	55,791	43,508
Sovereign(5)	137,073	1,198	3,220	141,491	105,314	82,728
	246,114	52,651	59,495	358,260	308,282	237,758
Standardized portfolio
Corporate	35,556	2,496	1,846	39,898	30,653	51,202
Bank	3,588	167	38	3,793	3,895	14,564
Sovereign	5,122	83	–	5,205	3,421	13,029
	44,266	2,746	1,884	48,896	37,969	78,795
Total non-retail	$290,380	$55,397	$61,379	$407,156	$346,251	$316,553
Retail
AIRB portfolio
Real estate secured	$85,926	$11,759	$–	$97,685	$103,515	$98,744
Qualifying revolving	14,414	11,613	–	26,027	26,434	19,783
Other retail	16,025	749	–	16,774	14,169	12,424
	116,365	24,121	–	140,486	144,118	130,951
Standardized portfolio
Real estate secured	18,848	–	–	18,848	16,592	16,666
Other retail	16,913	–	–	16,913	13,669	12,567
	35,761	–	–	35,761	30,261	29,233
Total retail	$152,126	$24,121	$–	$176,247	$174,379	$160,184
Total	$442,506	$79,518	$61,379	$583,403	$520,630	$476,737
By geography(6)
Canada	$264,602	$51,343	$23,375	$339,320	$305,644	$280,984
United States	53,056	17,173	24,555	94,784	80,603	73,316
Mexico	13,078	242	759	14,079	12,501	12,658
Other International
Europe	16,308	4,997	6,418	27,723	27,279	27,153
Caribbean	28,942	1,744	2,014	32,700	31,835	30,490
Latin America (excluding Mexico)	39,231	874	2,207	42,312	29,476	25,267
All other	27,289	3,145	2,051	32,485	33,292	26,869
Total	$442,506	$79,518	$61,379	$583,403	$520,630	$476,737

(1)	Exposure at default is presented after credit risk mitigation. Exposures exclude available-for-sale equity securities and other assets.
(2)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(3)	Non-retail drawn includes loans, acceptances, deposits with banks and available-for-sale debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.
(4)	Not applicable for retail exposures. Includes off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.
(5)	Non-retail AIRB drawn exposures include government guaranteed mortgages. 2012 amounts include insured residential mortgages that are on balance sheet as a result of adopting IFRS, but were excluded under CGAAP.
(6)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel II exposure categories as presented in the credit exposure summary table on page 168 of these financial statements. The amounts for Basel II purposes do not include certain assets such as cash, precious metals, investment securities (equities) and other assets. Also excluded from Basel II credit exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Consolidated Statement of Financial Position asset exposures
	Drawn(1)				Other exposures
As at October 31, 2012 ($ millions)	Non-retail		Retail	Securitization	Repo-style transactions	Derivatives
Cash and deposits with banks	$43,764		$–	$–	$9,039	$–
Trading assets (loans)	10,395		–	–	–	–
Investment securities (debt)	28,958		–	158	–	–
Securities purchased under resale agreements	–		–	–	47,354	–
Derivative financial instruments	–		–	–	–	30,327
Loans:
Residential mortgages	88,968	(2)	86,076	–	–	–
Personal and credit card loans	–		65,907	1,771	–	–
Business and government loans	108,277		–	6,442	9,264	–
Customers’ liability under acceptances	8,932		–	–	–	–
Other	1,086		143	–	–	–
Total	$290,380		$152,126	$8,371	$65,657	$30,327

(1)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.
(2)	Includes $88.7 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.

	Consolidated Statement of Financial Position asset exposures
	Drawn(2)				Other exposures
As at October 31, 2011 ($ millions)(1)	Non-retail		Retail	Securitization	Repo-style transactions	Derivatives
Cash and deposits with banks	$36,396		$–	$–	$6,914	$–
Trading assets (loans)	10,180		–	–	–	–
Investment securities (debt)	26,179		21,446	397	–	–
Securities purchased under resale agreements	–		–	–	34,582	–
Derivative financial instruments	–		–	–	–	37,208
Loans:
Residential mortgages	53,982	(3)	68,641	–	–	–
Personal and credit card loans	–		59,562	2,934	–	–
Business and government loans	93,173		–	1,126	7,814	–
Customers’ liability under acceptances	8,171		–	–	–	–
Other	1,303		125	–	–	–
Total	$229,384		$149,774	$4,457	$49,310	$37,208
As at November 1, 2010	$201,014		$153,412	$6,926	$41,238	$26,852

(1)	Prior period amounts have not been restated as they represent the actual amount reported in that period for regulatory purposes.
(2)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.
(3)	Includes $53.6 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.

(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2012, October 31, 2011, and November 1, 2010, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2011.

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CONSOLIDATED FINANCIAL STATEMENTS

Internal grades are used to differentiate the risk of default of borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings
Equivalent External Ratings
Internal Grades	Moodys	S&P
Investment grade
99 – 98	Aaa to Aa1	AAA to AA+
95 – 90	Aa2 to A3	AA to A-
87 – 83	Baa1 to Baa3	BBB+ to BBB-
Non-investment grade
80 – 75	Ba1 to Ba3	BB+ to BB-
73 – 70	B1 to B3	B+ to B-
Watch List
65 – 30	Caa1 to Ca	CCC+ to CC
Default
27 – 21

Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

	IFRS				CGAAP
	2012				2011(1)	Opening as at November 1 2010(1)
	Exposure at default(2)
As at October 31 ($ millions) Category of internal grades	Drawn	Undrawn commitments	Other exposures(3)	Total	Total	Total
Investment grade	$113,241	$ 40,939	$52,861	$207,041	$190,928	$145,253
Non-investment grade	39,982	11,453	6,124	57,559	58,427	38,967
Watch list	2,326	164	171	2,661	3,019	3,185
Default	1,821	95	81	1,997	1,763	837
Total, excluding residential mortgages	$157,370	$ 52,651	$59,237	$269,258	$254,137	$188,242
Government guaranteed residential mortgages(4)	88,744	–	–	88,744	53,552	48,733
Total	$246,114	$ 52,651	$59,237	$358,002	$307,689	$236,975
(1)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(2)	After credit risk mitigation.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, excluding first loss protection of $258 (October 31, 2011 – $593; November 1, 2010 – $783) and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.
(4)	Under Basel II, these exposures are classified as sovereign exposure and included in the non-retail category.

Non-retail standardized portfolio

Non-retail standardized portfolio as at October 31, 2012 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $49 billion (October 31, 2011 –$38 billion;

November 1, 2010 – $79 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.

(iii)	Credit quality of retail exposures

The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies. The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2012, 60% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-volume ratio of the uninsured portion of the portfolio is 54%.

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CONSOLIDATED FINANCIAL STATEMENTS

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

	IFRS						CGAAP
As at October 31 ($ millions)	2012						2011(1)	Opening as at November 1 2010(1)
	Exposure at default(2)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	Line of credit	Qualifying revolving	Other retail	Total	Total	Total
Very low	0.0000% - 0.2099%	$45,253	$ 22,283	$10,613	$2,382	$80,531	$92,167	$84,182
Low	0.2100% - 0.4599%	4,088	901	4,528	7,060	16,577	16,370	19,510
Medium	0.4600% - 3.1999%	16,026	4,742	7,635	5,467	33,870	27,682	23,249
High	3.2000% - 17.2899%	1,344	1,994	2,735	1,474	7,547	6,253	2,461
Very high	17.2900% - 99.9999%	632	212	321	293	1,458	1,104	998
Default	100%	179	31	195	98	503	542	551
Total		$67,522	$ 30,163	$26,027	$16,774	$140,486	$144,118	$130,951

(1)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(2)	After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $36 billion as at October 31, 2012 (October 31, 2011 – $30 billion; November 1, 2010 – $29 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin

American region. Of the total retail standardized exposures, $19 billion (October 31, 2011 – $17 billion; November 1, 2010 – $17 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities borrowing and lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:

–	The risks and rewards of the pledged assets reside with the pledgor.
–	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
–	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
–	Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2012, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $72.3 billion

(October 31, 2011 – $59.3 billion; November 1, 2010 – $44.3 billion). This collateral is held primarily in connection with reverse repurchase agreements, securities borrowing and lending, and derivative transactions.

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 38(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of non-financial assets acquired in exchange for loans as at October 31, 2012 was $375 million (October 31, 2011 – $292 million, November 1, 2010 – $274 million) and were classified as other assets – other.

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

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CONSOLIDATED FINANCIAL STATEMENTS

(i)	Contractual maturities

The table below provides detail on the undiscounted contractual cash flows to maturity of all financial and other liabilities.

As at October 31, 2012 ($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
Deposits	$128,265	$34,824	$46,458	$98,913	$5,439	$149,710	$463,609
Acceptances	8,628	299	5	–	–	–	8,932
Obligations related to securities sold short	18,622	–	–	–	–	–	18,622
Derivative financial instruments	–	–	–	–	–	35,299	35,299
Obligations related to securities sold under repurchase agreements	50,680	2,931	2,418	920	–	–	56,949
Subordinated debentures	1,000	–	250	–	8,893	–	10,143
Capital instruments	–	–	708	–	650	–	1,358
Other liabilities	1,293	1,670	622	3,254	2,547	22,367	31,753
Total	$208,488	$39,724	$50,461	$103,087	$17,529	$207,376	$626,665

As at October 31, 2011 ($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	No specific maturity	Total
Deposits	$138,669	$19,241	$34,613	$95,961	$5,137	$127,714	$421,335
Acceptances	8,025	141	6	–	–	–	8,172
Obligations related to securities sold short	15,450	–	–	–	–	–	15,450
Derivative financial instruments	–	–	–	–	–	40,236	40,236
Obligations related to securities sold under repurchase agreements	37,286	810	120	–	–	–	38,216
Subordinated debentures	–	–	–	251	6,672	–	6,923
Capital instruments	–	–	–	–	2,003	–	2,003
Other liabilities	722	149	396	5,819	958	21,804	29,848
Total	$200,152	$20,341	$35,135	$102,031	$14,770	$189,754	$562,183

(ii)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2012 and October 31, 2011, the majority of commitments to extend credit had a remaining term to maturity of less than one year.

(iii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 9(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.

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CONSOLIDATED FINANCIAL STATEMENTS

(i)	Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

Interest rate sensitivity gap

The following table summarizes carrying amounts of assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

As at October 31, 2012 ($ millions)	Immediately rate sensitive(1)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with banks	$30,695	$18,385	$213	$–	$–	$5,511	$54,804
Precious metals	–	–	–	–	–	12,387	12,387
Trading assets	38	12,244	7,502	23,665	13,730	30,417	87,596
Financial assets designated at fair value through profit and loss	–	–	–	–	–	197	197
Securities purchased under resale agreements	5,333	37,408	4,613	–	–	–	47,354
Investment securities	3	10,436	4,518	14,355	1,533	2,516 (2)	33,361
Loans	20,624	180,233	31,628	119,612	10,988	1,681 (3)	364,766
Other assets	–	–	–	–	–	67,579 (4)	67,579
Total assets	$56,693	$258,706	$48,474	$157,632	$26,251	$120,288	$668,044
Deposits	$60,475	$245,777	$50,220	$86,300	$4,974	$15,863	$463,609
Obligations related to securities sold short	9	1,071	1,864	6,181	5,881	3,616	18,622
Obligations related to securities sold under repurchase agreements	18,197	35,018	3,734	–	–	–	56,949
Capital instruments	–	–	708	–	650	–	1,358
Subordinated debentures	–	1,300	3,053	3,500	2,290	–	10,143
Other liabilities	1,291	2,352	1,994	1,853	1,896	66,598 (4)	75,984
Equity	–	–	–	–	–	41,379 (4)	41,379
Total liabilities and equity	$79,972	$285,518	$61,573	$97,834	$15,691	$127,456	$668,044
On-balance sheet gap	(23,279)	(26,812)	(13,099)	59,798	10,560	(7,168)	–
Off-balance sheet gap	–	98,027	(70,986)	(32,929)	6,030	(142)	–
Interest rate sensitivity gap based on contractual repricing	(23,279)	71,215	(84,085)	26,869	16,590	(7,310)	–
Adjustment to expected repricing	58,755	(95,346)	63,831	(5,600)	(9,972)	(11,668)	–
Total interest rate sensitivity gap	$35,476	$(24,131)	$(20,254)	$21,269	$6,618	$(18,978)	$–

As at October 31, 2011 ($ millions)
Total interest rate sensitivity gap	$39,222	$(11,239)	$(8,013)	$(1,785)	$3,753	$(21,938)	$–

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2)	Represents common shares, preferred shares, and equity accounted investments.
(3)	Includes net impaired loans, less the collective allowance on performing loans.
(4)	Includes non-financial instruments.

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CONSOLIDATED FINANCIAL STATEMENTS

Average effective yields by the earlier of the contractual repricing or maturity dates

The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

As at October 31, 2012 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with banks	0.2%	0.8%	1.8%	–%	–%	–%	0.5%
Precious metals	–	–	–	–	–	–	–
Trading assets	0.6	1.4	1.8	2.1	4.1	–	2.4
Financial assets designated at fair value through profit and loss	–	–	–	–	–	–	–
Securities purchased under resale agreements	0.4	0.9	0.4	–	–	–	0.8
Investment securities(1)	–	3.0	3.9	2.7	3.8	–	3.0
Loans(2)	4.3	3.9	5.9	4.6	6.6	–	4.4
Deposits(3)	0.8	1.1	2.5	2.5	3.4	–	1.5
Obligations related to securities sold short	0.6	0.6	0.6	1.2	2.0	–	1.4
Obligations related to securities sold under repurchase agreements(3)	0.2	1.3	0.3	–	–	–	0.9
Capital instruments(3)	–	–	6.3	–	7.8	–	7.1
Subordinated debentures(3)	–	5.3	5.4	4.6	3.6	–	4.7	(4)
Other liabilities	2.3	4.5	1.8	3.8	2.5	–	3.5

As at October 31, 2011 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with banks	0.4%	1.0%	1.4%	–%	–%	–%	0.7%
Precious metals	–	–	–	–	–	–	–
Trading assets	–	2.0	2.2	2.2	3.5	–	2.6
Financial assets designated at fair value through profit and loss	–	–	–	–	–	–	–
Securities purchased under resale agreements	0.1	1.3	1.0	–	–	–	1.1
Investment securities(1)	1.6	3.2	3.6	3.1	4.5	–	3.3
Loans (2)	4.3	3.3	5.3	4.7	5.7	–	4.0
Deposits(3)	0.9	0.8	2.4	2.9	3.8	–	1.5
Obligations related to securities sold short	0.2	0.9	1.1	1.0	2.3	–	1.5
Obligations related to securities sold under repurchase agreements(3)	0.1	1.4	1.4	–	–	–	1.1
Capital instruments(3)	–	–	6.6	6.3	7.8	–	6.9
Subordinated debentures(3)	–	–	4.6	5.6	5.7	–	5.5	(4)
Other liabilities	3.1	2.6	1.3	3.1	2.5	–	2.4

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.
(3)	Yields are based on book values and contractual rates.
(4)	After adjusting for the impact of related derivatives, the yield was 4.2% (2011 – 5.2%).

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank.

As at October 31	2012						2011
	Net income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value of equity
100 bp increase	$(40)	$17	$(23)	$(245)	$(316)	$(561)	$178	$(144)
100 bp decrease	$30	$(15)	$15	$116	$278	$394	$(185)	$86
200 bp increase	$(80)	$36	$(44)	$(577)	$(609)	$(1,186)	$368	$(300)
200 bp decrease	$69	$(27)	$42	$117	$469	$586	$(366)	$124

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Liability Committee (LCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

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CONSOLIDATED FINANCIAL STATEMENTS

The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2012, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $37 million (October 31, 2011 – $33 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2012 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of equity by approximately $185 million (October 31, 2011 – $206 million), net of hedging.

(iii)	Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of available-for-sale equity securities is shown in Note 10.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a Monte Carlo simulation. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2012
($ millions)	As at October 31, 2012	Average	High	Low	As at October 31, 2011
Interest rate	$12.9	$11.6	$18.6	$6.4	$8.3
Equities	1.7	2.6	5.3	1.1	1.7
Foreign exchange	0.8	1.1	2.5	0.4	1.3
Commodities	3.3	2.8	4.2	1.5	2.6
Debt specific	13.7	14.5	17.6	11.9	12.5
Diversification	(14.0)	(13.9)	N/A	N/A	(11.3)
All-Bank VaR	$18.4	$18.7	$24.2	$15.2	$15.1
All-Bank Stressed VaR	$ 38.8	$ 37.1	$ 43.6	$32.5	$34.1

Below are the market risk requirements as at October 31, 2012.

($ millions)
All Bank VaR	$196
All Bank Stressed VaR	421
Incremental risk charge	118
Comprehensive risk measure	164
CRM surcharge	169
Standardized approach	38
Total market risk capital	$1,106	(1)

(1)	Equates to $13.8 billion of risk-weighted assets

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CONSOLIDATED FINANCIAL STATEMENTS

(d)	Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls with a view to safeguarding client assets and preserving shareholder value.

40	Business combinations

Current Year

International acquisition

Acquisition of Banco Colpatria, Colombia

On January 17, 2012, the Bank acquired control of Banco Colpatria Multibanca Colpatria S.A. (Banco Colpatria) in Colombia with the acquisition of 51% of the common shares. As consideration for the acquisition, the Bank paid cash of US$500 million and issued 10,000,000 common shares. The fair value of the common shares, based on the quoted price of the shares of the Bank at the acquisition date, was approximately $518 million.

Banco Colpatria is a subsidiary of the Bank resulting in consolidation of 100% of its assets and liabilities with the recording of a non-controlling interest for the 49% held by another shareholder. The non-controlling interest was measured at the acquisition date at fair value (excluding its proportionate share of goodwill).

The fair value of the identifiable assets and liabilities of Banco Colpatria as at the date of acquisition were:

Fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with banks	$571
Investment securities	480
Loans	5,566
Intangible assets arising on acquisition	65
Other assets	401
$7,083
Liabilities
Deposits	$5,007
Other liabilities	1,606
$6,613
Total identifiable net assets at fair value	$470
Goodwill arising on acquisition	789
Non-controlling interest	(230)
Purchase consideration transferred	$1,029
Purchase consideration transferred was comprised of:
Cash	$511
Common shares	518
$1,029

Intangible assets of $65 million primarily relate to core deposit, trademark and other benefits and entitlements that emerge from various contractual agreements. Goodwill of $789 million largely reflects Banco Colpatria’s strong market presence and future growth prospects.

The gross contractual amounts of acquired loans was $6,115 million. The Bank recorded fair value adjustment representing a credit mark of $549 million. This credit mark includes $385 million towards incurred losses and $164 million towards overall expected credit loans assessed on a portfolio level.

Since the date of acquisition, Banco Colpatria’s contribution to the Bank was net income of $204 million ($104 million attributable to the Bank’s common shareholders).

If the acquisition had occurred on November 1, 2011, management estimates that for the year ended October 31, 2012, Banco Colpatria’s contribution to consolidated net income would have increased to approximately $260 million. In determining this amount, management has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on November 1, 2011.

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CONSOLIDATED FINANCIAL STATEMENTS

Prior year

Canadian acquisition

Acquisition of DundeeWealth Inc.

As part of the Bank’s strategy to expand its wealth management platform, on February 1, 2011, the Bank completed the acquisition of DundeeWealth Inc. (DundeeWealth), a diversified wealth management company. After the transaction, the Bank owned approximately 120 million common shares of DundeeWealth (representing 97% of the issued and outstanding common shares of DundeeWealth) and all of the issued and outstanding special shares and first preference shares, series X of DundeeWealth. Subsequently, on March 9, 2011, the Bank acquired the remaining 3% of the common shares of DundeeWealth.

As consideration for the additional 81% interest in DundeeWealth, the Bank issued approximately 31 million common shares, 16 million preferred shares and paid cash of $226 million. Total consideration, including the value of the equity interest held prior to the business combination, was $3,011 million. The fair value of the common shares is the quoted price of the shares of the Bank at the acquisition date. Prior to closing, DundeeWealth paid a special cash dividend of $2.00 per common share and special share and $1.67 per first preference share, series X, and also distributed to its shareholders one common share of Dundee Capital Markets Inc. (DCM) per common share and special share and 0.83 of a DCM common share per first preference share, series X. As a result, the Bank owned approximately 19% of the issued and outstanding common shares of DCM.

The fair value of the identifiable assets and liabilities of DundeeWealth as at the date of acquisition were:

Fair value recognized on acquisition ($ millions)
Assets
Cash and non-interest-bearing deposits with banks	$262
Securities	162
Other assets	458
$882
Liabilities
Other liabilities	1,047
Total identifiable net liabilities at fair value	$(165)
Intangible assets arising on acquisition(1)	1,948
Goodwill arising on acquisition	1,228
Purchase consideration transferred	$3,011
Purchase consideration transferred was comprised of:
Cash	$226
Common shares	1,796
Preferred shares	409
Fair value of previously held equity interest in DundeeWealth(2)	546
Other reserves(3)	34
$3,011

(1)	Net of taxes of $661.
(2)	The Bank recognized a $260 gain in other income – other in the Consolidated Statement of Income as a result of remeasuring to fair value the equity interest in DundeeWealth held by the Bank before February 1, 2011.
(3)	The Bank was obligated to convert DundeeWealth share options to options based on the Bank’s common shares. The acquisition date fair value measure of vested replacement awards was $34.

Intangible assets of $2,609 million are primarily comprised of fund management contracts. Goodwill of $1,228 million largely reflects the value of synergies expected by combining certain operations within the Bank’s existing asset and wealth management businesses as well as DundeeWealth’s strong market presence and future growth prospects.

Transaction costs of $4 million are included in operating expenses – professional in the Consolidated Statement of Income.

In the nine months to October 31, 2011, DundeeWealth contributed other income of $647 million and net income of $111 million.

If the acquisition had occurred on November 1, 2010, management estimates for the three months ended January 31, 2011, consolidated other income would have increased by $281 million and consolidated net income would have increased by $42 million. These amounts represent the incremental 81% interest acquired. In determining these amounts, management has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on November 1, 2010.

International acquisitions

Royal Bank of Scotland’s Corporate & Commercial Banking Operations in Chile

On December 17, 2010, the Bank completed its acquisition of the Royal Bank of Scotland’s (RBS) corporate and commercial banking operations in Chile. The purchase resulted in the Bank acquiring approximately $189 million of net assets of RBS and the Bank recorded negative goodwill of $52 million in other income – other.

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CONSOLIDATED FINANCIAL STATEMENTS

Investment in Dresdner Bank, Brasil S.A.

On September 30, 2011, the Bank acquired 100% of the outstanding shares of Dresdner Bank Brasil S.A.- Banco Multiplo (renamed Scotiabank Brasil S.A. Banco Multiplo) for cash consideration. Scotiabank Brasil S.A. Banco Multiplo has a multiple banking license and will offer a range of wholesale banking services. Under the terms of the transaction, the Bank acquired $149 million of net assets. The purchase price allocation for the acquisition was recorded in the fourth quarter and the Bank recorded negative goodwill of $27 million in other income – other.

Investment in Bank of Guangzhou (BGZ), China

On September 9, 2011, the Bank announced its intention to purchase a 19.99% stake in the Bank of Guangzhou (BGZ) for approximately $719 million (CNY 4.65 billion). The investment is subject to regulatory approval and has not closed.

Investment in Pronto! and Nuevo Comercial S.A., Uruguay

The Bank completed its acquisition of 100% of the common shares of Pronto! on February 4, 2011. On June 29, 2011, the Bank also acquired 100% of the common shares of Nuevo Banco Comercial S.A. These acquisitions represent Scotiabank’s entry into Uruguay and the impact is not financially material to the Bank.

41	Events after the Consolidated Statement of Financial Position date

Redemption of Subordinated Notes by Scotiabank Subordinated Notes Trust

On November 1, 2012 Scotiabank Subordinated Notes Trust, redeemed all outstanding Trust Subordinated Notes – Series A for 100% of their principal amount of $1 billion, plus accrued interest to the redemption date.

Renouncement of Tandem SARs

On November 8, 2012, certain employees voluntarily renounced 1,371,282 Tandem SARs while retaining their corresponding stock option for shares.

Acquisition of ING DIRECT

On November 15, 2012, the Bank acquired 100% of the issued and outstanding common shares of ING Bank of Canada (ING DIRECT) for cash consideration of $3,126 million. ING DIRECT, a Canadian chartered bank, primarily offers personal banking products. The acquisition broadens the Bank’s funding base while supporting the Bank’s overall growth objectives.

The Bank has not finalized its initial accounting for the acquisition of ING DIRECT as it has yet to complete the valuation of acquired assets and assumed liabilities, including intangible assets and goodwill. ING DIRECT’s assets and liabilities primarily include loans and securities, and deposits, respectively.

Dividend declared

The Board of Directors, at its meeting on December 6, 2012, approved a quarterly dividend of 57 cents per common share. This quarterly dividend applies to shareholders of record as January 2, 2013, and is payable January 29, 2013.

Approval of consolidated financial statements

The Board of Directors reviewed the 2012 consolidated financial statements and authorized them for issue on December 7, 2012.

42	First-time adoption of IFRS

The Bank has adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) effective November 1, 2010. The accompanying consolidated financial statements for the year ended October 31, 2012 have been prepared in accordance with IFRS. As these are the first consolidated financial statements prepared under IFRS, the provisions of IFRS 1, First-time Adoption of IFRS, have been applied. The Bank previously prepared its primary financial statements under Canadian GAAP.

The following table reflects the reconciliation of shareholders’ equity from Canadian GAAP to IFRS with key impacts by standards identified:

Reconciliation of shareholders’ equity

		As at	Opening as at
($ millions)	Footnotes	October 31 2011	November 1 2010
Total shareholders’ equity under Canadian GAAP		$33,400	$28,210
First-time adoption	(1)	(1,640)	(1,640)
Consolidation	(2)	683	721
Financial instruments	(3)	34	186
Employee benefits	(4)	(157)	(190)
Business combinations	(5)	(45)	(44)
Other	(6)	(35)	(25)
Total adjustments under IFRS		(1,160)	(992)
Total shareholders’ equity under IFRS		$32,240	$27,218

Refer to pages 185 to 188 for explanation of adjustments.

The following notes and tables present reconciliations and provide explanations of how the transition to IFRS has impacted the Bank’s financial position as at November 1, 2010 (opening balance sheet), financial performance for the year ended October 31, 2011 and cash flows.

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CONSOLIDATED FINANCIAL STATEMENTS

The reconciliations are presented in two steps:

—

Step 1 changes the presentation from Canadian GAAP to IFRS using the Canadian GAAP amounts. The change in presentation for the Consolidated Statement of Financial Position is to reflect the assets and liabilities in the order of liquidity, versus the product-based categorization used for Canadian GAAP. The change in presentation for the Consolidated Statement of Income reflects the core income categories. In addition, the following items have been reclassified under IFRS:

–	net income from investment in associated corporations, which is now presented as a separate category of other operating income. Previously, this was presented as either interest income on securities or mutual fund income depending on the nature of the underlying investments;
–	changes in the fair value of financial instruments used for asset/liability management purposes are now presented in other operating income. Previously, this was reported as interest income/expense; and
–	net interest income from trading operations has been reclassified to trading revenues.

There are no changes in values.

—	Step 2 reflects the reclassification and remeasurement adjustments to the Canadian GAAP amounts by IFRS standard to arrive at the IFRS financial statements.

Reconciliation of the Consolidated Statement of Financial Position

Step 1 – Change in Presentation

($ millions)	As at November 1, 2010
	Canadian GAAP balance	Changes in presentation				Canadian GAAP balance under IFRS presentation
Canadian GAAP presentation		From		To			IFRS presentation
Assets							Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,730	$(3,730	)(a)
Interest-bearing deposits with banks	35,800	–		$3,730	(a)	$39,530	Cash and deposits with banks
Precious metals	6,497	–		–		6,497	Precious metals
							Trading assets
Securities
Trading	64,684	(2,764	)(b)	–		61,920	Securities
Available-for-sale	47,228	(47,228	)(c)	–
				9,329	(e)	9,329	Loans
Equity accounted investments	4,651	(4,651	)(d)
				2,764	(b)
				2,098	(e)
				4,862		4,862	Financial assets designated at fair value through profit or loss
Securities purchased under resale agreements	27,920	–		–		27,920	Securities purchased under resale agreements
				26,852	(f)	26,852	Derivative financial instruments
				47,228	(c)	47,228	Investment securities
Loans							Loans
Residential mortgages	120,482	–		–		120,482	Residential mortgages
Personal and credit cards	62,548	–		–		62,548	Personal and credit cards
Business and government	103,981	(11,427	)(e)	–		92,554	Business and government
Allowance for credit losses	2,787					2,787	Allowance for credit losses
Other							Other
Customers’ liability under acceptances	7,616	–		–		7,616	Customers’ liability under acceptances
Derivative instruments	26,852	(26,852	)(f)	–
Land, buildings and equipment	2,450	–		–		2,450	Property and equipment
		–		4,651	(d)	4,651	Investments in associates
Goodwill	3,050	–		589	(g)	3,639	Goodwill and other intangible assets
Other intangible assets	589	(589	)(g)	–
				2,219	(h)	2,219	Deferred tax assets
Other assets	11,366	(2,219	)(h)	–		9,147	Other assets
Total assets	$526,657	$(99,460)		$99,460		$526,657	Total assets

(a), (c), (d), (f), (g), (j), (k), (l) and (m) – Moved to a different order or line item.

(b)	Securities classified under the trading option ($2,764) now presented under a separate line financial assets designated at fair value through profit or loss (FVTPL).
(e)	Split out from loans – business and government ($11,427) to FVTPL ($2,098) and trading assets – loans ($9,329).
(h)	Split out from other assets ($2,219) to deferred tax assets ($2,219).
(i)	Split out from deposits – business and government ($2) to other liabilities ($2).

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CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	As at November 1, 2010
	Canadian GAAP balance	Changes in presentation				Canadian GAAP balance under IFRS presentation
Canadian GAAP presentation		From		To			IFRS presentation
Liabilities and shareholders’ equity							Liabilities
Deposits							Deposits
Personal	$128,850	–		–		$128,850	Personal
Business and government	210,687	$(2	)(i)	–		210,685	Business and government
Banks	22,113	–		–		22,113	Banks
Other							Other
Acceptances	7,616	–		–		7,616	Acceptances
Obligations related to securities sold under repurchase agreements	40,286	(40,286	)(j)
Obligations related to securities sold short	21,519	–		–		21,519	Obligations related to securities sold short
Derivative instruments	31,990	–		–		31,990	Derivative financial instruments
				$40,286	(j)	40,286	Obligations related to securities sold under repurchase agreements
Other liabilities	28,947	(28,947	)(k)
Subordinated debentures	5,939	–		–		5,939	Subordinated debentures
Capital instrument liabilities	500	–		–		500	Capital instruments
				28,947	(k)
				2	(i)
				28,949		28,949	Other liabilities
Shareholders’ equity							Equity
Preferred shares	3,975	(3,975	)(l)
Common shareholders’ equity							Common equity
Common shares and contributed surplus	5,775	(25	)(m)	–		5,750	Common shares
Retained earnings	21,932	–		–		21,932	Retained earnings
Accumulated other comprehensive income (loss)	(4,051)	–		–		(4,051)	Accumulated other comprehensive income (loss)
				25	(m)	25	Other reserves
				3,975	(l)	3,975	Preferred shares
							Non-controlling interests
Non-controlling interests in subsidiaries	579	–		–		579	Non-controlling interests in subsidiaries
						–	Capital instrument equity holders
Total liabilities and shareholders’ equity	$526,657	$(73,235)		$73,235		$526,657	Total liabilities and equity

(a),	(c), (d), (f), (g), (j), (k), (l), and (m) – Moved to a different order or line item.
(b)	Securities classified under the trading option ($2,764) now presented under a separate line financial assets designated at fair value through profit or loss (FVTPL).
(e)	Split out from loans – business and government ($11,427) to FVTPL ($2,098) and trading assets – loans ($9,329).
(h)	Split out from other assets ($2,219) to deferred tax assets ($2,219).
(i)	Split out from deposits – business and government ($2) to other liabilities ($2).

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CONSOLIDATED FINANCIAL STATEMENTS

Step 2 – Reclassification and remeasurement adjustments

($ millions)	As at November 1, 2010
	Canadian GAAP balance under IFRS presentation	First-time adoption of IFRS	Consolidation	Financial instruments	Employee benefits	Business combinations	Other	IFRS
Footnote		(1)	(2)	(3)	(4)	(5)	(6)
Assets
Cash and deposits with banks	$39,530	$701	–	–	–	–	–	$40,231
Precious metals	6,497	–	–	–	–	–	–	6,497
Trading assets
Securities	61,920	–	$67	–	–	–	–	61,987
Loans	9,329	2,098	–	–	–	–	–	11,427
Financial assets designated at fair value through profit or loss	4,862	(4,039)	–	–	–	–	–	823
Securities purchased under resale agreements	27,920	–	–	–	–	–	–	27,920
Derivative financial instruments	26,852	9	47	–	–	–	–	26,908
Investment securities	47,228	(16,395)	304	$244	–	–	–	31,381
Loans
Residential mortgages	120,482	31,844	–	–	–	$(2)	–	152,324
Personal and credit cards	62,548	–	983	–	–	–	–	63,531
Business and government	92,554	813	1,444	–	–	–	–	94,811
Allowance for credit losses	2,787	–	–	(157)	–	–	–	2,630
Other
Customers’ liability under acceptances	7,616	–	–	–	–	–	–	7,616
Property and equipment	2,450	–	–	–	–	(6)	$(46)	2,398
Investments in associates	4,651	–	(37)	–	–	–	21	4,635
Goodwill and other intangible assets	3,639	–	–	–	–	22	–	3,661
Deferred tax assets	2,219	567	176	(61)	$58	4	13	2,976
Other assets	9,147	(1,380)	(279)	8	(3)	(20)	1	7,474
Total assets	$526,657	$14,218	$2,705	$348	$55	$(2)	$(11)	$543,970
Liabilities
Deposits
Personal	$128,850	–	–	–	–	–	–	$128,850
Business and government	210,685	$23,661	$(997)	–	–	–	–	233,349
Banks	22,113	–	–	–	–	–	–	22,113
Other
Acceptances	7,616	–	–	–	–	–	–	7,616
Obligations related to securities sold short	21,519	–	–	–	–	–	–	21,519
Derivative financial instruments	31,990	(552)	–	–	–	–	–	31,438
Obligations related to securities sold under repurchase agreements	40,286	(7,498)	–	–	–	–	–	32,788
Subordinated debentures	5,939	–	1,000	–	–	–	–	6,939
Capital instruments	500	–	1,915	–	–	–	–	2,415
Other liabilities	28,949	247	66	$162	$245	$42	$14	29,725
Equity
Common equity
Common shares	5,750	–	–	–	–	–	–	5,750
Retained earnings	21,932	(5,798)	(270)	6	(178)	(43)	35	15,684
Accumulated other comprehensive income (loss)	(4,051)	4,164	35	180	–	–	(59)	269
Other reserves	25	–	–	–	–	–	–	25
Preferred shares	3,975	–	–	–	–	–	–	3,975
Non-controlling interests
Non-controlling interests in subsidiaries	579	(6)	–	–	(12)	(1)	(1)	559
Capital instrument equity holders	–	–	956	–	–	–	–	956
Total liabilities and equity	$526,657	$14,218	$2,705	$348	$55	$(2)	$(11)	$543,970

Refer to pages 185 to 188 for an explanation of adjustments.

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CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the Consolidated Statement of Income

Step 1 – Change in Presentation

($ millions)	For the year ended October 31, 2011
	Canadian GAAP balance	Changes in presentation				Canadian GAAP balance under IFRS presentation
Canadian GAAP presentation		From		To			IFRS presentation
							Revenue
Interest income	$18,712	$(3,622	) (a)			$15,090	Interest income
Interest expense	9,442	224	(b)	$(3,283	) (a)	6,383	Interest expense
Net interest income	9,270					8,707	Net interest income
Provision for credit losses	1,046	(1,046	) (c)
Total other income	8,018	(8,018	) (d)
				6,007	(d)	6,007	Fee and commission revenues
				216	(d)	216	Fee and commission expenses
						5,791	Net fee and commission revenues
							Other operating income
				111	(b)
				698	(d)
				809		809	Trading revenues

				239	(d)	239	Net gain on investment securities

				299	(a)
				163	(d)
				462		462	Net income from investments in associated corporations
				294	(d)	294	Insurance underwriting income, net of claims

				40	(a)
				113	(b)
				833	(d)
				986		986	Other
						2,790	Total other operating income
						17,288	Total revenue
				1,046	(c)	1,046	Provision for credit losses

Non-interest expenses	9,564					9,564	Operating expenses
Provision for income taxes	1,410					1,410	Income tax expense
Net income	$5,268	$ (10,818)		$ 10,818		$5,268	Net income

(a)	Split out from interest income ($3,622) to interest expense ($3,283), net income from investments in associated corporations ($299) and other operating income – other ($40).
(b)	Split out from interest expense ($224) to trading revenues ($111) and other operating income – other ($113).
(c)	Moved to a different line order.
(d)	Split out from other income ($8,018) to fee and commission revenues ($6,007), fee and commission expenses ($216), trading revenues ($698), net gain on investment securities ($239), net income from investments in associated corporations ($163), insurance underwriting income, net of claims ($294) and other operating income – other ($833).

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CONSOLIDATED FINANCIAL STATEMENTS

Step 2 – Reclassification and remeasurement adjustments

($ millions)	For the year ended October 31, 2011
	Canadian GAAP balance under IFRS presentation	Consolidation	Securitization	Employee Benefits	Effect of changes in FX rates	Hyper- inflationary economies	Share- based payments	Other	IFRS presentation
Footnote		(2)	(3)	(4)	(6)	(6)	(6)	(6)
Revenue
Interest income	$15,090	$56	$707	$–	$–	$–	$–	$2	$15,855
Interest expense	6,383	(26)	484	–	–	–	–	–	6,841
Net interest income	8,707	82	223	–	–	–	–	2	9,014
Fee and commission revenues	6,007	(30)	–	–	(20)	–	–	(14)	5,943
Fee and commission expenses	216	–	–	–	–	–	–	–	216
Net fee and commission revenues	5,791	(30)	–	–	(20)	–	–	(14)	5,727
Other operating income
Trading revenues	809	29	20	–	(28)	–	–	–	830
Net gain on investment securities	239	(3)	50	–	(1)	–	–	–	285
Net income from investments in associated corporations	462	(8)	–	–	–	(17)	–	(4)	433
Insurance underwriting income, net of claims	294	–	–	–	–	–	–	–	294
Other	986	33	(425)	2	136	–	–	(5)	727
Total other operating income	2,790	51	(355)	2	107	(17)	–	(9)	2,569
Total revenue	17,288	103	(132)	2	87	(17)		(21)	17,310
Provision for credit losses	1,046	–	30	–	–	–	–	–	1,076
Operating expenses	9,564	2	(22)	(31)	(2)	–	(10)	(20)	9,481
Income tax expense	1,410	28	(43)	8	25	–	–	(5)	1,423
Net income	$5,268	$73	$(97)	$25	$64	$ (17)	$10	$4	$5,330

Reconciliation of Canadian GAAP net income to IFRS net income

For the year ended ($ millions)	Footnotes	October 31, 2011
Net income under Canadian GAAP		$5,268
Adjustments under IFRS:
Consolidation	(2)	73
Securitization	(3)	(97)
Employee benefits	(4)	25
Effect of changes in FX rates	(6)	64
Hyperinflationary economies	(6)	(17)
Share-based payments	(6)	10
Other	(6)	4
Total adjustments to net income		62
Net income under IFRS		$5,330

Refer to pages 185 to 188 for an explanation of adjustments.

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CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Consolidated Statement of Comprehensive Income

($ millions)	For the year ended October 31, 2011
Footnote	Canadian GAAP balance under IFRS presentation (a)	Consolidation (2)	Financial instruments (3)	Employee benefits (4)	Effect of changes in FX rates (6)	Hyper- inflationary economies (6)	Share- based payments (6)	Other (6)	IFRS presentation
Net income	$5,268	$73	$(97)	$25	$64	$(17)	$10	$4	$5,330
Other comprehensive income (loss), net of taxes:
Net change in unrealized foreign currency translation gains/(losses)	(654)	3	–	3	(37)	(13)	–	1	(697)
Net change in unrealized gains (losses) on financial investments	(119)	24	(57)	–	(14)	–	–	(3)	(169)
Net change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	106	–	–	–	–	–	–	(1)	105
Other comprehensive income (loss), net of taxes	(667)	27	(57)	3	(51)	(13)	–	(3)	(761)
Comprehensive income	$4,601	$100	$(154)	$28	$13	$(30)	$10	$1	$4,569

(a)	There are no Step 1 changes related to other comprehensive income.

Reconciliation of comprehensive income

For the year ended ($ millions)	Footnotes	October 31, 2011
Comprehensive income – Canadian GAAP		$4,601
Consolidation	(2)	100
Financial instruments	(3)	(154)
Employee benefits	(4)	28
Effect of change in FX rates	(6)	13
Hyperinflationary economies	(6)	(30)
Share-based payments	(6)	10
Other	(6)	1
Total adjustment to comprehensive income		(32)
Comprehensive income – IFRS		$4,569

Refer to pages 185 to 188 for an explanation of adjustments.

184      2012  Scotiabank Annual Report

Explanation of significant adjustments from Canadian GAAP to IFRS

1.	IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) – Optional exemptions and mandatory exceptions

IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions.

a)	Optional exemptions

The Bank elected to take the following optional exemptions available under IFRS 1 at November 1, 2010, the transition date. The impact of the Bank’s elections with respect to the optional exemptions under IFRS is discussed below.

Employee benefits

The Bank elected to recognize all cumulative unamortized actuarial losses for employee defined benefit plans at the transition date against retained earnings, instead of retrospective restatement. The impact of this election on transition was a decrease of $1,037 million in other assets, an increase of $395 million in other liabilities and a decrease of $1,432 million in equity.

Cumulative translation differences

The Bank elected to reset cumulative translation differences for all foreign operations to zero at the date of transition to IFRS, instead of retrospectively recalculating the impact under IFRS. As a result, cumulative translation losses of $4,507 million were reclassified from accumulated other comprehensive income (AOCI) to retained earnings within equity on November 1, 2010.

Designation of previously recognized financial instruments

The Bank reclassified and redesignated certain financial assets at the date of transition as follows:

–	Corporate loans of $2,098 million previously designated under the fair value option under Canadian GAAP were reclassified to the held-for-trading loans category under IFRS. Canadian GAAP did not permit these loans to be classified as held-for-trading.
–	Certain debt securities ($555 million) traded in an inactive market were reclassified from available-for-sale (AFS) securities to business and government loans.

The following exemptions were also elected that did not have an impact on the Bank’s opening balance sheet.

Business combinations

The Bank has elected to not restate any business combinations prior to November 1, 2010.

Deemed cost

The Bank has elected not to remeasure items of intangible assets, property and equipment or investment property at fair value on the transition date.

Leases

The Bank has elected not to reassess its determinations made under Canadian GAAP regarding whether an agreement contains a lease.

Fair value measurement of financial assets or financial liabilities at initial recognition

The Bank prospectively applied the guidance in IAS 39, Financial Instruments: Recognition and Measurement, as this guidance is substantially aligned with Canadian GAAP. This guidance relates specifically to financial assets or financial liabilities initially recognized at fair value, where the fair value is established through valuation techniques.

Share-based payments

The Bank is not required to apply IFRS 2, Share-based Payment (IFRS 2), to equity instruments that were granted prior to November 7, 2002. The Bank is also not required to apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before the transition date. The Bank has elected to apply both of these exemptions.

Insurance contracts

The Bank applied IFRS 4, Insurance Contracts, prospectively for reporting periods beginning on or after January 1, 2005. In addition, the Bank continued with its existing insurance accounting policies under IFRS.

Borrowing costs

The Bank will prospectively capitalize borrowing costs directly attributable to the acquisition, construction or production of qualifying assets as prescribed by IFRS. Under Canadian GAAP, the Bank’s accounting policy was to expense these costs as incurred.

b)	Mandatory exceptions

The impact of the mandatory exceptions under IFRS are noted below.

Securitization

The Bank has applied the IFRS derecognition requirements retrospectively to January 1, 2004.

Application of the derecognition criteria has resulted in:

–	Recognition of cash equivalents, mortgages, AFS securities, other assets, funding liability and derecognition of swaps and other liabilities. Cash and cash equivalents increased by $0.7 billion, residential mortgages increased by $14 billion, AFS securities increased by $0.8 billion and deferred taxes and other assets increased by $0.1 billion. In addition, customer deposits increased by $23.7 billion, obligations related to securities sold under repurchase agreements decreased by $7.5 billion, and derivatives and other liabilities decreased by $0.7 billion.
–	Reclassification of MBS securities retained from AFS securities to residential mortgages. Residential mortgages increased by $17.8 billion, AFS securities decreased by $18.3 billion, deferred tax assets increased by $0.1 billion and AOCI reduced by $0.4 billion.
–	Securities designated as trading using fair value option requirements no longer meeting the criteria for fair value option resulting in a reclassification. AFS securities increased by $1.9 billion with a corresponding decrease in fair value option securities.

In aggregate, retained earnings increased by $140 million and AOCI decreased by $336 million in relation to the AFS securities, resulting in a decrease in total equity of $196 million.

Hedge accounting

There was no significant impact as the Bank’s existing hedging strategies under Canadian GAAP qualify for hedge accounting under IFRS.

Assets and liabilities of subsidiaries

Since the Bank has adopted IFRS subsequent to certain of its international subsidiaries, the classification and carrying value of assets and liabilities of these subsidiaries for the consolidated financial statements must be the same as the standalone financial statements of these subsidiaries. The impact of this election was a decrease in

Scotiabank Annual Report  2012      185

AFS securities of $543 million with a corresponding increase in held-to-maturity securities of $270 million, an increase to business and government loans of $258 million, an increase in deferred taxes of $3 million and a decrease in equity of $12 million.

Estimates

Estimates made in accordance with IFRS at the date of transition are consistent with those determined under Canadian GAAP with adjustments made only to reflect any differences in accounting policies. Any additional estimates that are required under IFRS, that were not required under Canadian GAAP, are based on the information and conditions that existed at the date of estimation.

2.	Consolidation

Under IFRS, an entity, including a special purpose entity (SPE), is consolidated based solely on control, which is evidenced by the power to govern the financial and operating policies of an entity to obtain benefit. When assessing control under IFRS, all relevant factors are considered, including qualitative and quantitative aspects.

Canadian GAAP determines consolidation of an entity using two different frameworks: the variable interest entity (VIE) and voting control models. The consolidation of a VIE under Canadian GAAP is based on whether the Bank is exposed to the majority of the VIE’s expected losses or residual returns, or both and considered to be the primary beneficiary.

The differences in the criteria for consolidation between IFRS and Canadian GAAP have resulted in certain SPEs being consolidated under IFRS that were not previously consolidated under Canadian GAAP. The Bank did not deconsolidate any SPEs on transition to IFRS.

The resulting overall impact on the Bank’s financial position is reflected in the table below.

($ millions) Increase/(Decrease)	As at November 1, 2010
Entity	Assets	Liabilities	Retained earnings	AOCI	NCI-capital instrument equity holders
Bank funding vehicles
Consolidation of trusts	$(121)	$(127)	$6	$–	$–
Liabilities & equity	–	(956)	–	–	956
	(121)	(1,083)	6	–	956
Multi-seller conduit	2,951	3,084	(168)	35	–
Other	(125)	(17)	(108)	–	–
Total	$2,705	$1,984	$(270)	$35	$956

AOCI	= Accumulated Other Comprehensive Income
NCI	= Non-controlling interests

Bank funding vehicles

The Bank issues certain of its regulatory capital instruments through trusts (Scotiabank Capital Trust, Scotiabank Tier 1 Trust, Scotiabank Subordinated Notes Trust) that were not consolidated under Canadian GAAP. The trusts’ deposits with the Bank were included under deposits on the Bank’s Consolidated Balance Sheet under Canadian GAAP. Under IFRS, these trusts are consolidated due to the Bank’s decision-making power and the ability to retain the majority of the benefits of the trusts. The impact of consolidation is a reduction of business and government deposits ($1.1 billion), an increase to subordinated debentures ($1.0 billion), and a reduction in assets of $121 million mainly from the elimination of intercompany balances between the Bank and the trusts, and an increase to retained earnings of $6 million.

In addition, certain capital instruments issued by these trusts have been assessed under IFRS as being equity instruments or compound instruments comprising both liability and equity components. The equity classification, in whole or for part of the instruments, is due to certain payment features in these instruments that do not create an unavoidable obligation to pay cash. The trusts’ instruments with these equity-based features are classified, in whole or in part as applicable, as non-controlling interests – capital instruments equity holders. The combined impact of consolidation and the reclassification of these instruments was a reduction of business and government deposits ($2.9 billion), an increase to capital instrument liabilities ($1.9 billion), an increase of $29 million to other liabilities and an increase of $956 million to non-controlling interests – capital instrument equity holders.

Multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit was consolidated on transition to IFRS as the Bank has significant decision-making power over the conduit and has the obligation to absorb certain losses of the conduit through a liquidity asset purchase agreement and program-wide credit enhancement which resulted in the Bank meeting the control criteria under IFRS. The consolidation of this conduit increased assets by approximately $3.0 billion, comprised primarily of loans and available-for-sale investment securities, and liabilities by approximately $3.1 billion, comprised primarily of business and government deposits. A net decrease to retained earnings of $168 million and an increase of $35 million to AOCI was also recorded.

Other

Due to the consolidation of certain other SPEs, the underlying variable of a financial guarantee changed causing it to be classified as a derivative instrument. The financial guarantee was recorded at amortized cost under Canadian GAAP and is recorded at fair value under IFRS. The resulting impact was a decrease in assets of $125 million, a decrease in liabilities of $17 million, and a corresponding decrease to retained earnings of $108 million.

For the year ended October 31, 2011, net income under Canadian GAAP was increased by $73 million as a result of consolidating the Bank funding vehicles, a multi-seller conduit and other SPE under IFRS.

186      2012  Scotiabank Annual Report

3.	Financial instruments

Loan loss provisions

IFRS requires that provisions on undrawn commitments be presented in other liabilities on the Bank’s balance sheet, whereas under Canadian GAAP, these provisions were presented in the allowance for credit losses. As a result, under IFRS, $157 million was reclassified from allowance for credit losses to other liabilities.

Canadian GAAP requires the cessation of the accrual of interest income on any loans identified as being impaired. Under Canadian GAAP, the Bank classified certain non-performing loans as impaired but no allowance was recorded against the loans due to the adequacy of collateral or security. Under IFRS, a loan is considered not to be impaired if there is no allowance recorded against it, and interest income continues to be accrued and recognized using the original effective interest rate. A net increase of $6 million was recorded in retained earnings, offset by an increase in other assets of $8 million and a reduction to deferred tax assets of $2 million as a result of this remeasurement.

For the year ended October 31, 2011, net income under Canadian GAAP increased by $2 million as a result of adopting IFRS.

Securities carried at cost

IFRS requires that all AFS securities be measured at fair value, whereas Canadian GAAP permits equity securities not quoted in an active market to be measured at cost. On transition, an increase to the fair value adjustment of investment securities of $244 million has resulted in a corresponding increase in AOCI of $180 million, a decrease in deferred tax assets of $59 million and an increase in deferred tax liabilities of $5 million.

Securitization

Canadian GAAP uses a control-based model to assess derecognition, while IFRS primarily focuses on whether risks and rewards have been substantially transferred. As a result of the differences in the derecognition criteria between IFRS and Canadian GAAP, the Bank’s insured residential mortgage securitizations through the Canadian Government’s Canada Mortgage Bond (CMB) Programs do not meet the derecognition criteria under IFRS.

Additionally, mortgages securitized and retained as mortgage-backed securities (MBS), classified as AFS securities on the Bank’s balance sheet under Canadian GAAP, would be reclassified to residential mortgages under IFRS.

For the year ended October 31, 2011, net income under Canadian GAAP was decreased by $97 million as a result of adopting IFRS.

4.	Employee benefits

IFRS requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses, subsequent to the transition date. Under IFRS, actuarial gains and losses may either be:

–	Deferred and amortized, subject to certain provisions (corridor approach);
–	Immediately recognized in net income; or
–	Immediately recognized in other comprehensive income without subsequent recycling to net income.

Under Canadian GAAP, the Bank followed the corridor approach in recognizing actuarial gains and losses under its defined benefit plans. The Bank has adopted the corridor approach under IFRS.

Furthermore, under IFRS, the defined benefit obligation and plan assets are measured at the balance sheet date while under Canadian GAAP, the Bank applied a measurement date of two or three months prior to the financial reporting date. IFRS also requires the use of fair value for determining the expected return on plan assets. The Bank used a market-related value under Canadian GAAP.

IFRS will result in different values for plan assets and benefit obligations due to changes in actuarial assumptions applicable for different measurement dates. In addition, the use of fair value versus market-related value will also result in different plan asset values. Plan asset values and benefit obligations impact future employee benefit expenses.

The impact on the Bank’s opening balance sheet for measurement differences between IFRS and Canadian GAAP is an increase in other assets of $55 million, an increase in other liabilities of $245 million and a decrease in retained earnings of $178 million and non-controlling interests in subsidiaries of $12 million.

For the year ended October 31, 2011, net income under Canadian GAAP was increased by $25 million as a result of adopting IFRS.

5.	Business combinations

The business combinations model under IFRS represents a fair value model of accounting which is substantially converged with Canadian GAAP that the Bank early adopted on November 1, 2010. Although the Bank elected to not restate any business combinations that occurred prior to November 1, 2010, certain adjustments are still required upon transition to IFRS which are not grandfathered under the IFRS 1 election.

The impact of these adjustments to the Bank’s opening balance sheet was a reduction to equity of $44 million, a decrease in assets of $2 million and an increase in liabilities of $42 million, primarily as a result of recognizing contingent consideration at fair value.

For the year ended October 31, 2011, net income under Canadian GAAP was decreased by $1 million as a result of adopting IFRS.

6.	Other

There are a number of other implications of adopting IFRS that individually were not significant and are summarized below.

Investment property

IFRS requires that property held to earn rental income or for capital appreciation purposes should be classified separately as investment property under IFRS. Under Canadian GAAP, this property was classified as land, buildings and equipment. As a result, $255 million was reclassified from land, buildings and equipment to property and equipment on the Bank’s opening balance sheet under IFRS.

Property and equipment

IFRS requires a more granular level of assessment of components of property and equipment with each major component depreciated separately over its estimated useful life. The impact of this remeasurement for certain components of buildings on transition was a reduction in the property and equipment balance of $46 million, an increase to deferred tax assets of $12 million and a reduction to retained earnings of $34 million.

For the year ended October 31, 2011, net income under Canadian GAAP was decreased by $1 million as a result of adopting IFRS.

The effects of changes in foreign exchange rates

IFRS requires that the functional currency for each foreign operation be determined based on the primary economic environment in which the entity operates. IFRS distinguishes primary factors to be considered in determining the functional currency of foreign operations while Canadian GAAP does not place any priority on any factors for consideration. This has resulted in a change in functional currency of certain subsidiaries on transition to IFRS.

Scotiabank Annual Report  2012      187

Due to changes in functional currencies of certain subsidiaries on transition to IFRS, a transition adjustment was required to record the cumulative foreign exchange impact on certain AFS equity securities and the related funding liability, resulting in a decrease of $51 million in AOCI and an increase of $51 million in retained earnings.

For the year ended October 31, 2011, net income under Canadian GAAP increased by $64 million as a result of adopting IFRS. This was due to changes in the functional currencies of certain subsidiaries and the changes to the related net investment hedges.

Financial reporting in hyperinflationary economies

Under IFRS, if the functional currency of a foreign operation is hyperinflationary, then purchasing power adjustments are made to the financial statements of the foreign operation prior to translation. The impact from this remeasurement was an increase of $32 million to investments in associates with an offsetting increase to retained earnings and AOCI.

For the year ended October 31, 2011, net income under Canadian GAAP was decreased by $17 million as a result of adopting IFRS.

Share-based payments

IFRS requires cash-settled (i.e., liability-classified) awards to be remeasured at each reporting date based on changes in the fair value of the liability as compared to intrinsic value under Canadian GAAP. This results in measurement differences between IFRS and Canadian GAAP.

Furthermore, under IFRS, forfeitures are required to be estimated on the grant date and included in the measurement of the liability. However, under Canadian GAAP, forfeitures may be recognized either as they occur, or estimated on initial recognition. The Bank previously recognized forfeitures as they occurred.

As a result of the difference in measurement bases between IFRS (fair value) and Canadian GAAP (intrinsic value), the resulting adjustment for awards that had not settled on transition date was a decrease to retained earnings of $21 million, a decrease to deferred tax assets of $1 million and an increase in other liabilities of $20 million.

For the year ended October 31, 2011, net income under Canadian GAAP was increased by $10 million as a result of adopting IFRS.

Income taxes

Under IFRS, income tax relating to items charged or credited directly to other comprehensive income or equity, is charged or credited directly to those same balance sheet accounts regardless of the period in which the income tax is recognized. On transition, this resulted in an increase of $18 million in retained earnings and a related decrease in AOCI.

For the year ended October 31, 2011, net income under Canadian GAAP was increased by $9 million as a result of adopting IFRS.

Interests in joint ventures

IFRS provides two acceptable methods to account for interests in joint ventures: proportionate consolidation or the equity method instead of only proportionate consolidation under Canadian GAAP. The Bank has elected to apply the equity method of accounting to all of its joint ventures. On transition, the Bank recorded a decrease of $13 million in other liabilities with offsetting decreases in investments in associates of $11 million and other assets of $2 million.

For the year ended October 31, 2011, net income under Canadian GAAP was not impacted as a result of adopting IFRS.

Insurance contracts

IFRS requires the presentation of reinsurance transactions on a gross basis. This resulted in an increase of $5 million to other assets and other liabilities on the Consolidated Statement of Financial Position as at November 1, 2010.

For the year ended October 31, 2011, net income under Canadian GAAP was not impacted as a result of adopting IFRS.

Customer loyalty programs

IFRS applies a revenue approach to account for customer loyalty programs, which requires a portion of the revenue earned at the time of the transaction to be deferred, as compared to a liability approach under Canadian GAAP. As a result, on transition, other liabilities increased by $1 million with an offsetting decrease to retained earnings.

For the year ended October 31, 2011, net income under Canadian GAAP was increased by $2 million as a result of adopting IFRS.

Impairment of goodwill

IFRS uses a one-step approach for impairment testing of non-financial assets by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Canadian GAAP however uses a two-step approach for impairment testing: first comparing an asset’s carrying value with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing the asset’s carrying value with its fair value.

IFRS requires that goodwill be allocated and tested for impairment at the level of cash-generated units (CGU) or group of CGUs. Under IFRS, each CGU or group of CGUs to which goodwill is allocated should represent the lowest level within the entity at which goodwill is monitored for internal management purposes. The Bank has concluded the level at which goodwill is tested under IFRS is the same as under Canadian GAAP. Goodwill was tested for impairment upon transition to IFRS on November 1, 2010 and on July 31, 2011 and no impairment was determined.

Impact on regulatory capital

The impact of the IFRS adjustments to the Bank’s regulatory capital ratios is a decline of approximately 77 basis points on the Bank’s Tier 1 capital ratio and an increase of 0.9 to the assets-to-capital multiple. The Office of the Superintendent of Financial Institutions (OSFI) has allowed financial institutions to elect to take the impact over five quarters. The Bank has elected to phase in the impact over five quarters ending January 31, 2013.

Effect of IFRS adoption for the Consolidated Statement of Cash Flows

Material adjustments to the statement of cash flows for 2011

In accordance with IAS 7, Statement of Cash Flows, interest paid and income taxes paid have been moved into the body of the Consolidated Statement of Cash Flows, whereas they were previously disclosed as supplementary information. In addition, loans and deposits are now classified as operating activities from investing activities and financing activities, respectively. There were no other material differences between the Consolidated Statement of Cash Flows presented under IFRS and the Consolidated Statement of Cash Flows presented under previous Canadian GAAP.

188      2012  Scotiabank Annual Report

Shareholder Information

Annual Meeting

Shareholders are invited to attend the 181st Annual Meeting of Holders of Common Shares, to be held on April 9, 2013, at the World Trade and Convention Centre, Grand Ballroom B, 1800 Argyle Street, Halifax, Nova Scotia, Canada, beginning at 10:00 a.m. (local time).

Shareholdings and Dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of Shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Series 12, Series 13, Series 14, Series 15, Series 16, Series 17, Series 18, Series 20, Series 22, Series 24, Series 26, Series 28, Series 30 and Series 32 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 12, Preferred	BNS.PR.J	064149 81 8
Series 13, Preferred	BNS.PR.K	064149 79 2
Series 14, Preferred	BNS.PR.L	064149 78 4
Series 15, Preferred	BNS.PR.M	064149 77 6
Series 16, Preferred	BNS.PR.N	064149 76 8
Series 17, Preferred	BNS.PR.O	064149 75 0
Series 18, Preferred	BNS.PR.P	064149 74 3
Series 20, Preferred	BNS.PR.Q	064149 72 7
Series 22, Preferred	BNS.PR.R	064149 69 3
Series 24, Preferred	BNS.PR.S	064149 13 1
Series 26, Preferred	BNS.PR.T	064149 67 7
Series 28, Preferred	BNS.PR.X	064149 65 1
Series 30, Preferred	BNS.PR.Y	064149 63 6
Series 32, Preferred	BNS.PR.Z	064149 61 0

Dividend Dates for 2013

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 2	January 29
April 2	April 26
July 2	July 29
October 1	October 29

Future Annual Meeting

The Annual Meeting for the fiscal year 2013 is scheduled for April 8, 2014, in Kelowna, British Columbia, Canada.

Valuation Day Price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit Ratings

SENIOR LONG-TERM DEBT/DEPOSITS
DBRS	AA
Fitch	AA -
Moody’s	Aa1
Standard & Poor’s	AA -

SHORT TERM DEPOSITS / COMMERCIAL PAPER
DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1+

SUBORDINATED DEBT
DBRS	AA(low)
Fitch	A+
Moody’s	Aa2
Standard & Poor’s	A

NON-CUMULATIVE PREFERRED SHARES
DBRS	Pfd-1(low)
Moody’s	A3
Standard & Poor’s	A / P-1(low)*

*Canadian scale

Scotiabank Annual Report  2012      189

Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all incurred credit-related losses in the Bank’s portfolio of loans. It includes individual and collective allowances.

Assets Under Administration and Management: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s Consolidated Statement of Financial Position.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one per cent.

Capital: Consists of common shareholders’ equity, non-cumulative preferred shares, capital instruments and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

Capital Instrument: An innovative capital instrument that is issued indirectly through a special purpose vehicle for the purpose of obtaining funding for the Bank that normally qualifies as regulatory capital. A capital instrument may have characteristics of debt, equity, or both debt and equity (i.e., a compound instrument).

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Fair Value: The amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Core Banking Margin: This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the fact that net interest from trading operations is recorded in trading revenues included in other operating income.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as

FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Productivity Ratio: Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB). A lower ratio indicates improved productivity.

Repos: Repos is short for “obligations related to assets sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity.

Reverse Repos: Short for “assets purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel II Framework. Credit-risk risk-weighted assets are calculated based formulas specified by the Basel II Framework which are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to on balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approach to calculate operational risk capital. These capital requirements are converted to risk weighted assets equivalent by multiplying by a 12.5 factor.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the Consolidated Statement of Financial Position.

Special Purpose Entity: A special purpose entity (SPE) is defined as an entity created to accomplish a narrow and well-defined objective. A SPE may take the form of a corporation, trust, partnership or unincorporated entity. SPEs are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE.

Standby Letters of Credit and Letters of Guarantee: Assurances given by the Bank that it will make payments on behalf of clients to third parties. The Bank has recourse against its clients for any such advanced funds.

190      2012  Scotiabank Annual Report

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Tangible Common Equity Ratio: The tangible common equity (TCE) ratio is a ratio of TCE to risk-weighted assets. The level of tangible common equity is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total common equity plus non-controlling interest in subsidiaries, goodwill and unamortized intangible assets (net of taxes).

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

Tier 1 And Total Capital Ratios: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common equity, non-controlling interest in subsidiaries, capital instruments plus non-cumulative preferred shares, less goodwill and ineligible unamortized intangible assets. Tier 2 capital consists mainly of subordinated debentures and the eligible general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total regulatory capital.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Basel II Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).

Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi development banks (MDBs) and certain PSEs treated as sovereign.

Securitization: On-balance sheet investments in asset-backed securities, mortgage backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to Bank’s own sponsored and third-party conduits, and credit enhancements.

Retail

Real Estate Secured

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures (QRRE): Credit cards and unsecured line of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and available-for-sale debt securities.

Undrawn: Unutilized portion of an authorized committed credit lines.

Other Exposures

Repo-Style transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC derivatives: Over-the-counter derivatives contracts.

Other off-balance sheet: Direct credit substitutes, such as standby letters of credits and guarantees, trade letters of credits, and performance letters of credits and guarantees.

Scotiabank Annual Report  2012      191

ADDITIONAL INFORMATION
CORPORATE HEADQUARTERS	FOR FURTHER INFORMATION

Scotiabank Scotia Plaza 44 King Street West Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-6161 Fax: (416) 866-3750 E-mail: email@scotiabank.com

Customer Service Centre

1-800-4-SCOTIA

Finance Department

Scotiabank

44 King Street West

Toronto, Ontario

Canada M5H 1H1

Tel: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Financial Analysts, Portfolio Managers and other Institutional Investors

Tel: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Online

For product, corporate, financial

and shareholder information:

scotiabank.com

Public, Corporate and Government Affairs

Scotiabank

44 King Street West

Toronto, Ontario

Canada M5H 1H1

Tel: (416) 866-6161

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Shareholder Services

Transfer Agent and Registrar Main Agent

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario

Canada M5J 2Y1

Tel: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Tel: 1-800-962-4284

192      2012  Scotiabank Annual Report

Our philanthropic program,

Scotiabank Bright Future

responds to the needs of communities globally at the grassroots level through donations, sponsorships and employee volunteerism across six pillars.

Go online for the latest news and successes of Scotiabank Bright Future in local communities at www.scotiabankbrightfuture.com

Scotiabank’s Bright Future program focuses on responding to the needs of local communities around the world at a grassroots level. The program brings together the passion of our employees, the insight of our partners and the spirit of our communities. In 2012, that passion, spirit and insight were recognized by the Association of Fundraising Professionals (AFP), Greater Toronto Chapter, when Scotiabank received the Philanthropy Award and was named Outstanding Corporation.

The annual awards honour transformational leadership in philanthropy. The awards recognize individuals or groups who demonstrate outstanding commitment to the community and empower others to meet challenges and overcome obstacles.

Scotiabank contributes to a wide range of community causes worldwide. As well, Scotiabankers volunteer countless hours to bring about change in their local communities.

Together,
we are building stronger communities.

Addressing customers’ financial needs through
comprehensive expertise and tailored insight.”

Employees* 81,497 Branches and offices* 3,123 Customers more than 19 million *Excludes Affiliates

9464418	® Registered trademark of The Bank of Nova Scotia.

Locations worldwide‡

North America: Canada, Mexico, United States

Central & Belize, Brazil, Chile, Colombia, Costa Rica, El Salvador, Guatemala,

South America: Guyana, Nicaragua, Panama, Peru, Uruguay, Venezuela

Caribbean: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Bonaire,

British Virgin Islands, Cayman Islands, Cuba, Curaçao, Dominica,

Dominican Republic, Grenada, Haiti, Jamaica, Puerto Rico,

St. Eustatius, St. Kitts and Nevis, St. Lucia, St. Maarten, St. Vincent

and the Grenadines, Trinidad and Tobago, Turks and Caicos,

U.S. Virgin Islands

Europe & United Arab Emirates, Egypt, Ireland, Russia, Turkey, United Kingdom

Middle East:

Asia/Pacific: Australia, China, Hong Kong SAR – People’s Republic of China,

India, Japan, Korea (Republic of), Malaysia, Singapore, Taiwan,

Thailand, Vietnam

‡ Includes Affiliates.